Exhibit 99.1

March 27, 2019

Bezeq - The Israel Telecommunication Corp. Ltd.

Periodic Report for 2018

Chapter A	-	Description of Company Operations

Chapter B	-	Directors’ Report on the State of the Company’s Affairs

Chapter C	-	Financial Statements

Chapter D	-	Additional Information about the Company and Corporate Governance Questionnaire

Chapter E	-	Report on the Effectiveness of Internal Control

The information contained in this report constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

Chapter A
(Description of Company Operations)
To the Periodic Report for 2018

The information contained in this report constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

Chapter A - Description of Company Operations

Table of Contents

1.	General development of the Group’s business		1
	1.1	Group activities and business development	1
	1.2	Segments of operation	7
	1.3	Investments in the Company’s capital and transactions in its shares	7
	1.4	Dividend Distribution	7
	1.5	Financial information about the Group’s segments of operation	8
	1.6	Forecast regarding the Group	17
	1.7	General environment and the influence of outside factors on the Group’s activity	17
	1.8	Bezeq Group’s Business Strategy	26

2.	Bezeq - Domestic Fixed-Line Communications		27
	2.1	General Information on the Operating Segment	27
	2.2	Products and Services	32
	2.3	Breakdown of product and service revenues	34
	2.4	Trade receivables	34
	2.5	Marketing, distribution and service	34
	2.6	Competition	35
	2.7	Property, plant and equipment	40
	2.8	Intangible assets	45
	2.9	Human resources	46
	2.10	Equipment and suppliers	48
	2.11	Working Capital	49
	2.12	Investments	49
	2.13	Financing	50
	2.14	Taxation	52
	2.15	Environmental risks and means for their management	52
	2.16	Restrictions and control of the Company’s operations	53
	2.17	Material Agreements	68
	2.18	Legal proceedings	70
	2.19	Business Goals and Strategies	82
	2.20	Risk Factors	83

3.	Pelephone – Mobile radio-telephone (cellular telephony)		87
	3.1	General information about the area of operations	87
	3.2	Services and products	90
	3.3	Income from products and services	90
	3.4	Trade receivables	91
	3.5	Marketing, distribution and service	91
	3.6	Competition	91
	3.7	Property, plant and equipment	93
	3.8	Intangible assets	94
	3.9	Human resources	96
	3.10	Suppliers	97
	3.11	Working capital	98
	3.12	Taxation	99
	3.13	Environmental risks and means for their management	99

A-i

Chapter A (Description of Company Operations) of the Periodic Report for 2018

	3.14	Restrictions on and control of Pelephone’s operations	100
	3.15	Material Agreements	104
	3.16	Legal proceedings	105
	3.17	Business strategy and goals	108
	3.18	Anticipated developments in the coming year	108
	3.19	Discussion of Risk Factors	108

4.	Bezeq International – International telecommunications, Internet and NEP services		112
	4.1	General	112
	4.2	Products and services	113
	4.3	Revenues	114
	4.4	Trade receivables	114
	4.5	Marketing, distribution and service	114
	4.6	Competition	115
	4.7	Property, plant and equipment	116
	4.8	Human resources	116
	4.9	Suppliers	118
	4.10	Taxation	118
	4.11	Restrictions and supervision of Bezeq International’s operations	118
	4.12	Legal proceedings	120
	4.13	Goals, business strategy and expected development	121
	4.14	Discussion of Risk Factors	121

5.	DBS – Multi-channel television		123
	5.1	General information about the area of operations	123
	5.2	Products and services	127
	5.3	Revenue of products and services	128
	5.4	Trade receivables	128
	5.5	Marketing and Distribution	128
	5.6	Competition	129
	5.7	Production capacity	130
	5.8	Property, plant and equipment	131
	5.9	Intangible assets	132
	5.10	Broadcasting rights	133
	5.11	Human resources	133
	5.12	Suppliers	135
	5.13	Financing	135
	5.14	Taxation	135
	5.15	Restrictions and supervision applicable to DBS	136
	5.16	Material Agreements	138
	5.17	Legal proceedings	140
	5.18	Goals and Business Strategy	146
	5.19	Discussion of Risk Factors	147

A-ii

Chapter A (Description of Company Operations) of the Periodic Report for 2018

Chapter A - Description of Company Operations

Bezeq – The Israel Telecommunication Corp. Ltd. (“the Company” or “Bezeq”) together with its wholly owned subsidiaries, whose financial statements are consolidated with those of the Company, will henceforth be called together in this Periodic Report “the Group” or “Bezeq Group”.

For the reader’s convenience, Appendix A to this chapter contains a list and explanation of the key defined terms in the report.

1.	General development of the Group’s business

1.1	Group activities and business development

1.1.1	General

At the date of this periodic report, Bezeq Group is a main provider of communications services in Israel. Bezeq Group implements and provides a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, multi-channel satellite television broadcasts and television broadcasts over the Internet, internet infrastructure and access services, call center services, maintenance and development of communications infrastructures, provision of communications services to other communications providers, including wholesale market services, television and radio broadcasts, and supply and maintenance of equipment and services on customer premises (network end point – NEP – services).

The Company was established in 1980 as a government company to which the activities carried out until then at the Ministry of Communications were transferred, and it was privatized over a period of years. The Company became a public company in 1990 and its shares are traded on the TASE.

Diagram of the Company’s holding structure and the Company’s holdings in the main subsidiaries, at the date of approval of the report (March 27, 2019):

(*) On B Communications and its control of the Company - see Section 1.1.2.

In addition, the Company holds 100% of the issued capital of Bezeq On-Line, which operates customer call centers of a scope that is not material to the Company.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

1.1.2	Control of the Company

Since April 14, 2010, the controlling shareholder of the Company is B Communications, through its wholly-controlled (indirectly) company B Tikshoret (SP2) Ltd. (“B Tikshoret”), which is indirectly controlled by Eurocom Communications.1

As part of the transaction to acquire control of the Company, companies in B Communications Group and individuals who are the controlling shareholders therein were granted approval by the Prime Minister and the Minister of Communications in accordance with the provisions of the Communications Law and Communications Order - to control the Company (“the Control Permit”). The Control Permit was contingent, inter alia, upon the percentage of B Tikshoret’s holding in the Company not falling below 30% (“the Minimum Percentage”), subject to a number of exceptions stated in the Communications Order. On February 2, 2016, the Company received notice from B Communications Group whereby pursuant to the statutory provisions and in accordance with the control permits, B Communications is entitled to lower the Minimum Percentage subject to certain conditions stipulated in the Communications Order, provided that B Communications Group continues to control the company in that its percentage holding in the Company does not fall below 25%.2

On December 20, 2017, banking corporations filed a motion to liquidate Eurocom Communications. At the Company’s request, it was included as a party to the liquidation proceeding, given that it is a significant creditor of Eurocom Communications, in the amount of NIS 119 million (see Section 1.1.4). In February 2018, a motion was filed to approve a creditors’ arrangement based on the entry of an investor to Eurocom Group. However, subsequently, Eurocom Communications informed the Company that the Investor had filed a notice in the court of the expiry of the proposed arrangement in view of the non-fulfillment of preconditions.

On April 22, 2018, an order of liquidation was issued for Eurocom Communications (which entered into force on May 3, 2018), where in the framework of the liquidation decision the Court stipulated that its ruling does not infringe upon the control permit regarding the Company. Subsequently, on October 24, 2018, the Company received notice from Internet Gold, which is controlled by Eurocom Communications and controls B Communications, the controlling shareholder in the Company, that the special administrators of Eurocom Communications who were appointed in Eurocom’s liquidation process,3 were confirmed as the holders of the control permit4 (effective from May 3, 2018), pursuant to Section 4D of the Communications Law and Section 3 of the Communications Order.

On January 16, 2019, Internet Gold announced that upon expiry of the date for the submittal of binding offers in the procedure that it conducted for the sale of its holdings in B Communications on January 15, 2019, no binding offers were made to purchase the holdings. In February 2019, Internet Gold reported that it had received an offer to purchase shares of B Communications from an investor, and it subsequently reported that this offer had been rejected by the holders of Internet Gold’s debentures.

[1]	To the best of the Company’s knowledge, B Tikshoret is a private company registered in Israel, wholly owned and controlled by B Tikshoret (SP1) Ltd., which is wholly owned and controlled by B Communications. B Communications is an Israeli public company whose shares are traded by way of double listing on the TASE and on the Nasdaq. The controlling shareholder in B Communications is Internet Gold – Golden Lines Ltd. (“Internet Gold”), and the controlling shareholder in Internet Gold is Eurocom Communications, a company controlled by Eurocom Holdings (1979) Ltd.
[2]	Notably, further to this notice, close to this date, B Communications sold 4.18% of its holdings in the Company, so that after the sale, its percentage holding in the Company fell to 26.34%.
[3]	According to the clarification received by the Company from the controlling shareholder on November 16, 2018, in view of the proceedings for the liquidation of Eurocom Communications and the resulting de-facto legal rift at the control, management, decision-making, activity, etc. level between Mr. Shaul Elovitch and Eurocom Communications and the companies it controls, then pursuant to the controlling shareholder’s notice, Mr. Shaul Elovitch is no longer defined as holding joint control together with B Communications or as a principal shareholder therein or in the Company. On this matter, see also the Company’s Immediate Report dated November 18, 2018, on the list of principal shareholder holdings and the senior officers, included in this report by way of reference.
[4]	Notably, the confirmation does not state explicitly that it is a “control permit”, but that it is “confirmation under Section 4D of the Communications Law and Section 3 of the Communications Order”. These clauses relate to restrictions on control and holding (control, significant influence and holding 5% or more of the means of control), and not necessarily control.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

On this matter, see also immediate reports published by the Company dated December 20, 24, 25 and 26, 2017, January 15, 2018, February 25, 2018, March 12, 2018, June 26, 2018, October 16, 2018, October 24, 2018 and January 16, 2019, which are included in this report by way of reference.

For information about restrictions that may apply to B Communications commencing December 2019 under the Market Concentration Law, in connection with control in the Company, if at that time B Communications is a second tier company according to this law, and restrictions that apply to the Company in this context as a third-tier company, see Section 1.7.4.7.

1.1.3	Organizational structure - Bezeq Group

On September 4, 2007, the Company’s Board of Directors resolved, in accordance with Section 50(A) of the Companies Law and Articles 119 and 121.1 of the Company’s articles, that the powers of the CEO with respect to corporations held directly or indirectly by the Company (including Pelephone, Bezeq International, DBS, Walla and Bezeq Online) will be transferred to the Board of Directors, and the Board of Directors passed resolutions for the purpose of implementing this resolution.

Diagram of the Group’s organizational structure (including significant subsidiaries only) at the date of publication of the report:

(1)	There is currently one CEO for Pelephone, DBS and Bezeq International, and some of the VPs serve concurrently in the same position in all three or in two of the companies. See Section 1.8.
(2)	For a diagram of Pelephone’s organizational structure see Section 3.9.1.
(3)	For a diagram of DBS’s organizational structure see Section 5.11.
(4)	For a diagram of Bezeq International’s organizational structure, see Section 4.8.
(5)	For a diagram of Bezeq (Fixed Line) organizational structure, see Section 2.9.
(6)	The Group’s HQ includes the VP Finance and CFO (who reports to the Board of Directors on matters pertaining to the entire Group, the consolidated statements, and to the subsidiaries, the Board of Directors and CEO of the Company regarding the Company’s domestic fixed-line communications), head of the security unit (who reports to the Board of Directors on matters pertaining to the entire Group and the subsidiaries), and the Internal Auditor and Group Secretary, and the head of Internal Enforcement who are subordinate to the Chairman of the Board.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

1.1.4	Mergers, acquisitions and structural changes

Merger of the Company and DBS

Until March 25, 2015, the Company held 49.78% of the shares of DBS and it also owned stock options which entitled it to 8.6% of the shares of DBS and which the Company has not yet exercised. The balance of DBS shares are held by Eurocom D.B.S.5

On March 25, 2015, the Company exercised the stock options that it owned, for no payment, and on June 24, 2015 the Company completed a transaction in which it acquired all the holdings of Eurocom DBS in DBS, as well as all the shareholders’ loans that Eurocom DBS provided to DBS (NIS 1,538 million as at December 31, 2014) (“the Purchase Transaction”).

Upon completion of the transaction, the Company transferred to Eurocom DBS the cash payment for the Purchase Transaction of NIS 680 million. Upon completion of the Purchase Transaction, DBS became a wholly owned subsidiary (100%) of the Company.

Notably, under the terms of the Purchase Transaction, in addition to the cash payment of NIS 680 million, the consideration also included two additional contingent payments, as follows:

A.	One additional payment of up to NIS 200 million based on the tax synergy in accordance with the conditions defined in the purchase agreement. (“First Contingent Payment”). Most of the First Contingent Payment was paid after the Company entered into a tax assessment agreement and tax decision with the Tax Authority concerning financing income, shareholders’ loans, the losses and merger of DBS (see also Section 2.14.2 and Notes 7 and 14.2 to the 2018 Financial Statements).

B.	An additional payment of up to NIS 170 million in accordance with the business results of DBS in 2015-2017 (“Second Contingent Payment”). The Company paid advances on account of the Second Contingent Payment in the amount of NIS 119 million.

Based on the financial results of DBS for 2017 and given that the final amount of the Second Contingent Payment was less than the advances that the Company paid to Eurocom DBS for that consideration, Eurocom DBS must return the difference to the Company.

In view of reports about discussions that took place between companies in Eurocom Group and their creditors, in August 2017 the Company wrote to Eurocom D.B.S. (with a copy to the banks, who to the best of its knowledge are the principal creditors of Eurocom Group) asking for information about the ability of Eurocom D.B.S. to refund the aforesaid difference to the Company and with a request to be party to the discussions with Eurocom Group’s creditors, and to any move that involves a change in the collaterals or assets of Eurocom Group. Subsequently, the Company joined the proceeding to liquidate Eurocom Communications (on this matter, see Section 1.1.2). Furthermore, on January 4, 2018, the Company asked Eurocom D.B.S. to pay it within 21 days the amount of the advance on account of the Second Contingent Payment, plus interest as defined in the Agreement, and this after Eurocom DBS failed to meet the targets entitling it to this payment. Subsequently, at the Company’s request, on April 22, 2018, the Tel Aviv District Court issued an order of liquidation for Eurocom DBS and the Company’s attorneys were appointed the liquidator of Eurocom DBS.

For information about the conditions set out in the Competition Authority’s approval for the merger (according to its meaning in the Economic Competition Law) between the Company and DBS, see Section 2.16.8.3. For additional information on the foregoing in this section, see the amended Transaction Report dated March 12, 2015, included here by way of reference.

On December 25, 2016, the Company and DBS signed a merger agreement (“the Merger Agreement”) so that subject to the conditions precedent set out therein, which included, inter alia, obtaining various regulatory approvals from the Ministry of Communications, the Minister of Communications and Head of the Civil Administration, on the date of completion of the merger, and effective retroactively from the effective date of the merger (December 31, 2016), all the activity of DBS will be merged with and into the Company, for no payment, in accordance with the provisions of Section 323 of the Companies Law and under the provisions of Sections 103B and103C of the Income Tax Ordinance,6 and DBS will cease to exist as a separate legal entity.

[5]	A company that was controlled (indirectly) by Messrs. Shaul and Yosef Elovitch, controlling shareholders of the Company at that time.
[6]	In the matter of a taxation decision received on September 15, 2016 by the Tax Authority, as part of a tax assessment agreement that the Company signed with the Tax Authority, which includes the Tax Authority’s preliminary approval for tax purposes for the merger of DBS with and into the Company, in accordance with the provisions of Section 103B of the Income Tax Ordinance (“the Approval”), see an Immediate Report of the Company dated September 18, 2016. Pursuant to the said announcement of the Ministry of Communications, the Company held discussions with the Tax Authority and at this stage it is agreed that closer to the time of obtaining the Ministry of Communication’s approval for the merger, its compatibility with the taxation decision will be reviewed.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

The main purpose of the merger, from the business and economic perspective, is to streamline the activity and operation of the Company and DBS and consolidate them under one legal entity so as to save operating costs over time.

For additional information on the foregoing in this section, see Note 14.2 to the 2018 Financial Statements. See also Immediate Reports filed by the Company on December 23, 2016, December 25, 2016, December 26, 2016, December 28, 2016, December 29, 2016, and November 8, 2018, included here by way of reference.

Change in the legal structure of Bezeq Group

Without derogating from the Company’s request to cancel the structural separation, during the course of 2018, the Company applied to the Minister of Communications to approve a change in the Group’s legal structure so that the activity of the subsidiaries DBS, Pelephone, and Bezeq International could be transferred to a single partnership with full structural separation from the Company. However, after the Ministry of Communications published a hearing to examine whether to approve the request, the Company informed the Ministry that it had withdrawn the application so as to enable the Ministry to concentrate its resources on advancing cancellation of the structural separation in the Group (see Section 1.7.2.1).

On February 13, 2019, the Board of Directors of the Company approved a request by each of the subsidiaries Pelephone, Bezeq International and DBS, to obtain approval from the Ministry of Communications for a change in the corporate structure, whereby all the operations and assets of each of the subsidiaries would be transferred to separate limited partnerships, wholly owned by the Company (Bezeq as a limited partner, and a company (separate and different in each partnership) wholly owned by Bezeq as a general partner).

The Board of Directors also approved a request by the Company to the Tax Authority to obtain approval to transfer the activity of the subsidiaries to the said partnerships as a tax-exempt transfer under the provisions of Section 103 of the Income Tax Ordinance and a request that the assessment arrangement dated September 15, 2016, concerning spreading the losses of DBS will also apply to the partnership with which it will be merged (see also Section 2.14.2 and Notes 7 and 14.2 to the 2018 Financial Statements).

The above decision of the Board of Directors dated February 13, 2019, does not change the Company’s position regarding the cancellation of the structural separation, and the Company continues to work in parallel to cancel the structural separation in the Group (see Section 1.7.2.1).

1.1.5	Investigation by the Securities Authority and Israel Police

On June 20, 2017, the Israel Securities Authority (ISA) launched a public investigation (“the Investigation”) which, among other things, included searches and seizure of documents at the offices of the Company and DBS. According to the information received by the Company from the ISA, the investigation concerns suspicions of offenses under the Securities Law and Penal Law, 1977, regarding transactions relating to the controlling shareholder and the transaction for the purchase of DBS shares by the Company from Eurocom DBS, transactions to provide satellite communications services between DBS and Spacecom Communications Ltd. (“Spacecom”), a company controlled by the Company’s controlling shareholder, and with respect to dealings between the Ministry of Communications and the Company.

The investigation involved the questioning of the former Chairman of the Company’s Board of Directors, the former CEO of the Company, the former CEO and CFO of DBS, and as far as the Company is aware, also other senior officers and senior employees in the Group (“Those Under Investigation”).

Chapter A (Description of Company Operations) of the Periodic Report for 2018

On November 6, 2017, the Israel Securities Authority issued a press release regarding the conclusion of the Investigation and the transfer of the Investigation file to the Tel Aviv District Attorney’s Office (Taxation and Economics). According to the notice, the ISA has concluded that there is prima facie evidence establishing the involvement of the main suspects in the case on offenses of: (1) fraudulently receiving funds in connection with the entitlement of the Company’s (then) controlling shareholder to consideration of NIS 170 million as part of the transaction for the Company’s purchase of DBS shares from the Company’s controlling shareholder, a consideration contingent on certain targets to be met by DBS; (2) leaking material from the independent committee of the Company’s Board of Directors that was required to examine interested party transactions (the transaction for the acquisition of DBS shares by the Company and the transaction between DBS and Spacecom for the purchase of satellite segments for DBS) to the Company’s (then) controlling shareholder and his associates; and (3) promoting the Company’s interests in the Ministry of Communications, in violation of the Penal Code, 1977, and Securities Law. The notice further stated that the Investigation file was transferred to the District Attorney’s Office and that the District Attorney’s Office is authorized to decide on the continued handling of the case. Notably, in this context, on November 20, 2017, the Company and DBS received a letter informing them of the suspicions against them and that the investigation file relating to the investigation of the Company and DBS had been submitted to the District Attorney’s Office for review.

Further to the opening of the Investigation, several legal proceedings were initiated against the Company, its senior officers and companies in the group that holds the controlling interest in the Company, including motions for certification of class actions and motions for discovery of documents before submitting a motion for certification of a derivative claim. For information about these proceedings, see Section 2.18.

Additionally, in a joint press release issued on February 18, 2018, the ISA and Israel Police announced that in light of evidence found by the ISA during its investigation, which raised suspicion of additional offenses, on that date a new joint investigation was opened by investigators of the ISA and the Unit for Combating Economic Crime at Lahav 433 (“the New Investigation”), in which a number of suspects were arrested, including senior Bezeq Group executives at that time (including Mr. Shaul Elovitch, the controlling shareholder in Bezeq at the times relevant to the investigation, and the Company’s former CEO, Ms. Stella Handler), and restrictive conditions were imposed on them. On December 2, 2018, a spokesperson for the Police and the Securities Authority announced the conclusion of the investigation (the “Notice”). According to the Notice, the investigation case is concerned primarily with the alleged suspicion of bribery, fraud and breach of trust committed by Prime Minister Benjamin Netanyahu and by Shaul Elovitch, the controlling shareholder (at the times relevant to the investigation) in Bezeq Group and the Walla! website. With the conclusion of the investigation, Israel Police and the ISA believe that there is sufficient evidence in the case to substantiate the suspicions against the main parties involved in the affair, some of whom are former Company officers (Mr. Shaul Elovitch, Ms. Stella Handler, and also Mr. Or Elovitch, a former director in the Company, and Mr. Amikam Shorer, the former Director of Strategy and Business Development in the Group). Notably, on February 28, 2019, the list of allegations relating to Mr. Benjamin Netanyahu was published. Among other things, the list of allegations also addresses matters that were investigated as part of the new investigation, including suspicions that Mr. Netanyahu used his powers to promote matters pertaining to Mr. Shaul Elovitch’s business and his economic interests and those of Bezeq Group. Furthermore, as emerges from the Attorney General’s published decision, he is considering issuing a criminal indictment against Mr. Shaul Elovitch for offenses of bribery, perverting the course of justice and obstruction of the investigation, offenses of money laundering and reporting offenses under the Securities Law as part of this case.

For details about this matter, see also immediate reports of the Company dated June 20, 22 and 23, 2017, and July 11, 14 and 23, September 18, 2017 and November 6, 2017, as well as February 18, 20, 22, 24 and 27, 2018, March 4, 2018, and December 2, 2018, included here by way of reference.

The Company does not have complete information about the investigations, their content, or the material and evidence in the possession of the statutory authorities on this matter. Accordingly, the Company is unable to assess the effects of the investigations, their findings and effect on the Company and on the financial statements and estimates used in preparing these financial statements, if at all. On this matter see Note 1.2 to the 2018 Financial Statements.

In the annual report for 2017, the Company provided initial disclosure about a material weakness in the effectiveness of the internal control over financial reporting and disclosure, which is the subject of the investigations of the ISA and Israel Police. During this period and through December 31, 2018, management and the Board of Directors pursued various broad and extensive courses of action, with the assistance of external consultants, inter alia, with the purpose of strengthening the Company’s internal control. For information about the measures taken and the assessment of the Board of Directors and management that the internal control over financial reporting and disclosure in the Company at December 31, 2018 is effective, see the Report Concerning the Effectiveness of Internal Control over Financial Reporting and Disclosure for the period ended December 31, 2018, Chapter E in this Report.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

1.2	Segments of operation

The Group has four main segments of operation which correspond with the corporate division among the Group companies and report as business segments in the Company’s consolidated financial statements (see also Note 29 to the 2018 Financial Statements):

1.2.1	The Company – Fixed-line domestic communications

This segment consists primarily of the Company’s operation as a Domestic Carrier, including telephony services, Internet infrastructure and access services (and including wholesale BSA service), transmission and data communications services and wholesale service for use of the Company’s physical infrastructures. The Company’s activities in the domestic fixed-line segment are described in Section 2 of this report.

1.2.2	Pelephone – Cellular communications

Cellular communications, marketing of terminal equipment, installation, operation and maintenance of cellular communication equipment and systems. Pelephone’s operations are described in Section 3 of this report.

1.2.3	Bezeq International – international communications, Internet and NEP services

Internet access services (ISP), international communication services and NEP services. Bezeq International’s operations are described in Section 4 of this report.

1.2.4	DBS – Multi-channel television

Multi-channel digital satellite television and over the Internet (OTT) broadcasting services for subscribers (DBS) as well as the provision of value added services for subscribers. DBS’s operations are described in Section 5 of this report.

Notably, in addition, the Company’s consolidated financial statements include an “Others” segment, which covers mainly Internet-related content (through Walla!),7 and customer call center services (through Bezeq Online). The “Others” segment is not material at the Group level.

1.3	Investments in the Company’s capital and transactions in its shares

No investments were made in the Company’s equity in the reporting year and the Company is not aware of any other material transactions performed by interested parties in the Company’s shares outside the stock exchange. On the liquidation of Eurocom Communications and a proceeding to sell the holdings of Internet Gold in B Communications, see Section 1.1.2.

1.4	Dividend Distribution

1.4.1	Dividend distribution policy

On March 27, 2019, the Board of Directors resolved to revoke the Company’s dividend distribution policy that it had last revised on March 6, 2018. The decision was made with a view to improving clarity and transparency vis-à-vis the shareholders and in the circumstances created by the inability to distribute a dividend resulting from the expectation that it would fail to pass the profit test over the next two years. Accordingly, the Board of Directors decided that it would be incorrect to maintain the dividend policy where in practice it is ineffective.

Cancellation of the dividend distribution policy will not prevent the Board of Directors from examining a possible dividend distribution to the Company’s shareholders from time to time, taking into account, inter alia, the statutory provisions, state of the Company’s business and its equity structure, while maintaining a balance between ensuring the Company’s financial robustness and stability, including its debt level and credit rating, and continuing to increase value for the Company’s shareholders by continuing to distribute a dividend, all subject to the approval of the general meeting of the Company’s shareholders with respect to any specific distribution, as stipulated in the Company’s articles of association.

1.4.2	Dividend distribution

For information about dividends distributed by the Company in 2017-2018, see Note 22.2 to the 2018 Financial Statements. At the date of the report, the Company has no outstanding, distributable profits.

[7]	Until September 2018, this also included trade services through Walla Shops. For legal proceedings relating to Walla, see Section 2.18.3.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

1.5	Financial information about the Group’s segments of operation

All the data in Sections 1.5.1 to 1.5.4 are in NIS million.

1.5.1	2018

	Domestic fixed-line communications	Cellular communications	International communications, Internet services and NEP	Multi-channel television (3)	Others	Adjustments to consolidated (2)	Consolidated
Total revenues:
From externals	3,883	2,401	1,338	1,473	226	-	9,321
From other segments of operation in the corporation	313	42	53	-	15	(423)	-
Total revenues	4,196	2,443	1,391	1,473	241	(423)	9,321
Total costs attributable to:
Variable costs attributable to segment of operation (1)	1,340	1,263	680	678	198
Fixed costs attributable to segment of operation (1)	1,632	1,182	595	851	79
Total costs	2,972	2,445	1,275	1,529	277	1,371	9,869
Costs that do not constitute revenue in another segment of operation (3)	2,915	2,343	1,037	1,516	270	1,788	9,869
Costs that constitute revenue in other segments of operation	57	102	238	13	7	(417)	-
Total costs	2,972	2,445	1,275	1,529	277	1,371	9,869
Profit from ordinary operations attributable to owners of the Company	1,224	(2)	116	(56)	(36)	(1,794)	(548)
Total assets attributable to operations at December 31, 2018	8,896	4,124	1,344	1,606	159	194	16,323
Total liabilities attributable to segment of operation at December 31, 2018	14,284	1,425	567	687	84	(1,158)	15,889

(1)	The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system, which differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, in contrast with fixed expenses, which are not flexible in the short term and do not directly affect output (on this, regarding the definition of fixed and variable costs, “short-term” means a period of up to one year).
(2)	Details of adjustments to consolidated – transactions between segments of operation.
(3)	In multi-channel television - see Note 11.4 to the 2018 Financial Statements concerning adjustment of a loss from an impairment of assets. This impairment loss is presented as part of the adjustments.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

1.5.2	2017

	Domestic fixed-line communications	Cellular communications	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated (2)	Consolidated
Total revenues:
From externals	3,953	2,500	1,466	1,650	220	-	9,789
From other segments of operation in the corporation	291	46	71	-	17	(425)	-
Total revenues	4,244	2,546	1,537	1,650	237	(425)	9,789
Total costs attributable to:
Variable costs attributable to segment of operation (1)	690	1,319	805	626	179
Fixed costs attributable to segment of operation (1)	1,583	1,155	559	860	78
Total costs	2,273	2,474	1,364	1,486	258	(176)	7,679
Costs that do not constitute revenue in another segment of operation	2,197	2,362	1,144	1,477	250	249	7,679
Costs that constitute revenue in other segments of operation	76	112	220	9	8	(425)	-
Total costs	2,273	2,474	1,364	1,486	258	(176)	7,679
Profit from ordinary operations attributable to owners of the Company	1,971	72	174	163	(20)	(250)	2,110
Total assets attributable to operations at December 31, 2017	9,086	3,271	1,210	1,502	178	1,602	16,849
Total liabilities attributable to segment of operation at December 31, 2017	13,901	536	410	1,154	64	(1,360)	14,705

(1)	The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system, which differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, in contrast with fixed expenses, which are not flexible in the short term and do not directly affect output (on this, regarding the definition of fixed and variable costs, “short-term” means a period of up to one year).
(2)	Details of adjustments to consolidated – transactions between segments of operation.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

1.5.3	2016

	Domestic fixed-line communications	Cellular communications	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated (2)	Consolidated
Total revenues:
From externals	4,063	2,587	1,478	1,745	198	-	10,071
From other segments of operation in the corporation	320	43	70	-	20	(440)	13
Total revenues	4,383	2,630	1,548	1,745	218	(440)	10,084
Total costs attributable to:
Variable costs attributable to segment of operation (1)	575	1,421	817	593	179
Fixed costs attributable to segment of operation (1)	1,732	1,177	555	888	73
Total costs	2,307	2,598	1,372	1,481	252	(247)	7,763
Costs that do not constitute revenue in another segment of operation	2,243	2,437	1,161	1,471	245	193	7,750
Costs that constitute revenue in other segments of operation	64	161	211	10	7	(440)	13
Total costs	2,307	2,598	1,372	1,481	252	(247)	7,763
Profit from ordinary operations attributable to owners of the Company	2,076	32	176	264	(34)	(193)	2,321
Total assets attributable to operations at December 31, 2016	7,111	3,294	1,188	2,026	204	2,124	15,947
Total liabilities attributable to segment of operation at December 31, 2016	11,988	569	380	1,434	104	(730)	13,744

(1)	The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system, which differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, in contrast with fixed expenses, which are not flexible in the short term and do not directly affect output (on this, regarding the definition of fixed and variable costs, “short-term” means a period of up to one year).
(2)	Details of adjustments to consolidated – transactions between segments of operation.

For explanations about the development of the financial information presented in Sections 1.5.1 to 1.5.4, see Section 1 of the Directors’ Report on the State of the Company’s Affairs (“Directors’ Report”).

Chapter A (Description of Company Operations) of the Periodic Report for 2018

1.5.4	Main results and operational data

Condensed data showing the results of each of the Company’s main segments of operation in 2017 and 2018:

1.5.4.1	Bezeq Fixed Line (the Company’s operations as a domestic carrier)

	2018		2017	Q4 2018	Q3 2018	Q2 2018		Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenues (NIS million)	4,196		4,244	1,026	1,043	1,064		1,063	1,047	1,061	1,058	1,078
Operating profit (NIS million)	1,224		1,971	(87)	451	387		473	470	492	496	513
Depreciation and amortization (NIS million)	850		728	217	218	211		204	185	186	177	180
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	2,074		2,699	130	669	598		677	655	678	673	693
Net profit (NIS million)	567		1,172	(155)	257	202		263	260	276	317	319
Cash flow from current activities (NIS million)(1)	2,206		2,225	600	583	507		516	587	573	465	600
Payments for investments in property, plant & equipment, intangible assets and other investments (NIS million)	976	*	825	225	233	313	*	205	226	170	219	210
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	227	**	94	270 **	8	(58)		7	22	46	16	10
Free cash flow (NIS million) (2)	1,358	**	1,494	636 **	330	107	*	285	383	449	262	400
Number of active subscriber lines at the end of the period (in thousands)(3)	1,818		1,916	1,818	1,843	1,865		1,889	1,916	1,942	1,961	1,986
Average monthly revenue per line (NIS) (ARPL)(4)	52		54	51	51	52		53	53	54	54	56
Number of outgoing use minutes (millions)	4,014		4,475	989	960	1,010		1,055	1,068	1,132	1,098	1,177
Number of incoming use minutes (millions)	4,627		4,972	1,160	1,125	1,151		1,191	1,205	1,266	1,220	1,281
Total number of internet lines at the end of the period (thousands) (7)	1,656		1,635	1,656	1,663	1,662		1,653	1,635	1,608	1,593	1,580
The number of which provided as wholesale internet lines at the end of the period (in thousands) (7)	626		532	626	617	600		574	532	484	444	414
Average monthly revenue per Internet subscriber (NIS) - retail	93		90	96	93	93		92	92	90	90	90
Average bundle speed per Internet subscriber - retail (Mbps)(5)	59.1		51.5	59.1	57.4	55.4		53.5	51.5	49.5	47.2	45.1
Telephony churn rate (6)	11.6%		9.8%	3.1%	2.7%	2.8%		3.0%	2.4%	2.3%	2.4%	2.7%

(1)	EBITDA (Earnings before income taxes, depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company’s area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company’s activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies. Commencing January 1, 2018, the Company has early adopted IFRS 16 - Leases. The cumulative effect of applying this standard to EBITDA and to the cash flow from current activities is an increase of NIS 87 million, and NIS 74 million, respectively.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

(2)	Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from current activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net and as of 2018, with the application of IFRS 16, as described in par. (1) above, payments for leases are also deducted. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.
(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).
(4)	Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.
(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.
(6)	The number of telephony subscribers (gross) who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.
(7)	Number of active Internet lines including retail and wholesale lines. Retail - Internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.
(*)	In Q2 2018 - including permit fee payments of NIS 112 million (75% of the requirement) for the sale of the Sakia property. (In this matter, see also Section 2.7.4). Betterment tax in the amount of NIS 80 million paid for the sale of the Sakia property was reclassified from payments for investments to a reduction of amounts received from the sale of property, plant and equipment in Q2 2018.
(**)	Including consideration from the Sakia sale of NIS 155 million (on this matter, see also Section 2.7.4).

Chapter A (Description of Company Operations) of the Periodic Report for 2018

1.5.4.2	Pelephone

	2018	2017	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenue from services (NIS million)	1,755	1,782	437	449	438	431	437	461	449	435
Revenue from sale of terminal equipment (NIS million)	688	764	181	155	164	188	214	174	183	193
Total revenue (NIS million)	2,443	2,546	618	604	602	619	651	635	632	628
Operating profit (loss) (NIS million)	(2)	72	(4)	(2)	2	2	15	22	30	5
Depreciation and amortization (NIS million)	655	383	177	161	159	158	90	100	99	94
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million) (1)	653	455	173	159	161	160	105	122	129	99
Net profit (NIS million)	24	95	2	6	7	9	21	24	34	16
Cash flow from current activities (NIS million)(1)	770	605	156	194	181	239	86	209	193	117
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	306	309	78	69	90	69	76	78	82	73
Free cash flow (NIS million) (1)	205	296	8	61	41	95	10	131	111	44
Number of postpaid subscribers for the period (thousands) (2) (6)	1,831	1,729	1,831	1,817	1,800	1,760	1,729	1,697	1,663	1,659
Number of prepaid subscribers for the period (thousands) (2) (6)	374	796	374	368	801	786	796	778	747	771
Number of subscribers at the end of the period (thousands) (2) (5)	2,205	2,525	2,205	2,185	2,601	2,546	2,525	2,475	2,410	2,430
Average monthly revenue per subscriber (NIS) (ARPU) (3)	62	61	66	68	57	57	58	63	61	60
Churn rate (4)	33.3%	28.2%	9.0%	9.1%	7.3%	8.0%	6.9%	7.1%	6.3%	7.9%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and free cash flow, see comments (1) and (2) in the Bezeq Fixed Line table. Commencing January 1, 2018, the Company has early adopted IFRS 16 - Leases. The cumulative effect of applying this standard to EBITDA and to the cash flow from current activities in 2018, is an increase of NIS 260 million, and NIS 259 million, respectively.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

(2)	Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network and excluding IOT subscribers from Q3 2018), and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, or has performed no surfing activity on his phone or has not paid for Pelephone services. Prepaid subscribers are included in the list of active subscribers from the date on which the subscriber loaded his device, and are removed from the list of active subscribers if he makes no outgoing use of his device for six months or more. Notably, a customer may have more than one subscriber number (“line”). On the change in the definition of subscribers from Q3 2018, see Section 3.4 and Note 6 below.
(3)	Average monthly revenue per subscriber (postpaid and prepaid). The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone’s network, repair services and extended warranty in the period, by the average number of active subscribers in the same period. On the effect of the change in the definition of a subscriber from Q3 2018 on the ARPU index, see Section 3.4 and Note 6 below.
(4)	The churn rate is calculated at the ratio of subscribers who disconnected from the company’s services and subscribers who became inactive during the period, to the average number of active subscribers during the period. The churn rate in Q2 2017 does not include the effect of the disconnection of 83,000 CDMA subscribers when the network was closed down. On the effect of the change in the definition of a subscriber from Q3 2018 on the churn rate, see Section 3.4 and Note 6 below.
(5)	On June 28, 2017, Pelephone discontinued operation of the CDMA network, as a result of which 83,000 subscribers ceased to receive service and were written off the subscriber listings.
(6)	From Q3 2018, Pelephone updated the definition of an active subscriber so that its subscriber listing will no longer include IOT subscribers, and it added a separate comment for prepaid subscribers so that a prepaid subscriber will be included in the list of active subscribers from the date on which the subscriber loaded his device, and it will be removed from the list of active subscribers if no outgoing calls were made for six months or more. As a result of this change, at the beginning of Q3, 426,000 prepaid subscribers and about two thousand IOT subscribers were written off Pelephone’s subscriber listings. This led to an increase of NIS 11 and NIS 5.1 in the ARPU index and an increase of 1.5% and 2.7% in the churn rate in Q3 2018 and in all of 2018, respectively. Data for postpaid and prepaid subscribers were reclassified in 2017.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

1.5.4.3	Bezeq International

	2018	2017	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenues (NIS million)	1,391	1,537	370	333	336	352	379	367	407	384
Operating profit (NIS million)	116	174	21	31	30	34	41	39	45	49
Depreciation and amortization (NIS million)	194	135	60	46	45	43	35	34	33	33
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million) (1)	310	309	81	77	75	77	76	73	78	82
Net profit (NIS million)	77	127	13	20	20	24	31	27	33	36
Cash flow from current activities (NIS million) (1)	300	277	106	73	54	67	82	74	69	52
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)(2)	126	139	25	26	44	31	35	29	46	29
Free cash flow (NIS million) (1)	138	138	72	38	1	27	47	45	23	23
Churn rate (3)	25.5%	23.4%	7.7%	5.8%	6.0%	6.0%	6.8%	6.3%	5.0%	5.3%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table. Commencing January 1, 2018, the Company has early adopted IFRS 16 - Leases. The cumulative effect of applying this standard to EBITDA and to the cash flow from current activities in 2018, is an increase of NIS 36 million, in each of the indices.
(2)	The item also includes long-term investments in assets.
(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

1.5.4.4	DBS

	2018		2017	Q4 2018		Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenues (NIS million)	1,473		1,650	356		367	375	375	404	406	416	424
Operating profit (loss) (NIS million)	(1,156	)*	163	(1,139	)*	1	(17)	(1)	27	35	49	52
Depreciation and amortization (NIS million)	323		285	84		81	79	79	72	72	71	70
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million) (1)	(833	)*	448	(1,055	)*	82	62	78	99	107	120	122
Net profit (loss) (NIS million)	(1,148	)*	(244)	(1,137	)*	(2)	(10)	1	11	(123)	(151)	19
Cash flow from current activities (NIS million) (1)	226		430	46		34	60	86	95	115	169	51
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	297		234	81		79	75	62	53	69	52	60
Free cash flow (NIS million) (1)	(102)		196	(41)		(54)	(23)	16	42	46	117	(9)
Number of subscribers (at the end of the period, in thousands) (2)	574		587	574		584	582	580	587	597	603	608
Average monthly revenue per subscriber (ARPU) (NIS)(3)	211		228	206		210	215	214	226	226	229	232
Churn rate (4)	21.5%		18.8%	5.6%		5.1%	4.7%	6.1%	5.9%	4.8%	3.8%	4.3%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

Commencing January 1, 2018, the Company has early adopted IFRS 16 - Leases. The cumulative effect of applying this standard to EBITDA and to the cash flow from current activities in 2018, is an increase of NIS 31 million in each of the indices.

(2)	Subscriber - a single household or small business customer. In the case of a business customer that has more than a certain number of decoders (such as a hotel, kibbutz, or gym), the number of subscribers is standardized. The number of business customers that are not small businesses, is calculated by dividing the total payment received from all the business customers that are not small businesses by the average revenue per small business customer, which is determined periodically. In Q4 2018, the standardization formula was updated as a result of which the number of subscribers fell by 7,000. This is partially due to the fact that the average revenue per small business customer in the special offers (at least 100 customers per offer) increased in the past year as a result of customers moving over to packages that are richer in content at a higher price.
(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by the average number of customers in the period.
(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.
(*)	See Note 11.4 to the 2018 Financial Statements concerning an impairment of assets.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

1.6	Group Outlook

Based on the information which is currently known to Bezeq Group, the forecast for 2019 is as follows:

-	Net profit for shareholders is expected to be approximately NIS 900 million - NIS 1 billion.
-	EBITDA[8] is expected to be NIS 3.9 billion.
-	CAPEX[9] is expected to be NIS 1.7 billion.

The Company’s forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company’s estimates, assumptions and expectations and do not include the effects of provisions for the early retirement of employees and the signing of collective labor agreements by the Group, including a collective labor agreement in D.B.S. Satellite Services (see the Company’s Immediate Report dated March 14, 2019), and they also do not include the effects of the cancellation of structural separation in the Group and the merger proceedings with subsidiaries and everything they entail (see Section שגיאה! הסימניה אינה מוגדרת.1.7.2), if and insofar as they occur in 2019. The Group’s forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, on the economic situation and accordingly, the Group’s ability to implement its plans for 2019, and taking note of changes that may occur in the foregoing, in business conditions and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, etc. or insofar as one or more of the risk factors listed in Sections 2.20, 3.19, 4.14 and 5.19 materialize.

The Company will report as necessary, any deviations of ±10% or more from the range or from the amounts specified in the forecast.

1.7	General environment and the influence of outside factors on the Group’s activity

The communications industry around the world and in Israel is characterized by rapid development and frequent changes in technologies, the business structure of the industry and applicable regulation. Below is a description of the main trends and central characteristics of the communications market in recent years, which have significantly affected the operations of the Group as a whole.

There is fierce competition in most of the Group’s operating segments:

The large number of operators in cellular telephony segment has strengthened competition and led to lower prices, increased customer portability, a decline in the use of fixed-line telephony minutes and higher churn rates (including many customers without a fixed line at home), which in turn has affected the Group’s results. As a result of extensive penetration of the use of free applications, there has been a decrease in the volume of cellular minutes and transmission of text messages.

In the television services segment, competition has increased by over the top (OTT) streaming television content services (VOD services and linear channels) and receiving Idan+ channels, which are not subject to regulatory supervision and the same liabilities as those of the multi-channel broadcast providers.

In the internet service segment, implementation of the wholesale market (see Sections 1.7.3 and 2.16.4) has intensified competition and deepening the implementation of additional wholesale services may lead to heightened competition and customer portability. Competition is also escalating by rival communications groups developing independent infrastructures, operating in the passive wholesale market and participating in relevant tenders.

To reduce the impact on performance, the Group companies are introducing streamlining and other measures to improve the services they provide and differentiate themselves from their competitors.

Considering the diversity of the Group’s communication operations, regulatory developments could, in certain cases, have different effects on different areas of operation in the Group, meaning that changes in regulation that adversely affect one area, could potentially have a positive effect on another area. In certain cases, opposing effects on the areas of operation might be offset one against the other at the Group level.

[8]	For a definition of EBITDA, see note (1) to the table in Section 1.5.4.1.
[9]	CAPEX - payments for investment in property plant and equipment and intangible assets.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

1.7.1	Communications groups in the Israeli market

The market is recently characterized by competition among communications groups ( the Company’s Group, Hot Group, Cellcom Group and Partner Group) operating in parallel in several segments (fixed-line and cellular telephony, fixed-line and cellular Internet services, multi-channel television and international calls)10.

It is noted that competitors that do not belong to the above communications group (such as Golan Telecom, MVNO cellular operators, international operators and ISPs, including service providers in the wholesale market) also operate in the market.

The competition between the communications groups is reflected by increased use of service bundles (including various combinations of several different communication services). Communications groups market joint service bundles consisting of different communication services of the companies in each group. As a rule, the marketing of the joint bundle enables the communications group to offer its customers a comprehensive solution that does away with the need to subscribe to several different providers, and to offer more attractive tariffs than purchasing each service separately (in some cases with “cross-subsidization” among the bundle components). These trends were reinforced with implementation of a wholesale BSA service (see Section 2.16.4.2), allowing operators that do not own infrastructure and those that are not part of a communications group to offer a full end-to-end service bundle (including infrastructure) to their customers.

Providing customers with comprehensive services that meet their different needs is becoming easier due to technological convergence (see Section 2.1.4), regulatory changes and regulation through a single general license granted to different communications operators, enabling communications services that required separate licenses in the past to be provided under the same license.

At the reporting date, stricter restrictions apply to Bezeq Group in marketing joint service bundles than to the other Groups, as set out below.

1.7.2	Activity of Bezeq Group as a communications group and the structural separation restriction

At the reporting date, the Group is subject to several regulatory restrictions in terms of joint ventures between the Group companies, including the obligation to maintain structural separation between the Company and its subsidiaries and the restriction on marketing joint service bundles that include the services of the Company and its subsidiaries. These restrictions place the Group in an inferior position in terms of competition, which is worsening over time compared with other communications groups.

Against the background of the challenges facing the Group and the future needs forming in the communications market environment, in parallel with the Company’s actions to cancel the structural separation, the Board of Directors and the Company are taking measures to implement a new, comprehensive strategic plan for the Group as a communications group within the complex regulatory restrictions imposed on it.

Following are additional details about the main restrictions applicable to the Group in its activity as a communications group:

1.7.2.1	Structural separation

A.	Structural separation obligation - the Communications Law grants the minister the authority to order accounting segregation between different services provided by the same group/company and to demand separate companies for the provision of different services, including separation of services to a license holder from services to a subscriber, and provisions regarding implementation of the separation.

The Company’s domestic carrier license stipulates that it must maintain structural separation between itself and its subsidiaries11. This requires, inter alia, management of the Company and that of the subsidiaries to be fully segregated.

[10]	In this regard, a group is characterized by proximity arising from the identity of shareholders, even though in some of the groups there is corporate, accounting or marketing segregation between the entities belonging to the Group.
[11]	Pelephone, Bezeq International, DBS and Bezeq Online.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

The structural separation restrictions place the Group in an inferior competitive position, which is worsening over time compared with other communications groups that are not subject to such far-reaching limitations, and compared with the option for the operators to provide end-to-end services to subscribers using wholesale services, mainly BSA. These structural separation restrictions also give rise to high management overheads.

B.	Cancellation of the structural separation - In the Company’s opinion, the conditions for cancellation of the separation set out in the policy document dated May 2, 2012 concerning expansion of competition in the fixed-line communication wholesale market (“Policy Document”) (see also Section 1.7.2.1) were met long ago, inter alia, because many companies operate in the internet-based television service segment following the launch on February 17, 2015 of a broadband wholesale market, in which various service providers offer end-to-end broadband services on the Company’s infrastructure to over a half a million customers, and in view of the fact that there is fierce competition in the cellular service segment.

On February 6, 2018, the Company sent the Ministry of Communications a letter indicating that it cannot accept the continued procrastination in dealing with this issue and requesting his urgent intervention in canceling the structural separation between it and each of its subsidiaries immediately.

Further to discussions between the Company and the Ministry of Communications and in view of the resulting reservations raised by the Company regarding the Ministry’s intention to advance cancellation of the structural separation, on November 7, 2018, a clarification was received from the Ministry stating that it was discussing the structural separation in relation to Bezeq and HOT, and that all options are being discussed by the ministerial committee.

On December 17, 2018, the Company’s attorney sent the Minister of Communications a letter demanding cancellation of the structural separation in the Group prior to appealing to the courts, since, in its opinion, all conditions justifying and requiring cancellation of the structural separation under the policy document have been met. On January 28, 2019, the Company received the Ministry of Communications’ response to its letter rejecting its arguments and stating that not all conditions of the Policy Document for cancellation of the structural separation have been met, the Policy Document is not a clear and explicit undertaking by the minister to cancel the structural separation in the Company’s Group, and if all conditions were met, the minister would still be required to exercise discretion individually and examine the effect on development of competition in the market and realization of public interest. It also indicated that the inter-ministerial team set up to handle the issue is still reviewing the different alternatives in order to formulate its recommendations and send them to the Minister of Communications to be elected after the elections for reviewing and decision making.

In view of the Ministry’s response, on February 14, 2019, the Company petitioned the Supreme Court against the Ministry of Communications to cancel the structural separation in Bezeq Group immediately, after the Ministry failed to accept to the Company’s requests on the subject even though, in the Company’s opinion, all conditions justifying and requiring cancellation of the structural separation under the policy document have been met.

1.7.2.2	Marketing joint service bundles with a subsidiary

The Company is permitted to offer subscribers joint service bundles with its subsidiaries, subject to approvals by the Ministry of Communications and several terms laid down in the domestic carrier license, including:

■	The bundled must be “unbundleable”, meaning that a service included in them will be offered separately and on the same terms.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

■	At the time of submitting a request for approval of a bundle, there is a group of services in similar format being marketed to a subscriber as a package by a license-holder who is not a subsidiary of the Company, or there is a group that includes license-holders who provide a private subscriber with all the services included in the joint service bundle.

■	Joint service bundles marketed by the subsidiaries including the services of the Company, are also subject, according to their licenses, to similar limitations, including a requirement for unbundling (except for a bundle marketed by a subsidiary that contains only the Company’s Internet infrastructure service).

These limitations, and in particular the unbundling obligation, which severely limits the Group’s ability to offer discounts on the components of the bundles, puts the Group in a competitively inferior position compared to the competing communications groups, which are not subject to similar limitation in marketing bundles (other than a limitation on marketing a joint bundle of HOT-Net and other companies in HOT Group). In this regard, it should be noted that on February 5, 2019, the Ministry published a hearing that it is considering revising the HOT Telecom and HOT-Mobile licenses to allow them to market joint service bundles to the business sector, with certain restrictions). The Company’s limitation is more significantly manifested with implementation of the wholesale BSA services and the option for ISPs to provide full end-to-end services (infrastructure + service provider) to customers at reduced prices compared to the unbundleable bundles that the Company can market (on which the following restrictions are also imposed).

Marketing joint service bundles with DBS - concerning limitations on collaboration with DBS for the sale of joint service bundles under the licenses of the Company and DBS, see also Section 5.15.9. On March 27, 2017, the Ministry of Communications notified the Company that it would not approve the Company’s request to market joint service bundles with DBS, given that the Ministry will, in the near future, be completing several regulatory measures that will allow more complete implementation of the wholesale market reform, including regulation of telephony resell, new regulations relating to the Company’s retail tariffs, regulation of a mechanism to reduce profit margins and regulation of the conditions for marketing reverse bundles. According to the Ministry’s notice, it is therefore willing to review requests of this kind for joint service bundles which include internet, telephone and television, in at least six months’ time, after it has examined the effect of the above measures on the market and is certain that the Company satisfies the regulatory requirements. It should be noted that on February 15, 2018, the Ministry addressed the Company’s announcement regarding its intention to send interest customers a link to the Sting site, expressing its position that marketing DBS internet-based television (“Sting”) by the Company is not in line with the structural separation provisions of the Company’s license.

Marketing joint service bundles of internet infrastructure together with ISP - in 2017, further to the Ministry’s demand, changes were made to the bundle sales format, mainly splitting the bundle after a year. In 2018, the Company submitted a request to the Ministry to replace the existing bundle marketing with a marketing model under which the Company issues a tender to select a single ISP provider that is not a subsidiary as the sole marketer of the Company offering bundles for an unlimited time (inter alia, in light the damage incurred by customers due to the requirement to split the bundle). In December 2018, the Ministry rejected the Company’s request, noting that in its opinion marketing a bundle through the wholesale marketing track is the correct channel.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

On January 23, 2019, the Ministry of Communications distributed a letter regarding the reverse bundle stipulating that the provisions of the service providers’ licenses obligate them to contact the service subscribers prior to disconnecting them from the services and that disconnecting subscribers and reconnecting them to a reverse bundle in a single bill is a violation of the Ministry’s decision. Subsequently, on March 4, 2019, the Company received notice from the Ministry of Communications that in a meeting held with the Company’s representatives, the Ministry is considering changing the reverse bundle format. Until the change is implemented (if it is implemented), the Company was instructed to follow the existing provisions, including with regard to splitting the bills and the prohibition against renewing the reverse bundle at its own initiative. Subsequently, on March 26, 2019, the Ministry published a hearing on this subject which includes the intention to prescribe a one-month cooling-off period after the split and before the new bundle is offered and to cancel the mechanism that the Ministry had previously set in place whereby should it transpire that the Company or communications provider had taken unfair advantage of the data on new customers transferred by the other party when recruiting this customer, that party will pay the other party a fee of NIS 250.

Marketing joint bundles with Pelephone - on February 10, 2019, the Ministry rejected the Company’s application dated January 13, 2019 to market a joint bundle of internet infrastructure (with or without an infrastructure provider) together with Pelephone’s cellular services, inter alia for reasons that it did not find that approval of the request would contribute to competition in the communications market, but would rather lead impairment of the competition developing on the wholesale market and the existing competition in the cellular market, and strengthening the power of Bezeq Group and its existing competitive edge. The rejection letter further indicated marketing joint service bundles was discussed by the inter-ministerial team which is examining the structural obligations applicable to Bezeq and HOT groups (the team for examination of the structural separation obligation). It should be noted that joint bundles with Pelephone were approved in the past.

1.7.2.3	Further limitations on cooperative ventures and preferences between the Group companies

There are more limitations on cooperative ventures between the Company and Group Companies, both under competition laws and conditions laid down by the Competition Commissioner in approvals of mergers between the Company and the Group Companies, which prohibit discrimination in favor of Group Companies when providing certain services (see Section 2.16.8), and by power of the orders of the Company’s license, which oblige it to provide its services equally to all. For further limitations, see also Section 5.15.9.

Lifting of the restrictions on structural separation and waiving the limitations applicable to cooperative ventures between the Group Companies as set out above, if lifted, may form various opportunities for the Group to utilize synergies or the facilitate utilization of such synergies.

1.7.3	Regulatory oversight and changes in the regulatory environment - wholesale market

Recently a wholesale market model has started being implemented in Israel, as part of which the obligation to sell wholesale services to other communications operators was imposed on owners of a country-wide fixed-line access infrastructure (the Company and HOT) to allow other communications operators to use the Company’s infrastructure at prices set out in regulations.

As part of this, the Ministry of Communications established service portfolios setting out the format for provisions of the services by the infrastructure owners:

1.7.3.1	Wholesale BSA service

This service allows service providers that do not own infrastructure to offer their customers full internet services, including internet connectivity services (of the ISP) and internet infrastructure services (of the Company). Since launching the service, hundreds of thousands of customers have switched to receiving services through these service providers).

1.7.3.2	Wholesale service use of physical infrastructures

This service allows service suppliers without infrastructure to use the Company’s physical transfer communication cables infrastructure and dark fibers.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

Moreover, in the amendment to the Communications Law, as applied in the Economic Arrangements Law, (and separate from the wholesale service portfolio regarding use of physical infrastructures), the Company was required to allow other licensed domestic carriers, which are not necessarily suppliers without infrastructure, to use its passive transfer communication cable infrastructure to perform any telecommunications activity and provide any telecommunications services under their licenses. The same amendment also grants the Company the right to use physical infrastructure of other companies.

1.7.3.3	Wholesale telephony service

This service allows service providers that do not own infrastructure to offer their customers telephony service at wholesale tariffs using the Company’s network. Until August 2018, the temporary arrangement allowing the Company to provide the service in a resale format, meaning a format in which the service provider purchases a line and call minutes from the Company and receives a range of services (such as technical services) from the Company, whereas according to the Ministry of Communications’ notice, as from August 2018, the Company is required to provide the service in a wholesale format, meaning a service format in which the service is provided through the Company’s switch, but the call also goes through the service provider’s switch, both as an isolated service and as a supplementary service to the BSA service. Since August 2018, the Company is prepared to provide resale services at wholesale prices (without technical services), although with this service the call does not pass through the service provider’s switch.

The maximum tariffs which the Company may charge for providing the services are laid down in regulations.

To the best of the Company’s knowledge, the sale of wholesale services on the HOT network has been launched and the Company believes that at this stage, the volume of wholesale subscribers on the HOT network is not high.

The regulatory provisions regarding the wholesale market, as well as its implementation and development in the Report Period, affect a material part of the Group’s activities. For further information about the wholesale market services and their regulation, see Section 2.16.4.

1.7.4	Additional regulatory aspects relevant to the entire Group or several Group Companies

1.7.4.1	Interconnect tariffs

The Group’s telecom companies (Bezeq, Pelephone and Bezeq International) pay interconnect fees to other carriers for calls that are terminated on the networks of those carriers, and some of them (Bezeq and Pelephone), receive interconnect fees for calls that are terminated on their networks and from international communications operators for incoming and outgoing calls on their networks.

The interconnect fees are determined by the regulator as the maximum tariffs in the interconnection regulations. The changes in the interconnect tariffs have an offsetting effect at the Group’s level, in view of their effect on the expenses or revenue of the Company and its subsidiaries.

1.7.4.2	Restriction of the exit penalty a license-holder can collect from a subscriber

Under the provisions of the Communications Law, holders of domestic carrier, ITS and broadcasting licenses (including the Company, Bezeq International, DBS and B.I.P) may not charge disconnection fees from subscribers who cancel agreements if their average monthly bill is less than NIS 5,000, or deny them a benefit that they would have received had they not ended the agreement12. Cellular operators (including Pelephone) may not collect disconnect fees from customers who hold up to 100 phone lines or condition a contract for cellular services on an agreement to purchase, rent or lease terminal equipment (“unlocking”). As a rule, these restrictions make customer retention difficult for the communications operators that are subject to them.

[12]	With regard to the operators’ claims in the hearing conducted by the Ministry of Communications in respect of this provision, that the discounts or benefits, which are prescribed in the conditions that the subscribers are required to comply with, do not violate the provisions, the Ministry decided that in any case it will examine whether the conditions are real and relevant also when the subscriber remains as the operators’ subscriber.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

1.7.4.3	Non-discrimination in the offering of benefits and special tariffs

Due to the different positions expressed by the Ministry of Communications in the past, communications companies may be restricted under certain circumstances in the ability to offer benefits and special tariffs to their new customers or to prevent a subscriber from switching to plans marketed to new customers. The Ministry of Communications announced its intention to hold a hearing regarding revision the provisions of the licenses regarding price discrimination between subscribers with the trend of standardizing the licenses in a manner that is also consistent with the changes and developments in the market, but as of the reporting date a hearing has not yet been announced.

1.7.4.4	Amendments of licenses and additional legislation

A.	Call center response times

The amendment to the licenses of the Company, Pelephone and Bezeq International prescribes, among other things, provisions concerning the obligation to route calls on certain matters to a professional human response, call waiting times as well as provisions concerning call center work hours, the recording and documenting of calls and reporting obligations.

The amendment will enter into force on the date of entry into force of the Consumer Protection Law (July 25, 2019), which deals, among other things, with the waiting time for a human response. Notably, DBS submitted an application to amend its license in this regard, among others, since the amendment to the Consumer Protection Law applies to it as well.

The Company is making preparations to implement the amendments, which could lead to an increase in the costs of operating the call centers of the Group’s companies.

B.	Hearing on the subject of IPv6 protocol (internet addresses)

On October 16, 2018, the Ministry of Communications published a hearing which includes a draft amendment to the operators’ licenses, including those of the Group companies, in connection with a transition to IPv6 protocol. IPv6 defines the number of possible legal addresses on the Internet, in view of the fact that current protocol has a limited number of addresses. According to the draft license amendment, the Company will be required to operate the network and its components so as to fully support IPv6 according to the provisions of the draft amendment, and to voluntarily transfer existing subscribers (by updating the software version of the terminal equipment whenever a technician visits the subscriber) and new subscribers to addresses on IPv6. The transition to IPv6 might entail costs arising, among other things, from the need to replace equipment, and the subject will be assessed by the Group companies, who have submitted their comments to the hearing.

1.7.4.5	Consumer legislation and privacy protection laws

Changes in consumer legislation affect the operations of the Group’s companies on a regular basis. Various amendments have been made in recent years to the Consumer Protection Law and regulations, inter alia, concerning the cancellation of transactions even after service has begun, disconnection from on-going services, the need for the customer to give express consent to continue transactions after the end of the specified period and sending of messages, provisions concerning a refund of charges collected from the subscribers which are not in accordance with the communication agreement plus fixed handing charges prescribed in the Law, restriction on debt collection procedures, maximum waiting time for a human response, and extension of the visiting times of technicians at the subscribers’ homes. Various bills have also been tabled in the Knesset introducing further amendments to the Consumer Protection Law which may, inter alia, affect the terms of the agreement and the conduct of the Group’s companies towards their subscribers.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

Likewise, the activity of the Group’s companies is affected by the Privacy Protection Law and its regulations with respect to management and maintenance of databases and the information security which they contain. In May 2018, the Privacy Protection Regulations (Information Security), 2017 entered into force imposing various obligations on database owners, including obligations to establish procedures and conduct risk assessments in terms of information security, when some of the obligations apply to all types of information databases while others depend on the security level of the database.

1.7.4.6	Enforcement and financial sanctions

Over the last few years, the Communications Law, the Economic Competition Law, the Securities Law, the Consumer Protection Law and the Telegraph Ordinance were amended, giving the regulators powers of enforcement, supervision and imposition of substantial graded fines for violation of these laws or regulations and their provisions. A similar bill to amend the Protection of Privacy Law, 1981, which also includes changes in the penal part of the law, is in advanced stages of legislation. Likewise, the Law to Increase the Enforcement of Labor Laws was legislated. This legislation affects the way in which the Group’s companies manage their affairs, in part with respect to concern for imposition of sanctions, their ability to protect themselves, etc.

The Ministry of Communications has recently made extensive use of the oversight powers and has issued notice of its intention to impose fines on the Company for ongoing regulatory matters as well as matters pertaining to implementation of the wholesale market. For the fine regarding implementation of the wholesale market, see Section 2.16.4.2 and for the notice of the intention to impose a fine regarding the wholesale telephony service, see Section 2.16.4.5. For the fine regarding passive infrastructure, see Section 2.16.8.7.

Moreover, provisions enabling administrative enforcement by means of imposing fines or an administrative warning are anchored in an amendment to the Telegraph Ordinance under the Economic Arrangements Bill (see Section 2.16.9).

1.7.4.7	The Market Concentration Law

The Market Concentration Law was published in December 2013. The following is a summary of the main provisions of the law relevant to the Company:

A.	Restriction on the control of companies in a pyramid structure

The law prohibits a tier company (public traded or bond issuing companies that are a reporting entity), which is a second tier company (a tier company whose controlling shareholder is not a tier company), from controlling another tier company. In relation to existing companies, transition provisions were prescribed whereby a second tier company may continue to control another tier company in which it held control when the law was published, for a period of six years from the publication of the law (until December 10, 2019). Mechanisms were also prescribed allowing certain arrangements to be made to purchase shares and make early redemption of debentures offered to the public, in order to comply with the provisions of the law.

For the purpose of the law, the Company is considered a third tier company, and accordingly, if by December 10, 2019, B Communications remains a tier company, it will not be allowed to control the Company from that date.

B.	Special provisions concerning directors in a third tier company during the transition period

Under the law, special provisions currently apply to the Company as a third tier company concerning the composition and appointment of Board of Directors. These provisions include a majority of the Board members must be independent directors, the external directors will be appointed by a majority of Company’s minority shareholders (who are not its controlling shareholders) and they will number half of the Board members less one, unless stipulated otherwise in statutorily authorized regulations.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

Under the Regulations to Promote Competition and Reduce Concentration (Relief with Regard to the Number of External Directors), 2014, since as of the report publication date, one director who was appointed according to the proposal of the workers’ union serves in the Company, the number of external directors required under the Market Concentration Law will be reduced by the number of directors appointed under the proposal, provided that the external directors account for at least one third of the Board members. As of the reporting date, the Company complies with the terms of the Market Concentration Law and its regulations in this matter.

C.	Restrictions on providing credit to business groups

Powers were granted to the Minister of Finance and the Governor of the Bank of Israel to promulgate regulations and provisions limiting the cumulative credit that financial institutions in Israel may give to a corporation or business group (a group of companies under joint control and their controlling shareholder).

D.	Market concentration considerations in the allocation of rights - restrictions on the allocation of rights in critical infrastructures to a highly concentrated entity

The law prescribes a special, restrictive procedure that the regulator must apply prior to the allocation of rights (such as a license, franchise, contractual agreement with the state to operate a critical infrastructure and in certain circumstances also to extend existing licenses) in those areas that are defined as a “critical infrastructure” to entities that are defined as a “highly concentrated entity”. In this regard, a list of areas was defined that will be deemed “areas of critical infrastructure”, including operations for which certain communications licenses are required (domestic carriers, excluding a specialist domestic carrier (such as VoB operators and cellular operators), broadcasting licenses, and other areas. The Company and the companies that it controls are included in the list published by the Competition Authority and are considered highly concentrated entities. The procedure prescribed in the law in relation to the allocation of a right to a highly concentrated entity will also apply to approval given for transferring the means of control in state-owned companies or companies that were previously government companies (the Company included) at the rates defined in the law, to a highly concentrated entity.

The provisions of this chapter entered into force in December 2014, although with respect to extending the validity of existing licenses, the provisions apply from December 2017.

The law may adversely affect the Group’s ability to enter new areas of activity as well as its current operations.

1.7.5	Restrictions on creating charges on the assets of Group companies

For convenience, below are referrals to Sections in the 2018 Periodic Report that relate to the restrictions applicable to Group Companies in placing charges on their assets, and the main restrictions:

1.7.5.1	Regulatory restrictions - the Communications Law, Communications Order (which applies to the Company) and some of the communications licenses of the Group Companies contain a restriction on granting of rights to a third party on assets used to provide the critical service or on the assets of the license[13], as the case may be, including the need to obtain regulatory approval to create charges on these assets. In some cases, such as Pelephone’s cellular operator’s license, and Bezeq Internationals unified license, there are exceptions permitting the creation of charges in favor of banks without the need for the regulator’s advanced approval, provided that the charge agreement includes instructions to ensure that the services rendered under the license will not be affected if the bank exercises the charge. In addition, under the provisions of the law and the communications licenses, the license and the resulting rights are not transferable and they cannot be pledged or confiscated (with certain exceptions). See also Sections 2.16.3.7, 3.14.2.1 and 5.15.8.

[13]	The assets required to secure the provision of service by the license holder.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

1.7.5.2	Contractual restrictions - the Company has made undertakings to certain financing entities not to pledge its assets without simultaneously creating a charge of the same class, rank and amount (negative charge), subject to specific exceptions. See also Note 15 to the 2018 financial statements.

1.7.6	For a description of other regulatory developments in the reporting period and of the main restrictions applicable to the areas of operation of the Group, see Sections 2.16, 3.14, 4.11 and 5.15.

1.8	Bezeq Group’s Business Strategy

Pursuant to a preliminary HQ work, which included an initial review of certain synergies between the Company’s subsidiaries and as part of a review of Bezeq Group’s strategy and the alternatives available to it in light of changes in the communications market, regulatory requirements, technology developments and customer preferences, on May 23, 2018, the Company’s Board of Directors resolved to review certain issues aimed at focusing on the Group’s future core operations, including synergies between the activities of the Company’s subsidiaries, the sale of the subsidiaries Bezeq Online and Walla!, enhancing the independence of the Company’s wholesale activity and establishing an innovation unit which will work to position the Company at the center of the future communications world. All this without derogating from the Company’s continuing activity to eliminate the structural separation between it and each of the subsidiaries, as specified in Section 1.7.2.1. This entails a review of various topics where certain alternatives are now being examined with the ministry of Communications, and the presence or absence of regulatory certainty could affect the preferred alternatives.

Subsequently, the Company’s Board of Directors has formulated a new, comprehensive strategic plan for the Group, and the Company is in the midst of the implementation stage, while part of the strategic plan is subject to the approvals of various regulators.

The plan contains, among other things, streamlining processes and organizational changes in the subsidiaries DBS, Pelephone and Bezeq International. In this regard, the subsidiaries taking measures to share their managerial resources and the CEO of Pelephone was appointed, in addition to this office, as CEO of DBS and Bezeq International as well.

Notably, in May and June 2018, each of the subsidiaries, Pelephone, Bezeq International and DBS received notices from the Labor Union of a labor dispute and strike in connection with the intention to make organizational and structural changes in the subsidiary. For further details, see the Company’s reports dated June 1, 7 and 18, 2018. On November 12, 2018, the three subsidiaries announced that they would enter into negotiations with the union representatives in each of the companies regarding streamlining processes and organizational changes in their operations. (On the signing of a collective labor agreement on March 14, 2019, between DBS and the National Histadrut Labor Federation and employees’ representatives in connection with streamlining and synergy procedures, see Section 5.11.3).

For information regarding further strategic goals regarding each of the Group Companies, see Sections 2.19, 3.17, 4.13 and 5.18. With respect to the decisions of the Board of Directors of the Company and of DBS regarding the outline for gradual transition from satellite broadcasts to over the top (OTT), see Section 5.18.4.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.	Bezeq - Domestic Fixed-Line Communications

2.1	General Information on the Operating Segment

2.1.1	Operating segment and changes occurring therein

The Company holds a general license for providing domestic fixed-line communication services and provides a range of such services as described in Section 2.2, mainly internet access infrastructure services, domestic fixed-line telephony, transmission and data communication services, cloud and digital services, and wholesale services (with regard to the wholesale services, see Section 2.16.4).

2.1.2	Legislative restrictions, standards and special constraints

2.1.2.1	Communications laws and the Company’s Domestic Carrier License

The Company’s operations are subject to government regulations and extensive oversight, stemming from its position as a general license holder under the Communications Law, which are subject to the provisions of that Law, its regulations, orders and rules, and the provisions of the Domestic Carrier License and other laws. In this respect and for the restrictions on the Company’s activity, inter alia, in respect of price setting, structural separation, permits for new services and service bundles, see Sections 1.7.2 and 2.16. For information about the regulation if the wholesale market, see Section 2.16.4.

In addition, the Company was declared a provider of telecommunication services under the Communications Order. Pursuant to that declaration, the Company is obliged to provide a number of basic services under the Domestic Carrier License, and may bot terminate or narrow them without approval. The order also stipulates restrictions on the transfer and acquisition of means of control in the Company, and certain restrictions on the activities of the Company. For details, see Section 2.16.3.

2.1.2.2	Economic competition laws

The Company was declared a monopoly in its main areas of operation, and is also subject to oversight and restrictions under the Economic Competition Law (see Section 2.16.8).

2.1.2.3	Environmental laws and planning and construction laws

Some of the activities of the Company involve the use of wireless frequencies and the use of facilities that emit electromagnetic radiation, which are subject, respectively, to the Telegraph Ordinance (see Section 2.16.9), the Non-Ionizing Radiation Law (see Section 2.15.2), and to UBP 36 and UBP 56 (see Section 2.16.10).

2.1.3	Changes in the scope of operation in the segment and its profitability, market developments and customer characteristics

For key data about the scope of operation in domestic fixed-line communications and its profitability in 2017 and 2018, see Section 1.5.4.1. The following is a description of the main changes in the scope of operation in the segment in the reporting period14:

2.1.3.1	Wholesale market - at the beginning of 2015, the Company started providing a wholesale BSA service to service providers, whereas as of the end of 2018, the number of wholesale internet lines on the Company’s network was 625,000, which constitutes 38% of all Company subscribers. In this regard, it is noted that as part of these lines there are also lines which from the offset were not on the Company’s network (new or from a competitor’s network). There are only few subscribers to the wholesale telephony services. On the subject of provision of wholesale telephony services and wholesale services using passive infrastructure, see Section 2.16.4.

[14]	For detailed data and definitions of subscriber and average income, see the notes to the table in Section 1.5.4.1.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.1.3.2	Fixed-line telephony - In recent years this segment has been characterized by a decline in demand, which is reflected in the decrease in the rate of ownership of fixed telephone lines and in a gradual erosion of the number of calls originating in fixed-line networks. The Company believes that this trend stems primarily from the rise in the scope of use of cellular phones in view of the comprehensive call-minute deals the cellular companies market extensively in recent years and the decrease in prices in the segment (the Company estimates that 84% of all calls originate in the cellular network), and from an increase in VoIP calls (see Section 2.1.4). In 2018, the number of Company lines declined by about 5% (the same as the decrease in number of lines in 2017). Likewise, the number of call minutes (incoming and outgoing) on the Company’s fixed telephone lines declined by 8% compared with 2017. The average monthly revenue per phone line decreased by approximately 5%.

Graph - Rate of households without a fixed-line home telephone line15

2.1.3.3	Internet access - in the Internet segment, a growth has been recorded in recent years in terms of number of subscribers. Moreover, the Internet segment is characterized by a rise in browsing speeds and the adoption of advanced services and value-added applications. In 2018, there was a 3% increase in the number of fixed-line Internet subscribers in Israel. In 2018, the number of Internet subscribers (retail and wholesale) of the Company increased by 1% compared to 2017, although in the last few months of 2018, the expansion trend of the Company’s wholesale Internet services changed, and a decline in the total number of Internet subscribers was recorded. Average monthly revenue per internet subscriber (retail) rose by 3% compared with 2017.

[15]	The data were taken from the Central Bureau of Statistics publications (press releases, initial findings of a 2017 survey of household expenses) dated November 12, 2017 - December 12, 2018. With regard to 2018 data, the Company’s estimate is based on Central Bureau of Statistics’ surveys from previous years.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

Graph - Breakdown of Internet lines on Bezeq infrastructure (quarterly, in thousands):

2.1.3.4	Transmission and data-communication services

The transmission and data communications segments for business customers and communications providers is characterized by a rapid increase in customer broadband consumption, but in general by lower prices per given volume of traffic. This stems both from development of the technology allowing greater bandwidth at lower prices than in the past, and from competition in this area (see Section 2.6.4). There is also a decline in use of the Company’s transmission and data communication services by communications providers, mainly due to migration to the use of independent infrastructures of the communications providers, including as part of the wholesale market. In this matter, see also Section 2.16.4.3.

2.1.3.5	Use of physical infrastructure - with regard to this wholesale service and granting competitors without infrastructure the option of using the Company’s passive infrastructure, see Section 2.16.4.

2.1.3.6	Service bundles

On the increase in the rate of consumption of service bundles and packages, see Section 1.7.1 and regarding the Company’s joint service bundles, see Section 1.7.2.

2.1.4	Technological developments that may have a significant effect on the operating segment

2.1.4.1	A trend has been established in the communications market with the migration to technologies based on IP protocol, which promotes technology convergence between the different communication systems (for example, telephony and data). Moreover, the penetration of integrated products that enable various communication solutions in a single device (for example, cellular and Wi-Fi services) has increased. These two, together with the growth in availability of IP-based technologies and the continuing increase in bandwidth consumption provide customers, including business customers, a broader range of applications and services on IP-based infrastructures, such as telephony services, including private exchange services, video transfer services, television, private networks, network services with enterprise applications on the internet infrastructure (ERP, CRM, etc.), and cloud services. These developments are leading to increased demand for bandwidth by the Company’s internet infrastructure, transmission and data communication service customers. For the deployment of fiber optic cables and ultra-high-speed browsing, see Section 2.7.2. Technological developments and falling prices of the equipment could enable other operators to provide services similar to those provided by the Company at much lower costs.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

Technological changes could also lead to cannibalization of services. These developments are one of the factors that have led to decreased consumption of the Group’s traditional fixed-line telephony services (for competition in the telephony segment by provision of services on the Company’s Voice over Broadband (VoB) infrastructure, see Section 2.6.2). The capacity of cellular networks increased due to the rise in popularity of 4G services. This increase along with technological improvements, including implementation of LTE networks, allow cellular operators to compete with the Company’s telephony and internet services, and to market larger bandwidths to their customers at lower prices. As of the reporting date, the Company estimates the increase in the number of customers browsing the cellular Internet has not materially affected the volume of its Internet activity. Nevertheless, the potential growth of the cellular networks at the expense of the Company’s market share is real. The migration of cellular companies to 4G in 2015 did not significantly change the balance of interchangeability of cellular services compared with fixed-line services in the Internet segment.

2.1.4.2	The Company also deals in the development and provision of wireless technology-based services for IOT (Internet of things) solutions for homes, cities and smart facilities, see Section 2.2.5.

2.1.4.3	With regard to the establishment of communications infrastructure that compete with the Company’s infrastructure, see Section 2.6.5 and on the Company’s network, see Section 2.16.4.4.

2.1.5	Critical success factors and changes in the operating segment

2.1.5.1	The ability to offer reliable communications systems at a competitive price based on a cost structure suited to the frequent changes in the Company’s business environment.

2.1.5.2	Regulatory decisions and the ability to cope with them.

2.1.5.3	The ability to maintain innovation and technological leadership and translate them into advanced and reliable applications of value for the customer at short response times, and marketing primacy.

2.1.5.4	Preservation of brand values and their adaptation to the conditions of the changing competitive environment, including the wholesale market.

2.1.5.5	Effectiveness of the sales and services groups.

2.1.5.6	Managing an intelligent price policy, subject to regulatory restrictions, including restrictions and changes following implementation of the wholesale market.

2.1.6	Main entry and exit barriers of the operating segment, and changes therein

Operating in the domestic fixed-line communications segment requires receipt of the appropriate Domestic Carrier licenses.

Traditionally, the main entry barrier to this segment stemmed from the need for heavy investment in technological infrastructure and in surrounding systems until obtaining economies of scale, and from high costs involving the establishment of marketing, sales, collection and customer support systems and the building of a brand. Over the years, these traditional barriers to the Company’s operating segment have lessened considerably as a result of the following factors: technological improvements, lower infrastructure and equipment prices, easing of regulation granted to new competitors, the mandatory obligation to allow the use of the Company’s (and HOT’s) infrastructures and services, including in the wholesale market, and the use of VoB-based technology, which enables telephony services to be provided on a broadband infrastructure of another operator without the need for an independent fixed-line telephony infrastructure.

The main exit barriers stem from the commitment of the Company laid down in its license to provide its services universally (to the entire public in Israel), its subordination to the provisions of the Communications Order, the regulations accompanying the Communications Law, and the provisions under Section 13A of the Communications Law relating to emergency operation, its commitment to those of its employees who are employed under collective agreements, the large investments requiring time before seeing a return, and the commitment to the repayment of long-term loans taken to finance the investments. Some of these exit barriers are unique to the Company and not relevant to other operators in the segment.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.1.7	Substitutes for and changes in the products in the segment

Cellular communications services are a substitute product for the Company’s services, in both telephony (including through applications) and Internet (see Sections 2.6.2 and 2.6.3).

IP technology such as VoB (see Section 2.6.2) is also a substitute for the Company’s services. In internet services, transmission and data communications, technological developments (e.g., 4G in cellular, fiber-optic based infrastructure and advanced cable internet protocols) enable the provision of new services at high speeds and competitive prices.

2.1.8	Competition structure and changes occurring in it

Domestic fixed-line telephony is regulated and overseen by the Ministry of Communications, inter alia by granting licenses to entities operating in the segment.

In the telecommunications market, three of the general licenses holders that provide domestic fixed-line communication services are obligated to provide service to all those requesting it nationwide (universal service), namely the Company, HOT Telecom and IBC whose license is limited to the principle of providing services to other communications providers, whereas its deployment obligations were reduced to no less than 40% of the households in Israel within 10 years from the date of receipt of a new special general license (infrastructure), which will replace the current general license (domestic carrier infrastructure)16. These companies are termed “infrastructure owners”. Other holders of domestic carrier licenses (unified) are not bound by this obligation. The infrastructure owners compete with each other. Nevertheless, the Economic Arrangements Law allowed them to make mutual use of each other’s physical infrastructures (except for the infrastructure owned by IEC, which is required for the provision of critical services) and the infrastructures of another domestic carrier license, so that there can in fact be competition through the physical infrastructures of another license holder, and in practice, mainly on the Company’s infrastructures (in this regard, see Section 2.16.4.4).

Fixed-line telephony is characterized by a lively competitive dynamic. The Company’s competitors are HOT Telecom and VoB service providers which have been operating under license for several years with no obligation to provide universal services, and without their own independent access infrastructure. Since July 2017, holders of a unified license are permitted to provide domestic fixed-line services, purchase telephony services from the Company in a resale format, and provide telephony services without their own infrastructure, and since August 2018, they could purchase telephony services in an available format similar to that of the service portfolio at tariffs set in the Use Regulations, but they have not done so. Some compete with the Company as part of communications groups (see Section 1.7.1), and the Company believes that the cellular companies are also its competitors in the telephony segment (see Section 2.6.2.2).

The internet segment is characterized by high rates of penetration, which are attributed to the deployment of a national access infrastructure. The Company’s main competitor in this segment is HOT. Upon implementation of a wholesale market, ISPs compete with the Company in providing service packages, including broadband Internet access infrastructure using the Company’s infrastructures, which they use at wholesale prices. The Company is also exposed to competition from the cellular companies (see Section 2.1.4).

In the wholesale services segment, HOT competes with the Company as the owner of infrastructure compelled to provide wholesale services (some of these services are provided by HOT in a negligible volume, although the Company believes that this has increased in the last few months). With regard to deployment of optic fibers by Cellcom and Partner, see Section 2.6.5.

[16]	The obligation to provide services to anyone in Israel requesting them also applies to general license holders that offer cellular services, e.g. Pelephone, Cellcom and Partner, and in the international telephony services segment, such as Bezeq International.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

In the transmission and data communications segment, the Company competes mainly with HOT Telecom, Cellcom and Partner, which operate as communications groups and provide a full communications solution to customers.

Competition in the industry depends on a number of factors, such as regulatory decisions, possible changes in the terms of the licenses of the Company and the subsidiaries, and in the terms of the licenses of their competitors, mergers and joint ventures between companies that compete with the Group companies, the possible repercussions of the Market Concentration Law, further development of the wholesale market, the lack of symmetry between the ability of the Company and the competitors to provide a comprehensive service, the new services that the Company will be permitted to provide, the tariff policy, cancellation of the structural separation, the extent of flexibility granted to the Company when offering unbundleable service bundles, including with subsidiaries, and technological developments.

For a description of the development of competition, see Section 1.7 and 2.6.

2.2	Products and Services

2.2.1	General

The Company provides a wide range of communications services to its business and private customers, as described below.

2.2.2	Telephony

The Company’s telephony services include mainly the basic telephony services on the domestic telephone line, and associated services such as voice mail and caller ID.

The Company also provides its customers with a national numbering services for businesses (1-800, 1-700), for full or partial payment for the calls by the business.

The Company operates a unified telephone directory17 on a code (1344) determined by the Ministry of Communications for fixed-line and cellular telephony operators, as well as a unified website which is free of charge, in addition to the Company’s 144 service.

On provision of service in a resale format and on wholesale telephony services, see Section 2.16.4.5.

2.2.3	Internet access infrastructure services

The Company provides broadband Internet access infrastructure services using xDSL technology.

For information about changes in the number of Company internet subscribers and average monthly revenue per Internet subscriber, see Section 1.5.4. For information about the Company’s market share in the segment, see Section 2.6.3.

Internet service has become one of the Company’s main occupations and a central channel for its investments in technology, marketing, advertising and customer acquisition and upgrades. The average speed of the Company’s Internet subscribers18 at the end of 2018 was 59.1 Mbps compared with an average of 51.5 Mbps at the end of 2017. The minimum speed of the package provided for new customers is usually 15 Mbps.

xDSL service is also provided on subscriber lines free of charge for the access line. Notably, according to the decision of the Ministry of Communications, the Company may not apply differential xDSL pricing between subscribers who use the service together with telephony service and subscribers who only use the xDSL service.

[17]	A “unified” directory service is an information service containing data on the subscribers of all the operators. Fixed-line and cellular telephony operators are obliged, under the terms of their licenses, to provide unified information services. The activity is exempted from the need for approval of a cartel, which was recently extended until November 5, 2023.
[18]	For bundles with a range of speeds, the maximum speed per package is taken into account.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

The Company is obligated to provide broadband Internet access services in a wholesale BSA format to service providers that provide end-to-end Internet services in this way to their customers, including infrastructure. On this service, see also Section 2.16.4.

Graph – Changes in bundle speeds of the Company’s Internet subscribers in 2012-2018 (in Mbps at the end of each year)*:

* For bundles with a range of speeds, the maximum speed per package is taken into account.

2.2.4	Transmission and data-communication services

Data communication services are network services for point-to-point data transmission, data transmission between computers and between various communications networks, services to connect communications networks to the internet, and remote access services.

The Company offers transmission services, including at high speeds, to communication operators and their business customers over a variety of interfaces (see Section 2.6.4).

There is also a decline in use of the Company’s transmission and data communication services (see Section 2.1.3.4).

2.2.5	Cloud and digital services

As from the 2017 Periodic Report, the Company centralizes its revenue under this category separately.

This category includes, among others, virtual server services; Bcyber service; smart home, smart business and smart city services; private virtual PBX (IP Centrex) services; and B144 service, which is the Company’s advertising platform for digital advertising and marketing platform to small businesses, BCam, Wi-Fi, SMS and remote backup.

2.2.6	Other services

2.2.6.1	Additional services to communications operators

The Company provides services to other communications operators, including cellular operators, international call operators, HOT, NEP operators, ISPs, domestic carriers, and Palestinian communications providers.

Among the services provided by the Company are infrastructure services, connection to the Company’s network, billing services, leasing of space, and services in leased premises.

For wholesale services to communications operators and the option of using the Company’s physical infrastructure by infrastructure owners as well, see Section 1.7.3.

2.2.6.2	Broadcasting services

The Company operates and maintains radio transmitters, among other things, for Israel Broadcasting Corporation, Israel Army Radio (Galei Zahal), and the transmitters of several regional radio stations. It also operates the DTT transmitters for the Second Authority. The Company is responsible only for operating and maintaining the transmitters for broadcasting of radio and television contents, and not for the content of the broadcasts In this matter, see also Section 2.15.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.2.6.3	Contract works

The Company carries out set-up and operation works of networks or subnetworks for various customers (e.g., the Ministry of Defense, HOT Telecom, radio and television broadcasting companies, cellular operators, international call operators, local authorities, municipalities, and government bodies).

The Company has agreements with HOT Telecom to provide installation, maintenance and network hosting services using the Company’s infrastructures. For allowing HOT Telecom to use the Company’s physical infrastructure as from October 1, 2017, see Section 2.16.4.4.

2.3	Breakdown of product and service revenues

The following table shows the distribution of the Company’s revenues by main products and services in its segment of operation, 2016-2018 (in NIS millions):

	2018	2017	2016
Revenue from Internet infrastructure services	1,596	1,544	1,500
Percentage of total fixed-line revenues	38.04%	36.38%	34.22%
Revenue from fixed-line telephony	1,156	1,281	1,392
Percentage of total fixed-line revenues	27.44%	30.18%	31.76%
Revenue from transmission and data communication services	977	975	1,069
Percentage of total fixed-line revenues	23.19%	22.97%	24.39%
Revenue from cloud and digital services	260	230	203
Percentage of total fixed-line revenues	6.17%	5.42%	4.63%
Revenue from other services	207	214	219
Percentage of total fixed-line revenues	4.91%	5.05%	5.0%
Total revenues from the domestic fixed line communications	4,196	4,244	4,383

2.4	Trade receivables

The Company is not dependent on a single customer, and there is no customer that accounts for 10% or more of the Company’s total revenue. The Company’s revenues are divided into two main customer types: Private (50%) and business (50%).19 The distribution is by revenue, as shows in the following table (in NIS millions):

	2018	2017	2016
Revenue from private customers	2,101	2,232	2,329
Revenue from other business customers	2,095	2,012	2,054
Total revenue	4,196	4,244	4,383

2.5	Marketing, distribution and service

The Company has marketing, sales and service systems for its business and private customers, which include customer managers for the business sector, combined sales and service centers around the country, technical support centers for private and business customers, eight sales and service points (Bezeq stores) at various locations, as well as a virtual online shop.

The Company markets its services mainly through mass media advertising, telesales centers, customer managers and an array of independent dealers which include sales centers operated by outsourcing, and ISPs which, upon establishment of the wholesale market, mainly market end-to-end service packages based on the Company’s wholesale BSA services. The Company also has independent service and sales channels on its website, a dedicated application (“My Bezeq”), and Interactive Voice Response (IVR).

[19]	Including revenue from the service providers in the wholesale service.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.6	Competition

The following is a description of the development of competition in the domestic fixed-line communications segment:

2.6.1	Wholesale market (see also Section 2.16.4)

The wholesale market enables communications providers to compete with the Company while using its physical infrastructure and services at controlled prices that are not set by the Company. It also allows them to offer their subscribers, inter alia, broadband services and end-to-end service packages, including access infrastructure.

In June 2017, tariffs were published for some of the wholesale market services on HOT’s network. To the best of the Company’s knowledge, the volume of wholesale subscribers on HOT’s network is negligible, although the Company believes that is has recently increased.

2.6.2	Telephony

The Company estimates that at the end of 2018, its market share in the fixed-line telephony market was approximately 52% of the private sector and 71% of the business sector, a decrease of 1% in the private market and 1% in the business market, compared with 2017.20

The competition in the fixed-line communications segment is lively:

2.6.2.1	Competition from other Domestic Carrier license-holders

The Company and HOT Telecom both own nationally-deployed fixed-line telephony infrastructures and are in fierce competition with each other, which is manifested, inter alia, by HOT launching the “triple” (combining internet infrastructure, telephony and cable television), and possibly cellular services as well, mainly to households (for the marketing of service bundles of the Bezeq Group, see Section 1.7.2.2). HOT also markets telephony services to business customers.

The Company also has competition from license holders for domestic fixed-line communication services, including VoB (see Section 2.1.8), which provide the service (including through the “triple”), inter alia, on the Company’s broadband access service, including the wholesale BSA service.

Since July 2017, the Company provides telephony services on its network in a resale format to unified license holders that are permitted to provide domestic carrier services. Since August 2018, the Company offers an available wholesale telephony service in a similar format to that of the service portfolio, at the tariffs of the Use Regulations. At the date of this report, the number of subscribers receiving the service is negligible. For this matter and the wholesale telephony service, see Section 2.16.4.

2.6.2.2	Competition in telephony for the cellular companies

In Company’s opinion, the high penetration rate combined with low airtime rates on an international scale and large-scale bundles of minutes at fixed monthly prices have made the cellular telephone a product that largely substitutes for the fixed-line telephone. The Company believes that a deepening of the substitution of fixed lines by mobile lines is one of the causes of the reduction in the average traffic per line, and of the growing removal rate of telephone lines (see Section 2.1.3).

[20]	These market shares are in terms of lines and based on the Company’s assessment. Notably, as from the third quarter of 2018, HOT is not a reporting entity and its data are not public. Accordingly, it is difficult to provide accurate data regarding the market shares and these are estimates only.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

Since 2012, there has been fierce competition among the cellular communications license holders, marking a leap in competition the cellular communications market in Israel. The activity of the newer infrastructure operators, Golan HOT Mobile and Marathon, and to a lesser extent the activity of virtual cellular operators, continued the price erosion trend and maintained the high level of mobility of customers between the companies. However, continuation of these trends has a minor effect on the fixed-line operation compared with previous years.

In the cellular telephony sector, the trend has been switching to using applications that allow making calls and sending messages via the Internet.

Partner and Cellcom also provide domestic fixed-line services through companies they own, and they sell service bundles that combine fixed-line and cellular telephony and Internet services

2.6.2.3	VoC services

According to the Ministry of Communications policy, VoC service is a fixed service, the provision of which will be regulated in the general or special licenses of domestic carriers that currently provide VOB services, since VOB or VoC telephony are services which use IP technology over another entity’s data transmission network (irrespective of whether such network is mobile or fixed) and it is therefore a single fixed service.

Moreover, in view of the Ministry of Communications’ decision regarding exemption from a general license or permit to set up and operate access points, the cellular operators can use Wi-Fi access points as part of their network to provide services, allowing migration to providing cellular telephony services over a Wi-Fi network and assisting in diverting loads to this network from the cellular network.

2.6.3	Internet infrastructure segment

The Company estimates that at the end of 2018 its market share in the Internet infrastructure market was approximately 69% (compared with 70% at the end of 2017).21

The competition in this field is also lively:

2.6.3.1	Competition from HOT Group – HOT’s Internet infrastructure is deployed nationwide, through which a range of communication services and interactive applications can be provided.

The HOT network is currently the main alternative to competition with the Company’s infrastructure in the private sector. HOT was compelled to provide wholesale services, including BSA services, and to the best of the Company’s knowledge, it has started selling wholesale BSA services on its network. In this matter, see also Section 2.6.1.

On November 13, 2014, the former Minister of Communications decided to require HOT Telecom to implement the first stage in completing deployment of its network by November 13, 2016. Implementation of this decision was delayed twice (until May 13, 2018) while during that time HOT was required to provide its services to all subscribers in OTT technology on broadband Internet (which in practice belongs to the Company) in all communities in which it does not currently serve. Moreover, as from October 1, 2017, HOT may use the Company’s physical infrastructure (in this regard, see Section 2.16.4.4). On March 29, 2018, the Ministry of Communications adopted the decision of the advisory committee of that date, that until completion of the review by the Ministry and formulation of a decision on the subject, provision of services using an alternative technology can provide a solution in communities in which HOT is not deployed, and in several communities it may provide its services though another license holder (for a year or until another decision is made on the matter, whichever is earlier). In parallel, HOT was compelled to complete deployment in several additional communities.

[21]	The Company’s assessment of its market share in Internet infrastructure services at the end of 2018 is based on the number of Company subscribers and its estimate regarding the number of HOT subscribers. Notably, as from the third quarter of 2018, HOT is not a reporting entity and its data are not public. Accordingly, it is difficult to provide accurate data regarding the market shares and these are estimates only. The data regarding the Company’s market share as of the end of 2017 is based on the number of Company subscribers and the number of HOT subscribers at that date, based on the data published by HOT in its 2017 annual financial statements.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.6.3.2	Competition from ISPs and communications groups - operating the wholesale market enables ISPs and related companies (holders of a single license) to offer customers service bundles that also include Internet infrastructure based on the Company’s infrastructures and services (in exchange for controlled tariffs to be paid by the communications providers to the Company). Moreover, if and insofar as the mechanism for preventing a ‘margin squeeze’ is implemented, similar to the one described in the Ministry of Communications hearing (see Section 2.16.4.2), the Company’s ability to market promotional offers of its retail services will also suffer, in terms of both time to market (TTM) and prices at which the services are offered. Additionally, on the Bezeq bundle, see Section 1.7.2.2.

2.6.3.3	Competition from cellular operators – the cellular companies have deepened their Internet activities on the cellular range both in the private sector and in the business sector. Unlike the fixed-line communications segment (where the provision of access infrastructure services, mainly by HOT, is separate from provision of Internet access services, by the ISP), the cellular Internet service is provided as a single unit. Browsing services are provided both from the cellular handset and through a cellular modem that connects laptop and desktop computers in combination with Internet access services.

2.6.3.4	The fact that the Company’s is restricted in marketing DBS television services (including over the Internet) in view of the structural separation restriction imposed on it (see Section 1.7.2.1) puts it at a material competitive disadvantage.

2.6.4	Transmission and data communications

In addition to the Company, other companies operating in this segment are Cellcom, Partner and Internet companies.

To the best of the Company’s knowledge, Cellcom has deployed and set up a transmission network that it uses for its own needs and to compete with the Company’s services in the transmission and data communications market. Partner also operates in the transmission and data-communication service segment combined with telephony and Internet to business customers.

Cellcom and Partner use the Company’s physical infrastructures as part of the wholesale service (see Section 2.16.4.3),22 inter alia, to compete with the Company in this segment and/or for self-consumption.

Also operating in the segment are the infrastructure owners IBC (at the reporting date, in a negligible volume) and HOT (deployed nationwide). These infrastructure owners are permitted to use the Company’s physical infrastructure. In this regard, see Sections 2.16.4.4 and 2.6.5.

2.6.5	Competition from IBC and other competing infrastructure[23]

IBC, whose universal deployment obligation according to long-term milestones set out in its license (enabling provision of services to license holders) was reduced, as set out in section 2.1.8, is setting up fiber infrastructure to provide Internet over the grid (and has started operating commercially in a limited number of cities). According to media reports, as of the report publication date, the number of customers enlisted by IBC is negligible.

Under the license, IBC will enter into an agreement with IEC to obtain the right to use its fiber optic network and will become the network’s operator. Furthermore, IBC has a special license (which does not impose a universal obligation) to provide domestic fixed data communication services, according to which it is entitled to provide IPVPN services and broadband data communication lines.

[22]	Unified license holders that are entitled to provide domestic fixed-line services may also receive a wholesale service for use of the Company’s physical infrastructures.
[23]	Migration to HOT and IBC infrastructure.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

Regarding reduction of IBC’s universal deployment obligation, according to the Ministry of Communications’ decision dated August 8, 2018, IBC’s deployment obligation will be reduced so that it gradually reaches at least 40% of households in Israel within 10 years, and only after the Cherry Picking period (which will last three and a half years) will the new license holder be required to provide accessibility for at least one household in the periphery for every household provided with access in the center of the country.

The Ministry of Communications allowed (in June 2016) companies without fixed-line infrastructure (Cellcom and Partner) to compete for investment in IBC. In parallel, Partner informed the Ministry of Communications that it intends to deploy optical fibers. According to the Ministry of Communications, these measures are designed to open the fixed-line market (in which the Company has a monopoly) to competition, with the emphasis on infrastructure upgrading Regarding mutual use of physical infrastructures and competition, see Sections 2.16.4.4 and 2.1.8.

On November 20, 2017, Cellcom and Partner announced that they are negotiating a potential long-term cooperation agreement for the deployment of fiber optic infrastructure by both companies, whereby each party will be entitled to purchase from time to time, as per its needs and at its sole discretion, fiber optic infrastructure services (including Indefeasible Right of Use - IRU) in the other party’s present and/or future fiber optics infrastructure in order to connect residential buildings throughout Israel. Previously, Partner announced that it was accelerating deployment of its optical fibers and commencing commercial marketing of Internet infrastructure to customers. In addition, to the best of the Company’s knowledge, Cellcom has started connecting households in limited areas where fibers are deployed.

To the best of the Company’s knowledge, in March 2019 Cellcom signed an agreement to purchase (together with another investor) 70% of the share capital of IBC.

The foregoing is expected to adversely affect the Company, however at this time it is unable to assess the impact of the foregoing on it and on its business, given that it is dependent on different variables and factors.

There are also currently a number of infrastructures in Israel with the potential to serve as communications infrastructures, which are based on optical fibers and mostly owned by government companies and entities, such as Israel Railways, Mekorot Israel National Water Co., Petroleum & Energy Infrastructures Ltd., and the Cross Israel Highway Ltd. Some municipalities are also trying to create an alternative to installation of pipes or fibers by deploying their own infrastructures.

2.6.6	The Company’s deployment and ways of coping with the intensifying competition

The Company deals with competition in domestic fixed-line telecommunication services in several ways:

2.6.6.1	The Company launches new communications services, value added applications (such as smart home, smart facilities, integration services, etc.), bundles of products and services, and joint bundles (that correspond to some of those offered by its competitors, although under an unbundling restriction, see Section 1.7.2) to broaden the scope of use of subscriber lines, respond to customer needs and strengthen its technological innovation image. The Company invests in enhancement and modernization of its infrastructure so as to enable it to provide advanced services and products for its subscribers.

2.6.6.2	The Company is working on the penetration of a high-speed Internet infrastructure service and on increasing the number of its customers for the service. NGN enables customer upgrades to higher speeds, and the creation of added value for the customer by means of broader consumption of content, leisure and entertainment applications (see also Sections 2.2.3 and 2.7.2).

2.6.6.3	The Company works constantly to improve the quality of its services and to maintain its customers, as well as to simplify and automate processes, and to adapt its operations to the structure of competition in its segment.

2.6.6.4	The Company has simplified its tariff structure and offers its customers alternative payment packages (see Section 2.16.1.4), tracks and campaigns.

2.6.6.5	The Company offers consumption-adapted packages and tracks to promote subscription to the telephony service.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.6.6.6	The Company expense adjustment in order to focus investments on fixed assets in growth activities and in projects for cutting operating costs. Nevertheless, the Company’s ability to adjust its expenses in the short and medium term is limited due to the structure of its costs, which are mainly rigid in the short and medium term (in particular depreciation expenses and expenses related to wages and wages incidentals, as well as operating costs such as infrastructure maintenance and building leasing and upkeep).

2.6.6.7	In April 2018, the Company launched its new router - Be. This is an advanced router with an innovative design and cutting-edge capabilities including, among others, smart Wi-Fi which provides quality, continuous browsing on home Internet, cyber protection and preparation for a smart home. The router and services are managed by a dedicated application.

2.6.7	Positive and negative factors that affect the competitive status of the Company

2.6.7.1	Positive factors

A.	Nationally deployed, quality infrastructure through which a range of services are provided.

B.	Presence in most businesses and households.

C.	Strong and familiar brand.

D.	Technological innovation.

E.	Strong capital structure and positive cash flows.

F.	Broad service infrastructure and varied customer interfaces.

G.	Professional, experienced and skilled human resources.

2.6.7.2	Negative factors

The Company believes that various restrictions imposed upon it by existing regulation, impede its ability to compete in its areas of operation. The main restrictions in this context are the following:

A.	Wholesale market (see Section 2.16.4) - operation of the wholesale market at controlled prices, arrangements subject to the intervention of the regulator, potential selective enforcement by the Ministry of Communications in respect of the operation of the wholesale market, implementation of a control mechanism over the Company’s wholesale services offers, expansion of use and of those permitted to use the Company’s infrastructure. Nevertheless, the possibility of canceling the structural separation following operation of the wholesale market may also positively affect the competitive position of the Company.

B.	Absence of tariff flexibility

The Company is limited in its ability to grant discounts on its main services and to offer differential tariffs. For this matter and the hearing regarding changes to the supervisory mechanism of tariffs, see also Section 2.16.1.

With regard the hearing on prevention of a margin squeeze in the wholesale market, see Section 2.16.4.2.

C.	Structural separation

For information about the structural separation obligation applicable to the Company, see Section 1.7.2.

D.	Duty to provide universal service

The Company operates under an obligation to provide service to the entire public in Israel (universal service). Due to this obligation, the Company could be required to provide services also in circumstances that are not financially viable (subject to the possibility of obtaining an exemption in extraordinary circumstances; however, in accordance with the document from the Minister of Communications dated November 17, 2014 on this matter, the circumstances for providing an exemption are virtually nonexistent). This obligation is not imposed on the holders of special domestic carrier licenses, which can offer their services to the most profitable of the Company’s customers (mainly business customers), which are a material source of the Company’s income. However, in the foregoing document from the Minister of Communications, HOT, which is obligated to provide universal services, received a postponement for the full deployment and even the dates in the letter have been postponed twice, and pursuant to the amendment to the Arrangements Law, the Company is obligated to allow HOT companies and IBC to use its passive infrastructures (see Section 2.16.4).

Chapter A (Description of Company Operations) of the Periodic Report for 2018

E.	Restrictions in marketing joint service bundles of the Company and other Group Companies

See section 1.7.2.2.

F.	Characteristics of fixed-line telephony terminal equipment

Fixed-line terminal equipment does not have personal characteristics and is technologically less advanced than cellular terminal equipment, and the supply of advanced services that can be consumed with it is limited.

2.7	Property, plant and equipment

2.7.1	General

The Company’s property, plant and equipment consist mainly of domestic communications infrastructure, real estate assets (land and buildings), computer systems, vehicles, and office equipment.

2.7.2	Infrastructure and domestic fixed-line communications equipment

The Company has a Next-Generation Network (NGN) based on a core IP network and deployment of an optical fiber network to street cabinets (a network topology known as Fiber to the Curb, FTTC), and also based on an access network (a system that connects NEPs on the subscriber’s premises to the network and engineering systems). The connection from the home to the access network is based on copper cables and the connection from the access systems to the backbone is based mainly on optic cables. In addition, some of the peripheral equipment (equipment installed at the subscriber, such as routers) is owned by the Company and leased to the customer. In the NGN, download broadband speeds of up to 100 Mbps and innovative added value services can be provided using VDSL2. Other advantages of the new technology are simplification of the network structure and better management ability. At the onset of 2016, the Company started testing G.fast (a technology that uses a pair of coper wires to transmit communication data at high speeds depending on distance) and optic technologies in the field, which allow ultra-high-speeds of hundreds of megabits and even 1 gigabyte, with the aim of reviewing the technological and economic aspects of operating the network.

The Company is expanding the deployment of infrastructure, including optical fiber deployment since 2013 so that the fibers will be as near to the customer’s premises as possible (FTTH/FTTB), as a basis for future provision of more advanced and broader-band communication services than those currently provided, inter alia, based on new technologies using the copper cables on the customer’s premises.

Since by the end of 2016, the deployment of optical fibers was significant whereas advanced technologies that facilitate extensive high-speed provision of the service are still being tested and have not yet reached the necessary technological readiness, and in view of the prices resulting from these technologies, which at this stage are not economical, the Company slowed the pace of deployment of the fibers significantly in 2017. The Company is focusing its efforts on examining the readiness of the new technologies, which will allow it to provide the service more extensively, and on investments in the existing network with the purpose of increasing the bandwidth, quality and survivability of the network. On March 28, 2018, the Company applied to the Ministry of Communications to regulate the ultra-high-speed segment so as to enable national deployment of these speeds. On December 23, 2018, the Ministry of Communications contacted the Company for clarifications, according to which the Ministry requires further information to complete its examination with respect to implementation of 35B technology (expansion of the xDSL technology with which speeds of up to 300 Mbps can be reached, depending on the quality of the copper infrastructure) in terms of provision of services in an orderly and proper manner without materially harming competition, including the option of laying down conditions to ensure the absence of such harm. On January 21, 2019, the Company notified the service providers that it was suspending operation of the technology at this stage, until further notice.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

As of the end of 2018, the Company deployed optical fibers directly to 100,000 buildings and in certain areas to a point at the center of a group of buildings. The measure of readiness of the deployment to provide services depends on technology to be reviewed for each region (there might be various technologies). All in all, the connection potential is up to 1.5 million households and businesses.

Call for public comments of Ministry of Communications with respect to the ultra-wide bandwidth infrastructure deployment policy in Israel

On December 18, 2018, the Ministry of Communications published a call for public comments with respect to the principles for deployment of ultra-wide bandwidth infrastructure in Israel24 setting out the basis for the policy under consideration at the Ministry which, according to it, is intended to supplement the existing system of incentives and create regulatory certainty for the communications companies in terms of regulation. In the call for public comments, the Ministry presents initial principles according to which it is considering formulating regulation aimed at providing a solution for the different issues, mainly:

1.	Freedom of action for infrastructure owners and service providers in terms of the technology mix, subject to the principle of non-infringement of the services that a competitor can offer.

2.	Provision of wholesale services by the infrastructure owner as set out in the service portfolios, with any technological advancement in parallel to provision thereof in the existing networks.

3.	A reasonable wholesale payment for BSA services, in accordance with Section 17 of the Communications Law, under the following restrictions:

(a)	A cost based tariff and not retail minus.

(b)	A uniform flat monthly tariff without a variable capacity allocation component.

(c)	The option of speed-based differential pricing will be weighed.

(d)	The existence of an effective margin squeeze prevention mechanism.

(e)	Quick implementation - the Ministry is considering, until completion of the up-to-date study of costs, to set the controlled price for fiber-based wholesale services, based on the data currently in its possession. It was indicated that a specific hearing on the subject would be published further to the call for public comments.

4.	Formulation of an incentive mechanism for operation of advanced networks

(a)	There is no reason to derogate from the universal service obligation applicable to Bezeq in deployment of advanced networks as well. However, the Company should be allowed flexibility in connecting buildings and neighborhoods based on regional demands, subject to compliance with terms set out in the license in this regard. The universal service obligation will not apply to HOT in respect of advanced fiber-based networks.

(b)	Bezeq and HOT will be given flexibility to establish a plan for operation of the network on a regional level (cities/neighborhoods). The regions in which the infrastructure owner intends to operate a fiber network will be published for the service providers several months in advance. The Company will submit timetables to the Ministry for approval, for operation of the fiber network already deployed, according to the order of deployment which it proposes. The wholesale service will be provided on the Company’s used and unused network, including dark fiber services. In case of barriers to implementation of use of this service, the Ministry will act to remove them. In the Ministry’s opinion, the use of the Company’s dark fibers by the service providers and the resulting competitive pressure will increase the Company’s incentive to operate its fiber network.

[24]	The call for public comment was attached to the Company’s Immediate Report dated December 19, 2018, included here by way of reference.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

Subsequently, the Company held open discussions on the subject with the Ministry of Communications’ representatives, in which, and in the context of the response it submitted to the call for public comments, it raised its position, among other things, on the failures which it believes are inherent in the intentions published in the call for public comment.

On March 7, 2019, the Ministry of Communications published another call for public comment, according to which, in view of the understanding that this is extensive government regulation with significant implications on the communications market and its related markets, on February 10, 2019 an inter-ministerial team was established to review the policy for deployment of ultra-wide bandwidth fixed communication infrastructure in Israel that includes representatives from the Ministry of Communications, Ministry of Finance and the Competition Authority. The team was requested to review and formulate recommendations on the following subjects with attention to the good of the public and development of competition in the segment, all with respect to fixed ultra-wide bandwidth infrastructure: (1) Revision of the deployment obligations and/or obligations to provide the service applicable to the infrastructure owners; (2) the need for tools to encourage deployment in regions in which it recommends stipulating that there is no deployment obligation, based on economic feasibility studies. The team invites public entities to express their position on these subjects by April 3, 2019.

2.7.3	IT system

The IT system in the Company supports four main areas: Marketing and Customer Management, engineering infrastructures of the telecommunications networks, Company resources management, and company-wide systems.

The Company’s IT system is large and complex, and supports critical work processes and handles very large volumes of data. This system consists of a large number of systems, some of which are information systems that started being developed many years ago, while others are modern and were developed and applied recently. Most of the systems operate in open computer environments.

2.7.4	Real Estate

2.7.4.1	General

The Company’s real estate assets delivered from two sources: The assets transferred to the Company by the State in 1984 under the assets transfer agreement (see section 2.17.2.1) and assets in which the rights were acquired or received by the Company subsequent to that date, including assets leased from third parties.

The real estate assets are used by the Company for communications activities (exchanges, control rooms, broadcasting sites, etc.) and for other activities (offices, storage areas, etc.). Some of them are undeveloped or partially developed, and can be used for other purposes.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

The following is a list of the Company’s assets in accordance with the material rights on the asset. Furthermore, the Company has an interest (migration rights, etc.) in other real estate (such as for the construction of offices and laying cables):

Right	Number of Assets	Plot Area (thousand sq. m.)	Built Area (thousand sq. m.)	Notes
Ownership, lease or right of lease	312	872	116

Of this, 306 properties cover an area of 842 thousand sq. m. and 95 thousand sq. m. built up are for communication needs, and the remainder for administration needs.

19 are jointly owned with the Ministry of Communications and/or Israel Postal Company Ltd., with whom an agreement was signed to define and regulate the rights of the parties in these properties (see Section 2.17.2.3). The parties operate as required by the orders of the agreement, and inter alia, to separate joint debits and systems.

Possession (authorized/possession rights by law)	40	1.5	0.8	Assets in Israeli settlements in the Administrated Territories, all for communication needs. There is no written regulation of the contractual rights for these properties, but in the Company’s opinion this does not create material exposure.
Lease	332	30.5	64	Of which, 315 properties on an area of 13 thousand sq. m. built up are for communication needs, and the remainder for administration needs. Of which, approximately 2 thousand sq. m. built up are sublet.
Miscellaneous rights in ‘residential rooms’	2,264	N/A	28 (based on estimate)

These are rooms for cables and installations for residential communications.

For most of the assets, the rights are for use granted to the Company under the Communications Law and its regulations, and there is no written rights arrangement with the property owners. In the Company’s estimation and based on past experience, this does not create material exposure.

Right of capital lease	An asset in Sakia (near the Mesubim junction)	70 net	-	The property was sold. See section 2.7.4.4.

2.7.4.2	Registration

At the date of publication of this Periodic Report, the Company’s rights in a considerable number of its real estate assets are not registered in the Lands Registry, and therefore they correspond to contractual rights. The Company is in the process of registering in its name those properties that can be registered in the Lands Registry.

2.7.4.3	Real estate settlement agreement

On March 10, 2004, a settlement agreement signed on May 15, 2003 between the Company, Israel Land Authority (ILA) and the State (“the Settlement Agreement”) was validated as a judgment. The agreement concerns most of the real estate assets transferred to the Company under the asset transfer agreement signed for commencement of the Company’s business activity. The Settlement Agreement stated that the assets remaining in the Company’s possession have the status of capitalized lease, and subject to the execution of individual lease contacts, the Company will be entitled to make any transaction in the properties and to enhance them. The Agreement sets out a mechanism for payment to the ILA for improvements made in the properties (if any), beyond the rights under plans approved by 1993, as set out in the Agreement, at the rate of 51% of the property appreciation following the improvement (less part of amounts paid for a betterment levy or to the ILA for an increase in value, if a betterment levy was paid). The Settlement Agreement also states that 17 properties must be returned to the State, through the ILA, on various dates (up to 2010), and on the terms laid down in the Settlement Agreement.

As of the date of publication of this periodic report, the Company returned to 15 properties to the ILA. Two additional properties will be returned after the Company receives substitute properties, as provided in the Settlement Agreement.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.7.4.4	Sale of real estate

General

According to the approval of the Company’s Board of Directors, the Company is continuing to take measures to sell properties that are inactive and/or can be vacated relatively easily without incurring significant expenses, based on a list presented to the Board from time to time. The migration to the NGN allows the Company to increase the efficiency of the network and to sell some of the real estate assets that will be vacated as a result of the migration.

During the past year, the Company sold real estate assets that were inactive or could be vacated relatively easily, part of which were material in some of the years (in 2018, in addition to the sale of the Sakia property set out below, the Company sold properties in a volume and amount that are not material for it). The Company completed the sale of most of the properties (in terms of value) which met this definition and also intends to complete the sale of the remaining properties of this type in the forthcoming years. Selling these remaining properties is likely to generate additional capital gains for the Company in material amounts (although at a substantially lower amount than the capital gains recorded by the Company in recent years).

It is emphasized that the foregoing also relates to real estate assets for which a concrete decision has not yet been made to sell them, and there can be no certainty regarding the timing of their sale (if at all). Furthermore, the sale of some of the properties may involve difficulties, including a lack of demand or various planning restrictions.

In view of the foregoing, it is emphasized that the Company’s foregoing estimates are forward-looking information, as defined in the Securities Law and may not materialize, or may materialize significantly differently than foreseen. These estimates are based, inter alia, on the Company’s estimates regarding the value of the real estate assets it owns in relation to their carrying amount, since the Company has no appraisals for some of the assets, or the appraisals in the Company’s possession are out of date and the valuations are therefore based on the Company’s internal estimates; and regarding the Company’s inability to predict the consideration that may actually be paid for any assets sold (if and when they are sold).

Property in Sakia

On January 21, 2018, the Company signed an agreement for the sale of the Sakia property to Naimi Towers Ltd for a total of NIS 497 million plus VAT, whereas this amount may increase up to a total of NIS 550 million if the buyer, according to its rights under the agreement, postpones the payment date of up to two thirds of the consideration to December 31, 2022.

On May 21, 2018, the Company received a demand for permit fees from the ILA with respect to a property improvement plan approved prior to signing the agreement, in which the Company was required to pay NIS 148 million plus VAT (‘the Demand”). The Company filed an objection to the Demand on legal grounds. On January 1, 2019, the ILA dismissed all of the Company’s claims on legal grounds, and in this situation, if the dispute settlement mechanism of the Settlement Agreement fails to end the dispute, the Company will file a financial claim requesting the court to instruct the ILA to return to the Company the permit fees which it paid, and to require the ILA to pay the Betterment Levy demand, as defined below. In parallel, the Company filed an assessment appeal against the Demand. On August 5, 2018, the Company received a demand from the Or Yehuda Local Planning Committee for payment of a betterment levy of NIS 143.5 million for the sale of the property (“Demand for Betterment Levy”). On September 17, 2019, the Company filed an appeal on the Demand for Betterment Levy, and sent the ILA a demand for payment of the full amount of the betterment levy according to the ILA’s undertaking in the compromise settlement. On January 20, 2018, the ILA dismissed the Company’s demand to pay the betterment levy. Notably, the amount of the permit fees to be determined at the end of the proceedings could also affect the amount of the betterment levy that the Company will be required to pay the planning committee. The Company estimates that the permit fees and the betterment levy it will be required to pay will be lower and possibly even substantially lower than the total amount of the demands. On September 4, 2018, the ILA and the Company signed a lease agreement relating to the Sakia property.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

According to the Company’s estimate, if it is required to pay the full amount of the Demand for Betterment Levy and the full sum of the Demand, then the capital gain to be recorded in its financial statements for the sale of the property, at the date in which it is permitted to do so according to the GAAP, is expected to be NIS 250 million. The final amount of the capital gain will depend on the amounts of the fees and levies applicable to the Company for the sale of the property. The Company is also expected to record financing revenue of up to NIS 50 million, depending on the date of receipt of the payments for the sale of the property. In this regard, see also Note 13 to the 2018 financial statements.

The information contained in this section relating to the Company’s estimates and the capital gains resulting from the sale of the property is forward-looking information, as defined in the Securities Law, and it is based, inter alia, on the foregoing, the Company’s estimates regarding the cost of the transaction, various costs to the Company in connection with the property and the Company’s arguments pertaining to payment of the demands. The information may not fully materialize if the Company’s foregoing estimates materialize differently than expected.

2.8	Intangible assets

2.8.1	The Company’s Domestic Carrier license

The Company operates under its domestic carrier license, which forms the basis for its activities in domestic fixed-line communications (for a description of the main points of the license, see Section 2.16.2).

2.8.2	Trademarks

The Company uses trademarks that characterize its services and products. At the date of publication of this Periodic Report, there are 210 trademarks registered or in the process of being registered in the Company’s name with the Registrar of Trademarks. The main trademarks of the Company are “Bezeq” – the name of the Company, and “B” – the Company’s logo. In addition, at the beginning of 2018, the Company registered a model of its new router.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.9	Human resources

2.9.1	Organizational structure and headcount according to the organizational structure

The following chart shows the general organizational structure of the Company as of December 31, 2018:]

(*) As from February 15, 2019

(**) Reports to the Chairman of the Board of Directors

2.9.2	Number of Company employees and employment frameworks

The number of Company employees as at December 31, 2018 is 5,494 (compared with 5,582 at the end of 2017). 91% of the Company’s employees are employed under a collective agreement (out of which 60% are permanent employees and the remainder are non-permanent employees). The rest of the Company’s employees (9%) are employed under personal agreements, not under collective agreements.

For details about the special collective agreement of December 2006 and its amendment, see Section 2.9.4.

2.9.3	Early-retirement plans

In 2018, 79 permanent employees retired from the Company under the early-retirement plan.

On May 23, 2018, the Company’s Board of Directors approved an early retirement plan in 2018 at a cost of NIS 80 million, following a previous decision of the Board of Directors in March 2018, which approved early retirement at a cost of NIS 10 million in respect of the first quarter of 2018 (hereinafter together: “the Retirement Plan”). The Retirement Plan is consistent with the terms of the collective agreement between the Company and the Labor Union and the Histadrut from December 2006 and all of its amendments (“the Collective Agreement”). As of the report publication date, 71 employees retired under the Retirement Plan, at a cost of NIS 92 million.

On December 16, 2018, the Company’s Board of Directors approved a budget for termination of employment at the Company to finance the 2019 restructuring plan, mainly the retirement of 243 permanent employees (veteran and new) according to the terms of the Collective Agreement. The Company’s Board of Directors also approved a provision for the Early-Retirement Plan until the end of the term of the Collective Agreement (end of 2021), for all Company employees transferred from the Ministry of Communications (94 employees).

In this regard, see also Note 18 to the 2018 financial statements.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.9.4	Characteristics of employment agreements in the Company

Labor relations in the Company are regulated in collective agreements between the Company, the representatives of Company employees and the New General Federation of Workers (“Histadrut”), and in personal agreements. Company employees are also subject to expansion orders to certain general collective agreements such as cost-of-living increment agreements.

In December 2006, a special collective agreement was signed between the Company, the union and the Histadrut, regulating labor relations in the Company following the transfer of control of the Company from the State to Ap.Sb.Ar. Holdings Ltd. (the Company’s previous controlling shareholder) (see Section 2.9.1). Following are the main points of the collective agreement and its amendments signed over the years (all together in this section: “the Agreement”).

Under the Agreement, all the agreements, arrangements and traditional behavior in the Company prior to execution of the Agreement, including the mechanism for linkage of wages to the public sector, would continue to apply only to the veteran permanent employees of the Company to which the Agreement would apply, subject to changes inserted specifically in the Agreement. The hiring of existing and future temporary workers would be on the basis of monthly/hourly wage agreements based on a wage model according to occupation, with high managerial flexibility. The Agreement sets out restrictions on certain kinds of future organizational changes, and a mechanism of notification, negotiation and arbitration with the union in the event of organizational changes.

Under the Agreement, during the term of the Agreement, two employee-directors25 who are proposed by the union will serve on the Company’s Board of Directors (subject to their approval by the Board of Directors and their election by the general meeting). The employee-directors are not entitled to payment for their service as directors, and will not participate in Board discussions of the terms of employment of senior employees.

The Agreement also defines the “new permanent employee”, whose terms of employment differ from those of a veteran permanent employee of the Company (under the collective agreement): his wage model is according to the Company’s wage policy and market wages; at the end of his employment in the Company he is entitled to increased severance pay only (depending on the number of years of employment).

As part of the retirement arrangements, the Company may, at its discretion, terminate the employment of 203 permanent employees (including new permanent employees) each year (relevant for 2017-2021).

The latest amendment to the Agreement was approved by the Company’s Board of Directors on August 30, 2015, under which the Agreement and the retirement arrangement were extended to December 31, 2021.

For details of other material agreements concerning labor relations, see Section 2.17.3.

2.9.5	Officers and senior management in the Company

On the date of publication of the periodic report, nine directors serve in the Company, of whom three are external directors, two are independent directors (who are not external directors) and four are independent directors (including one director among the employees). In addition, 11 senior management members (one of whom also serves as a member of the Group headquarters) and three members of the Group headquarters also serve in the Company.

The senior management members and Group headquarters members are employed under personal agreements that include, inter alia, pension coverage, payment of bonuses based on targets and advance notice months before retirement.

On September 1, 2018, Mr. Dudu Mizrahi began to serve as the Company’s CEO, replacing Ms. Stella Handler, who stepped down on August 31, 2018.

[25]	At the beginning of 2016, the workers union announced that it agrees that so long as up to 15 directors serve on the Board of Directors, one representative among the employees will also serve on the Board and if the number of directors exceeds 15, an additional representative among the employees will serve on the Board.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

For information regarding compensation of officers, see Section 7 to Chapter D of this periodic report and Note 30 to the 2018 financial statements.

On May 21, 2018, the general meeting of the Company’s shareholders approved an amendment to the Company’s compensation policy whereby the annual premium for insuring Directors and Officers (D&O) of the Company will not exceed USD 1 million, with a deductible of up to USD 1 million. Additionally, on September 17, 2018, the special general meeting of the Company’s shareholders approved a further amendment to the Company’s compensation policy whereby the possibility of compensating the chairman of the Company’s Board of Directors through a management company will be added, and the possibility of providing compensation for directors who are not external directors and are not independent directors will be added up to the maximum amount of compensation payable to an expert external director, as defined in the Fourth Schedule to the Companies (Rules for the Compensation and Expenses of External Directors) Regulations, 2000. The same general meeting also approved the entering into agreement between the Company and Mr. David Mizrachi, CEO, and an agreement with a management company for Board of Directors services. On March 27, 2019, the Company’s Board of Directors approved the convening of a special general meeting of shareholders of the Company, among other things, to approve a new compensation policy for the Company that includes updates, additions and supplements to the current compensation policy. On these matters, see the Company’s immediate reports dated August 12, 2018, and September 17, 2018, concerning the convening and results of the meeting, and of March 28, 2019 regarding convening of the general meeting, included here by way of reference.

2.9.6	Labor disputes

On January 3, 2018, the Company received notice of a strike or stoppage in accordance with the Settlement of Labor Disputes Law, 1957, (“the Labor Dispute Settlement Law”) announced and approved by the New General Federation of Labor (“Histadrut”), commencing on January 14, 2018. According to the notice, the issues in dispute are the “requirement to conduct negotiations and sign a collective agreement with respect to the implications of the transaction being planned to transfer control of the Company to the employees”.

On January 23, 2018, the Company received notice of a strike or stoppage in accordance with the Labor Dispute Settlement Law announced and approved by the New General Federation of Labor (“Histadrut”), commencing on February 2, 2019. According to the notice, the matters in dispute are: (a) The employees’ representatives demand that there should be negotiations with them concerning the transfer of control and the need to sign a collective agreement to protect employees’ rights; (b) the unilateral decision to allow subcontractors to operate the Company’s switching equipment and carry out actions that until now were exclusively performed by the Company’s employees (according to the clarification received after the notice was sent, referring to the decision of the Ministry of Communications that facilitated work by employees of competitors’’ subcontractors on the Company’s infrastructure). After the chairman of the Company’s labor union informed the Company CEO that the employees’ representatives intend to take, without limitation, a series of organizational measures and actions relating to the cessation of work in the Company’s infrastructure, on February 10, 2019, the Company filed a motion with the Tel Aviv Regional Labor Court by a party to a collective dispute and an urgent motion for temporary relief requesting the court, among other things, to issue an order to the employees’ representative to refrain from taking such organizational actions. In the hearing held on the case, a temporary order was issued and the case was scheduled for a hearing in April 2019.

2.10	Equipment and suppliers

2.10.1	Equipment

The main equipment used by the Company includes exchanges, communication cabinets (MSAG), copper cables, optical cables, transmission equipment, data communication systems and equipment, servers, internet modems and routers. The Company purchases most of the equipment needed for its communications infrastructure from Israeli companies affiliated with international communications equipment manufacturers. Hardware and software are purchased from a number of main suppliers.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.10.2	Percentage of purchases from main suppliers and form of agreement with them

With respect to Section 23 of the First Schedule to the Securities (Details of a Prospectus and Draft Prospectus - Structure and Form) Regulations, the Company considers a “main supplier” to be a supplier that accounts for more than 5% of the volume of the Company’s annual purchases, or that accounts for more than 10% of the volume of all the Company’s purchases in a particular operating segment.

In 2018, the Company had no main supplier, as defined above.

2.10.3	Dependence on suppliers

Most of the equipment purchased for data communication, switching, transmission and radio systems is unique, and over its years of operation the possibility of obtaining support other than through the manufacturer, is limited.

In the Company’s opinion, in view of the importance of having the manufacturer’s support for specific equipment used, the Company may be dependent on the following suppliers:

Supplier	Area of Expertise
Alcatel-Lucent Israel Ltd.	Metro transmission and access systems to the NGN
Juniper Networks	Metro transmission
Dialogic Networks (Israel) Ltd.	Transfer exchanges for connecting operators to the Company’s switching network
Mavenir	Switching exchanges for end customers in the NGN
Adtran Holdings Ltd.	Access systems to the NGN
IBM	Hardware and backup, restoration and survivability solutions for systems and infrastructures, and storage equipment
VMware	Infrastructure for most of the virtualization of the servers

Agreements with suppliers on which the Company may be dependent, as noted in this section, generally include a warranty period for a certain period of time and conditions specified in the agreements, followed by another period of maintenance or support. Where necessary, the Company may enter into an agreement with the supplier for the supply of support and/or maintenance services for a further period. These agreements usually contain various forms of relief for the Company should the supplier breach the agreement. Such agreements with suppliers are usually long term.

2.11	Working Capital

For information about the Company’s working capital, see Section 1.4 in the Directors Report.

2.12	Investments

For information about the Company’s working capital, see Note 14 to the 2018 financial statements and Sections 3 and 4 to Chapter D in this report.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.13	Financing

2.13.1	Average and effective interest rates on loans

As of December 31, 2018, the Company is not financed by any short-term credit (less than a year). The following table shows the distribution of long-term loans (including current maturities):

Loan term	Source of finance	Principal amount (NIS millions)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2018
Long-term loans	Banks	500	Unlinked NIS	Variable, based on prime rate*	1.93%	1.93%	1.75%-1.93%
	Banks	2,117	Unlinked NIS	Fixed	4.07%	4.37%	2.40%-6.85%
	Non-bank sources	587	Unlinked NIS	Variable, based on annual STL rate**	1.73%	1.79%	1.52%-1.95%
	Non-bank sources	4,415	Unlinked NIS	Fixed	3.61%	3.71%	3.22%-6.65%
	Non-bank sources	3,381	CPI-linked NIS	Fixed	2.31%	2.35%	2.20%-3.70%

*	Prime rate - 1.75% as of March 2019.
**	STL return per year (210) - 0.294% (average of last 5 trading days of February 2019) for the interest period commencing March 1, 2019.

For additional details about the Company’s loans, see Note 15 to the 2018 financial statements.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.13.2	Restrictions on borrowings

2.13.2.1	Restrictions included in the Company’s loans

See Note 15 to the 2018 financial statements. At the date of the financial statements and the date of publication of this periodic report, the Company is in compliance with all the restrictions applicable to it.

2.13.2.2	Bank of Israel restrictions on a single borrower and group of borrowers

The Supervisor of Banks’ directives include restrictions on the liability of a single borrower and of a group of borrowers towards the banks. With respect to these directives, the Company could be seen as part of one “group of borrowers” with B Communications Group and its controlling shareholders. The Supervisor of Banks’ directives could from time to time affect the ability of banks to grant further credit to the Company. For details about the authorization to determine restrictions on borrowings for a business group in the Market Concentration Law, see Section 1.7.4.7.

2.13.3	Reportable credit

As of December 31, 2018, the Company’s reportable credit, in accordance with Legal Position 104-15 of the Securities Authority (Reportable Credit Event) is Series 6 and Series 9 debentures of the Company, as set out in Note 15 of the 2018 financial statements and Section 4 of the Directors Report.

2.13.4	Credit received during the reporting period

In March 2018, the Company completed a further raising of NIS 320 million through a private loan from an institutional entity with an average life of 6.7 years and fixed NIS interest of 3.2%. All these loans include similar terms to those provided with respect to other loans taken by the Company set out in Note 13.3 of the 2018 financial statements.

For information regarding credit received during the reporting year by public debt raising, see Section 2.13.5.

2.13.5	Company debentures

For details about the debentures issued by the Company, see Note 15 to the 2018 financial statements, and Section 4 to the Directors’ Report.

On December 3, 2018, the Company completed a private offering to institutional entities included in the list of investors in the Second Schedule to the Securities Law, in a total amount of NIS 550 million par value of debentures (Series 9) of the Company by expansion of the debenture series issued by the Company and listed for trading for the first time on the Tel Aviv Stock Exchange Ltd. under a shelf offering memorandum published by the Company on October 13, 2015. The issue took place further to the subordinated notes signed on January 14, 2018 between the Company and institutional entities with regard to implementation of the issue after compliance with all the preconditions. The total consideration for the issue was NIS 578,325,000 and it took place at a price of NIS 1.0515 per debenture, which reflects an annual return of 2.7%. The debentures were issued without discounting.

On this matter, see also immediate reports published by the Company on January 15, 2018, and December 3, 2018, which are included in this report by way of reference.

2.13.6	Credit rating

Company debentures are rated by S&P Maalot Ltd. with an il/AA/Negative rating and by Midroog Ltd. with an Aa2 rating with a stable outlook.

For information regarding the Company’s rating history in the last two years, see its immediate reports dated April 24, 2017, May 22, 2017, May 25, 2017, March 1, 2018, April 26, 2018 and November 18, 2018 (S&P Maalot Ltd.) and July 12, 2016, May 21, 2017, May 25, 2017, February 4, 2018, April 30, 2018 and November 18, 2018 (Midroog Ltd;), included here by way of reference.

On this matter, see also Section 4 of the Directors’ Report.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.13.7	Company assessment for raising financing in 2019 and possible sources

In 2019, the Company expects to repay NIS 1.85 billion of loan principal and interest (including debentures).

The Company raises capital from time to time to finance its cash flow. The financing options at the Company’s disposal are raising debt by means of new bank loans and/or by private or marketable debt. The Company intends to continue taking measures in 2019 to adjust its debt structure to its needs and sources.

On March 27, 2019, the Company’s Board of Directors approved the filing of an application for permission to publish a supplementary prospectus, based on its financial statements as at December 31, 2018, together with first draft of a prospectus that includes an option to perform an exchange purchase offer for the Company’s traded debentures of the Company and to issue new debentures of the Company, with the purpose of maintaining the Company’s financial robustness from the long-term perspective.

Separately, and independently of the foregoing, the Board of Directors approved the convening of a general meeting to discuss approval for increasing the Company’s registered share capital by one billion shares of NIS 1 par value each, as a preliminary step towards a potential capital raising for the Company of up to NIS 2 billion, through a rights offering, all subject to the relevant resolutions and approvals (including approval in accordance with the Communications Order, obtaining the necessary permits to perform an issue of rights, and decisions to be made by the Company’s competent organs).

If this course of action is implemented, the rights issuance is expected to facilitate a faster reduction of the debt, improve the cover ratios, maintain a high credit rating, and financial flexibility for investment and operating activities, etc.

It is emphasized that at this date, publication of the prospectus and the raising of capital by virtue of the prospectus have not yet been approved, and there is no certainty that any capital or debt will be raised and at what timing, structure or conditions.

2.13.8	Liens and collateral

For information regarding liens and collateral of the Company, see Note 21 to the financial statements.

2.14	Taxation

2.14.1	For information about taxation, including the deferred tax asset for carry-forward losses for purposes of DBS, see Note 7 to the 2018 financial statements.

2.14.2	For information regarding the taxation aspects for the Company’s contractual transaction with Eurocom DBS for the purchase of Eurocom DBS’ entire holdings in DBS (see Section 1.1.4), including the tax assessments received by the Company and the assessment agreement and taxation decision regarding DBS, see the revised transaction report dated March 13, 2015, immediate report dated January 31, 2016 and the Company’s immediate reports dated September 18, 2016, September 25, 2016 and September 28, 2016, included here by way of reference. Also, regarding motion to certify a derivative claim in respect of the assessment agreement, see Section 2.18K.

2.15	Environmental risks and means for their management

2.15.1	General

Some of the Company’s facilities, such as broadcasting, wireless communications or high-voltage facilities26 are sources of electromagnetic radiation that are included in the definition of “radiation sources” in the Non-Ionizing Radiation Law.

[26]	The establishment of high-voltage facilities (transformers) in Company sites is aimed at providing energy for use by the Company’s facilities. The establishment and operation of these facilities require an establishment permit as well as an operating permit in accordance with the Non-Ionizing Radiation Law.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.15.2	Non-Ionizing Radiation Law

The law regulates the handling, establishment, operation and supervision of radiation sources. The law provides, inter alia, that the establishment and operation of a Source of Radiation require a permit; sets punitive provisions and severe responsibility of a company, employees and officers that breach the provisions of the law; imposes recording and reporting obligations on a permit-holder, and grants supervisory powers mainly to the Supervisor of Non-ionizing Radiation at the Ministry of Environmental Protection (in this section: “the Supervisor”), including with regard to the terms of the permit, cancellation of the permit and removal of a Source of Radiation.

The Company obtained operating permits from the Supervisor for the communication facilities and broadcasting sites it operates. The Company also took the measures required to obtain radiation permits for high-voltage facilities included in its assets, and as at the report date, it has permits for 20 such high-voltage facilities. One facility is in the process of obtaining an establishment permit.

It is noted that the Commissioner requires building permits as a condition for the continued validity of the operating permits for communications facilities (including broadcasting facilities) he granted, as well as the fulfillment of additional conditions, inter alia, concerning wireless access installations which have category approval granted to the Company by the Supervisor. See also Section 2.16.10.

The law includes a punitive chapter under which, inter alia, the construction or operation of a source of radiation in contravention of the provisions of the permit and the construction or operation of a source of radiation without a permit, after having been warned in writing by the Commissioner, are strict liability offenses.

2.15.3	Permits

On the permits for broadcasting facilities required under the Planning and Construction Law, see Section 2.16.10.

2.15.4	Company policy for radiation risk management

The Company applies a work procedure for the construction, operation and measurement of sources of non-ionizing radiation, and an appropriate compliance procedure that was approved by its Board of Directors The Company has assigned an officer to oversee implementation of the compliance procedure. Periodic reports on the status of Sources of Radiation are submitted to the CEO and to the Board of Directors.

2.16	Restrictions and control of the Company’s operations

The Company is subject to systems of laws that regulate and limit its business activities. The main body overseeing the Company’s activities as a communications company is the Ministry of Communication.

2.16.1	Control of Company tariffs

Arrangements in Sections 5 and 15 to 17 of the Communications Law and the terms of the Company’s Domestic Carrier license apply to the Company’s tariffs, as set out below in this section.

The control of the Company’s tariffs (as set out below) has a number of implications – the Company’s tariffs are subject to regulatory intervention (even if they are not set in the regulations or in alternative payment packages), and from time to time, the Company is exposed to significant changes in its tariff structure and tariff levels. The review mechanism for the controlled tariffs, as defined in the authorizing legislation and the regulations, results in a real average erosion of the tariffs over the years. Control of the tariffs creates or could make it difficult for the Company to provide an appropriate and competitive response to market changes and to offer competitive prices at short notice. Furthermore, the restrictions on granting discounts on tariffs limit the Company in participation in certain tenders.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

Following are the main control arrangements over the Company’s prices:

2.16.1.1	Under the Communications Law, the Minister of Communications is entitled, with the approval of the Minister of Finance, to determine payments (including maximum payments or minimum payments) for services from a license holder. The payment can be determined on the basis of (1) the cost, according to the calculation method instructed by the Minister plus a reasonable profit; or (2) reference points deriving from payment for services provided by the license holder; payment for comparative services; payments in other countries for such services.

2.16.1.2	Tariffs fixed in regulations - the tariffs for the Company’s controlled services (telephony and others) which are stipulated in the regulations, were updated in accordance with a linkage formula less an efficiency factor provided in the regulations, so that on average, the Company’s controlled tariffs erode in real terms. After five years without any update to the regulation tariffs, on May 23, 2018, the Ministry of Communications announced an update of the Company’s tariffs stipulated in the regulations, effective from June 1, 2018, based on the update formula set out in the Communications (Telecommunications and Broadcasts) (Calculation and Linkage of Payments for Telecommunications Services), 2007, so that the tariffs for the services provided by the Company which are stipulated in the regulations will be reduced by 11.88%, except for the fixed monthly payment for the telephone line, which will remain unchanged. According to the Ministry’s announcement and in the Company’s estimate, the implications of this tariff change are an annual decline of NIS 16 million in the Company’s revenues.

2.16.1.3	The Communications and Finance Ministers are authorized (under Section 5 to the Communications Law) to prescribe interconnect payments or for the use by a license holder of the communication facilities of another license holder, and to provide instructions in this regard (including with regard to related arrangements), inter alia, based on the parameters set out in Section 2.16.1.1.

2.16.1.4	Alternative payment packages - If tariffs that are neither maximum nor minimum are determined for supervised services, the Company may offer an alternative payments package for a bundle of telecommunication services at such fixed payments, provided that the Ministers of Communications and Finance do not oppose the package. The Gronau report[27] states that an alternative payment package will be approved only if it is worthwhile for 30% or more of subscribers who use the services offered in the package, and that the smaller the market share of the Group in fixed-line telephony is, the higher the maximum discount rate permitted in an alternative payment package will be28.

If maximum or minimum payments are determined according to Sections 5 or 15 the Communications Law, for telecommunication services provided to another license holder, the Company may indiscriminately offer any other license holder an alternative payments package for the bundle of services at maximum or minimum payments, and such services together with services for which payment has not been determined according to Sections 5 or 15 to the Law, provided the Ministers are not opposed or approved the package.

2.16.1.5	The Company may request a reasonable payment for a service for which a payment is not determined according to Sections 5 or 15, or for which a maximum or minimum payment has been determined. The Minister of Communications may the Company to notify him of any payment the Company intends to request as set out above and of any change in the payment prior to the provision of the service or the change. If the Minister of Communications determines that the Company intends to request an unreasonable payment, or a payment that raises suspicion of harming competition, the Minister may instruct (for a period not exceeding one year) the maximum payment it may request for the service or separation of the payment for the service from the payment for the bundle of services. The Minister will assess whether the payment is unreasonable according to the parameters in Section 2.16.1.1(1) above and may assess the payment based on the provisions in Section 2.16.1.1(2) above.

[27]	The Gronau Commission’s report on the rules of competition in the communications industry, and a letter from the former Minister of Communications dated August 13, 2008 adopting the report (with changes) (“the Gronau Report”).

[28]	A maximum discount rate of 25% when the Group’s market share is between 75% and 85%, and 40% when the market share is between 60% and 75%.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.16.1.6	On June 27, 2017, the Company received a hearing letter from the Ministry of Communications[29] that two alternative supervisory mechanisms are under review for the current telephony tariffs (and other services for which the tariffs are fixed in regulations):

A.	To convert the existing supervisory method that sets fixed rates to maximum rates; the main telephony services (telephone line - NIS 57.92 including VAT, and NIS 0.0187 including VAT for calls, according to the proposal) will be set in relation to the updated costs structure; for most of the additional services, the present tariff will become the maximum tariff and price control will be lifted for some of the services.

B.	To lift the price control from the main telephony services - telephone line and calls, and from additional services that are currently supervised in fixed tariff format, and to set a maximum price for a “controlled bundle” which will include a telephone line and call minutes which the Company will offer customers who wish to subscribe to this service, similar to the alternative payments bundle currently offered by the Company for which there is most demand.

Similarly, it is proposed that only existing subscribers of the alternative payment package for the “Kav Kal” (Light Line) service will be able to continue to receive it. The Ministry of Communications is also considering determining that price control will be lifted on PRI channels and the price control on their call components will be canceled. The Company submitted its comments on the hearing, opposing the proposed tariffs. The Company believes that the change in the control mechanism under consideration in the hearing, if implemented, will negatively affect its financial results. The Company believes that its retail tariffs will be affected in parallel also as a result of the setting of wholesale prices for telephony services (see Section 1.7.3). On this matter, see the Company’s Immediate Report dated June 28, 2017 (attached to the hearing letter), included here by way of reference.

2.16.1.7	For the August 29, 2017 hearing regarding margin squeeze prevention mechanism, submission of marketing offerings for Ministry of Communications approval, and the hearing for wholesale telephony services in a resale format and wholesale service tariffs for 2019-2021, see Section 2.16.4.

2.16.1.8	With regarding to the wholesale market - on March 18, 2019, the Ministry published a hearing to regulate the maximum payments for the wholesale services of the infrastructure owners between 2019-2022. According to the hearing, the Ministry intends to revise the prices, inter alia, based on the assumptions concerning the scope of demand, the equipment price trends and the effect of the costs of providing the service in the economic model. The Company is studying the hearing documents. Until completion of the hearing process, the Ministry of Communications will extend the applicability of the maximum payments for wholesale services to 2018, so as to continue to apply from 2018 onwards. It should be noted that prior to extension of the applicability, the Ministry published a hearing noting, inter alia, that the key trends in the market, including the demand trends and decrease in equipment prices, indicate that the cost of providing the wholesale services is declining over time. Previously, on February 20, 2017, the Ministry resolved to change the mechanism for forecasting demand that had been used to calculate the maximum tariffs for wholesale services set out in the Use Regulations for 2017 and 2018. Certain tariffs were revised in the regulations on July 1, 2018. In the above hearings with respect to the wholesale market tariffs for 2019-2022, the Ministry noted that it is considering a mechanism for implementation of the Minister’s decision from February 20, 2017, from that date through July 1, 2018.

[29]	The competition expansion policy document of May 2012 stipulates that within six months of publication of the Shelf Offering (for the sale of wholesale services), the Minister will take action to change the method of oversight of the Company’s prices so as to be controlled by the setting of a maximum price. The Gronau Report stipulated that as long as the Group’s market share remains higher than 60%, control of the Company’s prices will continue in the mandatory price fixing format.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.16.2	The Company’s Domestic Carrier license

The Company operates, inter alia, under the domestic carrier license30. The main topics covered in the license are:

2.16.2.1	Scope of license, the services the Company must provide, and the duty of universal service

The Company is required to provide its services to all on equal terms for each type of service, irrespective of location or unique cost. The license is unlimited in time; the Minister may modify or cancel the license or make it contingent; the license and any part of it cannot be transferred, no charge can be imposed on it, nor can it be subject to attachment. With regard to the addition of wholesale services to the Company’s license, see Section 1.7.3.

2.16.2.2	Structural separation principles

For a general description of the structural separation applicable to the Company and terms for its cancellation, see Section 1.7.2.

2.16.2.3	Tariffs

The Company provides a service or package of services for which no tariff is set under Section 15 or 15A of the Communications Law at a reasonable price and offers them to all, without discrimination and at a uniform tariff. See also Section 2.16.1.

2.16.2.4	Marketing joint service bundles

In respect of the provisions of the domestic carrier license that enable the Company to request to market joint service bundles subject to restrictions, see Section 1.7.2.2.

2.16.2.5	Operations of Company networks and service standards

The Company is required to maintain and operate the network and provide its services at all times, including in emergencies, in an orderly and proper manner according to the technical and service quality requirements, and to work towards improving its services. The license includes a Service Standards for the Subscriber appendix, which is to be amended after the Company provides the Ministry with data. The Company submitted its proposals for amendment of the appendix to the Ministry, adapting it to the current state of affairs and the licenses of other operators, but the amendment report has not yet been executed. For details about the hearing about the response of the call centers, see Section 1.7.4.4.(A).

2.16.2.6	Interconnect and use

Provisions were prescribed for the duty of interconnect to another public switching network and the option of use by another license-holder (including wholesale service); a duty to provide infrastructure services to another license holder on reasonable and equal terms is also provided, as well as refraining from preferring a license holder that is a company with an interest.

2.16.2.7	Security arrangements

Provisions have been made for the operation of the Company’s network in times of emergency, including the obligation to operate it in a manner that prevents its collapse in emergencies.

The Company is required to provide telecommunication services and set up and maintain the terminal equipment infrastructure for the security forces in Israel and abroad, as provided in its agreements with the security forces. Furthermore, the Company provides special services to the security forces. The Company will take action to ensure that each purchase and installation of hardware in its telecommunications installations, except for terminal equipment, will be made in full compliance with instructions given to the Company according to Section 13 of the Communications Law.

[30]	A copy of the domestic carrier license appears on the Ministry of Communications website at - www.moc.gov.il

Chapter A (Description of Company Operations) of the Periodic Report for 2018

The Company is required to appoint a security officer and to comply fully with the security instructions contained in the appendix to the license.

2.16.2.8	Supervision and reporting

Extensive reporting duties to the Ministry of Communications are imposed on the Company. In addition, the Director General at the Ministry of Communications (as defined in the Company’s license) is granted the authority to enter facilities and offices used by the Company and to seize documents.

2.16.2.9	Miscellaneous

A.	The Domestic Carrier license includes restrictions on the acquisition, maintenance and transfer of means of control pursuant to the Communications Order (see Section 2.16.3) and on cross-ownership, which are mainly a ban on cross-holding by entities with an interest in another material Domestic Carrier[31] as noted in the license, and restrictions on a cross-holding by entities with Domestic Carrier licenses or general licenses in the same operating segment.

B.	The Company submitted a bank guarantee of USD 10 million to the Director General of the Ministry of Communications for securing fulfillment of the terms of the license and for indemnifying the State for any loss it incurs due to their violation by the Company.

C.	The Director General at the Ministry of Communications is authorized to impose a monetary sanction for violation of any of the terms of the license (on this matter, see also Section 1.7.4.6).

D.	During a calendar year, the Company may invest up to 25% of its annual income in activities not intended for providing its services (the incomes of the subsidiaries are not considered Company income for this purpose).

For details about the wholesale market and wholesale service portfolios, see Section 2.16.2.4.

2.16.3	The Communications Order

The Company was declared a provider of telecommunication services under the Communications Order. By power of that declaration, the Company is required to provide certain types of services and may not cease them or narrow them. Among these services are basic telephone service, infrastructure service, transmission service and data communication service including interconnect, and other services listed in the schedule to the Order.

The main provisions of the Communications Order are these:

2.16.3.1	Restrictions on the transfer and acquisition of means of control in a company, which include a ban on holding 5% or more of means of control of a certain kind without the prior written approval of the Prime Minister and the Minister of Communications (“the Ministers”).

2.16.3.2	Transfer or acquisition of control in a company requires the approval of the Ministers (“Control Permit”). The Control Permit will lay down the minimum rate of holding in each of the means of control in the Company by the holder of the Control Permit, where a transfer of shares or an issuance of shares by a company, as a result of which the percentage of the holding of the Control Permit holder will fall below the minimum percentage, is prohibited without the prior approval of the Ministers, subject to permitted exceptions (among them – an issuance to the public under a prospectus, or sale or private placement to institutional investors).[32]

[31]	A Domestic Carrier with a market share of 25% or more.

[32]	For the minimum rate of holding of control of B Communications Group and falling below this rate, see Section 1.1.2.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.16.3.3	Holdings not approved as aforesaid will be considered “exceptional holdings”, and the Order states that exercise of a right by power of exceptional holdings will not be valid. The Order also contains provisions authorizing the Ministers and the company to apply to the courts with an application for the enforced sale of exceptional holdings.

2.16.3.4	A duty to report to the Ministers upon demand is imposed on the Company, on any information on matters relating to provision of an essential service.

2.16.3.5	At least 75% of the members of the Board of Directors of the Company must be Israeli citizens and residents who have security clearance and security compatibility as determined by the General Security Service. The Chairman of the Board, the external directors, the CEO, the Deputy CEO and other office-holders in the Company as listed in the Order, must be Israeli citizens and residents and have security clearance appropriate to their functions.

2.16.3.6	“Israeli” requirements are laid down for the controlling shareholder in the Company: for an individual – he is an Israeli Entity (as defined in the Order); for a company – it is incorporated in Israel, the center of its business is in Israel, and an Israeli Entity holds at least 19% of the means of control in it.

2.16.3.7	The approval of the Ministers is required for granting rights in certain assets of the Company (switches, cable network, transmission network and data bases and banks). In addition, grant of rights in means of control in subsidiaries of the Company, including allotment of more than 25% of the shares in the subsidiary, requires the approval of the Ministers.

2.16.3.8	Certain actions of the Company require the approval of the Minister of Communications, among them voluntary liquidation, a settlement or arrangement between the Company and its creditors, a change or reorganization of the structure of the Company, a merger and split of the Company.

On October 15, 2018, the Knesset approved the government’s announcement under Section 31(B) of the Basic Law: The Government, to transfer to the Minister of Communications powers invested in the prime minister under Sections 4D through 4E2 of the Communications Law, including powers exercised by virtue of the Communications Order, as well as Section 13 of the Communications Law, which must be exercised in connection with one of the following: matters pertaining to Mr. Shaul Elovitch, matters pertaining to Eurocom Holdings Ltd. and the companies it owns, and matters that materially influence them. According to the notice, the transfer of powers in connection with the matters listed in this paragraph will remain in force as long as Mr. Shaul Elovitch is a party at interest in Eurocom Holdings Ltd. and the companies it owns. Regarding approval by the Minister of Communications of the special administrators of Eurocom Communications under Section 4D of the Communications Law and Section 3 of the Communications Order, see Section 1.1.2.

2.16.4	Wholesale market

Recently a wholesale market model has started being implemented in Israel, as part of which the obligation to sell wholesale services to other communications operators was imposed on owners of a country-wide fixed-line access infrastructure (the Company and HOT).

The regulatory provisions regarding the wholesale market, as well as its implementation and development in the Report Period, affect a material part of the Group’s activities.

2.16.4.1	Policy document

The wholesale services were established pursuant to the policy document dated May 2, 2012 in which the Minister of Communications adopted the main recommendations of the committee appointed to review and revise the structure of Bezeq’s tariffs and to set wholesale service tariffs in the communications industry (Hayek Committee). The policy document states, inter alia, that owners of country-wide fixed-line access infrastructures who provide retail services, including the Company, will be obligated to sell wholesale services to holders of telecommunication licenses on a non-discriminatory basis and with no discounts for size. The document also stipulates the terms for cancellation of the structural separation (see Section 1.7.2.1B) and that within six months of publication of the Shelf Offering for the sale of wholesale services by the infrastructure owners, the Minister will take action to change to a method of oversight of the Company’s prices by the setting of a maximum price and within nine months, the Ministry will formulate regulations aimed at increasing the investment in and upgrading fixed-line communications infrastructure in Israel.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

Further to the policy document, the Ministry of Communications established service portfolios setting out the format for provisions of the services by the infrastructure owners. The maximum tariffs that the Company is permitted to charge for these services were determined by the Minister of Communications with the agreement of the Minister of Finance in the Communications (Telecommunications and Broadcasts) (Use of a Domestic Carrier’s Public Network) Regulations, 2014 (“the Use Regulations”). Tariffs for HOT’s wholesale services were published on June 26, 2017. To the best of the Company’s knowledge, the volume of whole subscribers on HOT’s network is negligible. The volume of wholesale subscribers on HOT’s network is negligible at this stage, although the Company believes that is has recently increased.

2.16.4.2	BSA services

The Company started providing the service on February 17, 2015. This service allows service providers that do not own infrastructure to offer their customers full end-to-end internet services, including internet connectivity services and infrastructure services of the Company. Since launching of the service, hundreds of thousands of customers have switched to receiving services through these service providers. In this regard, see Sections 1.5.4.1 and 2.1.3.

In the initial period of provision of the service, the Ministry conducted an oversight proceeding at the Company, which led to imposition of NIS 8.5 million in fines. The Company paid the amount of the fines and petitioned the court against this proceeding, which was dismissed in January 2018. On March 14, 2018, the Company filed an appeal against dismissal of the petition, which has not yet been ruled. In addition, disputes erupted between the Company and the service providers regarding implementation of the service portfolio. These disputes concern, inter alia, the payments owing to the Company for the service and division of responsibility for installation and malfunctions.

In order to receive BSA services, it is necessary to connect to the service provider who receives the service from the Company to the Company’s network. On January 16, 2019, despite the operational difficulties indicated by the Company, the Ministry of Communications ordered the Company to immediately allow connection of the service providers to the multi-service access gateway (MSAG), in addition to its obligation to allow connection to the core and collection segment, according to the service provider’s election.

The Ministry held hearings on various issues related to implementation of this service. The main hearings on the matter dealt, inter alia, with mechanisms for reviewing and revising the demand forecast for the purpose of updating the wholesale market tariffs (see Section 2.16.1.8), revising the service level (SLA) requirements, the procedure for movement of customers between operators, etc. Decisions have not yet been made in all the hearings. The results of the hearings may affect, inter alia, the service tariffs and the Company’s competitive position in the market.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

On August 29, 2017, the Ministry of Communications published a secondary hearing (for the hearing published on November 17, 2014), on determination of the format for reviewing a margin squeeze by fixed-line broadband network owners in marketing offerings. A market squeeze is a situation in which the infrastructure owner decreases the retail prices and the margin between the retail prices and the wholesale price of the inputs of the infrastructure purchased by the service providers to a level that erodes the profit of the service providers to the point of being economically unfeasible to continue their activity. According to the secondary hearing, the Ministry is considering allowing the infrastructure owners to conduct their own review to rule out margin squeeze, by means of inspection tools to be approved by the Ministry (in addition to the limited advance review track). As considered, the effective tariff for the reviewed service or group of reviewed services will not be lower than the minimum price level set for marketing those services examined by the license holder. In the hearing, “license holder” includes the Company, Bezeq International, DBS, HOT Broadcasts, HOT Telecom and HOT Net. The Company submitted its comments on the hearing whereby there is no reason to determine a format for examining margin squeeze, although if such format is determined, the independent inspection mechanism proposed in the hearing should be expanded. The Company believes that if the margin squeeze review format is applied, it could affect the ability of the Company and Group companies to market bundles with respect to the timing of the offers and the prices they will be able to offer.

2.16.4.3	Wholesale service use of physical infrastructures

The service portfolio entered into entered into force on July 31, 2015 and accordingly, the Company allows suppliers without infrastructure to use its physical available-for-transfer communication cable infrastructure and the available dark fibers out of the Company’s available optic cables, while in order to connect to the service provider’s infrastructure to the Company’s infrastructure, the service provider must set up a passive infrastructure near the Company’s passive infrastructure facility.

The work on the Company’s infrastructures is performed by the service providers through contractors on their behalf, pursuant to the Ministry of Communication’s decision and dismissal of the Company’s petition against it. Since the service is in a format that did not exist before, differences of opinion arise from time to time.

On April 16, 2018, the Ministry of Communications announced that after reviewing the comments of the Company and an ISP, it made a decision and instructed, inter alia, that the Company must allow the service providers to insert communications cables through the Company’s telecom manhole which is located at the opening of the conduit leading to private land, and to perform any necessary works in the manhole for this purpose, all without derogating from the service providers’ responsibility to obtain the landowner’s permission.

On the hearing concerning a new service portfolio, which also regulates mutual use of infrastructures, see below. For the Competition Authority’s notice regarding infrastructures, see Section 2.16.8.7.

On January 16, 2019, the Ministry of Communications issued a decision regarding the service portfolio for mutual use of passive infrastructures, according to which pursuant to reviewing the comments received in the hearing published by the Ministry on August 9, 2018, it decided in the first stage to focus on regulating execution of the works of another domestic carrier (holder of a domestic carrier license, including an infrastructure owner, that uses the physical infrastructure of another license holder). Later, the Ministry intends to establish a uniform service portfolio, which will apply to all use situations, including mutual use, of physical infrastructures, but at the present time, it will apply to the infrastructure owners in parallel with the provisions applicable to all domestic carriers. The director’s provision and the service portfolio amendment that were attached to the decision stipulate, inter alia, unlike the original service portfolio, that for deployment, the operator using the infrastructure of the infrastructure owner will not be required to set up a passive infrastructure facility, even in the last manhole (the last manhole before the building). The infrastructure of another domestic carrier will be connected to the infrastructure of the infrastructure owner by the passive infrastructure component (conduit/duct pipes, etc.) to be installed between the passive infrastructure of the operator using the infrastructure (manhole, telecom cabinet, junction box, etc.) and the passive infrastructure facility of the infrastructure owner. The definition of the physical infrastructure available to an operator using infrastructure was expanded and includes, among other things, communications rooms as well. The amendment and provision also anchor the right of the infrastructure owner to payment for the guidance activity to the employees of the operator using the infrastructure.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.16.4.4	Use of the Company’s physical infrastructure by infrastructure owners

In the amendment to the Communications Law, as applied in the Economic Arrangements Law, the obligation of a licensed domestic carrier to allow other licensed domestic carriers (which are not necessarily license holders without infrastructure) access to its passive infrastructure (excluding the passive infrastructure of a licensed domestic carrier owned by IEC and which it requires, for the purpose of its operations as the holder of a critical service provider license) for performance of any telecommunications operation and provision of any telecommunications service under its license. This means allowing IBC to use the Company’s passive infrastructure and as from October 1, 2017 also HOT Telecom, at tariffs which according to the amendment to the Law are to be set by the Minister of Communications with the agreement of the Minister of Finance by April 1, 2018, whereas until these tariffs are set, the tariffs set in the Use Regulations will apply, and subsequent to setting the tariffs, retroactive settling of accounts will be carried out between the Company and HOT Telecom only. At the reporting date, tariffs and a special service portfolio have not yet been established (however, see Section 2.16.4.3).

Additionally, on August 13, 2018, a hearing and draft regulations were published on determining the maximum payments for mutual use by infrastructure owners of access service to passive infrastructure, according to which the Minister is considering determining that the tariff will be the same as for the payments currently defined in the Use Regulations for a domestic carrier which is a special general license holder. Notably, a letter attached to the hearing dated August 9, 2018, concerning the service portfolio described above states that the Ministry is considering not setting a maximum or minimum payment for service to be provided by other domestic carriers for which no payment was defined. On September 9, 2018, the Company submitted its comments on the hearing to determine the payments (together with an expert economic opinion), in which it stipulated, among other things, that the distinction must be maintained between operators that do not own infrastructures and infrastructure owners, and certainly those governed by the obligation of universal service.

2.16.4.5	Wholesale telephony service

On May 18, 2017, the then Acting Minister of Communications issued a decision according to which the Company will provide telephony services in a resale format for one year from July 31, 2017, at prices set by him (higher than the wholesale tariffs, in view of the service content). This decision is the result of a petition filed by the Company with the Supreme Court, inter alia, against the Minister of Communications’ decision of November 14, 2014 regarding provision of wholesale telephony services in the service portfolio format. The petition included claims that the service would be impossible to implement in the service portfolio format (BSA + telephony) and is unjustified. Provision of wholesale telephony services (at wholesale prices) on the Company’s network was postponed for the 14 months of the arrangement, when the option to extend the arrangement or turn it into a permanent arrangement will be reviewed (a recommendation on this matter will be put for a public hearing). On March 25, 2018 the Company wrote to the Ministry requesting that the Ministry extend the arrangement, at the current price and format, and that the arrangement becomes permanent. The Company clarified that the service format in the service portfolio is impossible to implement, unjustified and contradicts the global trend. The only way that enables the Company to provide the service in the service portfolio format entails switch replacement and compelling the Company to perform a complex, disproportionate unauthorized and unjustified procedure.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

On June 5, 2018, the Ministry of Communications informed the Company that it will not extend the temporary arrangement relating to telephony service in resale format and that accordingly, as of August 1, 2018, the Company must provide wholesale telephony service in the format defined in the BSA + Telephony service portfolio (“the Service Portfolio”) and that the Company must provide this service both as a stand-alone service and as a supplementary service to the BSA service. Upon receiving this notice, the Company stipulated that it does not expect to meet the deadline specified in the notice, further to its previous clarifications that the service format in the service portfolio cannot be implemented technologically and that it requires the replacement of a switch which is a prolonged, complex process, and that it intends to ask the Ministry to find a solution for this problem. After discussions with the Ministry, the Company offered, commencing August 1, 2018, telephony call minutes service and associated wholesale services in the wholesale market on the basis of the service portfolio in a technology format which is similar to the resale arrangement and with wholesale market tariffs. The Company’s license was revised two months later and included this service as voluntary. In parallel, the Company began the process of replacing the switch that will also enable compliance with the service portfolio requirements.

Recently, including in its letter dated January 29, 2019, the Company offered the Ministry of Communications another technological solution for the provision of wholesale telephony services. In view of the fact that this solution was intended to be temporary and implemented for a limited period, until replacement of the switch, and taking into account its estimation regarding the relatively low potential of customers of the service, the Company repeated its claim that the wholesale telephony services in the engineering outline defined in the service portfolio in a carrier preselection format on a telco-grade level was and still is impossible to implement on Bezeq’s switch.

On January 31, 2019, the Ministry replied that it does not intend to approve compliance with the service portfolio in advance, because after coordination with the service providers and launching of the service, the Ministry will review whether the breach has ceased, and it would not accept a solution that does not provide a full solution for the provisions of the service portfolio and is not based on the accepted engineering standards in communications networks.

The Company sent an appropriate characterization to the service providers. As of the reporting date, the negotiations with the Ministry of Communications and the service providers have not yet been finalized. In parallel, Bezeq is taking measures to complete its order for a new switch.

The Company believes that the implementation of wholesale telephony will impair its financial results. However, at this time the Company is unable to estimate the extent of the impact, which could be significant, given that it depends on different variables, including the volume of demand for the service, the price levels of substitute products currently available on the market (such as VoB), etc.

Supervisory reports and financial sanctions

On October 19, 2017, the Ministry of Communications sent the Company a final supervision report regarding implementation of a wholesale telephony service (the “Supervision Report”) (after the Company responded to an initial supervision report in June 2015), according to which the Company violated the provisions by failing to provide the wholesale telephony service on May 17, 2015. Concurrently with the Supervision Report, the Company was issued the notice whereby, after the Company had been found to have violated the provisions of the Use Regulations and the Company’s license, and in accordance with the authority vested by the Communications Law, the Company was notified of the intention to impose a financial sanction on the Company in the amount of NIS 11,343,800. The Notice also stated that the Company must take affirmative action to comply with the instructions of the Ministry of Communications in the matter, since the MoC is considering initiating another proceeding in the same matter. The Company submitted its arguments in writing against the intention to impose a financial sanction and against the amount of the financial sanction, according to which, inter alia, the Company did not breach its obligations and the application of the financial sanction is out of place. Subsequently, on August 8, 2018 the Company received a “Supplementary Supervisory Report to the Final Supervisory Report Concerning Non-implementation of the Wholesale Telephony Service” as well as an “Updated Notice of its intention to apply financial sanctions concerning implementation of the broadband reform” (“the Updated Notice”) in which the Ministry of Communications announced its intention to apply financial sanctions to the Company of NIS 11,327,540 for the violation, as from August 1, 2018. The notice further states that the Ministry intends to take additional enforcement measures if the breach continues. On October 4, 2018, the Company submitted its position on the hearing whereby financial sanctions should not be imposed on it. On December 27, 2018, the Company received notification from the Ministry of Communications that the Director General of the Ministry decided to impose a financial sanction of NIS 11,163,290 on the Company for a breach of the provisions regarding implementation of wholesale telephony services. The Company filed a petition against the decision. In this regard, see also two motions to certify class actions claiming, inter alia, that the Company acted to delay and thwart the wholesale market reform (section 2.18.1(C)).

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.16.5	Authority with respect to real estate

Pursuant to the provisions of Section 4(F) of the Communications Law, the Minister of Communications granted the Company certain powers in connection with real estate, as set out in Chapter Six of the Law.

The law distinguishes between land owned by the State, the Development Authority, the Jewish National Fund, a local authority or a company lawfully established and owned by one of them, and a road (“Public Land”), and other land (“Private Land”). With regard to Public Land, the Company and any person authorized by it, can enter it to perform network deployment and maintenance works and to provide telecommunication services, provided that the deployment is executed according to the provisions of the Planning and Construction Law. The amendment to the Communications Law and the Planning and Construction Law in the Economic Arrangements Law cancel the duty to obtain the approval of the local Planning and Construction Committee, so certain actions do not require a building permit if performed by a license holder that was granted powers under section F of the Communications Law, if carried out according to an approved plan.

A network on Private Land will be deployed according to the provisions of the Planning and Construction Law and requires the consent of the landowner, the lessee in perpetuity or the protected tenant, as the case may be.

Under the provisions of the Telecommunications (Installation, Operation and Maintenance) Regulations, 1985, if the Company is of the opinion that providing a telecommunications service to an applicant requires the installation of a telecommunications device on the applicant’s premises (or shared premises), the Company may request that the applicant, as a prerequisite for providing the requested service, allocate a suitable place on the premises for installation of the device, for the sole use of the Company, and it may use the device to provide service to other applicants as well.

Under the provisions of the Planning and Construction (Application for a Permit, its Terms and Tees) Regulations, 1970, an applicant for a permit to construct a residential building is required to install infrastructures for telephone, radio, television and Internet services so that the customer can choose whichever provider it prefers. In commercial buildings, if preparations for communications are installed, an underground infrastructure must be laid. At the same time, the Company’s license was amended (as were the licenses of HOT Telecom and DBS), so that if the Company uses the internal wiring (part of the access network installed in residences and in apartments intended to be used by those residences only) for provision of its services, it is obliged to provide maintenance services for that wiring installed by the permit applicant, without this granting it any proprietary rights in the internal wiring.

2.16.6	Immunities and exceptions to liability

The Minister of Communications granted the Company certain immunities from liability for from damages listed in Chapter Nine of the Communications Law, in accordance with his authority to grant immunity to a general license-holder.

In addition, Section 13 of the Communications Law contains exceptions to criminal and civil liability for an act done in fulfillment of a directive to provide services to the security forces in that section.

2.16.7	Regulations and rules under the Communications Law

At the date of publication of this Periodic Report, regulations in three additional and important areas apply to the Company: (1) cessation, delay or restriction of telecommunications actions and services; (2) installation, operation and maintenance; and (3) ways of overseeing the actions of the license-holder.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.16.8	Economic competition laws

2.16.8.1	The Competition Commissioner (in this section: “the Commissioner”) declared the Company a monopoly in the following areas:

A.	Basic telephone services, provision of communications infrastructure services, and transfer and transmission of broadcasting services to the public.[33]

B.	Provision of high-speed access services through the access network to the subscriber.[34]

C.	Provision of high-speed access services for ISPs through a central public telecommunications network.

The Commissioner’s declaration of the Company as a monopoly constitutes prima facie evidence of its content in any legal proceeding, including criminal proceedings.

2.16.8.2	The Company has adopted an internal compliance procedure containing internal rules, guidelines and an internal reporting and control system, the purpose of which is to ensure that the activities of the Company and its employees are carried out in accordance with the provisions of the Economic Competition Law.

2.16.8.3	According to the conditions of the Competition Authority’s approval dated March 26, 2014 of the merger (as defined in the Economic Competition Law) between the Company and DBS, the following restrictions apply to the Company and DBS:

A.	The Company and any person authorized by it (in this section: “Bezeq”) will not impose any restriction on consumption of fixed-line Internet infrastructure services stemming from the accumulated browsing volume of the customer, and will not cause the option granted to a customer to use any service or application provided over the Internet to be restricted or blocked.

B.	Bezeq will deduct amounts for provision of multi-channel television services from the Internet provider payments for connection to the Company’s network.

C.	Bezeq will sell and provide Internet infrastructure services and television services under equal terms to all Bezeq customers (the sale of Internet infrastructure services as part of a service bundle will not be considered sale under unequal terms).

D.	Bezeq and DBS will cancel all exclusive arrangement regarding non-original productions and will not be party to such exclusive arrangements (except with regard to a third party who is the broadcast license owner at the date of the decision). In addition, for two years from approval of the merger (which have passed in the meanwhile), Bezeq will not prevent any entity (other than anybody who is a broadcast license owner at the date of the decision) from purchasing rights in original productions (does not apply to new productions).

For the full format of the Competition Authority’s decision, see the Company’s immediate report dated March 26, 2014, included here by way of reference.

2.16.8.4	As part of the approval of the merger of the Company and Pelephone on August 26, 2004 (as subsequently amended), restrictive terms were imposed, mainly prohibiting discrimination in favor of Pelephone in the supply of a product in which the Company is a monopoly, prohibiting the bundling of the supply of certain products by any of the companies when purchasing products or services from the other, and restrictions on certain joint activities.

[33]	Declaration on July 30, 1995.

34	On November 10, 2004, the Commissioner split the declaration of December 11, 2000 on internet access infrastructure into two separate declarations (Declarations 2 and 3).

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.16.8.5	As part of the merger approval of Walla and the Company of September 12, 2010, terms were imposed restricting discrimination in favor of Walla vis-à-vis its competitors.

2.16.8.6	On November 16, 2014, the Company received the decision of the Deputy Commissioner of the Competition Authority pursuant to Section 43(A)(5) of the Economic Competition Law, to the effect that the Company had abused its position as a monopoly and determined unfair purchase and sale prices of a service in a monopoly, in contravention of the provisions of Section 29A to the Economic Competition Law in setting a negative margin by determining lower prices for Internet and telephony services than for internet infrastructure only, in a campaign. The decision states that these prices places competitors who wish to offer this service at a disadvantage. On March 20, 2018, pursuant to the agreed application of the parties, a ruling was handed by the Competition Tribunal in the appeal filed by the Company against the decision, according to which the earlier decision was null and void, i.e. as though it was never handed.

2.16.8.7	On March 7, 2018, the Company received notification from the Competition Authority that, in accordance with her authority under section 43(A)(5) of the Economic Competition Law, the Competition Commissioner is considering determining that the Company abused its position in contravention of section 29A(a) and section 29A(b)(3) of the Law, and imposing financial sanctions on the Company and the CEO for an alleged breach of the provisions of section 29 of the Law and the foregoing sections. According to the notice, the evidence in its possession indicates that the Company allegedly made use of its market strength as a result of its control of the passive infrastructure and has placed obstacles in the way of new players who wish to use the Company’s passive infrastructure to install communications networks that will be used to compete with the Company in providing communications services to consumers, such that this was likely to deter them and prevent them from setting up an independent fixed-line communications network or at least to delay them and limit the scope of the network. According to the notice, the Company’s actions raise concerns of harm to the end consumer. The alleged acts of violation by the Company are blocking access to private areas and demanding the cutting of fibers. In the light of the foregoing, the Competition Commissioner is considering whether in respect of the two violations the Company abused its monopoly position, contrary to the provisions of the Law, and is considering imposing an overall fine of NIS 30,953,000 on the Company and NIS 736,800 on the Company’s CEO. On August 5, 2018, an oral hearing took place at the Competition Authority prior to which the Company and its CEO submitted their position in writing. The position submitted to the hearing included arguments and evidence that there had been no fault in the Company’s actions and it had not breached the Economic Competition Law, and there is therefore no reason to apply any enforcement powers by virtue of the law (including sanctions) and that the determination being considered should not be published. In this context, the Company and CEO pointed out, among other things, factual errors that were included in the Competition Authority’s notice with respect to the methods of inserting cables in the conduits. Since the hearing commenced, the Company has received additional requests for information from the Competition Authority, and the Company replied to them. Subsequently, on March 12, 2019, the Authority notified that the errors raised and the findings of other tests conducted did not change her intention to exercise the powers as set out above. The Company and former Company CEO were granted the right to present their arguments to the Commissioner about the additional findings by May 12, 2019.

2.16.8.8	On January 10, 2019, an amendment to the Economic Competition Law entered into force (in this amendment, the name of the law was changed from the Antitrust Law to the Economic Competition Law), the main points of which are:

A.	Imposition of an independent and increased obligation on officers to oversee and prevent breaches of the Law.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

B.	Exacerbation of criminal punishment for a cartel - five years imprisonment without requiring aggravating circumstances.

C.	Increasing the maximum amount for imposition of financial sanctions up to NIS 100 million (for each breach).

D.	Another definition of a monopoly, based on a market power test (in addition to the alternative of anybody that holds a market share of over 50%).

E.	Increasing the aggregate sales turnover that requires merger notices to NIS 360 million.

2.16.9	The Telegraph Ordinance

The Government deals with the shortage of radio frequencies for public use in Israel (among other reasons, due to the allocation of a large number of frequencies for security purposes), by limiting the number of licenses granted for the use of frequencies, and providing incentives for efficient use of frequencies.

The Telegraph Ordinance regulates the use of the electromagnetic spectrum, and applies, inter alia, to the Company’s use of radio frequencies as part of its infrastructure. The set-up and operation of a system that uses radio frequencies is subject, under the Telegraph Ordinance, to grant of a license, and the use of radio frequencies is subject to the designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for the designation and allocation of frequencies.

On March 22, 2018, the Economic Arrangements Bill (Amendments for Implementation of the Economic Policy for the 2019 Fiscal Year) 2018, was published, which includes, inter alia, an amendment to the Wireless Telegraph Ordinance. The amendment regulates a series of powers (some of which already exist in legislation or secondary legislation) with regard to wireless devices or base stations that are subject to the Ordinance and licensing, inter alia, the power to grant licenses, power to determine that import and production of devices that comply with the conditions prescribed will not be subject to a license, but rather confirmation of conformity in a short track, powers to exempt from application of the Order, and power to apply the provisions of the Ordinance to devices for transmission of communication signals by electric wire. The powers of the frequencies committee and the supreme frequencies committee, and administrative enforcement are also regulated in the amendment (financial sanctions).

2.16.10	Setting up communications facilities

2.16.10.1	General

The National Outline Plan for communications, NOP 36 (within the Green Line) and NOP 56 (in the Administered Territories), were designed to regulate the deployment and manner of set-up of communication facilities in a way that would ensure coverage for transmitting and receiving radio, television and wireless communications, while avoiding radiation hazards and minimizing the damage to the environment and the landscape, and also to simplify and increase the efficiency of the processes involved in setting up the facilities.

The classification of the facilities according to their technical variables and physical dimensions, which affect the determination of safety ranges for protection against the effects of radiation and the extent to which they protrude on the landscape, determine which facilities will be included in Part A of the NOP 36 and which in Part B of the Plan.

The Company has erected and is erecting broadcasting facilities and wireless communication facilities for providing broadcasting services to its customers, and uses such communication facilities, mainly for providing services to areas that are not connected to the fixed-line communications infrastructure (remote areas or new towns).

2.16.10.2	NOP 36A

A.	Part A of NOP 36 deals with guidelines for erecting small and miniature broadcasting installations.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

B.	The Company has obtained building permits for most of the small broadcasting installations in accordance with NOP 36A. From time to time, a need arises to add broadcasting installations which require that building permits be obtained in accordance with NOP 36A.

C.	Given the exemption granted under the orders of the Planning and Construction Law and of the Communications Law, the Company believes that it is not obliged to obtain building permits for miniature broadcasting installations, which are “wireless access facilities” under those laws.

D.	In 2008, a draft amendment to NOP 36A (NOP 36/A/1) mainly dealing with changing the guidelines for the licensing of small and miniature broadcasting installations, including determination of different licensing tracks are defined (fast and standard) depending on the location and the public safety range of each installation, and indemnification arrangements for compensation claims under Section 197 of the Planning and Construction Law was submitted to the government. No decision has been made on the subject since then.

Adoption of the draft and making it binding may give rise to practical difficulties which could impede the Company’s ability to provide the public with some of the services it is required by law to provide.

2.16.10.3	NOP 36B

Part B of NOP 36 contains guidelines for setting up large broadcasting facilities. In the January 2008 draft plan (which was presented to the government for approval in August 2010, but is yet to be approved), the definition of a large broadcasting facility was changed so that the licensing of broadcasting facilities which prior to the proposed amendment were classified as large, would be according to NOP 36/A/1 (if and when approved), which does not include transition provisions for an abridged licensing proceeding. The change in definition for small and large broadcasting facilities may give rise to practical difficulties which could impede the Company’s ability to provide the public with the services it is required by law to provide.

The January 2008 draft contains a transition provision which is expected to allow grant of a license for existing broadcasting installations even if they do not meet the requirements of NOP 36B, subject to certain terms and restrictions, provided that they are in compliance with the safety restrictions described in the Plan. The January 2008 draft also proposed to include a provision requiring the license applicant (including for existing sites) to provide the local committee with a deed of indemnity for compensation under Section 197 of the Planning and Construction Law, if a court rules against the committee.

NOP 36B has not yet been approved by the government and there is no certainty as to the final text that will be approved, if at all.

The Companies assessments concerning the effect of the amendments to NOP 36 (Parts A and B) on the Company’s operations and performance are forward-looking information. These assessments may not materialize, or they may materialize significantly differently than foreseen, in part depending on the final text of the relevant NOP. As mentioned above, at this stage, before publication of the final text of the NOP, the Company is unable to estimate the full impact of the amendments on the Company.

2.16.10.4	NOP 56 – Communications facilities in the Administered Territories

NOP 56 came into force in June 2008, and regulates the manner of erection and licensing of communications facilities in the Administered Territories. The Plan contains transition provisions for facilities erected with a permit for small installations.

The Plan also includes a requirement for production of a communications license and receipt of the consent of the Commissioner of Government Property at the Civil Administration.

The Company has organized the licensing for 71 installations in the Administered Territories (few other sites have not been organized). Moreover, in November 2016, the Company received a notice from the Civil Administration (Communications Staff Officer) that it must also organize the licensing of the facilities on the customer’s premises (as opposed to the foregoing facilities in the Company’s possession). The Company estimates that there are dozens of sites and it has started organizing the licensing according to the requirements of the Communications Staff Officer.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.16.10.5	With regard to the radiation permits for the communications and broadcasting facilities, see Section 2.15.

2.16.10.6	Exemption from a permit to add antennas to existing lawful broadcasting facilities

The addition of an antenna to an existing, lawful broadcasting facility is exempt from a permit, subject to meeting a combination of conditions and exclusions, which are set out in the Planning and Building (Exempt from a Permit) Regulations. The Company is taking the required steps to add antennas to its broadcasting facilities according to the mechanism set out in these regulations.

2.16.11	Consumer legislation

For information about the structural separation obligation applicable to the Company, see Section 1.7.4.5.

2.17	Material Agreements

The following is a brief description of substantial agreements outside the normal course of the Company’s business, which were signed in the reporting period and/or which are in force.

2.17.1	For the Deeds of Trust of the debentures (Series 6, 7, 9 and 10) issued by the Company, see Note 15 to the 2018 financial statements and section 4 of the Directors Report.

2.17.2	Real estate

2.17.2.1	Asset transfer agreement between the Company and the State, January 31, 1984

An agreement between the State and the Company, under which the Company was granted the State’s rights in assets which the Ministry of Communications used for providing telecommunication services, and the Company assumes the rights of the State in those assets and for the obligations and liabilities relating to those rights immediately prior to implementation of the agreement. Moreover, under this agreement, the State’s rights, powers, obligations and duties, as well as the contracts and transactions that were in force for telecommunication services immediately prior to application of the agreement, were transferred to the Company.

2.17.2.2	Settlement agreement dated May 15, 2003 between the Company and the State and Israel Lands Administration, in the matter of rights relating to real estate See Section 2.7.4.3.

2.17.2.3	Agreement between the Company and the Postal Authority dated June 30, 2004

An agreement between the Company and the Postal Authority to define and regulate the rights of the Company and the Postal Authority in their joint assets. The agreement listed the joint assets and defined the part of each party in them. It was determined that each of the parties shall have exclusive rights in its parts, except for the matter of rights in common property, building rights or rights for which there is an explicit other determination. The agreement determines, among other things, a mechanism of right of refusal if a party wishes to make a sale transaction and a priority right for a rental transaction. For a number of additional properties, the party with exclusive rights in them, in whole, will be one named party.

2.17.2.4	For the agreement between the Company and Naimi Towers Ltd. for the sale of the property in Sakia, see Section 2.7.4.4.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.17.3	Employment agreements

2.17.3.1	A comprehensive pension agreement dated September 21, 1989, between the Company, the Histadrut and the joint representation of workers committees, and Makefet Fund – Center for Pension and Compensation Cooperative Association Ltd, provides a full and autonomous arrangement in everything relating to the pension insurance of Company employees. The agreement applies to all transferred employees (who were transferred from the Ministry of Communications to the Company), all of the members of the cumulative pension fund who were employed by the Company on the date of execution of the pension agreement, and all permanent and temporary Company employees, with the exception of special employee groups (students, employees under personal contracts or employees working according to another alternative arrangement).

2.17.3.2	Special collective agreement for early retirement dated November 23, 1997, as amended and extended on September 4, 2000, March 18, 2004, April 17, 2005 and June 28, 2005, between the Company, the Histadrut and the Union.

A collective agreement for early retirement of employees in a pension track and an increased compensation track, under which Company employees retired in the past. The renewed collective agreement of December 2006 noted in Section 2.17.3.6 is based, inter alia, on this agreement. For information on this matter and the matter of early retirement, also see Note 18 to the 2018 financial statements.

2.17.3.3	Agreement to affirm rights dated September 4, 2000 between the Company, the Histadrut and the Union.

A special collective agreement relating, inter alia, to affirmation of the rights of the transferred employees (who were transferred from the Ministry of Communications to the Company). This agreement affirms the rights of the transferred employees to any pension right to which they were entitled by power of being former civil servants, under the Company’s pension agreement adopted by the Company as part of its pension agreement. Under this agreement, these rights become “personal rights” which cannot be canceled except by a waiver of personal rights under law (in other words, by personal waiver by the employee himself or herself).

2.17.3.4	Generation 2000 agreement dated January 11, 2001 between the Company, the Histadrut and the Union

Following an amendment in July 2000 to the Hiring of Workers by Human Resource Contractors (Amendment) Law, 2000, a special collective bargaining agreement was signed on January 11, 2001 for hiring new employees and stipulating the terms of their salaries. The agreement applies to new employees and employees who were previously employed at the Company through human resource companies, in positions listed in the appendix to the agreement (customer service representatives at call centers, typists, warehouse employees, secretaries, mail sorters and distributors, porters, drivers, forklift operators and others). Under the special collective agreement of December 2006 (see Section 2.17.3.6), it was agreed that the “Generation 2000” agreement would not apply to employees hired by the Company after July 1, 2006. It was also agreed to insert minor amendments into the terms of employment of workers hired under the Generation 2000 agreement.

2.17.3.5	Agreements with alternative entities that replaced the Makefet Fund in everything relating to early retirement arrangements of Company employees

As of 2005, the early retirement arrangements of the Company’s employees is implemented through alternative entities in place of Makefet Fund.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

On April 24, 2014, the Company and Menora Mivtachim Insurance Ltd. (“Menora”) signed an agreement regulating pension payments for the early retirement of Company employees and provision for the payment of old-age and survivors’ pensions to employees who retire from the Company under the special collective retirement agreement signed by the Company, the Union and the Histadrut on February 12, 2014. The Commissioner of Insurance approved the policy and it entered into force on March 31, 2016. Accordingly, as of May 1, 2016, Menora issued policies for retiring employees, and payment of the annuities and related payments is made on the basis of these policies. The agreement period (after extension) is until the end of 2019.

2.17.3.6	For the special collective agreement of December 2006 and its amendment, see Section 2.9.4.

2.18	Legal proceedings

The Company’s reporting policy is based on considerations of quality and of amount. The Company decided that the bar of amount materiality would be events affecting the Company’s net profit by 5% or more according to its latest annual consolidated financial statements, net of the effects of events not during the regular course of business that have a non-recurring effect on the Company’s results, such as impairments of assets, cancellation of tax assets, provisions for employee retirement, capital gains, etc., according to the latest consolidated annual reports of the Company. Accordingly, in the absence of relevant qualitative considerations, this section describes legal proceedings involving NIS 65 million or more35 before tax (approximately NIS 50 million of the net profit), and legal proceedings in which the amount claimed is not stated in the statement of claim, except in the case of a claim which prima facie does not reach the above amount bar (and all unless the Company believes the claim has other aspects and/or implications beyond its monetary amount). In regard to class actions, it is noted that submission of class actions in Israel does not involve payment of a free deriving from the amount of the claim. Accordingly, the amount of a claim in claims of this type may be significantly higher than the scope of true exposure for those claims.

[35]	For reviewing claim amounts vis-à-vis this bar, the amounts were linked to the CPI. The amounts noted in this section are the original amounts (without linkage differentials). On the matter of the bar, where similar proceedings take place against a number of companies in the Group, the amount of the claim might be reviewed cumulatively in respect of all the proceedings together. In addition, it is clarified that if certain proceedings relate largely to the same legal or factual issues, or it is known that such issues are reviewed or considered together, then for setting the bar of quantitative materiality as noted in these sections, the amount involved was examined in all those proceedings together.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.18.1	Pending proceedings

	Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS millions)
A.	January 2015	Shareholder v. the Company and Company officers	District Court (Tel Aviv, Economic Department)	Motion to certify a class action

Claim for compensation of shareholders for losses, which according to the claim, sustained due to “the Company failing to submit reports to the TASE and concealing material information from the investor public”, regarding two significant issues: “lowering the interconnect fees” and “reform of the wholesale market”.

On August 27, 2018, the Economics Department of the Tel Aviv District Court issued a ruling certifying the action as a class action (“the Certification Decision”). Regarding the cause in the wholesale market reform, the class action group was defined as anyone who purchased Bezeq’s shares starting on June 9, 2013 and held all or some of the shares until the filing of the class action lawsuit In this matter, the Court held that the plaintiff proved the existence of alleged damage, by virtue of the fact that during the period of disclosure, Bezeq’s stock price fell by 10%, but the actual damage will be calculated during the hearing of the main case. With respect to the cause of the lowering of the interconnect fees, the class action group was defined as anyone who purchased Bezeq’s shares from February 28, 2013 and held them up to May 29, 2014. In this regard, the Court ruled that no impairment was recorded that could be attributed to the discovery of the alleged misleading information, but the plaintiff should be allowed to prove that during the hearing of the main case.

On October 28, 2018, the Company and the senior officers who are being sued, filed a motion in the Economics Department in the Tel Aviv District Court for a re-hearing on the Certification Decision. In the motion for a re-hearing before a panel of three judges, the court is moved to cancel the Certification Decision and to dismiss the motion to certify a class action. Notably, in accordance with the motion filed by the Company and the senior officers who are being sued, the court ruled to stay the proceedings in the class action until a decision has been made on the motion for a re-hearing.

Approximately NIS 2 billion (based on the Shortage of Money method) and, alternatively, approximately NIS 1.1 billion (according to the Approximate Shortage of Money) method.

B.	March 2015	Shareholder	District Court (Tel Aviv, Economic Department)	Motion to certify a derivative claim together with a statement of derivative claim.

The claim was fined against the Company, Mr. Shaul Elovitch, the controlling shareholder (indirectly) of the Company and Chairman of its Board of Directors, and Company directors on the relevant dates who voted for the Company’s transaction under the application, as set out below (“the Respondents”).

According to the allegations in the application, the Company decided, through the Respondents, to enter into a transaction to purchase all the holdings and shareholders loans of Eurocom DBS (a company indirectly controlled by the Company’s controlling shareholder) in DBS in return for NIS 680 million in cash and contingent considerations of up to NIS 370 million.

The plaintiff claims that the consideration which is expected to be paid for the transaction is exorbitant and the decisions of the Respondents to enter into the transaction caused the Company great damage after they were in breach of their duty of care and fiduciary duties towards the Company and were negligent in their positions. The plaintiff also alleged that the Company’s controlling shareholder violated his duty of fairness and that the Company was in breach of its duty of disclosure and reporting regarding the commitment of the trustee of Eurocom DBS’ holdings in DBS to sell the holdings as from the end of March 2015.

502

Chapter A (Description of Company Operations) of the Periodic Report for 2018

	Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS millions)

In view of the foregoing, the plaintiff requests that the court approve filing of a derivative claim on behalf of the Company against the Respondents for the damage allegedly incurred by the Company as a result of the Respondent’s decisions with respect to the transaction of NIS 502 million.

On March 7, 2017, the court approved submission of a revised motion by the plaintiff that includes further claims relating, inter alia, to the independence of the parties advising the Company, alleged faults in the work of the Audit Committee, Board of Directors and general meeting, and alleged faults stemming from representation of Eurocom by entities serving as directors in the Company.

In view of the Israel Securities Authority investigation, inter alia, in connection with the agreement which is the subject of this claim (see Section 1.1.5) and the ISA’s position that this move should be delayed, the court decided upon a stay of proceedings in this case, at this stage, until December 31, 2018. On December 31, 2018, a notice was filed on behalf of the ISA requesting a further extension of 90 days.

For the decision from October 24, 2017, concerning the striking out of three motions to disclose documents prior to filing a motion to certify a derivative claim given that these motions raise factual and legal questions that, in principle, are similar to the questions raised in this motion as well as then application for instructions filed by the Company on January 21, 2018 regarding managing this move together with another motion to disclose documents prior to filing a motion to certify a derivative claim that was filed in December 2017, see subsection I.

C.	November 2015 and March 2018	Customer v. the Company	Central District Court	Two claims together with motions to certify class actions

Motion dated November 2015 - It was alleged that the Company abused its monopoly position, inter alia, by “preventing and blocking competition in general and effective competition in the Israeli communications market” and acted to delay and thwart the wholesale market reform, thereby causing damage to the Israeli public and earning unreasonable profits only as a result of abusing its power as a monopoly. According to the plaintiffs’ allegations, the damage caused by the Company to the communication market in Israel is expressed by the Company’s excessive and unreasonable profits and they seek to claim damages of NIS 800 million, which they allege is based on 10% of the Company’s surplus operating income stemming from abuse of its monopolistic power. Accordingly, the plaintiffs set the amount of the claim at NIS 556 million, after the amount was reduced in another action (an application for certification of a class action dated August 2015, which is described in section 2.18.2A above, for NIS 244 million for claimed abuse of monopolistic power and refers to the Competition Commissioner’s decision).

In December 2017, the court approved inclusion in the case an immediate report published by the Company on October 22, 2017, in which the Company reported on a final oversight report issued by the Ministry of Communications concerning implementation of the wholesale telephony service and notice of the Ministry’s intention to impose a financial sanction in this matter. In December 2018, the Ministry of Communications imposed a financial sanction of NIS 11 million on the Company (on these matters, see Section 2.16.4.5).

Motion 556 dated November 2015 and Motion 258 dated March 2018

Chapter A (Description of Company Operations) of the Periodic Report for 2018

	Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS millions)

On March 3, 2019, the Company informed the court that in the light of the expected changes to the judicial panel if the petition for approval is accepted, it agrees to the court’s proposal to approve the motion to treat the claim as a class action without a reasoned decision being handed down in this case by the court, while reserving all its arguments for the actual claim. It should be noted that in that notice, the Company updated the court that on February 25, 2019 it filed an administrative petition against the foregoing decision of the Director General of the Ministry of Communications of December 2018. Subsequently, on March 5, 2019, the court accepted the motion to treat the claim as a class action and clarified that all arguments of the parties are reserved for hearing of the actual claim and that the evidence and investigations that were heard as part of the motion to certify will be part of the evidence in the class action.

Motion of March 2018 - a similar motion to that of November 2015 that was filed by the same plaintiffs also alleging that the Company abused its monopoly position, inter alia, by preventing competition in the communications market, thereby causing damage to the Israeli public and earning unreasonable profits as a result of abusing its power as a monopoly. While the relief and damage claimed in the November 2015 motion related to the period up to the date of filing that motion, in this motion the relief and damage claimed relate to a period from the date of filing the November 2015 motion through to the end of 2017, in view of the plaintiffs’ allegation that the Company did not cease the actions alleged against it in the previous motion and in view of the allegation added to the tort, in addition to exploitation of the strength of the Company, “acts of corruption and unlawful activities for proscribed purposes of the Director General of the Ministry of Communications”. According to the plaintiffs, the damage caused by the Company to the telecommunications market in Israel is reflected in the excess and unreasonable profitability of the Company. The claimed damage of NIS 258 million, in this motion is also based on 10% of the Company’s surplus operating profit, arising from abuse of its monopolistic strength (in addition to the damages claimed in the previous motion). On May 31, 2018, the Company filed a motion for stay of proceedings in view of ISA’s investigation (see Section 1.1.5). The stay motion is still under discussion.

D.	June 2016	Customers v. the Company, Bezeq International and other ISPs	Central District Court	Claim and motion to certify a class action

Consolidated motion to certify a class action (filed in June 2016 further to consolidation of several similar motions). It is alleged against the Company that it is intentionally limiting the browsing speed defined for the ISPs and refraining from repairing malfunctions on the matter. Against the ISPs (including Bezeq International) it is alleged that they are misleading their customers regarding the internet browsing speed by selling them packages at a speed that they are unable to provide. In March 2019, the parties filed an agreed motion in the court to abandon the motion against the Company.

Cannot be estimated.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

	Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS millions)
E.	August 2016 and December 2016	Customer v. the Company	District Court of Tel Aviv and the Central District	Two claims together with motions to certify class actions

Two motions claiming that the Company charges a monthly payment of NIS 5.93 for “support and/or liability” as part of using its internet infrastructure, unlawfully and without consent.

Due to the similarity between the motions, the motion was transferred from the Central District Court to the Tel Aviv District Court and a motion was filed to strike out one of the actions.

On March 26, 2017, the court resolved to strike out the later motion (motion of December 2016 for NIS 160 million). On October 10, 2018, the appeal against the decision filed by the plaintiff in a later motion after the appellant withdrew the motion, was dismissed.

* Claim for an unknown amount.
F.	February 2017	Customer v. the Company	Central District Court	Motion to certify a class action	A motion alleging that the Company collects payment form some of its customers for an anti-virus service, while in practice it does not provide them with such service, and that it starts charging for provision of the service from signing of the agreement with the customers and not from actual provision of the service. Accordingly, the Applicant requests requiring the Company to compensate its customers that purchased the service and did not actually receive it for the damages incurred by them, including refunding of amounts collected for the service.	* There is no accurate estimation, estimated at NIS tens of millions.

G.	April 2017 and May 2017	Customers against the Company (motion of April 2017 also against the subsidiary Walla! Communications Ltd., Yad2 and an advertising company owned by Walla)	Tel Aviv District Court	Two motions for certification as class actions

The motion pertains to the Company’s B144 service, which enables businesses to advertise on the Internet (the “Service”). According to the petitioner, the Respondents charged subscribers to the Service unlawful charges

On January 25, 2018, the court resolved, further to motions filed by the Company and other respondents, to dismiss the first motion in limine on grounds that the application does not meet the criteria set out in the Class Actions Law, the existence of flaws in the motion, and in view of the existence of the second motion which is similar to the first (on July 19, 2018, the Supreme Court dismissed the appeal filed against this resolution in view of the fact that no guarantee was deposited).

The second motion will continue to be heard in court.

* The amount of the claim cannot be estimated.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

	Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS millions)
H.	June 2017

Shareholders of the Company

against the Company, Chairman of the Company’s Board of Directors, members of the Company’s Board of Directors, and companies in the Eurocom Group (the first motion against the CEO of the Company and the CEO and CFO of DBS as well).

			At the Tel Aviv District Court (Economic Department)	Two motions to certify class actions

The subject of the motions is a transaction from 2015 in which the Company acquired from Eurocom DBS (a company controlled by the Company’s controlling shareholders) the balance of DBS shares that it held (in this section: “the Transaction”):

The first motion was filed in the name of anyone who acquired Company shares between February 11, 2015 and June 19, 2017 (excluding the respondents and/or those acting on their behalf and/or connected with them). In the motion it is argued that the report concerning the Transaction was misleading and/or deficient, and on account of which due to the opening of a public investigation into the Transaction by the ISA the public has become aware of details concerning the Transaction and its implementation, which led to a drop in the Company’s share price in the days following the disclosure and analysis of the new information. The Petitioner argues that the Respondents acted contrary to the provisions of the Securities Law and contrary to the provisions of additional laws, and caused holders of the Company’s securities heavy financial losses, amounting to millions of shekels if not more.

The second motion was filed in the name of three sub-classes - anyone who acquired (1) shares of the Company, (2) shares of B Communications Ltd, and (3) shares of Internet Gold - Golden Lines Ltd. on the Tel Aviv Stock Exchange between May 21, 2015 and June 19, 2017. The petitioner argues that the public that invested in the aforementioned shares was seriously misled, which was uncovered following the opening of a public investigation into the Transaction by the ISA on June 20, 2017, whereby the increase in the cash flow of DBS as reported in the Company’s financial statements was artificially inflated, according to their claim, thereby misleading reasonable investors who based themselves on DBS cash flow data to estimate its worth, which led to over-valuation of the above companies. The Petitioner also claims additional damage caused to the groups of shareholders in B Communications and Internet Gold.

In accordance with a procedural arrangement approved earlier by the court, the petitioners agreed in the aforementioned motions to administer the motions jointly and they will file a consolidated motion.

Pursuant to the Attorney General’s request to extend the stay of proceedings in view of the investigation (see Section 1.1.5), on May 2, 2018, the court approved a further stay of proceedings of four months. On January 16, 2019, the court approved the Attorney General’s request that the court should permit him to make a further update within 90 days with respect to further conducting of the proceedings due to the investigation being conducted.

1,240 in the first motion and 568 in the second motion

Chapter A (Description of Company Operations) of the Periodic Report for 2018

	Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS millions)
I.	June-August 2017 and a motion from December 2017	Company shareholders against the Company and DBS (not including two motions that were filed only against the Company)	Tel Aviv District Court	Various motions to disclose documents prior to filing a motion to certify a derivative claim under Section 198A of the Companies Law filed further to the ISA investigation

(a) In some of the motions, the court was moved to instruct the Company (and DBS, as applicable) to submit to the Petitioners certain documents in connection with an interested party transaction between DBS and Spacecom from 2013, as amended early in 2017 (in this section: “DBS - Spacecom Transaction”).[36] On April 15, 2018, the court resolved to consolidate the four motions that were filed on this matter. Subsequently, on June 24, 2018, the plaintiffs filed a consolidated and amended motion. Notably, on August 16, 2018, the motion for permission to appeal the decision on consolidation that was filed by one of the applicants in which the court was asked to cancel the consolidation decision and instruct that the other motions should be struck out, was dismissed. Additionally, further to the motions of the Securities Authority in view of the investigation, at this stage the proceeding was stayed until April 1, 2019.

(b) In an additional motion, the court was moved to instruct the Company and DBS to submit to the Petitioner documents and information also in connection with the agreement for the Company’s purchase of DBS and in connection with the DBS - Spacecom Transaction. In this motion, the Petitioner wishes to explore the filing of a motion to certify a derivative claim against officers in the Company and DBS who were in breach of their fiduciary duty against the Company in these transactions, according to the Petitioner, where the relief requested is to return all the benefits they received for the positions they held in the Company or DBS (salary, bonuses, management fees, etc.). The court consolidated the preliminary hearing in this case with the preliminary hearing on the motions to disclose documents prior to filing the motion for certification of a derivative claim, detailed in subsection (B) above.

Pursuant to the court’s decisions from April 15, 2018 and April 24, 2018, the motion was struck out in view of the similarity with other existing motions on the same matter (motion to certify a derivative claim from March 2015, described in Section 2.18.1B and four motions that were consolidated as detailed above with respect to Subsection (b))

(c) Motion from December 2017 - the motion to instruct the Company to disclose various documents to the plaintiff with respect to advance payments on account of the second contingent consideration in the YES transaction, with regard to which impaired judgment is alleged in the actual decision to pay advances and in advance payments without receiving any collateral. Pursuant to the Company’s motion dated January 21, 2018 to dismiss one of the two motions, either this one or the motion to certify a derivative claim set out in Subsection b dealing with issues that frequently overlap. On April 17, 2018, the motion was struck out with the petitioner’s agreement.

[36]	It is noted that on July 23, 2017, a motion to certify a class action of NIS 37 million was filed in the Tel Aviv District Court (Economic Division) against Spacecom, its controlling shareholders and officers and against the Company’s CEO and secretary on the relevant dates of the claim in connection with the DBS-Spacecom Transaction.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

	Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS millions)
J.	December 2017

Action originally filed in the name of holders of B Communications securities against B Communications and its officers. Under a revised claim, inter alia, DBS and officers (past and present) of DBS and the Company were added for the first time to the list of respondents. The Company was not added to the proceeding.

			Court in New York State, USA	Motion to certify a class action

The motion alleges false and misleading declarations made by the respondents concerning the transaction in 2015 in which the Company acquired from Eurocom DBS the balance of DBS shares it held, including in connection with the second contingent consideration paid by the Company in accordance with the terms of the transaction.

According to the respondents, they were made aware of this matter after the opening of the public investigation by the Israel Securities Authority and the price of B Communications securities dropped significantly from that date until September 7, 2017.

Accordingly, the plaintiffs have petitioned the court to order the respondents to compensate the class members for the damages caused to them as a result of the above.

In July 2018, the respondents filed motions to dismiss the motion and the claim in limine. As far as the Company is aware, the motion to dismiss in limine that was filed by B Communications, was partially accepted on September 27, 2018, after the court held that the arguments relating to reports on the statements about the control and reporting mechanisms and the ethical code of B Communications do not establish grounds for a claim. The court refrained from dismissing outright the grounds pertaining to reports about the special Board of Directors Committee and those relating to the consolidated cash flow of B Communications. The court also dismissed B Communications’ motion to stay the proceedings in view of the Investigation. To the best of the Company’s knowledge, decision have yet to be handed in the motions to dismiss in limine filed by officers (past and present) in the Company and DBS and by DBS.

*
K.	February 2018

Company shareholders against the Company as a formal respondent and against Company directors at the relevant times to the motion and against the controlling shareholders (indirectly) of the Company at the relevant times to the motion, Mr. Shaul Elovitch and Mr. Yosef Elovitch (“the Respondents”).

			Tel Aviv District Court - Economic Department	Motion to certify a derivative claim

According to the allegations in the motion, it concerns the Company’s execution of an assessment agreement with the Tax Authority which was signed on September 15, 2016 (“the Assessment Agreement”), whereby the Company paid the Tax Authority NIS 462 million in tax for financing revenue from loans to DBS, whereas on the other hand, it was agreed that DBS’ losses in respect of financing expenses for the Company’s shareholder loans to DBS would be fully recognized for the Company after the merger between the Company and DBS.

The plaintiffs claim that as a result of execution of the Assessment Agreement, the Company paid an aggregate of NIS 660 million, of which NIS 462 million was paid to the Tax Authority and NIS 198 was paid to the controlling shareholders as a contingent consideration (“the Contingent Consideration”), which was set out in an agreement for acquisition of all the holdings and shareholder loans of Eurocom DBS (“the DBS Transaction”).

According to the plaintiffs, the Company’s execution of the Assessment Agreement constituted an exceptional transaction of a public company in which the controlling shareholder has a personal interest, and it was unlawfully executed, since it was contrary to the Company’s interests and because the approvals required by law to enter into the transaction were not obtained.

65 minimum 219 maximum

Chapter A (Description of Company Operations) of the Periodic Report for 2018

	Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS millions)

According to the plaintiffs, the damage incurred by the Company as a result of execution of the Assessment Agreement ranges between a minimum of NIS 65 million (if the Company will be permitted to offset DBS’ losses with respect to financing expenses) and a maximum of NIS 219 million (if the Company will not be permitted to offset all of DBS’ loses for financing expenses). The alleged damage is estimated by comparing the payments which the Company was charged (the tax liability and Contingent Consideration) and the tax asset created for it in the Assessment Agreement, to the payments it would have been liable for and the tax asset that would have been created for it had it entered into a settlement agreement with the tax authorities proposed by the tax authorities on the date of approval of the DBS Transaction.

The plaintiffs claim that the respondents who are directors violated, inter alia, their duty of caution and fiduciary obligations (and with respect to the respondents who are controlling shareholders of the Company, also their duty of fairness), and accordingly the plaintiffs request that the court approve filing of a derivative claim in the Company’s name against the respondents, and to require them to compensate the Company for the damage allegedly suffered by it as a result of breach of their obligations towards the Company.

At the request of the ISA, the process was stayed until August 20, 2018 in view of the investigation. On August 21, 2018, the Securities Authority requested that the court should receive a further update by December 31, 2018, with respect to the possibility of advancing the process. On December 31, 2018, the ISA filed a motion to extend the stay period until April 1, 2019.

L.	April 2018	Customers against the Company	Tel Aviv District Court	Motion to certify a class action (“the Present Motion”)

The motion alleges that the Company is in breach of the prohibition prescribed in the Communications Law on sending advertisements (“spam”), in part by means of text messages to customers who contact it, which include a link to Bezeq’s website. The amount of the class action consists of monetary loss (estimate of the loss for time wasted in dealing with the spam messages) and non-monetary loss due to mental anguish, causing a nuisance and so forth. Notably, a similar motion for the same matter (but for a later period) and in the amount of NIS 52 million was filed in March 2015 in the same court (“the Previous Motion”) and on January 9, 2018 it was certified as a class action. The Company filed a motion for leave to appeal the decision and it is scheduled for a court hearing, with a stay of implementation. The present motion for certification was filed in respect of text messages sent by the Company after the Previous Motion was filed. Concurrently with the filing of the present motion, the petitioners also filed a motion to consolidate the hearing on the current motion with that of the Previous Motion.

85

Chapter A (Description of Company Operations) of the Periodic Report for 2018

	Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS millions)
M.	June 2018	A shareholder against the Company, DBS, Mr. Shaul Elovitch and Mr. Or Elovitch	At the Tel Aviv District Court (Economic Department)	Motion to disclose and inspect documents under Section 198(a) of the Companies Law.	The court is asked to instruct the Company, DBS, the former controlling shareholder in the Company, Mr. Shaul Elovitch, and his son Mr. Or Elovitch (hereinafter together: “Messrs. Elovitch”), to submit to the petitioner, as a shareholder in the Company, various documents for the purpose of examining the possibility of filing a motion to certify a derivative claim on behalf of the Company. According to the petitioner, the controlling shareholder of Bezeq, B Com, and Messrs. Elovitch breached their duties of loyalty and fairness towards the Company in that the sale of 115 million Bezeq shares on February 2, 2016 by B Com while B Com and Messrs. Elovitch used inside information about the Company, and at a value significantly higher than the real value of the shares. The petitioner argues that this sale produced unlawful profits for B Com in the amount of NIS 313 million. The alleged inside information is that the financial statements of DBS and the Company supposedly did not reflect the Company’s de facto financial position, but rather a “free cash flow” that was allegedly inflated in order to increase the consideration in the transaction in which the Company acquired the shares of Eurocom Communications Ltd. in DBS (“Yes Transaction”). Notably, there is another motion pending against the Company to certify a derivative claim in connection with the Yes Transaction (see Section 2.18.1(B)), which is stayed due to the ISA’s investigation. In this current motion, the petitioner argues that despite the fact that its motion is based in part on the same factual background, it is different from the existing proceedings in this matter. In view of the Investigation, the proceeding was stayed, at this stage until April 1, 2019.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

Legal proceedings which ended during the Reporting Period or by the date of publication of the report

	Date of Filing of the Claim	Parties	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS millions)
A.	August 2015	Customer v. the Company	District Court (Tel Aviv)	Action and motion to certify a class action

It is argued that the Company abused it monopoly position to price its services in a manner that limits the ability of its rivals to offer fixed-line telephony services at competitive prices. The motion to certify is based to a large extent on a ruling (“the Ruling”) by the Competition Authority dated November 2014 that the Company abused its monopoly position.

On January 10, 2019, a judgment was handed down by the Tel Aviv-Jaffa District Court approving an agreed request of the parties to withdraw from the motion to certify a class action after an appeal filed by the Company with the Competition Tribunal was accepted and essentially annulled the decision of the Competition Commissioner, on the basis of which the motion to certify a class action was filed (see Section 2.16.8.6).

244
B.	September 2016	Cellcom and Partner	Tel Aviv District Court	Opening order for declarative relief and orders for mandamus against the Company	In the context of the action, the court is asked, inter alia: (1) to declare that the Company is obligated to market those ISPs who are among the Plaintiffs as part of the joint bundles marketed by the Company (“Reverse Bundle”) in an equal manner and in accordance with the Ministry’s instructions, and to instruct the Company to do so. 2) To declare that the obligations imposed on the Company with respect to the supply of managed wholesale broadband access include an obligation to install and connect customers of 013 Netvision and 012 Smile to the Company’s infrastructure up to the first socket in their home, and to instruct the Company to do so. (3) To declare that the Company is obligated to allow the Applicants and/or any one of them to use the passive infrastructure that it owns and to instruct the Company to do so. On February 18, 2019, the court approved striking out of the motion pursuant to the settlement agreement signed between the parties on January 31, 2019 in which each party reserved their allegations.	*

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.18.2	Legal proceedings against an investee which is not a key operating segment (Walla)

	Date of Filing of the Claim	Parties	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS millions)

A.	May 2018	Walla website visitors against Walla	Tel Aviv District Court	Motion to certify a class action	It alleges that on its website, Walla publishes “advertising-related articles” without due disclosure of the fact that they contain marketing content, and that the publication of marketing content without proper disclosure, as alleged, is, among other things, a breach of the provisions of the Consumer Protection Law, violation of the Rules of Journalism Ethics, a tort and unjust enrichment.	60
B.	December 2018	Site visitors to the respondents’ websites against Walla and four other respondents	Central District Court	Motion to certify a class action

It is alleged that Walla and two of the other defendants published advertisements on their websites and applications for the marketing, sale and distribution of smoking and tobacco products, including electronic smoking products, which are allegedly manufactured and distributed by two other defendants. The petitioners’ main argument in the claim is that such advertisements are prohibited by law in general, and, specifically, when targeted to minors. The petitioners further claim that use of certain advertising and marketing means is prohibited, and this constitutes, inter alia, a violation of the provisions of the Restriction on Advertising and Marketing of Tobacco Products Law, the Consumer Protection Law, the Consumer Protection Regulations (Advertisements and Marketing Methods Targeted at Minors), breach of statutory duty, violation of personal autonomy, negligence, breach of the duty of good faith and unjust enrichment

300 (Against all 5 respondents)
C.	December 2018	Walla website visitors against Walla	Tel Aviv District Court	Motion to certify a class action

It is alleged that Walla biased press coverage on its website in favor of the Prime Minister, allegedly in exchange for excessive regulatory benefits granted to its controlling shareholder - the Company, and its (former) controlling shareholder. The petitioner alleges that the members of the class suffered non-monetary damage in the form of a violation of autonomy, and also demands restitution of Walla’s alleged unjust “enrichment.” As stated in the motion, the amount of the class action is unknown.

*
D.	March 2019	Site visitors to the respondents’ websites against Walla and eight other respondents	Tel Aviv District Court	Motion to certify a class action

It was alleged that Walla and other defendants publish “advertising-related articles” on their websites, their applications and the social media without due disclosure of the fact that they contain marketing content, and that the publication of marketing content without proper disclosure, as alleged, is, among other things, a breach of the provisions of the Consumer Protection Law, violation of the Rules of Journalism Ethics, a tort, breach of the duty of good faith and unjust enrichment. The plaintiffs also refer to the motion to certify a class action on a similar subject (section A above) and indicate that they wish to add further layers to the motion to certify.

The motion allegedly indicates a conservative estimate of damages of NIS 300 per Walla website consumer. The motion does not stipulate the precise amount of the claim for all members of the class, but a conservative overall damage estimate, as alleged, of at least tens and even hundreds of millions of NIS.

*

*	The amount of the claim was not indicated or it is a non-monetary claim

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.19	Business Goals and Strategies

2.19.1	Forward-looking information

The following review of Company strategy includes forward-looking information as defined in the Securities Law, and involves assessments about future developments in the economy in general relating to customer behavior and needs, the pace of adoption of new services, technological changes, regulatory policy, marketing strategies of competitors, and the effectiveness of the marketing strategy of the Company.

The Company’s strategy and the business objectives stemming from it are based on internal research, secondary sources of information, and primarily – the reports of research companies, publications about the activities undertaken by similar communications operators in Israel and around the world, and the work of consultants who assist the Company.

Nevertheless, it is far from certain that the strategy and the main activities described here will actually be implemented or implemented in the way described. The circumstances that could lead to non-implementation of the strategy or even its failure, lie in the general condition of the economy, frequent technological changes, regulatory constraints, the formation of a sustainable business model for new services that the Company intends to provide, and a superior marketing strategy by competitors. In addition, a change in composition of the Company’s Board of Directors or ownership of the Company could result in a change in its strategy and its business objectives.

2.19.2	Strategy summary and intentions for the future

2.19.2.1	Vision and purpose

The Company’s goal is to be the leading communications company in Israel that provides a wide range of communications services and solutions to private and business customers.

The Company takes measures to maintain its competitive position and continue being the customer’s first choice in telephony, Internet and telecommunications, and to this end, has set several targets:

A.	Preservation of leader status in an environment of intensifying competition (leader in service and strengthening of perceived values – innovative products, reliability, proximity to the customer);

B.	Encouraging the recruitment of new customers and fidelity motivators among existing customers;

C.	Creation of new sources of income by launching new innovative services and products;

D.	Ongoing adaptation of the organization to the competitive and technological environment and operational excellence.

2.19.2.2	Means

To implement this strategy and attain these objectives, the Company uses a wide range of advanced communications networks that operate on an extensive nationwide array of infrastructures and enable provision of the most advanced communications services worldwide. The Company acts to upgrade and develop the communications networks that it operates, and constantly strives to expand and improve the range of products and services that it offers. The Company operates the broadest array of services among the communications companies in Israel, including technical and commercial centers, and a vast array of service and installation technicians.

2.19.3	Main projects – planned and in progress

With regard to the Company’s deployment of an optic network as close as possible to the customer’s premises, see Section 2.7.2.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.20	Risk Factors

The Israeli market in which the Company operates is essentially stable. Nevertheless, there are risk factors stemming from the macroeconomic environment, the unique characteristics of the industry in which the Company operators, and risk factors that are unique to the Company, as described in the following sub-sections:

2.20.1	Competition

The competition in the domestic fixed-line communications industry has recently intensified, both from other domestic carriers, first and foremost HOT (holder of a general license), and from cellular operators, and it strengthened significantly upon implementation of the wholesale market by communications groups and other communications operators (holders of a special or unified license) competing with the Company in selling end-to-end service packages based on the Company’s infrastructures at prices prescribed by the regulator and not as commercial terms determined in negotiations (see Sections 1.7.3 and 2.16.4). Over half a million customers have switched to receiving wholesale Internet services provided on the Company’s network, while the Company has no connection with such customers. There is also competition from potential infrastructure owners (see Section 2.6). This has led to the churn of some of the Company’s customers and lowering of prices for part of the Company’s services and to a rise in the costs of acquiring new customers and retaining existing ones. The entities competing with the Company at present or those that might compete with it in the future, benefit from greater business flexibility than the Company, including the ability to cooperate with subsidiaries and affiliates for marketing joint packages of services (see Sections 1.7.2 and 1.7.3). The ability of HOT to offer such packages (“Triple Play” and even more) with tariff flexibility compared with the restrictions that prevent the Company from doing the same, harms the Company’s ability to compete.

2.20.2	Government supervision and regulation

The Company is subject to government control and regulation relating, among other things, to the licensing of operations, setting permitted operating segments, setting tariffs, operation, competition, payment of royalties, providing universal service, holding its shares, relations between the Company and its subsidiaries and a ban on ceasing or limiting its services (which could oblige the Company to provide services even in circumstances which are not economically worthwhile), For details, see Section 2.16. This control and regulation result at times in government intervention that the Company believes impedes its business activities. As part of this, the Company is exposed to the imposition of various sanctions by the Ministry of Communications, including financial sanctions (see Section 1.7.4.6).

In addition, the Minister of Communications has the authority to change the terms of the Company’s license, get involved in existing tariffs and marketing offerings, and impose instructions on the Company. Significant changes in the regulatory principles applicable to communications as a whole and to the Company in particular, could oblige the Company to make changes in its strategic plans, and harm its ability to plan its business activities for the long term. For possible changes due to the wholesale market reform, see Section 2.16.4. For possible restrictions by virtue of the Concentration Law on the renewal of licenses and allocation of new licenses, see Section 1.7.4.7.

2.20.3	Tariff regulation

The Company’s tariffs for its main services, including interconnect fees and price for use of the Company’s infrastructure and network, are subject to government control and intervention. The Minister is authorized to intervene in existing tariffs and marketing offerings and impose instructions on the Company (see Section 2.16.1). On average, the Company’s controlled tariffs erode in real terms. Significant changes in controlled tariffs, if implemented, could have a materially adverse effect on the Company’s business and results. Regarding the uncertainty about the supervision mechanism of Company’s controlled tariffs and their revision, see Sections 2.16.1 and 2.16.4. Additionally, the restrictions applicable to the Company in marketing alternative payment bundles may make it difficult for the Company to provide an appropriate competitive solution to market changes and are materially manifested compared to those competing with the Company basis of its infrastructures in the sale of end-to-end service packages using wholesale BSA services supplied by the Company. Similarly if the approval and examination mechanism established by the Ministry of Communications with regard to reducing margins in the Company’s packages and tracks is implemented (see Section 2.16.4.2) In the context of the implementation of a wholesale market, the Ministry of Communications has the power to set the price for which the Company will sell its services to license holders. The low prices determined may impair the Company’s level of revenues and profits and its ability to recover its investment (for the wholesale market, see Section 2.16.4).

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.20.4	Labor relations

The Company’s implementation of human resources and organization plans (including retirement plans and restructuring), involves coordination with the workers and significant costs, including compensation for early retirement. The implementation processes of such plans are liable to cause unrest in labor relations and to be damaging to the Company regular activities. See also Sections 2.9.3, 2.9.6 and 2.17.3.

2.20.5	Restrictions on relations between the Company and companies in Bezeq Group

Structural separation - The Company’s general license obliges it to ensure that its relations with its main investees in the Group do not result in preferring them over their competitors. Separation is required between the managements of the Company and those companies, as is separation between the business, financial and marketing systems, assets and employees, which causes duplication and high administration overheads. In addition, the Company is limited in its ability to offer joint service bundles with those companies (see Section 1.7.2).

In this regard, it should be noted that the Company’s assets include a deferred tax asset of NIS 1.166 billion for carry-forward losses for tax purposes of DBS (“the Tax Asset”). Utilization of the Tax Asset is contingent on receiving Ministry of Communications approval to cancel the structural separation in the Company. The Company is working to obtain these approvals. Nevertheless, there is no certainty as to if and when the approvals will be received. Accordingly, there is a risk that the Company’s current assessment (as specified in Note 7 to the 2018 financial statements) will change and result in the writing off of all or part of the Tax Asset, recording of the loss and a decrease in the Company’s equity.

In view of entry of companies competing directly with the Company, that are based on the provision of service bundles to customers and the possibility, given the wholesale services, to offer customers end-to-end services, and in view of the Company’s assessment regarding utilization of DBS’ losses for tax purposes upon cancellation of the separation obligation and its merger with the Company as set out above, the effect of this risk factor surpassed the Company’s activity and results. Nevertheless, with regard to the possibility that the Group be granted a permit to provide unbundleable service bundles and cancel the structural separation in future, and other possible changes due to the wholesale market, see Sections 1.7.2 and 2.16.4.

2.20.6	Legal proceedings

The Company is a party to legal proceedings, including class actions, which could result in it being ordered to pay significant sums, most of which cannot be estimated, and therefore, no provisions have been made in the Company’s financial statements for most of them. In addition, the Company’s insurance policies are confined to defined cover limits and to certain causes, and might not cover claims for certain types of damages. In recent years, class actions against large commercial companies have become more numerous and severe. By their very nature, class actions may reach substantial amounts. In addition, since the Company provides communications infrastructures as well as billing services to other licensees, parties suing those licensees in other class actions are also likely to try to involve the Company as a party to such proceedings. For a description of legal proceedings, see Section 2.18.

2.20.7	Exposure to changes in exchange, inflation and interest rates

The Company measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities, based on the type of linkage. The Company’s exposure to changes in currency exchange rates against the shekel is low. The Company’s exposure to inflation rates is high, and therefore the Company takes steps to cover part of the inflation exposure. In addition, the Company has exposure to changes in the interest rates in relation to its borrowings. In this regard, see also Note 31 to the 2018 financial statements.

2.20.8	Electromagnetic radiation and licensing of broadcasting facilities

The subject of the electromagnetic radiation emitted from broadcast facilities is regulated mainly in the Non-Ionizing Radiation Law (see Sections 2.15 and 2.16.10). The Company is working to obtain permits to set up and operate its various broadcasting installations; however, the difficulties it faces in this area, including difficulties stemming from the change in policy by relevant entities and amendments to statutes and standards, could impact adversely on the infrastructure of these installations and on the regularity of provision of services using them, and as a result, on the Company’s revenues from these services. The Company’s third-party liability policy does not currently cover liability for electromagnetic radiation.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.20.9	Frequent technological changes

The communications sector is characterized by frequent technological changes and the shortening of the economic life of new technologies - see Section 2.1.4. The significance of these trends creates a need to invest numerous resources in technology upgrades, a lowering of entry barriers for new competitors, an increase in depreciation rates, and in certain cases, redundancy of technologies and networks owned by the Company, the cost of investment in which is still recorded on its balance sheets.

2.20.10	Dependence on macro-factors and on levels of business activity in the economy

Stability in the financial market and the strength of economies in countries around the world, have recently been subjected to high volatility. So far, the Israeli economy has displayed economic resilience, reflected in further economic expansion, maintaining low levels of unemployment and inflation rates within government targets. Nevertheless, further rising of housing prices, global economic shocks and uncertainty in the political and defense arenas may cast doubt over a continuation of these trends. The Company estimates that if the local market slides once again – following external or internal events – into a slow-down and a worsening of business activity, then its business results will be harmed, inter alia, as consequence of poorer revenues (including revenues from affiliates) or due to an increase in the Group’s finance costs.

2.20.11	Failure of Company systems and cyber risks

The Company provides services using various infrastructure systems that include, among others, exchanges; transmission, data communication and access networks; cables; computer systems and others (“the Systems”). The Systems have critical importance in operating the Company’s business and fulfill a vital function in its ability to perform its activities successfully. Hacking, interference, damage or collapse of the Systems may impair the Company’s business. Some of the Company’s Systems have backups, but nevertheless, damage to some or all of these Systems, whether due to a technical fault (including in the event of termination of a contract with a supplier who is relied on for support of the Systems), a natural disaster (earthquake, catastrophe, fire), damage to physical infrastructures by communications service providers using them or malicious damage (including through cyber attacks as set out below), could cause extreme difficulties in providing service, including if the Company is unable to repair the systems.

In this regard, the Company has a “cyber risk”, meaning a risk of occurrence of activity intended to affect use of a computer or the computer material stored in it (“Cyber Attack”). This kind of attacks may lead to interference of business, theft of information/funds, reputation damage, damage to Systems and information leakage. As a leading communications company that provides diverse communications services in various segments, it is a target for and experiences Cyber Attacks, which are handled by it.

The Company is an entity overseen by Israel National Cyber Directorate and is obligated to comply with stringent information security standards. In this regard, the Company implements a protection policy that includes the most advanced security systems available, which are operated in a manner that combines effective security with the operational needs of the Company and layers of security to protect its infrastructures and Systems, which are designed to prevent and reduce the possibility of malicious or unintentional use of the mapping data of the Company’s network by an internal or external entity, and the possibility of an external entity taking control and managing network components or abusing information about the Company’s infrastructures and networks in any manner.

Chapter A (Description of Company Operations) of the Periodic Report for 2018

The Company overseas implementation of its protection policy, including testing its level of effectiveness and the Company’s readiness, as part of which, the Company conducts periodic tests and drills at different frequencies for different scenarios (including through external companies specializing in this field).

Despite the Company’s investments in means of reducing these risks, it is unable to guarantee that these efforts will succeed in preventing harm and/or interference in the Systems and the information related to them.

It is noted that a significant part of the Company’s activities (consolidated) are in its subsidiaries. The risk factors of these companies and the assessments of their managements as to the risk factors are described in Sections 3.19, 4.14 and 5.19.

The following table rates the effects of the risk factors described above on the Company’s activities, in the estimation of its management. It is noted that this assessment of the extent of the impact of a risk factor reflects its extent assuming it is realized, and does not assess or give weight to the likelihood of its realization. The order in which the risk factors appear above and below is not necessarily according to the rate of risk.

Table of risk factors37 - Domestic fixed-line communications

Extent of risk factor’s impact on Company activities
	Major	Moderate	Minor
Macro risks
Exposure to changes in exchange, inflation and interest rates			X
Dependence on macro-factors and on levels of business activity in the economy		X
Sector-specific risks
Increasing competition	X
Government supervision and regulation	X
Tariff control	X
Electromagnetic radiation / Licensing of broadcasting facilities		X
Frequent technological changes		X
Risks unique to the Company
Exposure in legal proceedings		X
Labor relations		X
Restrictions on relations between the Company and companies in Bezeq Group	X
Failure of Company systems	X

The information included in this Section 2.20 and the assessments regarding the impact of the risk factors on the Company’s operations and business constitute forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, the Company’s assessments of the market situation, its competitive structure, and possible developments in this market and in the Israeli economy. Actual results may differ significantly from these assessments if a change occurs in one of the factors taken into account in making them.

[37]	It is clarified that the Group Companies’ assessments of the impact of the risk factors in the table (in this section and Sections 3.19, 4.14 and 5.19) did not estimate the probability of the realization of the risk factor but rather, the impact of the risk factor on the relevant company should it be realized. It is also noted that some of the Group companies make estimates of the probability of the scenarios of some of the risk factors mentioned in these sections for certain internal needs of their own, but no orderly estimate is made at the Group level of all the risks listed in the tables in this and the aforementioned sections.

Chapter A (Description of Company Operations) to Periodic Report for 2018

3.	Pelephone – Mobile radio-telephone (cellular telephony)

3.1	General information about the area of operations

3.1.1	Pelephone’s segment of operation

Pelephone provides cellular communications services, and sells and services terminal equipment. Pelephone’s services are described more fully in Section 3.2. Pelephone is wholly owned by the Company.

3.1.2	Principal legislative restrictions and special regulations that apply to this sector

Communications and mobile telephony licensing laws

Pelephone’s operations are regulated and controlled under the Communications Law and subsequent regulations, the Wireless Telegraph Ordinance, and the cellular license that it holds. The cellular license prescribes conditions and guidelines that apply to Pelephone’s activities, (for details, see Section 3.14.2).

3.1.2.1	Tariff control

The interconnect fees (supplementary call and text message (SMS) fees collected by Pelephone from other operators) are fixed in the Interconnect Regulations. The other rates fall under certain regulatory control as regulated under the mobile telephony license and the Communications Law (see section 3.14.2).

3.1.2.2	Environmental laws and planning and construction laws

The set-up and operation of a wireless communication infrastructure, including cellular communications, is subject to the provisions of the Non-Ionizing Radiation Law and the required Ministry of Environmental Protection permits, and the provisions of planning and construction laws (see Section 3.13.1).

3.1.3	Changes in the scope of activity in the sector

For financial information regarding the scope of Pelephone’s operations, see sections 1.5.2.4 and 3.3.

Revenue from services

The mobile radio telephony segment is extremely competitive. Competition in this sector (see section 3.6) has led to high subscriber churn between the cellular operators and erosion of their revenues, and to an increase in the internet browsing volume included in the base package that has caused significant erosion of the average revenue per user (ARPU). The growth in number of postpaid subscribers in the past four years compensated for the price erosion and allowed Pelephone to maintain stable income.

Revenues from sales of terminal equipment and electronic equipment

The terminal equipment market is also fiercely competitive. Opening of multiple stores selling terminal equipment by parallel import has led to a decline in the sales of cellular handsets and terminal equipment by the cellular operators. The launching of Chinese brands alongside the launch of lower price models of devices of other manufacturers has led to a decline in the average revenue per device. Cancellation of the purchase tax on imported cellular devices, which was 15% of the value of the device, also contributed to the decrease in the average revenue per device. To minimize damage to revenues, Pelephone increased the range of equipment it sells and it also sells non-cellular electronic equipment.

Most terminal and electronic equipment is sold on installments. The decrease in terminal equipment sales over the years has led to a decrease in trade receivables as well as a decline in trade payables to terminal equipment suppliers.

Chapter A (Description of Company Operations) to Periodic Report for 2018

3.1.4	Market developments and changes in customer characteristics

The cellular market growth rate is lower due to penetration rate saturation.38 Penetration rate at September 30, 2018 was 117%.

3.1.5	Technological changes than can affect the segment of operation

The cellular telecommunications market is dynamic with frequent technological developments in all areas of operation (handsets, telecommunications network technologies and value added services). These developments impact the segment of operation on a number of levels:

3.1.5.1	Establishment of cellular networks using advanced technologies

Technology developments and the desire to widen the range and quality of services offered to the customer, require the cellular operators to periodically upgrade their network technologies. Cellular networks in Israel operate mainly in UMTS/HSPA and LTE technologies.

As at Reporting Date, Pelephone’s LTE network is deployed in most parts of the country, and Pelephone continues to deploy its network in accordance with a regulated plan.

As of 2017, Pelephone operates three technologies: MIMO4x4, Beam Forming and Quam 256, enabling improved performance and increased browsing speed on fourth generation websites.

Furthermore, since 2017 Pelephone began integrating Carrier Aggregation technology (frequency aggregation - that enables optimal utilization of the frequency spectrum and increases browsing speed) at some of its sites.

Pelephone is expected to launch IMS based services in 201939: Voice over WiFi as an improved solution for indoor coverage, as well as Voice over LTE that will enable vacating third-generation frequency resources for future LTE use. In addition, it enables Voice over LTE sequence service with Voice over WiFi.

Pelephone constantly reviews new technologies that come onto the market and the need to upgrade its existing network technologies, depending on the competitiveness of the market and the economic viability of the investment in such technologies.

Expanding capacities and speeds with LTE technologies and development of the next cellular generations depends on the allocation of frequencies. For further information, see section 3.8.2.

3.1.5.2	Increase in consumption of browsing volume

The introduction of smartphones continues to increase the consumption of data transmission services, coinciding with the increase in supply of apps and video services. In addition, there has been an increase in the rate of smartphones that support LTE technology, a technology that allows better browsing. This increase has led to a further increase in consumption of 4G Data.

3.1.6	Critical success factors

3.1.6.1	Nationwide deployment of an advanced high-quality cellular network, regular maintenance of the high standard network and regular substantial investments in cellular infrastructure for both high quality country-wide coverage and for providing customers with the most advanced services using cutting edge infrastructures and technologies (also see section 3.7.1).

[38]	Penetration rate - the ratio between the number of subscribers in the market and the total population in Israel (excluding foreign workers and Palestinians, although they are included in the number of subscribers).

[39]	IP Multimedia Sub System - IMS - a system in the core of the network that is used, among other things, for switching IP calls (e.g. Voice over LTE, Voice over Wifi). These two services are currently being launched as an integrated cover solution for inside homes and to reduce traffic on the 3G network. The infrastructure will be used for additional services such as One Number, Rich Call Services, etc.

Chapter A (Description of Company Operations) to Periodic Report for 2018

3.1.6.2	Subscriber base growth

3.1.6.3	Extensive and varied distribution channels

3.1.6.4	Diverse range of sales channels, including digital channels, allowing effective and quality support and service to a large range of customers.

3.1.6.5	Adapting the cost structure and streamlining operations allowing Pelephone to confront the increased competition.

3.1.6.6	A Brand that represents a high quality, reliable and state-or-the-art network.

3.1.6.7	Top-notch and skilled work force.

3.1.7	Main entry and exit barriers[40]

3.1.7.1	Main entry barriers are:

A.	Market penetration rate saturation (see section 3.1.4).

B.	The need for a mobile telephony license, allocation of frequencies that involve vast costs due to, among other things, the shortage of these resources (see section 3.14.1.2) and the regulatory supervision (see section 3.14.2).

C.	The need for significant financial resources for ongoing large-scale investments in infrastructures, which are affected by frequent technological developments (also see section 3.7.1.4).

D.	The difficulty involved in setting up radio sites due to regulatory restrictions and public opposition.

3.1.7.2	Main exit barriers are:

A.	The large investments and the time required to recoup them.

B.	The commitment to provide customers with services is due to the terms of the mobile telephony license and agreements made in accordance with those terms.

3.1.8	Structure of competition in the sector and changes occurring in it

3.1.8.1	General

The cellular communications market in Israel is extremely competitive, which is reflected in the high subscriber churn between operators, substantial erosion of rates and profit margins.

In April 2018, Marathon 018 (XFone) began operating in this sector, further contributing to the competition in the sector and to the continued erosion of prices. As at Reporting Date there are six operators with mobile telephony license in the cellular telecommunications market in Israel (Pelephone, Cellcom, Partner, Golan Telecom, HOT Mobile and XFone) and a few MVNO operators with mobile telephony licenses for hosting on another network (virtual operators).

3.1.8.2	Infrastructure sharing

Infrastructure sharing allows consolidation of the cellular operators’ sites and substantially reduces the operating and maintenance costs of the radio sites of each operator. To the best of Pelephone’s knowledge, as of Reporting Date, infrastructure sharing on the market are as follows:

A.	Partner and HOT Mobile operate under radio segment infrastructure sharing through a joint company that received a special ten year license for providing radio cellular infrastructure services to cellular operators.

B.	Cellcom and Golan Telecom engaged in a network sharing agreement.

C.	Cellcom and XFone engaged in a hosting and network sharing agreement.

40	Some of the foregoing entry and exit barriers apply partially and to a limited extent to the virtual operators.

Chapter A (Description of Company Operations) to Periodic Report for 2018

3.1.8.3	Virtual operators - MVNO

To date, several MVNO licenses have been granted to virtual operators. Only a few MVNO licenses are active on the market.

For additional information about the structure of competition, see section 3.6.

3.2	Services and products

3.2.1	Services

Description of the services Pelephone provides for its subscribers:

3.2.1.1	Package services that include:

A.	Basic telephone services (VOICE) – basic voice services, call completion and auxiliary services such as call waiting, follow-me, voice mailbox, voice conference call and caller ID, MMS multimedia messages and more.

B.	Browsing and data communications services –internet browsing using 3G and 4G mobile devices.

C.	Messaging service – a service for sending and receiving SMS text messages and multimedia MMS messages.

3.2.1.2	Content services - Pelephone offers its customers content services such as Pelephone cloud backup, anti-virus and cyber security services, and a music library (Musix) that enables listening to a variety of music via mobile phone and PC.

3.2.1.3	IOT Services (Internet of Things) - Pelephone began to offer its customers advanced IOT solutions (such as smart building networks with command and control systems).

3.2.1.4	Roaming Services - Pelephone provides its customers with roaming coverage in more than 220 countries worldwide. Pelephone also provides incoming roaming services for the customers of foreign operators staying in Israel.

3.2.1.5	Servicing and repair services – Pelephone offers expanded repair and warranty services; for a monthly fee entitling the customer to mobile handset repair and warranty services, or for a one-time payment at the time of repair.

Pelephone provides part of these services under hosting agreements to other cellular operators that use Pelephone’s network, so that they can provide services to their customers.

3.2.2	Products

Terminal equipment – Pelephone offers various types of mobile phones, on-board telephones, hands-free devices, and accessories that support its range of services. Pelephone also offers its customers other terminal equipment such as tablets, laptops, modems, speakers, smart watches, headphones and related electronic equipment.

3.3	Income from products and services

Breakdown of Pelephone’s revenues from products and services (in NIS millions):

Products and services	2018	2017	2016
Revenue from services	1,755	1,782	1,818
Percentage of Pelephone’s total revenue	71.8%	70%	69.1%
Revenue from products (terminal equipment)	688	764	812
Percentage of Pelephone’s total revenue	28.2%	30%	30.9%
Total revenue	2,443	2,546	2,630

Chapter A (Description of Company Operations) to Periodic Report for 2018

3.4	Trade receivables

Breakdown of revenue from customers (in NIS million):

Products and services	2018	2017	2016
Revenue from private customers	1,415	1,541	1,616
Revenue from business customers (*)	1,028	1,005	1,015
Total revenue	2,443	2,546	2,631

(*)	Revenue from business customers include revenues from hosting agreements, most of which was from Rami Levy.

At the end of 2018, Pelephone had 2.2 million subscribers, consisting of 1.8 million postpaid subscribers and 0.4 million prepaid subscribers. It should be noted that the revenues from the prepaid subscribers is immaterial relative to Pelephone’s total revenues. It should be noted that following the update of the definition of an active subscriber (see section 1.5.4.2, at the beginning of the third quarter of 2018), 0.4 million prepaid subscribers were deleted from Pelephone’s subscriber base.

3.5	Marketing, distribution and service

Pelephone’s distribution network includes 450 points of sale at which it is possible to join Pelephone’s services. The point of sale network is diverse and includes stores and stalls operated by Pelephone, retail chains that market Pelephone products and 26 customer service and sales centers deployed around the country that engage in sales, repair of devices and customer retention. In addition, Pelephone operates an internal and external telemarketing network. As a rule, these dealers are paid a commission on sales.

Pelephone’s subscriber service network includes online channels, including Pelephone’s website and 8 call centers.

3.6	Competition

3.6.1	General

In recent years, the Ministry of Communications has adopted several regulatory measures aimed at increasing competition in the cellular communications market. The proliferation of cellular operators in the market led to extreme competition, which continued in 2018, and even intensified due to the entry of another operator (XFone) in April 2018. This ongoing trend led to high subscriber churn between operators and to a decline in prices of cellular service packages, resulting in significant erosion of rates and profit margins, on the private customer market as well as the business customer market.

To compensate for the erosion of package prices, Pelephone adopted a growth strategy along with streamlining measures and adjusted cost structure.

Pelephone’s foregoing estimates are forward-looking information, as defined in the Securities Law. These estimates may not materialize, may materialize in part or in a manner materially different from that forecast.

Chapter A (Description of Company Operations) to Periodic Report for 2018

Breakdown, to the best of Pelephone’s knowledge, of the number of subscribers of Pelephone and of its competitors in 2017 and 2018 (thousands of subscribers, approximate).

		Pelephone	Partner	Cellcom	HOT Mobile(2)	Golan Telecom	MVNO and other operators(1)	Total subscribers in market

At December 31, 2017	No. of subscribers	2,525	2,671	2,817	1,564	893	243	10,713
	Market share	23.6%	24.9%	26.3%	14.6%	8.3%	2.3%
At September 30, 2018	No. of subscribers	2,185	2,646	2,825	1,572	905	290	10,423
	Market share	21.0%	25.4%	27.1%	15.1%	8.7%	2.7%

(1)	Most of the MVNOs and other operators (including, among others, XFone) are private companies which do not publish figures regarding the number of their subscribers and these figures are based on estimates.
(2)	Hot Mobile’s subscriber data for the third quarter of 2018 are based on an estimate.
(3)	The number of subscribers as of September 30, 2018 and December 31, 2017, are based on public reports issued by Cellcom, Partner, HOT Mobile and Golan Telecom (in Electra’s financial reports).

Chapter A (Description of Company Operations) to Periodic Report for 2018

3.6.2	Infrastructure sharing agreements and providing right of use of networks

For further information concerning the existing infrastructure sharing agreements in the market as at Reporting Date, see section 3.1.8B. As aforesaid, infrastructure sharing allows consolidation of the cellular operators’ sites and substantially reduces the operating and maintenance costs of the radio sites of each operator.

Pelephone is not party to a network sharing agreement, therefore it does not benefit from the savings of a shared radio network, but on the other hand it has exclusive control of its cellular network, maintenance of its technological channel and the scope of its investments. Furthermore, the inventory of frequencies in Pelephone’s network is smaller than that of the competitors’ networks.

3.6.3	Positive and negative factors that affect Pelephone’s competitive status

3.6.3.1	Positive factors

A.	An extensively deployed high quality cellular network.

B.	Its positioning as a high-speed, cutting edge cellular network.

C.	Positioning as a secure network

D.	The diverse and widespread distribution system operates through call centers and numerous points of sale that are operated by Pelephone, external resellers and through leading retail outlets.

E.	A broad service network and diverse customer service interfaces, including digital channels, enables a high level of customer service.

F.	The sale of sub-brands through designated selling channels alongside the Pelephone brand.

G.	Robust equity structure and positive cash flow.

3.6.3.2	Negative factors

A.	As a subsidiary of the Company, Pelephone is subject to regulatory restrictions for entering other areas of operation and expanding the service bundles it can offer its customers, which do not apply to its competitors.

B.	Restrictions of joint activities with the Company, including marketing of joint service bundles (see section 1.7.2).

C.	The establishment, operating and maintenance costs of Pelephone’s cellular networks are expected to be much higher compared with the competitors that operate through infrastructure sharing.

3.7	Property, plant and equipment

Pelephone’s property, plant and equipment include its core network infrastructure equipment, radio sites, electronic equipment, computers, motor vehicles, terminal equipment, office furniture and equipment and leasehold improvements.

3.7.1	Infrastructure

3.7.1.1	Pelephone currently operates communications networks using three main technologies:

A.	LTE 4G technology is based on GSM standards. The advantages of this technology are larger data communication capacity and faster download rates than with the 3G technologies. All the terminal devices that support this technology also support the 3G technologies and the transition between the technologies is seamless.

B.	The UMTS/HSPA technology is based on GSM 3G standard. This technology is globally widespread, and enables subscriber identification and services to be provided through a SIM card, which can be moved from one handset to another.

3.7.1.2	In June 2017, Pelephone discontinued operation of the CDMA network, in accordance with the amendment to its license.

Chapter A (Description of Company Operations) to Periodic Report for 2018

3.7.1.3	As of Reporting Date, the infrastructures for Pelephone’s networks are mainly based on two switch farms, which are connected to more than 2,350 sites.

3.7.1.4	Network launches

In recent years Pelephone has invested in deploying its fourth generation network and upgrading with new Beam Forming, Quam 256 and MIMO4x4 technologies, and Carrier Aggregation on the access network and IMS on the core network (see section 3.1.5A above). Pelephone estimates that the expected scope of its investments in the network in 2019 will not differ significantly from its investments in 2018 and as at Reporting Date, Pelephone does not expect a significant increase in the scope of its investments in infrastructure, other than certain possible exchanges of frequencies in accordance with the requirements of the State (see section 3.8.2.4), and other than additional investment in frequencies if such frequencies relevant to Pelephone are offered to tender (see section 3.8.2.5).

In addition, over the coming decade Pelephone will be required to continue establishing new broadcasting sites, among other things to comply with the terms of its mobile telephony license.

Pelephone’s foregoing estimates concerning the costs of the network launches and the date they are incurred, are forward-looking information, based on Pelephone’s forecasts and assessments, in part, regarding the speed of expanding and updating the network.

3.7.2	Premises used by Pelephone

Pelephone does not own land, and leases premises from others, including the Company, for its operations. Below is a description of the main premises used by Pelephone:

3.7.2.1	The premises Pelephone uses for setting up its communications sites and network centers, as referred to in section 3.7.1, are spread throughout the country and are leased for varying periods (in many cases, for 5 years with an option to extend for a further 5 years). With regard to licensing of the sites, see section 3.14.3.

3.7.2.2	Pelephone has a permit agreement with the Israel Lands Authority (ILA) for the use of land for erecting and operating telecommunication sites that regulates, among other things, permit fees for such use through to December 31, 2019.

3.7.2.3	Pelephone’s head offices are in Givatayim and cover a total area of 17,800 sq. m. The term of the lease is until December 31, 2020, and includes an option for early termination of the agreement, under certain conditions, from December 31, 2018.

3.7.2.4	For its sales and service operations, Pelephone leases 55 service centers and points of sale throughout the country.

3.7.2.5	Pelephone has other lease agreements for warehouses (including its main logistics center where the central laboratory for repairing customer devices is located), offices, call centers, and two switch farms that it uses for its operations.

3.8	Intangible assets

3.8.1	licenses

For details about Pelephone’s mobile telephony license and its license to operate in the Administered Territories, see Section 3.14.2.

3.8.2	Frequency usage rights

3.8.2.1	There is a shortage of frequencies for public use in Israel (among other things, because of the designation of numerous frequencies for security uses). As a result, the government limits the number of licenses granted for using frequencies. A tender is expected to be conducted in 2019 for allocation of additional frequencies to the cellular operators (“Frequencies Tender”) - see Section 3.8.2.5 below.

Chapter A (Description of Company Operations) to Periodic Report for 2018

3.8.2.2	Pelephone’s inventory of frequencies

Under its mobile telephony license and the Wireless Telegraph Ordinance, Pelephone has rights of use of frequencies in the 850 MHz and 2100 MHz spectrums for operating its UMTS/HSPA network, and in the 1800 MHz spectrum for operating its LTE technology network (see also section 3.1.5). During the course of 2017 Pelephone returned two 1 mega bandwidth frequencies in the 850 Mhz spectrum to the national pool of frequencies and towards the end of April 2017 it received a temporary allocation of 5 mega bandwidth on the 1800 Mhz spectrum. This allocation is for limited use and for a limited period and will expire at the end of 2019 or earlier, according to the conditions specified in the allocation. In this regard see also Section 3.6.2 below).

3.8.2.3	Temporary allocation of frequencies

In July 2018, the Ministry of Communications temporarily allocated two bands, each of 5 MHz, in the 700 MHz spectrum, to Partner and Hot Mobile. According to the announcement by the Ministry on May 17, 2018, these temporary allocations were intended to enable technological preparations for providing advanced services and for efficient assimilation of the relevant technologies via this frequency. This temporary allocation will be canceled, based on the results of the Frequency Tender, which is expected to take place during 2019. Pelephone has decided, due to various considerations, not to request a temporary allocation at this time in this frequency spectrum.

3.8.2.4	Switching frequencies in the first giga spectrum

In July 2018, the Ministry of Communications informed Pelephone that it plans to adapt the cellular frequencies in Israel to European standards and to the region in which the State of Israel is located, so that Pelephone and another cellular operator will be required to switch the frequencies allotted to them in the 850 MHz spectrum to others in the first giga spectrum. Accordingly, the allocation of the 850 MHz frequencies used by Pelephone will expire on September 9, 2022, and in place of it Pelephone will receive the same bandwidth of frequencies in the 900 MHz spectrum, no later than March 22, 2021. The Ministry further decided that the format and timetables for how the switch would be implemented will be determined by a joint taskforce of people from the Ministry, the Budget Division of the Ministry of Finance and, where necessary, representatives of the relevant companies, including representatives of Pelephone.

Switching frequencies is a complex engineering project that requires replacement of equipment at all of Pelephone’s radio sites and is liable to incur substantial costs that could vary depending on the process and timing to be determined by the Ministry of Communications. Pelephone is currently holding discussions with the Ministry of Communications for the purpose of setting out the conditions required for adapting the frequencies as aforesaid, including the financing required, deciding on the timing and duration of the adaptation period and the required regulatory amendments.

3.8.2.5	Tender for mobile radio telephony services over advanced bandwidths (the “Tender”)

On December 27, 2018, the Ministry of Communications published the criteria of the tenders committee for allocation of frequencies for advanced MRT services (the “Tender Committee”). The Tender Committee is in the final stages of formulating the terms of the tender, under which the winners will be allocated radio frequencies in various spectra that enable advanced broadband bandwidth mobile radio telephony services. In order to achieve the purpose of the tender, the Tenders Committee has formulated three main goals that include upgrading and improving the cellular networks in Israel, deployment of the fifth generation and promotion of competition.

For information concerning exposure to disruptions in the frequency spectrums used by Pelephone, see section 3.19.3G.

Chapter A (Description of Company Operations) to Periodic Report for 2018

3.8.3	Trademarks

Pelephone has a number of registered trademarks, Its primary trademark is “Pelephone”.

3.8.4	Software, computer systems and databases

Pelephone uses software and computer systems, some under purchased licenses and others that were developed by Pelephone’s IT department. Many of these licenses are limited in time, and are periodically renewed. The primary systems used by Pelephone are Oracle Applications’ ERP system and Amdocs’s customer management and billing system.

3.9	Human resources

3.9.1	Organizational structure

Pelephone’s organizational structure at reporting date:

In August 2018 and January 2019, Pelephone’s CEO, Mr. Ran Guron, began serving as CEO of DBS and of Bezeq International, respectively (in addition to his office as CEO of Pelephone). Some of Pelephone’s current VPs also serve as VPs at DBS and Bezeq International.

3.9.2	Human Resources and Positions

Breakdown of the number of employees at Pelephone, based on organizational structure:

	Number of employees
Department	31.12.2018	31.12.2017
Management and HQ	257	268
Business and Private Customers Divisions	1,757	1,844
Engineering and Information Systems	439	439
Total	2,453	2,551

The total number of employees in the above table includes employees employed in part time positions. The total number of employee positions41 at Pelephone at December 31, 2018 was 2,099 (at December 31, 2017 - 2,139).

[41]	The number of positions at Pelephone were calculated as follows: Total monthly work hours divided by the standard monthly work hours.

Chapter A (Description of Company Operations) to Periodic Report for 2018

3.9.3	Terms of employment

The majority of Pelephone’s employees are employed under monthly or hourly contracts, based on the professions and positions in which they are employed. Most of the service and sales employees are shift workers who work part time and are employed on an hourly basis. The rest of Pelephone’s employees are employed under a monthly agreement.

3.9.4	Collective agreement

Labor relations at Pelephone are regulated under a collective agreement signed between Pelephone and the New Histadrut Labor Federation - Cellular, Internet and High-tech Workers Union (the “Labor Union”) and Pelephone workers’ committee, the main points of which are:

1.	The agreement applies to all Pelephone employees, with the exclusion of senior managers and certain employees in predefined positions.

2.	The agreement applies retroactively from January 1, 2017 through December 31, 2019. After this date, the agreement will be extended automatically for 18-month periods, unless one of the parties gives notice that it wishes to change it.

3.	The inclusion of mechanisms which include the Committee in decisions concerning the termination of permanent employees, the implementation of disciplinary measures against them and restructuring of the organization, while allowing for administrative flexibility which would make it possible to operate in a competitive and dynamic market.

4.	The determination of quotas for streamlining-related dismissals and annual salary increments, various financial benefits and annual bonuses based on Pelephone’s business results to be given to employees during the term of the Agreement.

3.9.5	Announcement of a labor dispute

On January 31, 2018 Pelephone was informed by the New Histadrut Labor Federation - Cellular, Internet and High-Tech Workers Union, that it was announcing a labor dispute pursuant to the Settlement of Labor Disputes Law, 1957 and a strike starting February 15, 2018. According to the announcement, the matter under dispute is the employees demand for consultation and negotiations regarding the sale of the controlling interest in Bezeq to new controlling shareholders and the arrangement of their rights thereunder.

For further information concerning to the streamlining and inter-organizational changes at Pelephone, Bezeq International and DBS, notification of a labor dispute with regard to the intention to make structural changes in the Group’s companies, including Pelephone, and notice of negotiations with the employees’ representatives, see section 1.8.

3.10	Suppliers

3.10.1	Suppliers of terminal equipment

Pelephone purchases some of the terminal equipment and accessories from various importers in Israel and worldwide, and others it imports independently. In addition, Pelephone sells terminal equipment and accessories on consignment with the right to return terminal equipment to the suppliers. The agreements with most of the suppliers are based on framework agreements that set out, among other things, the supplier’s technical support for the terminal equipment it supplies, the availability of spare parts and repair turnaround, as well as the supplier’s product warranty as required by law. Most of these agreements do not include a purchase commitment on Pelephone’s part, purchases are made on a regular basis by means of purchase orders based on Pelephone’s needs.

In the event of termination of an engagement with a supplier of certain terminal equipment, Pelephone can increase quantities of terminal equipment purchased from other suppliers or purchase terminal equipment from a new supplier.

In October 2016 a new agreement came into effect with Apple Distribution International (“Apple”) for the purchase and distribution of iPhone devices, under which Pelephone undertakes to purchase a minimum annual quantity of phones over an additional period of three years at the manufacturer’s current prices at date of purchase.

Chapter A (Description of Company Operations) to Periodic Report for 2018

Pelephone estimates that, as in recent years, these quantities will constitute a significant number of the devices it expects to sell during the term of the contract.

The information in this section includes forward looking information based on Pelephone’s past experience, estimates and projections. The actual outcome may differ significantly from the foregoing estimates, taking into account, inter alia, changes that may apply to the business conditions and consumer demand for Apple products.

Another significant supplier of Pelephone is Samsung, with which Pelephone does not have an agreement requiring the purchase of a minimum annual quantity, and purchases from Samsung are on the basis of orders that Pelephone places from time to time.

Pelephone’s purchases from either Apple or Samsung in 2018 accounted for more than 10% of Pelephone’s purchases from all of Pelephone’s suppliers42, however less than 5% of the Group’s purchases (consolidated) from all of its suppliers. Other than Apple, the distribution of the purchase of terminal equipment among the suppliers is such that it does not create any significant dependence on a particular equipment supplier or model.

3.10.2	Infrastructure suppliers

The cellular infrastructure equipment for the UMTS/HSPA and LTE networks is manufactured by LM Ericsson Israel Ltd. (“Ericsson”), which is a supplier of Pelephone for the deployment of the fourth generation radio network (LTE). Ericsson is also a material supplier of Pelephone in the field of microwave transmission. Pelephone has long-term agreements with Ericsson for maintenance, support and upgrading of software for the UMTS/HSPA and an agreement for the acquisition of the 4G LTE networks with Ericsson, and in its opinion, it may become dependent on Ericsson regarding support for this network and its expansion. In addition, the cellular network uses transmission, for which the Company is Pelephone’s main supplier.

3.11	Working capital

3.11.1	Credit policy

Credit in handset sales transactions – Pelephone grants most of its customers who purchase cellular handsets an option to spread payment up to 36 equal installments. In order to reduce its possible exposure from providing its customers credit, Pelephone acts according to a credit policy that is reviewed from time to time. Pelephone also examines the financial stability of its customers (based on parameters that it sets).

Credit in monthly billing for cellular services – Pelephone customers are billed once a month in billing cycles on different days throughout the month, for service consumption during the previous month.

From most of its suppliers, Pelephone receives credit for periods ranging from 30 days to EOM + 92 days.

Breakdown of average customer and supplier credit in 2018:

	Credit In NIS millions	Average credit days
Customers for sales of terminal equipment (*)	783	355
Customers for services (*)	231	41
Trade payables	258	33

(*)	Net of doubtful debts.

3.11.2	Fair Credit Law

The Fair Credit Law was legislated in August 2017, that cuts (statutorily) the interest rate ceiling that may be charged for credit transactions, and sets it at the Bank of Israel interest + 15%. The law applies to all credit transactions, other than types of transactions that are specifically excluded. The Law applies to transactions that will be executed as of September 2019. So long as such transactions will not be excluded, the Law is relevant to Pelephone’s operations with regard to the sale of devices, accessories and other equipment, in installments for which the interest rate is higher than the foregoing statutory rate. The Law is not expected to have a material effect.

[42]	All Pelephone suppliers, including vendors who are not suppliers of terminal equipment and electronic devices.

Chapter A (Description of Company Operations) to Periodic Report for 2018

3.12	Taxation

See Note 7 to the 2018 Financial Statements.

3.13	Environmental risks and means for their management

3.13.1	Statutory provisions relating to the environment applicable to Pelephone’s operations

The broadcasting sites used by Pelephone are “radiation sources” as defined in the Non-Ionizing Radiation Law. The erection and operation of these sites, excluding those listed in the addendum to the law, requires a radiation permit.

The law prescribes a two-step licensing mechanism for obtaining a radiation source operating permit under which the applicant first applies for a permit to construct a radiation source (“the Erection Permit”), which will be in effect for no more than three months and may be extended by the Commissioner for up to nine months, then for a permit to operate the radiation source (“the Operating Permit”), which will be in effect for five years or as otherwise determined by the Minister for Environmental Protection.

With regard to the Erection Permit, by law provides that the permit is contingent upon assessment of the maximum radiation levels to which human beings and the environment are expected to be exposed from the radiation source when in operation, including in the event of a malfunction, and the required measures for limiting the levels of exposure of human beings and the environment to the expected radiation from the radiation source when operating, including implementation of technological means that are in use (“the Limiting Measures”).

With regard to the Operating Permit, the law provides that the permit is contingent upon application of the Limiting Measures and to measuring the levels of exposure of human beings and the environment to the radiation generated while the radiation source is operating. The law further provides that the Operating Permit is contingent upon presentation of a licenses under the Communications Law and in certain cases, also of a construction permit pursuant to the Building and Planning Law.

The law includes a punitive chapter under which, inter alia, the construction or operation of a source of radiation in contravention of the provisions of the permit and the construction or operation of a source of radiation without a permit, after having been warned in writing by the Commissioner, are strict liability offenses.

It should be noted that regulation of the maximum permissible human exposure levels to radiation from a source of radiation and the safety ranges from communication broadcasting installations, including a limit on the placing of radiation masts on roof terraces, is still making its way through the Knesset’s interior Committee for Environmental Quality, as part of a proposed amendment to the regulations under the Non-Ionizing Radiation Law, which was accompanied by disagreements between the government ministries.

In January 2009, the Radiation Supervisor at the Ministry of Environmental Protection published guidelines regarding safety ranges and maximum permitted exposure levels with respect to radio frequency radiation, including from cellular antennae. Discussions are underway regarding these ranges following the World Health Organization’s International Agency for Research on Cancer (IARC) announcement to the effect that radio frequency electromagnetic fields associated with the use of mobile phones may be carcinogenic to humans (Group 2B)43.

It is also noted that the Ministry of Environmental Protection operates continuously to supervise and monitor the broadcasting sites to check that they comply with the provisions of the Law.

Cellular services are provided through a cellular phone which emits non-ionizing radiation (also known as electromagnetic radiation). Consumer Protection Regulations (Information regarding Non-Ionizing Radiation from a Cellular Telephone) 2002, specify the maximum permitted radiation level for a cellular phone which is measured in units of Specific Absorption Rate (SAR) and requires that Pelephone informs its customers accordingly. To the best of Pelephone knowledge, all the cellular phones that it markets comply with the relevant SAR standards. See also section 3.20.7(E) below.

[43]	In this matter, it should be noted that from time to time, various documents are published on the websites of the Ministry of Environmental Protection at www.sviva.gov.il and of the World Health Organization at www.who.int.

Chapter A (Description of Company Operations) to Periodic Report for 2018

3.13.2	Pelephone’s environmental risk management policy

Pelephone conducts periodic radiation tests to ascertain its compliance with permitted operating and international standards. These tests are outsourced and carried out by companies authorized by the Ministry of Environmental Protection. Pelephone applies an internal enforcement procedure for monitoring implementation of the provisions of the Non-Ionizing Radiation Law, under the supervision of a senior manager. The purpose of the procedure is to assimilate the provisions of the law and limit the possibility of violation.

3.13.3	Transparency for consumers

Pelephone is subject to relevant laws prescribing obligations to publicize and inform customers about the radiation sources that it operates and from the mobile handsets that it supplies. Pelephone publishes information on its website regarding the SAR levels emitted from cellular phones and Ministry of Health regulations regarding preventive caution to be taken when using cellular phones.

3.14	Restrictions on and control of Pelephone’s operations

3.14.1	Statutory limitations

3.14.1.1	Communications Law

The cellular services provided by Pelephone are subject to the provisions of the Communications Law and its regulations. For details of the cellular MRT permit granted to Pelephone under the Communications Law, see section 3.14.2.

The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for violations of the provisions of the law and of orders and directives issued thereunder, and for violation of the terms of the license.

3.14.1.2	Wireless Telegraph Ordinance

The Telegraphy Ordinance regulates the use of the electromagnetic spectrum, and applies, inter alia, to the Company’s use of radio frequencies, as part of its infrastructure. Setting up and operating a system using radio frequencies is subject, under the Telegraph Ordinance, to receiving a license, and the use of radio frequencies is subject to designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for designation and allocation of frequencies.

For the allocation of radio frequencies to Pelephone, see section 3.8.2.

3.14.1.3	The Non Ionizing Radiation Law With regard to facilities that emit electromagnetic radiation see section 3.13.

3.14.1.4	Consumer Legislation and Privacy and Information Security Laws

Pelephone’s operations are subject to the Consumer Protection Law, and the Protection of Privacy and Information Security Laws, which regulates the obligations of an operator vis-à-vis consumers (see section 1.7.4.5).

3.14.1.5	Changes in interconnect fees (call completion fees)

Interconnect rates are fixed by the regulator. For details, see section 1.7.4.1.

3.14.2	Pelephone’s mobile radio telephony (MRT) license

3.14.2.1	General

Pelephone’s MRT license and its general license for providing cellular services in Judea and Samaria are valid through September 2022.44

Breakdown of the primary provisions of Pelephone’s mobile telephony license:

A.	Under certain circumstances, the Minister may modify the terms of the license, restrict or suspend it, and in certain instances even revoke it.

[44]	The text of Pelephone's MRT license is published on the Ministry of Communications website at www.moc.gov.il. The Judea and Samaria license is subject (with certain changes) to the provisions of the mobile telephony license.

Chapter A (Description of Company Operations) to Periodic Report for 2018

B.	The license is non-transferable and contains restrictions on the acquisition or transfer (including by way of a charge), directly or indirectly, of control or of 10% or more of any means of control in Pelephone, including a pledge on said means of control, unless the Minister has given prior consent.

C.	Pelephone is obliged to provide interconnect services to all other operators at equal terms and it must refrain from any discrimination in carrying out such interconnect service.

D.	Pelephone is required to refrain from granting infrastructure service priority to an affiliate licensee company (as defined in the license) over another licensee.

E.	Pelephone may not sell, lease or mortgage any of the assets used for the implementation of the license without the consent of the Minister of Communications, other than certain exceptions as set out in the license.

F.	In times of emergency, whoever is statutorily competent shall have the authority to issue Pelephone with certain instructions on its mode of operation and/or manner of provision of services (see section 3.19.2.9).

G.	The license stipulates the types of payments Pelephone may bill its subscribers for with regard to cellular services, and the reports it is required to submit to the Ministry of Communications. The license also determines the Minister’s power to intervene in tariffs, in certain cases.

H.	The license obligates Pelephone to a minimum standard of service.

I.	To secure Pelephone’s undertakings and to compensate and indemnify the State of Israel for any damage that may be caused by acts committed by Pelephone, Pelephone is required to furnish bank guarantees to the Ministry of Communications in the amount of NIS 84 million.

3.14.2.2	Ministry of Communications decision regarding amendments to the license

In 2017 and 2018 the Ministry of Communications issued new guidelines that include dozens of changes to the licenses of cellular operators with regard to various issues relating to their ongoing handling of customers (including the way billing data is presented, method for joining services, pro rata charges, options for canceling services, etc.). Implementation dates were staggered between the amendments.

3.14.3	Site construction licensing

Pelephone’s cellular service is provided, inter alia, through cellular sites deployed throughout Israel in accordance with engineering requirements. The constant need to upgrade and improve the quality of cellular services necessitates setting up cellular sites, configuration changes and changes in existing deployment of antennae.

Pelephone uses two main types of broadcasting sites and with two tracks: macro sites that require a building permit from planning and construction committees (see reference to NOP 36A) and wireless access devices (“Access Devices”), which are exempt from a building permit under the Communications Law and the Building and Planning Law (“the Exemption Provision”), and with regard to which regulations were published in 2018.

Building permits for erecting a cellular broadcasting facility under NOP 36A:

Licensing for the construction of cellular broadcasting sites that require building permits is governed under NOP 36A, which came into force in 2002.

The licensing procedure under NOP 36A requires, among other things, that the following permits be obtained: a. An erection and operating permit from the Ministry of Environmental Protection, as set out in section 3.13.1; b. approval of the Civilian Aviation Administration in certain cases; c) IDF approval.

Chapter A (Description of Company Operations) to Periodic Report for 2018

In addition, by law, as a condition for obtaining a permit for erecting a cellular communications broadcasting facility a deed of indemnity must be submitted to the local committee for impairment compensation claims. As at Reporting Date, Pelephone has deposited 650 such indemnity notes with various local councils.

Notwithstanding the current format of NOP 36A, Pelephone (and to the best of its knowledge, also its competitors) encounter difficulties in obtaining some of the required permits, and in particular permits from planning and construction authorities.

In view of the criticism against NOP 36A by various entities, a proposed amendment of NOP 36A was published about ten years ago (“Proposed New NOP 36/A”), which is more stringent and onerous that the current version, and could make the options for obtaining construction permits for cellular sites using this track more difficult. The amendment to NOP 36A has not progressed in recent years, however the need and desire to amend NOP 36A remains.

It should also be noted that in two administrative petitions filed against cellular companies, including Pelephone, with the Haifa District Court, the legality of building permits granted under NOP 36A for cellular broadcasting installations are being questioned. The petitioners’ main arguments, in both petitions, were that the frequencies used by the cellular companies do not match the frequencies stipulated in NOP 36A. On April 12, 2018, a judgment was handed in one of the petitions accepting the arguments of the cellular companies and of the appeals committee, that was represented by the Haifa District Prosecutor’s Office, and which determined, inter alia, that notwithstanding the use of frequencies that were changed during the development of the cellular infrastructure, the building permits are valid. On October 17, 2018, a judgment was handed in the other petition relating to the same matter, under which a contradictory ruling was made regarding the interpretation of the NOP and the alleged invalidity of the building permits granted (however, no demolition orders were issued). Appeals were filed with the Supreme Court against both judgments, and as yet they have not been heard.

As part of the “pergola reform” - Amendment 101 to the Planning and Building Law, 1965, on August 1, 2014, the Planning and Building (Works and Buildings that are Exempt from a Permit) Regulations, 2014, entered into force. Regulation 34 provides, among other things, that the addition of an antenna to an existing, lawful broadcasting facility is exempt from a permit, subject to compliance with a combination of conditions and exclusions, including consistency with the plans and the applicable spatial instructions, to be determined by the local planning committees. It should be noted that this exemption regulation is not practical due to one of the conditions therein, and has not been used.

Access devices exempt from building permits

The second track under which Pelephone sets up broadcasting sites is the access installation track. The access installations are subject to obtaining specific radiation permits, but are exempt from obtaining a construction permit provided that they are erected under the conditions that are set out in the exemption provision (section 266C to the Law).

Some local authorities have disputed the applicability of the exemption provision on cellular network access installations and their use. Pelephone’s position on the applicability of the exemption was accepted in a number of rulings and decisions by local affairs courts and the use of such facilities and the supporting equipment was approved. Appeals have been filed against some of these rulings and decisions, with the Supreme Court.

Furthermore, a judgement was handed by the Supreme Court in the petition regarding this exemption and other matters relating to granting of permits for access installations tracks. Due to this petition and the opinions of various people, in 2010 a draft Planning and Building Regulations (Construction of a Cellular Wireless Communication Access Installation) 2010 was published.

On October 24, 2018, the Planning and Building Regulations (Installation of Wireless Access Facility for Cellular Communications) 2018, were published. The Regulations restrict and provide additional contingent conditions on the establishment of a wireless access facility that is exempt from building permit. Among other conditions, the Regulations stipulate that the safety horizontal range for public health will not exceed 4 meters, or 6 meters in the event of combining wireless access facilities of more than one license holder or combining wireless access facilities of the same license holder that transmit over two separate technologies, if one of them is a new generation technology. The regulations also allow, among other things, modifications to an existing facility, replacement of an existing facility with another facility or relocation of an existing facility, provided that afterwards, the same facility remains on the same roof, or that the replacement of the facility does not change the number of installations on the same roof. Furthermore, the regulations allow, under a shortened licensing process, for the relocation of up to two existing facilities to the roof of another building, and the erection of up to ten new facilities by the same license holder in one calendar year. The regulations further stipulate that a facility may not be relocated to the roof of a building that has seven or more broadcasting installations, and that no new installation may be erected on a roof with several broadcasting facilities, unless the roof area exceeds 500 square meters.

Chapter A (Description of Company Operations) to Periodic Report for 2018

On December 23, 2018, the High Court of Justice handed a ruling in the petitions and appeals regarding the exemption for a wireless access facility. The judgment states, among other things, that in view of the significant changes that have been made in the regulatory foundation and factual basis since the petitions were filed, it appears that the petitions are no longer applicable and are to be dismissed, while the Petitioners’ fundamental arguments are reserved. The Access Installation Regulations as published, severely restrict the option of using the building permit exemption track for erecting cellular access installations.

At reporting date, Pelephone operates 446 wireless access installations.

It should be noted that in specific enforcement proceedings, that are adopted from time to time, additional arguments arise as to the manner in which the exemption may be used, including compliance with the regulating standards. If Pelephone facilities fail to comply with the conditions set out in the Regulations, there will be exposure, with regard to those facilities, for the need to dismantle or adjust the installations.

On March 27, 2018, an exemption provision was added to the building and planning (Exemption of Permit) regulations for a micro broadcasting facility, as defined in the regulations. The regulations further stipulate, inter alia, that the installation of a micro broadcasting facility and its external components on an existing building or facility is exempt from a building permit, subject to compliance with cumulative conditions.

Conclusion: Pelephone’s ability to maintain and preserve the quality of its cellular services as well as its coverage is based partly on its ability to construct cellular sites and install information equipment, including broadcasting sites. The difficulties encountered by Pelephone in obtaining the permits and approvals required may have an adverse effect on the existing infrastructure, network performance and on the construction of the additional cellular sites required by the network. There are also deployment difficulties in Judea and Samaria, where a special system of laws applies.

Inability to resolve these issues in a timely manner is liable to prevent the achievement of the service quality targets laid down in the mobile telephony license.

A few sites constructed years ago still lack approvals from the Civil Aviation Administration and the IDF, even though applications for such approvals were submitted a long time ago. Furthermore, there are administrative or other delays in some of the building and planning committees for issuing building permits for sites. Consequently, Pelephone operates several broadcasting sites that have not yet been granted the requisite building permits.

Construction of a broadcasting site without a building permit constitutes a breach of the law and in some cases it has led to the issuing of demolition orders of sites or the filing of indictments or instigation of civil proceedings against Pelephone and some of its officers.

At the reporting date Pelephone has succeeded in most of the above cases in refraining from demolition or delaying implementation of the demolition orders as part of arrangements made with the planning and building authorities in order to attempt to regulate the missing licensing. These understandings did not require admission of guilt and/or conviction of Pelephone’s officers. Notwithstanding, there is no certainty that this situation will continue in future, or that there will be no further cases where demolition orders will be issued and indictments will be filed because of building permits, including against officers.

Like other cellular operators in Israel, Pelephone might be required to dismantle broadcasting sites before the requisite approvals and permits have been obtained, on the dates stipulated in the law. Pelephone uses access installations to provide coverage and capacity for highly populated areas. If legal grounds are established requiring the simultaneous demolition of sites in a given geographic area, service in that area may deteriorate until alternative broadcasting sites can be established.

Chapter A (Description of Company Operations) to Periodic Report for 2018

3.14.4	Antitrust

The terms of the merger between Pelephone and the Company include various restrictions regarding cooperation between the companies (see section 2.16.7).

3.14.5	Standardization

Pelephone complies with the 2015 version of Israeli ISO 9001 requirements for mobile radio telephony (cellular) services and undergoes periodic inspections by the Institute of Quality & Control (IQC) for verifying compliance with the standard. The current IQC approval is valid until December 2019.

3.15	Material Agreements

3.15.1.1	For information regarding the agreements with Ericsson, see section 3.10.2.

3.15.1.2	For information regarding the agreement with Apple, see section 3.10.1.

3.15.1.3	In July 2016 an agreement was signed between Pelephone and the Ministry of Finance Accountant General (the “Accountant General”), under which Pelephone will provide mobile telephony services to State employees for an estimated 100,000 subscribers for three years (with the State’s option of extending it for up to a total period of 45 months in addition to the 36 basic months). Under the agreement, Pelephone provides devices to some of the Accountant General subscribers, in accordance with the provisions of the agreement.

3.15.1.4	For information regarding the agreement with the Israel Lands Administration, see section 3.7.2.2.

3.15.1.5	With regard to the collective agreement between Pelephone and the New General Federation of Workers and the Pelephone Workers Committee, see section 3.9.4.

Chapter A (Description of Company Operations) to Periodic Report for 2018

3.16	Legal proceedings[45]

Legal claims have been filed against Pelephone as part of the normal course of its business, including motions for certification as class action suits.

3.16.1	Pending legal proceedings

Breakdown of proceedings for claims in material amounts and claims which could have material implications for Pelephone’s operations:

	Date	Parties	Court	Type of Action	Details	Amount of claim NIS million
A.	Aug 2010	Customer v. Pelephone	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimant claims that Pelephone should refrain from collecting Value Added Tax from customers who use its services when they are outside Israel. The motion also contains relief for an order instructing Pelephone to cease charging its customers VAT for such services which they use outside Israel, and an order instructing that the moneys collected to date be refunded. In August 2014 the Court dismissed the application for recognition. In October 2014 an appeal of the ruling was filed. On February 3, 2007, a Supreme Court ruling was handed down according to which the applicants’ appeal to dismiss the decision was accepted and the hearing will be returned to the District Court for ruling on the question of whether VAT was unlawfully collected in respect of overseas cellular services. According to the Supreme Court ruling, if the District Court rules in favor of the issue and Pelephone is required to refund the collected VAT to its customers, a claim for indemnification against the Tax Authority will be possible for these amounts that it will be required to refund. Furthermore, it was determined that in the context of prepaid service bundles for use overseas, the VAT rate is zero. According to Pelephone’s initial estimate, the implication of the Supreme Court ruling is that the results of the aforementioned process will have no significant repercussions for Pelephone. The petitioners and the State are conducting negotiations, and therefore the Court is holding its decision regarding the petition.	The amount of the claim is not stated, but the application is estimated in the tens of millions of shekels.

B.	May 2012	Customer v. Pelephone	District (Tel Aviv)	Financial class action suit	The claimant alleges that Pelephone does not inform customers wishing to join its services using a handset that was not purchased from Pelephone, that if the handset does not support the 850 MHz frequency, they will only get partial reception over one frequency rather than two. In March 2014, the court certified the claim as a class action, and this subsequent to Pelephone announcing its agreement (for reasons of efficiency) to conduct the claim as a class action, while retaining its arguments. The proceeding was divided into two stages (first stage is clarification the responsibility and quantification of damages, if necessary, will be the second stage). On January 20, 2019, a ruling was handed in the case that Pelephone is responsible as alleged in the claim, on grounds of misleading conduct under the Consumer Protection Law and on grounds of bad faith in conducting negotiations, and this, with regard to the period up to the date of the certification of the claim as a class action (March 2014). In accordance with the ruling and a previous decision in the case, the next stage in the hearing of the case will be the question of the alleged damage.	124

C.	November 2012	Customer v. Pelephone	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone allowed unlawful charging of subscribers for mobile content services that were not ordered, by the content service company, E-interactive.	107

[45]	For information concerning reporting policies and materiality, see section 2.18.

Chapter A (Description of Company Operations) to Periodic Report for 2018

	Date	Parties	Court	Type of Action	Details	Amount of claim NIS million
D.	November 2013	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.

The claimants allege that Pelephone does not grant the same perks to all its customers, thereby distinguishing between those customers that they allege Pelephone considers to be highly valuable and others, which they claim is in breach of Pelephone’s license and the law. They also request as remedy that Pelephone refrain from granting such perks. A stay was ordered for hearing the case for six months in order to enable the Ministry of Communications to formulate its position on the matter following the RFI hearing that the Ministry is conducting.

In July 2018, a hearing was held in which the parties completed their arguments and are now awaiting the court’s decision.

300

E.	February 2014	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone acted in a manner that amounted to harassment of a large consumer public by making repeated telephone calls aimed at recruiting customers. The grounds for the claim are breach of statutory duty, negligence, violation of privacy and lack of good faith in negotiations.	The amount of the claim is not specified.

F.	July 2014	Customer v. Pelephone and three other cellular companies.	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone, together with three other mobile telephony companies, registered subscribers for content services without obtaining their consent and in contravention of the law, and thereby creating a “platform” for iQtech Group to unlawfully charge tens of thousands of people for content services.	Approximately 100 with regard to the mobile telephony companies and 300 against all the defendants.

G.	May 2015	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone does not offer “Walla Mobile” tracks to all its existing customers and those who join are subscribers who want to transfer to a different track, and that this in in violation of the provisions of the license that obligates equality, and thereby it misleads its customers. The proceedings in the case were consolidated with another case (section D above) due to the similarity between the proceedings. In July 2018, a hearing was held in which the parties completed their arguments and are now awaiting the court’s decision.	The amount of the claim is not stated, but the application is estimated to be in millions of shekels.

H.	October 2016	Customer v. Pelephone, Partner and Cellcom	District (Lod)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that the defendants do not allow their subscribers to make full use of their overseas package and this through discriminatory terms under which the package can be used for a very short period (between one week to one month only) and that at the end of that period, the unused balance of the package expires and no reimbursement is given. The claim is waiting for the Ministry of Communications to file its position regarding the dispute between the parties.	The amount of the claim is not stated, but is estimated in the tens of millions of shekels.

I.	December 2016	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimant alleges that, due to a fire that broke out in one of Pelephone’s switching systems, damages were caused to the public for reasons of breach of statutory duty, misleading conduct under the Consumer Protection Law, negligence and unjust enrichment and breach of the duty of good faith.	70

Chapter A (Description of Company Operations) to Periodic Report for 2018

	Date	Parties	Court	Type of Action	Details	Amount of claim NIS million
J.	April 2017	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify as a class action.	The claimant alleges that the Defendant changed, unilaterally and without consent, the terms of the agreement between it and the claimant, and others like her, by allowing continued internet use once the internet usage limit was reached, instead of blocking it, despite Pelephone’s announcement on this matter.	80

K.	October 2016	Customer v. Pelephone, Partner and Partner	Central District	A financial claim filed with a motion to certify as a class action.	The plaintiff claims that the Defendants make unlawful use of their customers’ location data, thus violating the agreements with them, the operating licenses and various laws, including the Protection of Privacy Law.	850

L.	March 2018	Customer vs Pelephone, Golan Telecom, Cellcom and Hamilton	Central District	A financial claim filed with a motion to certify as a class action.	The claimants allege that the defendants marketed and/or provided mobile radio service to mobile devices manufactured by Xiaomi, from which it was not possible to call emergency numbers in Israel.	65

M.	November 2018	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify as a class action.	The claimants allege that, due to disruptions that occurred in Pelephone’s network, the defendant is required to compensate its customers for breach of contract with the customers, as well as a breach of the provisions of its license and various laws, including the Communications Law.	200

N.	December 2018	Customer v. Pelephone	Central District	A financial claim filed with a motion to certify as a class action.	The claimant alleges that Pelephone uses information it has on the location of its subscribers for its business needs, and sends them text messages regarding the sale of relevant services for their location, thereby violating the Protection of Privacy Law.	The amount of the claim is not stated, but the claim is estimated at millions of shekels.

3.16.2	Legal proceedings that ended during the Reporting Period

	Date of filing of the action	Parties	Court	Type of Action	Details	Amount of the original claim NIS million
A.	Sept 2017	Customer v. Pelephone	District Court (Nazareth)	A financial claim filed with a motion to certify as a class action.	The plaintiff argues that Defendant fails to block access to foreign internet browsing services for its subscribers who did not purchase a package for web-browsing abroad or who asked for voluntary access to the surfing services, and that it charges these subscribers retroactively when they purchase a web-browsing package and after accumulating a debt for browsing services. The plaintiff argues that Pelephone therefore practices unjust enrichment. In June 2018, the Court approved the applicant’s withdrawal of the motion to certify a class action, struck the petition, dismissed the plaintiff’s personal claim and ordered the proceeding closed.	262.5

Chapter A (Description of Company Operations) to Periodic Report for 2018

3.17	Business strategy and goals

Pelephone’s strategic goals are to continue the growth of its customer base while promoting and marketing integrated communication packages and synergies with the Group’s companies, further development of network innovations and technologies, and providing excellent service. Further streamlining and improvement of the cost structure.

3.18	Anticipated developments in the coming year

In 2019, a number of factors are expected to affect Pelephone’s activities, the main ones being:

3.18.1	To continue competition and to increase added value for the customer.

Pelephone expects that in 2019 subscriber churn will continue and competition will focus on increasing added value and browsing volume in the packages offered to the customers.

3.18.2	Cellular network and product innovations

In 2019, Pelephone expects to continue investing in its cellular network and establishing its position as a high speed, top quality and cutting-edge network. Concurrent with investments in the network, Pelephone is expected to continue promoting a number of services and products that will enable an increase in revenues and increase its image advantage over the competitors: Cyber, IOT, Big Data, and PTT services and to continue focusing on large-scale launches of devices.

3.18.3	Increase in subscriber consumption of Pelephone services

Pelephone expects that as a result of the increase in browsing volume offered in its packages, the upward trend of online data communications consumption will continue.

3.18.4	Digital transformation

In 2019 Pelephone is expected to continue to develop and expand its online service and sales channels.

3.18.5	Frequencies Tender

A tender is expected to be conducted in 2019 for allocation of additional frequencies to the cellular operators. For further information, see section 3.8.2.5.

3.18.6	Synergies with the Group’s subsidiaries

In 2019, Pelephone is expected to implement synergy with the Group’s subsidiaries. For further information, see section 1.8.

Pelephone’s above assessments of developments during the year to come are forward-looking information as defined in the Securities Law. These assessments are based, inter alia, on the state of competition in the cellular sector, the existing regulatory situation and the manner in which innovative changes are implemented in regulation. These assessments may not materialize or may materialize in a manner materially different from that described, depending, inter alia, on the structure of competition in the market, changes in consumption habits of cellular customers, technological and regulatory developments in the sector.

3.19	Discussion of Risk Factors

Risk factors deriving from the macro-economic environment, the unique qualities of the sector in which Pelephone operates, and risk factors specific to Pelephone.

3.19.1	Macroeconomic risks

Exposure to changes in exchange rates – Pelephone is exposed to exchange rate risks as most of its terminal equipment, accessories, spare parts and infrastructure equipment are purchased in USD, whereas Pelephone’s revenues are in NIS. Erosion of the NIS against the USD may affect Pelephone’s profitability if it is unable to adjust selling prices at short notice.

3.19.2	Sector-specific risks

3.19.2.1	Investments in infrastructure and technological developments – the cellular market in Israel and worldwide is characterized by substantial capital investments in the deployment of infrastructure. The frequent technological changes in infrastructure and terminal equipment and the fierce competition in various market segments impose a heavy financial burden on the companies operating in the market, requiring them to update their infrastructure technology from time to time.

Chapter A (Description of Company Operations) to Periodic Report for 2018

3.19.2.2	Competition - the cellular market in Israel is highly saturated and fiercely competitive with a large number of operators, and is exposed to risks resulting from technological and regulatory developments. The costs of establishing, maintaining and operating a mobile telephony network pro rata to the number of subscribers is expected to be higher for Pelephone due to the fact that it does not operate under a network sharing model.

3.19.2.3	B. Customer credit – Pelephone’s sales of terminal equipment are mostly credit-based. Most of this credit, which is not covered by either insurance or sureties, is exposed to risk. It is noted that the credit is spread among a large number of customers and Pelephone’s collection mechanisms are efficient and competent.

3.19.2.4	Regulatory developments – the industry in which Pelephone operates is subject to legislation and standardization relating to issues such as the environment, increased competition, tariffs, product warranty and repair, etc. Regulatory intervention in the industry may materially impact Pelephone’s structure of competition and operating costs.

3.19.2.5	Electromagnetic radiation – Pelephone operates hundreds of broadcasting facilities and sells electromagnetic radiation emitting terminal equipment (see Section 3.13). Pelephone is taking measures to ensure that the levels of radiation emitted by these broadcasting facilities and terminal equipment do not exceed the radiation levels permitted in the Ministry of Environmental Protection guidelines (the levels adopted are based on international standards). Even though Pelephone acts in accordance with the Ministry of Environmental Protection guidelines, if health risks are found to exist or if the broadcasting sites or terminal equipment are found to emit radiation levels exceeding the permitted radiation standards, thereby constituting a health hazard, this may have an adverse effect due to reduced consumption of Pelephone’s services, difficulty in renting sites, compensation claims for physical and property damages in substantial amounts and attempts to exercise the deeds of indemnity deposited with the planning authorities with respect to section 197 of the Building and Planning Law. Pelephone’s third-party liability policies do not currently cover electromagnetic radiation.

3.19.2.6	Site licensing – establishing and operating cellular antennae require building permits from various planning and building committees, a process that involves, inter alia, obtaining several approvals from State entities and regulatory bodies. For further information regarding the difficulties Pelephone encounters when erecting and licensing sites, see section 3.14.3. These difficulties may impact the quality of the existing network and especially the deployment of the new network.

3.19.2.7	Serious malfunction of information and engineering systems - Pelephone provides its services through various infrastructure systems, including switches, data communications and access transmission networks, cables, computer systems, physical infrastructures and others (the “Systems”). Pelephone’s business is highly dependent on these Systems. Pelephone has backup systems for some of these Systems, however in the event of damage to some or all of the Systems, whether due to a large-scale technical malfunction, natural disaster (such as an earthquake, fire, etc.), or damage to physical infrastructures (such as the introduction of viruses and cyber attacks as set out below), significant difficulties may arise in providing of services, including in the event that Pelephone is not able to restore the Systems quickly.

3.19.2.8	Information security, customer data protection and cyber risks - as a leading cellular company that provides service to hundreds of thousands of customers, Pelephone is a target for cyber attacks aimed at harming the use of information systems or the information itself. Such attacks or hacking may cause interruption of business, theft of information/money, damage to reputation, damage to systems and information leakage.

Pelephone experiences cyber attacks that it handles through the operation of information security systems to protect against unauthorized hacker access to the network and/or critical systems. Pelephone supervises the implementation of its defense policy, which includes testing of its effectiveness and readiness. As part of this, Pelephone conducts various test scenarios and attack exercises (including through external companies specializing in this area).

Chapter A (Description of Company Operations) to Periodic Report for 2018

Notwithstanding Pelephone’s investments in means for reducing such risks, it cannot guarantee that these measures will succeed in preventing damage and/or disruption of the Systems and the information linked to them.

3.19.2.9	State of emergency - during an emergency, legislative provisions and certain provisions of the cellular license empower competent authorities to take necessary measures for ensuring the security of the State and/or public safety, including: obligating Pelephone (as a mobile telephony license holder) to provide services to the defense forces, the appropriation of engineering equipment and facilities belonging to Pelephone, and even to take control of the system.

3.19.2.10	Shortage of frequencies - for further information regarding the frequency shortage, see section 3.14.1.2.

3.19.3	Pelephone’s risk factors

3.19.3.1	Property risks and liabilities – Pelephone is exposed to various property risks and liabilities. Pelephone employs the services of an external professional insurance consultant specializing in this field. Pelephone has insurance policies that cover the regular risks to which it is exposed with restriction on the terms of the policies, such as various property insurances, various liability insurances, loss of profit cover, third-party cover and officers liability insurance. Nonetheless, Pelephone’s insurance policies do not cover certain types of risk, including certain faults arising from negligence or human error, radiation risks, terror, etc.

3.19.3.2	Serious malfunctioning of the cellular network – Pelephone’s cellular network is deployed throughout the country via core network sites, antenna sites and other systems. Pelephone’s business has absolute dependence on these systems, which are often, sometimes temporarily, in a state of partial survivability. Wide scale malicious damage or malfunction might adversely affect Pelephone’s business and results.

3.19.3.3	Damage by force majeure, war, catastrophe - any damage to the switching farm and/or servers used by Pelephone for its core activities could have an adverse effect on Pelephone’s business and its results.

3.19.3.4	Legal proceedings – Pelephone is a party in legal proceedings, including class actions, which may result in it being liable for material amounts that cannot presently be estimated and no provision has been made in Pelephone’s financial statements for these proceedings. Class action suits may reach high amounts, since a major part of the residents of Israel are Pelephone consumers, and a claim relating to a small amount of damage to a single consumer could grow into a material claim against Pelephone if certified as a class action applicable to all or a large proportion of those consumers.

3.19.3.5	Substantial suppliers and customers - for information regarding agreements with substantial suppliers and customers, see sections 3.10 and 3.15 above. Some of Pelephone’s material agreements, including with its material customers, are limited in time. There is no certainty that these agreements will be renewed at the end of their term or that options granted to customers for their extension will be exercised. Furthermore, Pelephone may be dependent on certain suppliers as specified in Section 3.10 above.

3.19.3.6	Labor relations - Pelephone has a collective agreement with the New General Federation of Workers and with the employees’ committee that applies to most of its employees. The collective labor agreement may reduce managerial flexibility and incur additional costs for Pelephone (see Section 3.9.4). In addition, implementation of workforce programs may cause labor unrest and harm Pelephone’s current operations.

3.19.3.7	Frequency spectrums - 850 MHz, 1800 MHz and 2100 MHz The frequencies are exposed to interference and could impair the service quality of the networks operated by Pelephone. The factors that could cause interference include the fact that the 850 MHz frequency is also used for terrestrial television broadcasts by television stations in the Middle East on the same frequency, causing interference in Pelephone’s 850 MHz UMTS/HSPA network. Furthermore, the Jordanian networks also use the same 2100 MHZ frequency range that Pelephone uses and in view of the limited cooperation between the operators in Jordan and Pelephone, this could have an effect.

For further information regarding the implications of switching frequencies in the first Giga spectrum, see Section 3.8.2.4.

Chapter A (Description of Company Operations) to Periodic Report for 2018

The chart below grades the impact of the foregoing risk factors on Pelephone’s operations, as assessed by Pelephone’s management. It should be noted that Pelephone’s assessments of the extent of the impact of a risk factor reflect the scope of the effect of such risk factor, on the assumption that it the risk factor will be realized and the foregoing does not express an assessment or give weight to the chances of its realization as aforesaid. The order in which the risk factors appear above and below is not necessarily based on the extent of the risk.

Summary of risk factors - cellular telephony

Effect of risk factor on Pelephone’s activities as a whole Risk factors
	Major	Moderate	Minor
Macro risks
Exposure to changes in the currency exchange rate.		X

Sector-specific Risks
Investments in infrastructures and technological changes	X
Competition	X
Customer credit		X
Regulatory developments	X
Electromagnetic radiation			X
Site licensing		X
Severe malfunctions in information and engineering systems	X
Information security, customer data protection and cyber risks	X
State of emergency	X
Shortage of frequencies		X

Pelephone’s risk factors:
Severe malfunctions in the communications network			X
Serious malfunctioning of the cellular network	X
Damage from natural elements, war, disaster	X
Legal proceedings		X
Substantial suppliers and customers		X
Labor relations	X
Frequency spectrums	X

The information contained in Section 3.19, and Pelephone’s assessments of the effect of the risk factors on its operations and businesses is forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, Pelephone’s assessments of the market situation and its competitive structure. Actual results may differ significantly from these assessments if a change occurs in any of the factors taken into account in the assessments.

Chapter A (Description of Company Operations) to Periodic Report for 2018

4.	Bezeq International – International telecommunications, Internet and NEP services

4.1	General

4.1.1	Operating segment structure and changes

Bezeq International operates in a number of key areas: providing ISP services; international telecommunications services; domestic telephony services; NEP services; as well as providing ICT (infrastructure and communication technologies) solutions and data transmission and PBX services.

Bezeq International’s international telecommunications services, similar to those of its competitor international operators, are provided primarily via the domestic networks of the Company and of HOT and the cellular networks, for connecting the subscriber to the international exchange network. For information regarding the hearing announced by the Ministry of Communications concerning new regulation of the international telecommunications market see section 4.11.5.2.

4.1.2	Legislative and statutory restrictions applicable to Bezeq International

Bezeq International’s segment of operations is primarily regulated by the Communications Law and its regulations, and the ITS licenses granted to Bezeq International (see sections 4.11.1 and 4.11.2).

For key regulatory developments applicable to Bezeq International, see section 4.11.5.

4.1.3	Changes in the volume of activity and profit

For information regarding changes in the volume and profitability of Bezeq International’s operations, see sections 1.5.4.3 and 4.3.

4.1.4	Market developments and customer characteristics

The international telephony market in Israel has in recent years seen a decline in call volume, (incoming and outgoing), mainly due to the service bundles offered by the cellular companies that include international calls as well as the multiple free applications that enable calls via the web. In 2018, there was a significant erosion in the international call market.

In 2018 the internet access market recorded negative subscriber recruitment rates, primarily due to the entry of online television operators (OTT) that market “triple” packages containing internet provider and infrastructure services, in addition to television services. Furthermore, many subscribers switched from retail market packages to wholesale market packages. At the same time, as a result of the increase in traffic and bandwidth demand due to a change in the subscriber usage mix (primarily real time viewing and listening), Bezeq International is required to increase its operating capacity and international capacity for which it purchases usage rights (for further information concerning Bezeq International’s other infrastructure providers see section 4.9.2).

4.1.5	Main entry and exit barriers

4.1.5.1	The main entry barrier of the international call market is the need for an ITS license under the Communications Law and investment in infrastructure (the volume of investments in infrastructure is lower than the volume of investments in a domestic carrier or cellular infrastructure), which is affected by frequent technological changes. However, change in the licensing policy, as set forth below, and expansion of the use of VoIP technology in this field, significantly reduces the effect of these barriers.

4.1.5.2	The main entry barrier into the data and internet services market stems from the need for investments in infrastructure (international capacity, access to the internet network) and broad service capabilities.

4.1.5.3	The main exit barriers for these markets are long-term agreements with infrastructure suppliers and long-term return on investments. Furthermore, Bezeq International is committed to providing service to its customers throughout their contract period.

Chapter A (Description of Company Operations) to Periodic Report for 2018

4.1.6	Alternatives for Bezeq International products and the international telecommunications market competition structure and applicable changes

In the international telecommunications market, VoIP technology enables transmission of international calls over the internet for users of this technology, and for TDM network users, through software products (such as Skype) and services of overseas communication providers, and the attractive cost of these services (including the lack of user fees) has led to steady growth in the number of users, and as a result, to a decline Bezeq International’s revenues. At the same time, there are currently more than ten international telecommunication operators on the market that have ITS licenses from the Ministry of Communications for providing Bezeq International services.

For information regarding the hearing announced by the Ministry of Communications concerning new regulation of the international telecommunications market see section 4.11.5.2.

4.1.7	Structure of competition in the sector and applicable changes

In the internet service provider (ISP) sector, some 80 companies have so far been granted ISP licenses, among them holders of special licenses for providing these services and special general licenses authorizing them to provide international call services, domestic operator services and MRT services.

For further information regarding competition in the sector, see section 4.6.

4.2	Products and services

Description of the main products and services provided by Bezeq International.

4.2.1	Internet services

In the internet services sector Bezeq International provides Internet service provider (ISP) services for private and business customers, including requisite terminal equipment and support over DSL based transmission, configuration and cable infrastructure. and access services to the Company’s internet infrastructure (as part of the wholesale market); hosting services offering site and server storage services at a designated installation, including value added services (such as monitoring and control); information security services; internet and LAN network connection security using required terminal equipment or software, including monitoring; data services including international IP based data communication solutions for business customers with global deployment; and high speed Wi-Fi services, including public hotspots; Bezeq International also began in 2018 marketing packages that include DBS’s Sting TV, an internet based television services platform (together with internet access services).

Bezeq International provides these internet services primarily via its exclusive wholly-owned Jonah submarine cable between Israel and Italy, launched in December 2011. Bezeq International is the only provider among ISPs operating in Israel to own a submarine cable.

4.2.2	Voice (telephony) services

In the voice services sector Bezeq International provides international direct dialing (IDD) services to business and private customers; toll-free dialing overseas for business customers; international call hubbing and routing services - transferring international calls between foreign telecommunication providers (worldwide); phone-card services enabling prepaid and postpaid dialing from Israel overseas and from abroad to Israel, and the 1809 service that allows dialing from Israel to other countries. Furthermore, Bezeq International provides domestic telephony services.

4.2.3	International data services

Providing international data communication solutions for business customers including customized global deployment.

The services are provided via Bezeq International’s submarine cable and the optic cables deployed from Israel to Europe over which Bezeq International has long-term user rights, and through its business partnerships with leading global telecom providers such as British Telecom, which provide its customers access to their sophisticated global network services.

Chapter A (Description of Company Operations) to Periodic Report for 2018

In addition to the foregoing services, Bezeq International offers ITS licensees to provide Bezeq International’s services and ISP licensees the use of its international capacities (through leasing or by purchasing indefeasible rights of use), over Bezeq International’s submarine cable, and the user rights it acquired in European terrestrial infrastructures and in other international networks.

4.2.4	ICT solutions for business customers

Bezeq International provides ICT (Information and Communication Technology) solutions for business customers. Customer ICT solutions include extensive communications solutions such as server and web hosting services (“Hosting Services”), technical maintenance and support services, system and networking services, security and risk management services, IP based services, cloud computing services, online backup services, and sales of equipment. Bezeq International has adopted a comprehensive solution model with a single contact person, fully responsible for all services (one service provider, one responsibility).

PBX services (exchanges)

Bezeq International markets and maintains communication systems and PBX exchanges, telephony networks and IP communications, mainly for its business customers. As part of its service contracts, Bezeq International provides maintenance services for various PBX exchange manufacturers. These services are given for gateways, PBX exchanges and network end points (NEP) for lines used as both internal and external lines.

4.3	Revenues

Breakdown of Bezeq International’s revenue (in NIS millions):

	2018	2017	2016
Voice services	225	268	325
% of total revenue	16.2%	17.44%	20.99%
Business internet and telecommunication services (ISP, PBX, ICT, data)	1,166	1,269	1,223
% of total revenue	83.8%	82.56%	79.01%
Total revenue	1,391	1,537	1,548

4.4	Trade receivables

Bezeq International is not dependent on any single customer and it does not have one customer that provides 10% or more of its total revenues.

Breakdown of revenue from private and business customers (in NIS million):

	2018	2017	2016
Revenue from private customers	542	563	570
Revenue from business customers	849	974	978
Total revenue	1,391	1,537	1,548

4.5	Marketing, distribution and service

Bezeq International has sales channels for the private market, including customer recruitment and retention call centers, a country-wide direct sales network (providing “door to door” and point of sale services), a technical support and customer service network and a distribution channel system that includes external marketing and dealership centers. The business market sales channels include customer recruitment centers and business and administration service and solution centers for business customers. In addition, the Company sells Bezeq International services as part of joint service bundles (see Section 1.7.2.2).

Chapter A (Description of Company Operations) to Periodic Report for 2018

4.6	Competition

4.6.1	ISP Services

4.6.1.1	The market is saturated with competitors, the main ones being Bezeq International, Cellcom, Partner and Hot Net.

Bezeq International estimates that its share of the ISP market at September 31, 2018 is 38.2%.46

4.6.1.2	Competition in 2018 was reflected in price erosion.

4.6.1.3	Developments in 2018:

A.	Strengthening the service bundle sales trend, particularly due to the expansion of the wholesale sales model operations (provider + infrastructure) in 2018.

B.	Continuing the increasing trend in sales of added value services such as anti-phishing, ransom attack and other cyber protection services.

C.	Due to market saturation, emphasis is given to strengthening customer loyalty.

D.	The entry of Internet TV operators (OTT), which market “triple” packages that include, internet provider services and infrastructure, in addition to television services, in an inseparable service package.

4.6.2	International telephony services

4.6.2.1	As of the end of 2018, there are more than ten players in the market (including Bezeq International, Cellcom, Partner, Golan Telecom and HOT Mobile).

Bezeq International estimates that its market share for outgoing international calls at December 31, 2018 is 23.3%, a decline compared with its market share of 25.6% at December 31, 2017.47

4.6.2.2	General characteristics of competition in 2018:

A.	In 2018 the market decreased the number of call minutes (see section 4.1.4), among other things, due to an increase in the use of the WhatsApp application for making calls.

B.	Competition is focused on specific population sectors.

C.	The product is a commodity.

4.6.3	Communication solutions for the business sector

4.6.3.1	In the ICT sector Bezeq International competes with competitors such as Binat, Teldor, IBM and others. In 2018 Bezeq International continued to establish its position in the ICT market and gained recognition and endorsement from leading global suppliers in the market.

4.6.3.2	NEP services - the traditional telephone exchange sector includes a large number of competitors and fierce competition that has given rise to erosion of service prices.

[46]	Bezeq International’s estimate of its market segment in the internet access sector is based on a calculation of the ratio between the number of subscribers it has, and the total number of ISP subscribers (based on the Company’s public data and estimated data of HOT), as published in the third quarter of 2018. Bezeq International estimates that there has been no material change since these data were published and its market share remains at a similar rate.

[47]	Based on Ministry of Communications publication of figures for outgoing calls.

Chapter A (Description of Company Operations) to Periodic Report for 2018

4.6.4	Bezeq International promotes its business with emphasis on differentiating it from its competitors as the owner of its own international infrastructure (Jonah cable) for its customers’ traffic providing high quality browsing performance, as well as its leading customer service.

4.6.5	The fact that, contrary to some of its competitors, Bezeq International is unable to offer its services as part of a non-detachable communications services bundle, adversely affects its operations.

4.7	Property, plant and equipment

Bezeq International’s property plant and equipment include switching and internet equipment, submarine cable, PBX equipment and leased routers, office equipment, computers, software licenses, and leasehold improvements.

Bezeq International has Veraz SoftSwitch switches. These switches are used to route Bezeq International’s voice traffic. The value-added services, including dialing cards, are based on an intelligent network (IN).

Bezeq International’s technological infrastructures, which support voice, data and internet systems, are deployed at six sites, inside and outside Israel, inter alia, to provide services with high survivability.

Bezeq International has long-term agreements for the lease of the two main buildings in which it is based. With regard to one of the buildings, the lease period is until March 2024, with several exit options for Bezeq International during this period. The lease period of the other building is until December 2019 (with four equal extension options until 2027). Bezeq International has other lease agreements for warehouses (including a main logistics center) and for buildings where it operates the call centers that it uses for its operations.

4.8	Human resources

Breakdown of the Bezeq International workforce in 2017 and 2018:

	December 31, 2018	December 31, 2017
Head office employees	971	1,097
Sales and service representatives	682	767
Total	1,653	1,864

The total number of employees in the foregoing table includes employees in part time positions. Bezeq International’s total employee positions48 as at December 31, 2018 was 1,458 compared to 1,690 as at December 31, 2017.

[48]	Total monthly work hours divided by the standard monthly work hours.

Chapter A (Description of Company Operations) to Periodic Report for 2018

Organizational structure

The following chart presents the organizational structure of Bezeq International as of the date of this report:

On January 1, 2019, the CEO of Pelephone and DBS, Ran Guron, began serving as CEO of Bezeq International (in addition to his position as CEO of Pelephone and DBS), replacing Moti Elmaliach who continues to serve as COO of Bezeq International. Furthermore, some Bezeq International VPs also serve as VPs of Pelephone and DBS.

On January 12, 2016 Bezeq International signed a collective agreement with the New General Federation of Workers and the Bezeq International Workers Committee, the key issues being:

-	The agreement will apply for all Bezeq International employees, other than the executive management (VPs and those who report directly to them) and excluding another group of employees and managers that the parties agreed upon.

-	The period after which Bezeq International’s employees will be considered as tenured is 36 months, with an option for an extending for an additional six months with the Committee’s agreement.

-	The agreement prescribes mechanisms that include the Committee in decision making with regard to the termination of the employment of tenured employees, disciplinary measures imposed against them, and the execution of organizational changes..

-	The agreement also provides for annual wage hikes and other financial benefits (such as subsidies summer camp and welfare activities) to be provided by Bezeq International for its employees during the term of the agreement.

-	The agreement is valid until December 31, 2019. The agreement will automatically be renewed for further terms of 12 months each, unless one of the parties give notice of their intention to change the agreement.

In January 2018, a notice was received regarding a labor dispute at Bezeq International concerning the transfer of control of the Company, similar to notices received regarding labor disputes in the Company and at Pelephone (see Sections 2.9 and 3.9).

For further information concerning to the streamlining and inter-organizational changes at Bezeq International, Pelephone and DBS, notification of a labor dispute with regard to the intention to make structural changes in the Group’s companies, including Bezeq International, and notice of negotiations with the employees’ representatives, see section 1.8.

Chapter A (Description of Company Operations) to Periodic Report for 2018

4.9	Suppliers

4.9.1	Foreign operators

Bezeq International has collaboration agreements with some 200 foreign operators, under which Bezeq International transfers to and from these operators international calls (including outgoing calls from Israel, incoming calls to Israel and calls between various destinations outside of Israel) to some 240 destinations worldwide.

4.9.2	Capacity providers

Bezeq International is dependent upon the Company for domestic capacity to provide its services.

Most of the international capacity that Bezeq International uses is transmitted via its wholly owned submarine cable. As backup, Bezeq International uses capacity purchased from Med Nautilus.

Under its agreement with Med Nautilus, Bezeq International purchased indefeasible rights of use to a particular non-specific part of the communication capacity transferred by the undersea cable system operated by Med Nautilus between Israel and Europe for a period of up to 15 years from the date on which it started using this capacity (with an option to extend the period of use). The periods of use are at least until 2022 – 2027, depending on the date of the start of use of the capacity. Bezeq International paid for these rights of use in a lump sum payment shortly before the date on which it started using the capacity.

4.10	Taxation

See Note 7 to the 2018 financial statements.

4.11	Restrictions and supervision of Bezeq International’s operations

4.11.1	Legislative restrictions

Under the Communications Law, telecommunications operations and provision of telecommunications services, including international telecommunications services and internet access services, require licenses from the Minister of Communications. The Minister is authorized to amend the terms of the license, add to them or detract from them, while taking into consideration, inter alia, the government’s telecommunications policy, interests of the public, compliance of the licensee to provision of services, contribution of the license to competition in the telecommunications industry, and the level of service therein.

The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for violations of the provisions of the law and of orders and directives issued thereunder, and for violation of the terms of the license.

4.11.2	Licenses

On February 21, 2016 Bezeq International’s license was amended by the General Director of the Ministry of Communications and was replaced by a unified general license for providing telecommunications services (“Unified License”).

The Unified License, which is valid until May 2, 2025, covers all the services that Bezeq International was permitted to provide to date.

Pursuant to Ministry of Communications requirements, Bezeq International provided a bank guarantee of NIS 5 million in compliance with the terms of the Unified License.

4.11.3	On July 9, 2014, the Minister of Communications granted Bezeq International the powers pertaining to land that are listed in Chapter 6 of the Communications Law, including access to land for the purpose of laying and maintaining a network (see section 2.16.5).

4.11.4	Interconnect payments

With regard to interconnect fees paid to domestic carriers and mobile telephony operators, see section 1.7.4.1.

Chapter A (Description of Company Operations) to Periodic Report for 2018

4.11.5	Key regulatory developments

4.11.5.1	For possible changes in the communications market that could also affect Bezeq International as a consequence of policy to increase competitiveness, see section 2.16.4.1.

4.11.5.2	In 2013 the Ministry of Communications announced a hearing with regard to reregulation of the international telecommunications market. Originally the proposed regulation enabled any fixed-line domestic operator or mobile telephony operator to provide international telecommunications services as part of the service bundles they offer to their subscribers, with conditions, as well as international data transmission and configuration services. Decisions adopted subsequent to this hearing, if adopted, could have material effects on the structure of competition in the international telecommunications sector, and Bezeq International is unable to estimate the extent of such effects, which depends, inter alia, on the type of decisions that will be made following the hearing (if any).

4.11.5.3	For further information regarding the decisions adopted with regard to the wholesale market that also affect the segment of operations, see section 2.16.4.

Chapter A (Description of Company Operations) to Periodic Report for 2018

4.12	Legal proceedings[49]

During its normal course of business, legal claims have been filed against Bezeq International, including motions to certify class actions.

4.12.1	Pending legal proceedings

	Date	Parties	Court	Type of Action	Details	Amount of claim NIS million
A.	November 2011	Customer v. Bezeq International	District (Central)	Civil class action	According to the plaintiffs, during October 2011, Bezeq International failed to provide its internet customers with the browsing speed it had undertaken in the contract. The plaintiffs claim refund of the monthly fees and compensation for mental anguish. On March 13, 2016, the court certified the claim as a class action. The parties have filed summations in the case and now await a ruling.	120

B.	October 2012	Customer v. Bezeq International and other international operators	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimant alleges that Bezeq International discriminates between different customers, and provides identical service packages at different prices to different customers, in contravention of the terms of its license. The court suggested that the plaintiffs consider withdrawing the motion to certify, but the latter rejected the suggestion. The parties have filed summations in the case and now the case is awaiting a ruling on the motion to certify the claim as a class action.	Not noted.

C.	January 2015	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.

They claim that the Moreshet content filtering services that Bezeq International provides for its religious and traditional sector customers, for a fee, do not protect users from offensive content and that their exposure to such content caused them harm. It is further claimed that Bezeq International must compensate the customers who purchased content filtering services and who were not offered the basic filtering service which is provided free of charge.

In April 2018, the court partially certified the claim as a class action (the part relating to additional compensation in the amount of NIS 1,000 for each pupil in the schools that use the website filtering software that was removed).

Approximately 61 with the addition of NIS 1,000 for each of the members of the class (every pupil in the Israeli education system).

D.	Sept 2016	Customer v. Bezeq International and other international operators	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimants contend that Bezeq International charges excessive and unreasonable rates in contravention of section 17 of the Communications Law, for outgoing international calls.	Not noted.

Chapter A (Description of Company Operations) to Periodic Report for 2018

4.13	Goals, business strategy and expected development

Bezeq International set itself the goal of continuing to lead the basic internet services market in Israel for private and business customers, while maintaining its revenues in its traditional markets:

4.13.1	To continue its leadership in the internet access market with emphasis on further differentiation of Bezeq International based on its network performance, cyber protection and the quality of the customer services it provides.

4.13.2	To intensify and expand its cloud-based solutions.

4.13.3	Establishing Bezeq International’s status as the leading ICT player in Israel, and engaging in large-scale projects in the security and public sectors.

4.13.4	To increase customer satisfaction by strengthening and expanding service openings (automated services, social networks, etc.).

These objectives may not materialize or may materialize in part only, due to regulatory changes that could harm Bezeq International’s ability to provide solutions for existing or changing market requirements, and due to all the other risk factors described below.

4.14	Discussion of Risk Factors

Description of the risk factors deriving from the macro-economic environment, from the unique characteristics of the sector in which Bezeq International operates, and Bezeq International’s company specific risk factors:

4.14.1	Changes in currency exchange rates

The primary currency in which Bezeq International operates is the NIS. The majority of Bezeq International’s revenues is from customers in Israel. On the other hand Bezeq International uses services from providers worldwide and pays them for these services in foreign currency, primarily in USD. Changes in the exchange rates of the currencies in which Bezeq International operates against the NIS exposes it to rate differentials on the gap generated, which could adversely affect its profitability by increasing financing expenses, as well as its cash flows. As there isn’t a big gap between the currency linked income and expenses, exposure to this risk is not material. To protect itself against currency exposure, for specific material transactions, Bezeq International engages in hedging transactions and purchases other financial instruments.

4.14.2	Competition

For information concerning the effect of competition on Bezeq International’s businesses, see section 4.6.

4.14.3	Frequent technological developments and infrastructure investments

Bezeq International’s operations are characterized by frequent technological developments. The development of technologies constituting attractive alternatives to some of Bezeq International’s products (such as WhatsApp and Skype) is likely to have a materially adverse effect on its operations. Furthermore, technological developments require frequent investment in infrastructure. See sections 4.1.6 and 4.1.5.2 above.

4.14.4	Government supervision and regulation

For information relating to the application of the provisions of the law and licensing policies and their effect on Bezeq International, see section 4.11. Certain regulatory changes applicable to Bezeq International could have an adverse effect on its results and operations.

4.14.5	Intra-organizational information security

Bezeq International operates information security systems to protect against information leakage or unauthorized hacker access to the network and/or critical systems. A hacking event may impair performance or adversely affect the Company’s business, disclose sensitive information, and even expose the Company to financial sanctions and legal proceedings.

Chapter A (Description of Company Operations) to Periodic Report for 2018

4.14.6	Legal proceedings

Bezeq International is party to legal proceedings, including class actions, some of which could result in its being required to pay substantial sums that, in the opinion of its legal counsel, could require the use of Bezeq International’s financial resources. A provision has been made in the financial statements of Bezeq International and the Company for such proceedings. For information concerning legal proceedings to which Bezeq International is a party, see section 4.12.

4.14.7	Failure of Bezeq International’s systems and cyber attacks

For details regarding this risk factor, see section 2.20.11, which is relevant for the risk factor also applying with regard to Bezeq International.

4.14.8	Labor relations

Bezeq International has a collective agreement with the New General Federation of Workers and with the employees’ committee that applies to most of its employees. Implementation of the collective agreement could impact Bezeq International’s ongoing operations. In addition, implementation of workforce programs may cause labor unrest and harm Bezeq International’s current operations.

The table below demonstrates the effects of the foregoing risk factors on Bezeq International’s operations, as assessed by its management. It should be noted that Bezeq International’s assessments with regard to the extent of the effect of a risk factor reflect the extent of effect of such risk factor, based on the assumption that the risk factor will be realized and the foregoing does not express an assessment or give weight to the chances of its realization as aforesaid. The order in which the risk factors appear above and below is not necessarily based on the extent of the risk:50

Summary of risk factors - international telecommunications, internet and NEP services

Effect of risk factor on Bezeq International’s operation
	Major	Moderate	Minor
Macro risks
Exposure to changes in currency exchange rates			X
Sector-specific Risks
Increasing competition		X
Investments in infrastructure and technological changes		X
Government supervision and regulation	X
Special risks for Bezeq International
Intra-organizational information security		X
Exposure in legal proceedings		X
System failure and cyber attacks	X
Labor relations	X

The information contained in section 4.14 and Bezeq International’s assessments of the effect of the risk factors on its operations and businesses is forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, Bezeq International’s assessments regarding the market situation and the structure of competition in it, and possible developments in the market and in the Israeli economy. Actual results may differ significantly from these assessments if a change occurs in any of the factors taken into account in the assessments.

[50]	See footnote שגיאה! הסימניה אינה מוגדרת.37.

Chapter A (Description of Company Operations) to Periodic Report for 2018

5.	DBS – Multi-channel television

DBS, also known by its commercial name “yes”, is a wholly owned subsidiary of the Company, that provides multi-channel satellite and online television transmissions (OTT) and other services to subscribers in Israel and Judea and Samaria, and owns broadcasting rights for content purchased from third parties and productions in which it invests.

DBS is the only company currently holding licenses (which are not exclusive) for multi-channel satellite television broadcasting in Israel.

5.1	General information about the area of operations

5.1.1	Structure and changes in segment of operations

5.1.1.1	There are several operators in the subscriber television broadcasting sector operating in a number of key categories:

A.	Broadcasting licensees under the Communications Law operating in the multi-channel television sector, are DBS and HOT that provides cable television services and has a pronounced monopoly under the Antitrust Law in the multi-channel television broadcasting sector (“the Broadcasting Sector”). For further information regarding regulation applicable to the foregoing broadcasting licensees, see section 5.15. DBS and HOT provide linear channel broadcasts (in this chapter also known as “Channels”) and VOD services (regarding regulations in DBS’s VOD services, see section 5.15.10).

B.	Online OTT multichannel television providers - Cellcom, Partner, STINGTV (offered by DBS) and Next (offered by HOT, in collaboration, via Rami Levy Hashikma Marketing. These services combine VOD content and linear channel viewing (including the DTT content that is transmitted via the system or online) and can be viewed via various types of equipment/ terminal devices.

C.	Online television content streaming providers - mainly international providers such as Netflix, Apple TV services (that charges per viewing) and Amazon Prime services, which provide VOD content viewing options (as at Reporting Date, some of this content is not translated into Hebrew).

D.	Pirated content providers.[51]

E.	DTT network

A digital terrestrial television broadcasting system (DTT) known as Idan+ through which certain channels52 are broadcast to the public, free of charge. As at Reporting Date, the system is operated by the Second Authority for Television and Radio (the “Second Authority”), regarding which the Minister of Communications and the Minister of Finance may appoint a private operator for its operation, and to which the Council may also grant a general broadcasting license which will be financed from subscription fees or commercials.

The channels are broadcast for a broadcasting fee, however the Ministers of Communications and Finance may decide that the State will subsidize broadcasting fees applicable for subject-based channels and mini niche channels.

[51]	DBS is a shareholder of Zira Ltd., which acts to prevent infringement of video content copyrights over the internet.
[52]	As at Reporting Date the channels broadcasts vial the Broadcasting Corporation (CAN 11, CAN Education and Channel 33), the commercial channels (Keshet and Reshet), Channel 20, Music Channel (Channel 24), Channel 23 and the Knesset Channel (Channel 99). A DTT operator is entitled to broadcast additional channels, including radio channels, thematic channels (for which most broadcasts are devoted to a topic set out in the Digital Television Broadcasting Law, 2012 (the “Broadcasting Law”) and dedicated mini-channels (that comply with conditions relating to special purpose set out in their license or are devoted primarily to one topic).

Chapter A (Description of Company Operations) to Periodic Report for 2018

As of Reporting Date, DTT is an alternative product, in part, to the multi-channel television broadcasts and is a basic broadcasting platform that is offered together with content services of OTT operators (such as Cellcom).

5.1.1.2	Under the Broadcast Distribution Law, a broadcaster whose broadcasts are part of the “open broadcasts” (i.e. television channels transmitted via the digital stations), will provide each content provider[53] consent to the transmit its broadcasts via the Internet free of charge, however, without derogating copyrights and production rights pursuant to the law and subject to certain conditions set out in the law, including obtaining a license from the copyright holders and performers (including through the broadcasting entity). With regard to the commercial channels,[54] the applicability of the foregoing arrangement was deferred for five years (until January 2022), during which special arrangements will apply, including granting a license to any registered content provider that applies for one, at the best price and under the best terms granted by the commercial channel to other content providers under another broadcasting license that is valid when the license is granted, and all as set out in the interim provisions of the Law.

5.1.1.3	HOT, Partner and Cellcom offer their services together with the other media services they provide, including as part of undetachable bundles (such as the Triple bundles providing landline and mobile telephony and TV services). For information pertaining to additional communication services provided by these telecommunication groups, see section 1.7.1.

5.1.1.4	In the reporting year, competition in the sector continued the significant upward trend, mainly due to the establishment of local and international online television service providers, which operate at relatively low prices. These providers that operate via the internet, without requiring designated infrastructures, and as at Reporting Date also without regulatory supervision, have a materially adverse impact on DBS’s competitive position. For further information concerning competition in the sector and the changes that occurred in the Reporting Year, including DBS mode of operations, see section 5.6. For information regarding regulation of broadcasts via new broadcasting technologies, see section 5.15.10.

For information concerning the number of DBS subscribers, see section 5.6.1; for changes in DBS pricing policies, see section 5.2.

DBS estimates that continuation of this intensification of competition could have a significant adverse effect on its operations and results.

This assessment of DBS is forward-looking information, as defined in the Securities Law, based in part on the expected conduct of the various players. This assessment may not materialize, or it may materialize differently than expected, depending, inter alia on the dependence, manner in which these television services develop and become established, the entry of additional players, as well as the question of the application of regulations with respect to these television services.

5.1.2	Legislation, restrictions and special constraints in the segment of operations

Operations of the broadcasting licensees are subject to extensive communications regulation, particularly the Communications Law, a strict licensing and monitoring regime and Ministry of Communications policy decisions. These operations are also under the ongoing supervision of the Council, which sets policy, makes rules and monitors many areas of the sector, including broadcasting content, compliance regarding original Israeli productions, broadcasting ethics, consumer protection and approval of the channels broadcast.

[53]	A content provider is defined in the law as an entity whose primary activity is broadcasting a range of content to the public in Israel (such as DBS), provided that the content is broadcast at its initiative, through an interface under its control, whether the content can be viewed in real time, simultaneously by the public, or whether the content can be viewed at a time and place at the viewer’s demand.

[54]	To the best of DBS’s knowledge, as of Reporting Date, such commercial channels are Channels 12 and 13.

Chapter A (Description of Company Operations) to Periodic Report for 2018

Providing multi-channel television services by non-licensed broadcasters is not subject to the foregoing supervision.

Further to the Minister of Communications decision in 2017 with regard to adoption of most of the recommendations of the advisory committee on the regulation of satellite and cable broadcasting and content, that was published in 2016 (“Broadcasting Council”), and the review of part thereof by special purpose taskforces (which to the best of DBS’s knowledge have not yet submitted recommendations), during the reporting year a number of measures were legislated or are in the process of legislation:55

5.1.2.1	In July 2018, a Communications Law (Telecommunications and Broadcasts) (Regulation of Content Providers) (Amendment No. _), 2018 memorandum (“the Memorandum”) was published. Based on the Memorandum provisions, its goal is to change the regulatory format of the multi-channel television market and adapt it to technological developments, so that regulation will apply to audio-video content providers transmitting content to the Israeli public with total revenue from NIS 350 million, regardless of the type of technology used for transmitting the content, thereby encouraging competition and reducing the regulatory burden. According to the Memorandum, among other things, the basic package will be canceled and license holders will be allowed to offer content packages, provided that any channel offered in the package will also be offered separately, and the existing powers with regard to a basic package will be preserved. At this preliminary stage, DBS is unable to estimate all the impacts of the Memorandum, however, in its opinion, if the Memorandum is enacted as proposed, regulation is expected to apply to both DBS’s satellite operations and its online services. It should be clarified that this is the beginning of a legislative process and there is no certainty that the Memorandum will become binding legislation in its proposed form or at all

5.1.2.2	In February 2018, Amendment No. 44 to the Second Authority Law was enacted, according to which a license holder broadcasting a commercial channel, including a license holder that broadcasts a niche channel, will be under Second Authority supervision and subject to compliance with the conditions set out in the Law. The Law also imposed different regulatory rules on various types of commercial licensees, and empowers the Minister of Communications to decide that these licensees will not be charged transfer fees for a period of five years.

5.1.2.3	In the reporting year, a government bill was discussed in the Knesset, which deals, among other things, with the must sell obligation of sports content, including granting license for the content producers or a significant sports operator to broadcast a sports channel. At the date of the report, DBS is unable to estimate whether the aforementioned bill will be implemented in legislation and in what format, and it is also unable to estimate what effect it will have on DBS’s business.[56]

As the implementation of the Broadcasting Council recommendations, including those adopted by the Minister as aforesaid, require legislative amendments and appropriate regulatory decisions, some of which are still in legislation processes that are not yet concluded, as noted among other things above, as of Reporting Date, the Company and DBS are unable to assess whether these recommendations or legislative efforts will in fact be legislated, in full or in part, or in what format, and they are also unable to assess the effect of such legislative amendments on DBS’s business, if they will be adopted and the format for adopting them.

5.1.3	Changes in the segment’s volume of operations and profitability

For further information concerning the changes in the scope of DBS’s operations and its profitability, see section 1.5.4.4.

[55]	For information regarding additional recommendations of the Broadcasting Council which the Minister of Communications decided to adopt, see the Company’s Periodic Report for 2017.

[56]	Notably, on March 25, 2018, RGE Group Ltd., which operates in Israel’s television broadcasts market (and to the best of our knowledge holds the Sports Channel Ltd. with which DBS entered into agreement for broadcasting sports channels – see Section 5.10.2), petitioned the High Court of Justice against the Council, DBS and Hot to issue an injunction, in part, to abolish the Council’s policy from 2000 regarding the exclusivity given to broadcasting entities, which includes a prohibition on broadcasting the NRK1 channel, according to its definition in the decision, on HOT, without this channel also being broadcast on DBS.

Chapter A (Description of Company Operations) to Periodic Report for 2018

5.1.4	Critical success factors in the segment of operations and changes occurring in it

5.1.4.1	Quality, differentiation, innovation and originality in the content, variety, branding and packaging of its broadcasts.

5.1.4.2	Provision of television services using advanced technologies (with regard to broadcasting technologies, to terminal devices and to user interface).

5.1.4.3	Television services via the internet

5.1.4.4	Offering communication service bundles that including television and other services such as telephony and internet (see section 5.15.9).

5.1.4.5	High level customer services, appropriate foe the type of service.

5.1.4.6	Brand strength and its identification with quality, innovation and industry-leading content and services.

5.1.4.7	Attractive price.

5.1.5	Main entry and exit barriers for the segment of operation

5.1.5.1	The main sector entry barriers are: (a) cable and satellite broadcasting - the need for cable and satellite broadcasting licenses and compliance with the applicable regulatory requirements; (b) the investments required of carriers in the sector, including for acquisition and production of content, and for cable and satellite broadcasting - installation of specific infrastructures; (c) the limited volume and the characteristics of the Israeli market; The scope and level of entry barriers for online television services are significantly lower and is reflected in the increase in the number of such services offered.

5.1.5.2	The main exit barriers are: (a) with regard to licensed broadcasters there are regulatory barriers – termination of operations under the Broadcasting License depends on a decision of the Minister of Communications to cancel the license prior to the end of the license term, under the conditions set out in the license, including arrangements (which could be imposed on the licensee) for ensuring the continuation of broadcasts and services and minimization of harm to subscribers; (b) long-term contracts with important suppliers, and with entities which granted DBS long-term loans.

5.1.6	Alternatives for products in the sector and changes therein

DBS considers the option of receiving multiple foreign channels via inexpensive terminal equipment as an alternative to its services for certain sectors. For further information, see section 5.1.1 below.

5.1.7	Structure of competition in the sector and changes therein

Competition in the television sector is fierce with a relatively large number of players, some of which operate at very low price levels (see section 5.1), increasing the competition in the sector. Increasing the number of subscribers in the current state of competition is mainly possible by recruiting new subscribers from the competitors, requiring substantial resources to be invested in retention of existing subscribers and recruitment of new subscribers.

In the reporting year, Cellcom and Partner, as well as Netflix, became further established in the television sector.

The total market share of the broadcasting license holders, DBS and HOT, is being eroded and DBS’s share is estimated to be 53% of households in Israel. Cellcom’s market penetration rate is estimated to be 8% and Partner’s market penetration rate is estimated to be 5% of the total households in Israel.57 DBS does not have information regarding the number subscribers to the international companies operating in the market or regarding the number of DTT viewers, and it believes that some of them are also subscribers of one of the broadcasting licensees or the cellular companies operating in the sector. DBS estimates that the chances of increasing the total market share of these players is not high due to the fact that a large part of the remaining households are not potential audiences.

For further information regarding competition in the segment, see section 5.6.

[57]	DBS’s assessment of the broadcasting market penetration rates is based on the total number of DBS and HOT subscribers (based on HOT’s reports as of the end of Q3 2018), divided by the total number of households in Israel based on Central Bureau of Statistics data for 2017. Cellcom and Partner’s penetration rates are based on reports and publications issued by these companies concerning the number of subscribers they have as at the end of the third quarter of 2018.

Chapter A (Description of Company Operations) to Periodic Report for 2018

5.2	Products and services

5.2.1	Satellite broadcasting and related services

DBS satellite broadcasts include linear channel broadcasts (approximately 150 channels, of which 30 are HD channels and two 4K channels), as well as radio, music and interactive services.

Furthermore, DBS provides subscribers of its satellite broadcasts (“Satellite Subscribers) online VOD services via the internet (OTT). These services are provided for a service subscription fee (however, at Reporting Date, most subscribers have special offer subscriptions that exempt them from this fee), while some of the content is provided for an additional charge.

Connecting Satellite Subscribers to VOD services requires, among other things, the use of specific types of decoders. In recent years, the number of Satellite Subscribers connected to VOD services and the consumption of VOD services has increased significantly, inter alia, due to the increased supply of available content, increase in available bandwidth at subscribers’ homes and significant increase in use of advanced decoders. For further information with regard to the issue of regulation of DBS’s VOD services, see section 5.15.10 below.

DBS also operates its online OTT yesGo service, allowing Satellite Subscribers to view satellite broadcasts of the channels included in this service, which they have purchased for home television viewing, as well as VOD content, via various terminal devices.

To allow reception of DBS services online, dish antennas are installed on buildings and several types of decoders are installed in the subscriber’s home: decoders enabling reception of SD broadcasts only, and advanced decoders, some of which are PVR converters for recording content, some are HD Zapper decoders for receiving HD broadcasts, and some combine all the foregoing features (HDPVR decoders). DBS also markets state-of-the-art PVR decoders that enable higher resolution viewing, known as 4K or UltraHD.

Most of the PVR decoders also enable MultiRoom service through which, via a home network, content recorded on such decoders can also be viewed through other (HD Zapper or HDPVR) decoders in the subscriber’s home.

The majority of Satellite Subscribers use advanced decoders of various types (HD Zapper, HDPVR, PVR and PVR 4K decoders). For information regarding marketing methods of these decoders see section 5.8.2.

Pursuant to the provisions of the Communications Law, the terms of DBS’s broadcasting license and the Council’s decisions, its satellite broadcasts include a basic package or one of the core packages that every subscriber58 is required to purchase, as well as additional user selectable channels, either as packages or as individual channels.

As at Reporting Date, most of the Satellite Subscribers have a special campaign subscription, the highlights of which are: offering the vast majority of linear channels and VOD service59 at an all-inclusive price that reflects for most Satellite Subscribers a price discount when joining. The high enrollment rate for the special campaign, decreased the average revenue per subscriber (ARPU), and this reduction, together with additional measures (in particular the STING TV service, see section 5.2.2), were intended to help DBS cope with the increasing competition and decrease in the number of subscribers. Continued enrollment for the campaign is expected to cause further decline in the ARPU.

[58]	The basic package is a package of broadcasts with a limited range of channels compared with the basic package that was offered until February 24, 2019, in accordance with the decision of the Minister of Communications, and it is currently offered in accordance with a decision of the Council.
[59]	As at Reporting Date (the terms of the campaign may change from time to time), the campaign does not include certain channels, such as premium sports channels, adult channels and certain VOD content service that require additional payment.

Chapter A (Description of Company Operations) to Periodic Report for 2018

This estimate is forward-looking information as defined in the Securities Law, and is based, inter alia, on the terms of the campaign, DBS’s estimates regarding the rate and manner of enrollment to the campaign, its terms as these may be from time to time, as well as the intensity of competition in the market as it develops. This estimate may not materialize, or it may materialize in a manner that differs significantly from that foreseen, inter alia, considering the foregoing factors and the nature of the competition in the sector, as noted also in this report.

5.2.2	Sting TV Services

In 2017 DBS launched its online television service under the name, Sting TV, which includes linear TV channels and VOD content. The service is based on the Android TV operating system that allows content to be viewed via a streamer, smart TV and other terminal devices. The service is made up of a number of content packages, with each package containing linear channels and VOD content, and subscribers can join one or more of these packages, according to choice. As a rule, this service is relatively low priced compared with services provided under broadcasting licenses and does not include the full range of content offered to the Satellite Subscribers.

The service is primarily digital (subscribing and customer service are via online interfaces), based on subscriber self-installation (if installation of a streamer is required).

5.3	Revenue of products and services

Following is a table containing a breakdown of DBS’ revenues (in NIS millions):

	2018		2017		2016
Revenue from broadcasts and multi-channel television services to subscribers	1,431		1,629		1,715
Percentage of revenue	97	%*	99	%*	98	%*

*	The revenues balance is mainly due to payments from channels for broadcasting by DBS.

5.4	Trade receivables

The overwhelming majority of DBS’s subscribers are private customers. DBS usually engages with its subscribers in subscriber agreements that regulate the rights and obligations of subscribers in their relations with DBS. The subscriber agreement for satellite subscriptions requires approval of the Council, which was obtained. According to the broadcasting license, court approval is also required for uniform contracts for subscriptions (approval that was given in the past and has since expired). DBS applied to the Council to amend the subscribers’ agreement and the license. In its application DBS requested, inter alia, that the provision of the license requiring the court’s approval for uniform contracts be canceled in view of the legislative amendment concerning this issue. As at Reporting Date, the position held by the Council regarding DBS’s application has not yet been received.

5.5	Marketing and Distribution

5.5.1	Marketing of DBS services is by way of publication in the various media. DBS sales to new subscribers are carried out via two key distribution channels (some by DBS employees and some by external resellers.

5.5.1.1	Sales representatives working to recruit subscribers.

5.5.1.2	Call centers that receive telephone inquiries from people interested in joining DBS services, as well as telemarketing campaigns to potential subscribers.

Chapter A (Description of Company Operations) to Periodic Report for 2018

5.5.2	DBS’s sales to existing subscribers are mainly carried out through call centers operated by its employees.

5.5.3	Marketing of the Sting TV services are carried out online (see section 5.2.2), through service call centers and external marketing agents.

5.6	Competition

5.6.1	Competitors in the market

As at Reporting Date there are several competing groups on the market (see section 5.1).

DBS’s main competitors are HOT, which was declared a monopoly in the multi-channel television broadcasting sector and holds the largest share of the market, Cellcom, which holds the largest share of the market among the players that do not have broadcasting licenses, as well as Partner and Netflix.

Over the past year DBS’s share of this market has decreased, mainly due to, among other things, the acceleration of competition as set out in section 5.1.7.

Breakdown of DBS’s subscriber numbers and market shares,60 to the best of its knowledge, as at December 31, 2016, 2017 and 2018:61

2018		2017		2016
Subscribers (in thousands)	Market share	Subscribers (in thousands)	Market share	Subscribers (in thousands)	Market share
574	34%	587	37%	614	40%

5.6.2	Nature of competition today

Competition in the market focuses on broadcasting content, price of services, quality of services, as well as offering of additional services, such as HD and 4K broadcasts, VOD services and state-of-the-art terminal equipment and advanced user interfaces.

Competition also involves offering additional communication services together with video content (for information regarding service bundles offered by HOT, Cellcom and Partner see section 1.7.1) and the increase in the number and establishment of competitors (see section 5.1).

5.6.3	Positive and negative factors that affect Pelephone’s competitive status

5.6.3.1	DBS’s management estimates that DBS has competitive advantages, the main ones being:

A.	The quality and variety of content DBS broadcasts to its subscribers.

B.	The level, quality and availability of DBS’s customer service.

C.	Using the most advanced cutting-edge technology for providing advanced services.

[60]	The estimate of DBS’s market shares in 2016 through 2018 are based on the number of subscribers of DBS, HOT (based on HOT’s reports as at Q3 2018) and of Cellcom and Partner (based on their reports regarding number of subscribers), where the market shares were calculated from the foregoing total number of subscribers of DBS, HOT, Partner and Cellcom (and not from the total number of viewers and subscribers in the market due to lack of actual figures in this regard).

[61]	The number of subscribers is approximate and the market share is rounded. Subscriber – one household or small business customer. In the case of business customers who have more than a minimum number of decoders (such as hotels, kibbutz or gym), the number of subscribers are standardized. The number of business customers who are not small business customers is calculated by dividing the total payment received from all non-small business customers by the average revenue from a small business customer, as is determined periodically. In the fourth quarter of 2018, the formula in the regulation was revised, and as a result the number of subscribers decreased by 7 thousand subscribers as at the fourth quarter of 2018, in part because the average revenue from a small business customer in key campaigns (at least 100 customers per campaign) increased last year, as a result of switching to packages with richer content, at higher cost.

Chapter A (Description of Company Operations) to Periodic Report for 2018

D.	Fostering and promoting the YES brand as a preferred, popular brand with a high level of loyalty.

E.	Marketing of a number of communication features, at varying price levels, offering a variety of content and diverse customer service formats.

5.6.3.2	However, DBS’s competitive operations in the broadcasting sector suffer from inferiority or from adverse factors in a number of areas, the main ones being:

A.	Infrastructure inferiority – DBS’s infrastructure is inferior because satellite infrastructure does not enable bidirectional communications, it does not enable provision of VOD services and does not enable transmission of telephony and internet services, compared with the infrastructures used by HOT, Cellcom and Partner, which enable them to provide these services. For further information concerning STING TV services - see section 5.2.2 above.

B.	Regulatory restrictions -

For information regarding restrictions on marketing joint service bundles see section 5.15.9 below.

For information regarding restrictions under the Commissioner’s conditions for a merger see section 1.1.4 above. These restrictions also apply to DBS’s OTT operations.

For information regarding the competitive inferiority resulting from the absence of regulatory supervision of players who do not have broadcasting licenses, see section 5.19.2.2. The establishment of the wholesale market reform as set out in section 1.7.3 does not allow DBS to purchase services from the Company, and which, particularly if the wholesale market reform includes telephony services, could ease the entry and establishment of new players.

C.	Space segments - The use of space segments involves heavy expenses, is dependent on receiving services from a third party (see section 5.16.1), and is restrictive with regard to the ability to expand the supply of broadcasts (see section 5.7).

5.6.4	Main methods for coping with competition

Below are the main methods used by DBS for dealing with competition:

5.6.4.1	Content – DBS acts to purchase, produce and broadcast high-quality, innovative and diverse content, creating differentiation, by focusing on branding and obtaining first-time content in its broadcasts;

5.6.4.2	Pricing policy - offering a variety of services at various price levels.

5.6.4.3	Offering OTT services (for information regarding STING TV service, see section 5.2.2).

5.6.4.4	Service – DBS places an emphasis on its customer service;

5.6.4.5	Technology – DBS invests in expanding its technological capacities by focusing on providing innovative and advanced services.

5.6.4.6	Branding – cultivation, promotion and differentiation of the YES brand;

5.7	Production capacity

The number of channels that DBS is capable of broadcasting to its Satellite Subscribers depends on the number of space segments uses, its compression capability and the bandwidth required for transmission of each types channel. As at Reporting Date, DBS uses almost all the space segments at its disposal, consequently any increase in the number of channels it broadcasts, particularly of HD and 4K channels that require greater bandwidth and will require additional space segments or improvement of the compression software that DBS uses. Space segments are provided to DBS by Spacecom (see section 5.16.1).

Chapter A (Description of Company Operations) to Periodic Report for 2018

5.8	Property, plant and equipment

Below are the main components of DBS’s property, plant and equipment:

5.8.1	Land

DBS leases several real estate properties for its operations. DBS’s head office and its main broadcasting center are located in rented premises in Kfar Saba, for which the lease term ends in 2024 (with options granted to DBS for extension of the lease, subject to the terms of the agreement, until 2034). The remainder of the lease term for the other premises that DBS leases is between one and a half and four and a half years (these terms are based on the assumption that DBS will exercise the options granted to extend the leases).

5.8.2	Terminal satellite equipment

DBS installs a receiver dish and other terminal equipment in its subscribers’ homes, including decoders enabling reception of broadcasts and smart cards for decoding the encrypted broadcasts. The decoders are leased to subscribers for a fixed leasing fee paid during the entire period the services are received, or are lent to subscribers.

In the Reporting Period DBS purchased HD Zapper and 4KPVR decoders manufactured by Altech Multimedia International (Pty.) Ltd. (“Altech”). The 4KPVR decoders were purchased from Draco Inc. and the HD Zapper decoders were purchased from OSI Maris Ltd (“OSI”), which to the best of the Company’s knowledge is an affiliate of Draco Inc.62. The cumulative purchase volume from Draco and OSI in the Reporting Year amounted to NIS 88 million.

Following Altech’s announcement that it intends discontinuing its decoder manufacturing operations in November 2018, an agreement was signed in July 2018 between DBS, Altech, Draco and OSI (with a commitment to back up Altech’s obligations by a corporation that indirectly holds control of Altech) that, inter alia, regulates the transfer of intellectual property rights for ZAPPER HD decoders and 4K PVR decoders manufactured by Altech to DBS and alternative manufacturers, as well as other obligations by Altech regarding the foregoing orders for decoders and commencement of production of these decoders by an alternative manufacturer. The agreement also included cancellation of the previous agreements for the supply of these models of decoders, as well as a comprehensive and mutual waiver by the parties of claims and lawsuits relating to both models of decoders and the supply agreements.

Furthermore, in July 2018 DBS signed two supply agreements with an alternative decoder manufacturer (Skardin Industrial Corp - “Skardin”) and OSI, according to which Skardin will manufacture (as an alternative manufacturer to Altech) and OSI will import, sell and supply HD Zapper decoders and 4K PVR decoders to DBS. As at the Reporting Date, supply of the these decoders manufactured by Skardin has begun.

DBS is dependent on Skardin as the manufacturer of the decoders. Purchasing decoders of other manufacturers does not necessarily involve, substantial additional costs, however it will require significant preparation for engaging with such other manufacturers (and possibly with another supplier) and modification of new decoders that will be manufactured for DBS’s broadcasting and distribution systems (with regard to a supplier of these services, see section 5.8.5), which could, particularly in the event of short term notice of termination of the contract, cause DBS loss of income. Switching the decoder supplier (OCI) with another supplier is expected to involve a preparatory period that will be required for engaging in alternative contracts and changes in the supply and maintenance system.

5.8.3	Terminal equipment for Sting TV service

Sting TV can be viewed via a wide range of terminal equipment, including via various streamer models. DBS sells a streamer manufactured by Technicolor Delivery Technologies SAS, that is imported by OSI.

[62]	The 4KPVR decoders were purchased under a three-way supply agreement between DBS, Altech and Draco Inc., under which, inter alia, Draco would import into Israel and sell to DBS. Decoders manufactured by Altech, under the terms of the agreement, including terms for decoder repair and support services (for hardware and software), are under the warranty period and terms for decoders (as set out in the agreement) and without. At the end of the reporting year, insignificant quantities of decoders were purchased from another manufacturer, as set out in this section 5.8.2 below.

Chapter A (Description of Company Operations) to Periodic Report for 2018

5.8.4	Broadcasting equipment and computer and communications systems

DBS has its central broadcasting center in Kfar Saba and a secondary broadcasting center close to Re’em Junction from where it transmits its broadcasts. The broadcasting centers operates reception and broadcasting equipment, as well as computer and communication systems. The secondary broadcasting center is operated by a third party which provides services for operating and maintenance of the secondary broadcasting center for DBS under a contract which is valid until the end of 2023 (with DBS having an extension option that can be exercised six months before the agreement terminates).

5.8.5	Operating and encryption systems

DBS purchases from Cisco Group companies (“Cisco”) development, licensing, assimilation, maintenance and warranty services with regard to the operating systems for its broadcasting system and the decoders, and the hardware related to these services, including those connected to the encoding of DBS services, viewing cards that allow the foregoing encoded content to be viewed and applicable licenses for use in the systems and in the decoders, under a frame agreement. These services are also provided with regard to the Sting TV service.

For these services and products DBS pays Cisco one-time payments and periodic payments part of which are in a fixed amount and part are based on the number of active decoders and streamers of each type, and the ratio of part of the payments is fixed in the agreement as minimum annual amounts. The term of the agreement with Cisco is until December 2020 (with an automatic extension mechanism, unless one of the parties decides to end the agreement, subject to prior notice period as set in the Cisco agreement.

DBS is dependent upon the regular supply of these services and products, including integration of the various decoders that DBS uses for the operating system.

In May 2018, Cisco notified DBS about the pending sale of its services for multi-channel television providers operations to a third party, Synamedia, and in October 2018 DBS received notice that the sale of the this operation had been completed and that Cisco was seeking to assign its agreements to Synamedia. As at Reporting Date, the parties are negotiating this request.

5.8.6	Computerized billing system

DBS uses software and computer systems for managing its subscriber agreements, including its billing and collection system. In this context, DBS engaged in agreements with NetCracker Technology Solutions Ltd. and NetCracker Technology EMEA Limited (jointly “NetCracker”).

DBS is dependent upon NetCracker’s system and services due to their importance for managing and monitoring services and content purchased by subscribers and for billing its subscribers. System malfunctions or shutdown of these services to DBS could cause operational difficulties until the fault is repaired or the system/supplier is replaced. As of Reporting Date the current project agreement for services and technical support is until the end of 2019.

5.9	Intangible assets

5.9.1	Licenses

DBS owns the following key licenses:

5.9.1.1	Broadcasting license valid through January 2023[63] – this license is material to DBS’s operations and is the main regulatory permit for its operations (for the conditions of this license, see section 5.15).

5.9.1.2	A satellite television license for broadcasting in the Judea and Samaria region, valid through December 2022, the terms of which are similar to those of DBS’s main broadcasting license, as set out in section 5.9.1.1.

[63]	This after the license was extended by the Minister of Communications in January 2017. At the end of this period the agreement may be extended for additional periods of six years each, subject to the terms of the broadcasting license.

Chapter A (Description of Company Operations) to Periodic Report for 2018

5.9.1.3	License to perform uplink operations (transfer of broadcasts from DBS’s broadcasting center to the broadcasting satellite and implementation of set and ancillary operation activities), which is valid until January 2023[64] or until the end of DBS’s broadcast license, whichever is the earlier. This license is essential for DBS’s operations and is the regulatory permit for the transmission of broadcasting messages from the broadcasting center to the broadcasting satellites and from them to the subscribers’ homes.

5.9.2	Trademarks

DBS owns registered trademarks with the main ones designed to protect its trade name (YES).

5.10	Broadcasting rights

5.10.1	DBS has the broadcasting rights of two types of video content.

Content purchased from third parties, including content and channels, that own the broadcasting rights thereto; DBS is working to adapt, as far as possible, broadcasting rights that it acquired to enable it to broadcast via the various media that it operates, including via the internet;

Content which DBS invests in producing (in full or in part), and in addition to the actual right to include the content in its broadcasts, DBS generally also has rights in such content, at the rates specified in agreements with the producers. In most instances, DBS is also entitled to issue authorizations to use the rights and share the revenues stemming from additional use of the content, in addition to DBS broadcasting thereof

The broadcasting and distribution of content by DBS over various media involves payment of royalties to the owners of copyrights and performance rights to music, sound recordings, scripts and directing of content, and for secondary broadcasting included under the Copyright Law, 2007 (the “Copyrights Law”) and the Performers and Broadcasters Rights Law, 1984. Such royalties are paid to several organizations operating in Israel, for collecting royalties on behalf of the owners of the intellectual property rights, under blanket licenses. Royalty payments under these licenses are, at times, based on a fixed payment and sometimes on various pricing methods, and with respect to some of the organizations, DBS may be required to pay additional amounts as royalties for transmitting content via certain media, and in amounts that DBS estimates are not expected to be material.

This estimate by DBS is a forward-looking statement, based among other things on estimates by DBS, including regarding the amount of use of the content and the positions of the various organizations, and should any of them change, this estimate may change accordingly.

5.10.2	Given the many content providers from which DBS purchases broadcasting rights, DBS does not have a main content provider and is not materially dependent on any single content provider. Nonetheless, as ar Reporting Date, the Israeli sports broadcasting sector is dependent on acquisition of broadcasting rights of local sports channels (which are broadcast as part of the base package and separately) from Sport Channel Ltd. and Charlton Ltd.,, which have a long term agreement. The fees under these agreements are based (other than the exceptions stipulated in these agreements) on a fixed monthly payment, according to the number of subscribers to DBS’s broadcasts.

5.11	Human resources

5.11.1	Organizational structure

DBS is divided into various departments, each headed by a VP, who are members of DBS management.

[64]	After the license was extended by the Minister of Communications in January 2017.

Chapter A (Description of Company Operations) to Periodic Report for 2018

(*)	The Internal Auditor is an employee of Pelephone.
(**)	The head of the Customer Division is the Deputy CEO.

In August 2018, Pelephone’s CEO, Ran Guron, began serving as CEO of DBS (in addition to his position as CEO of Pelephone, and more recently also as CEO of Bezeq International).

Some of the current VPs in DBS also serve as VPs of Pelephone and Bezeq International.

5.11.2	DBS personnel by division

	Number of employees
	December 31, 2018	December 31, 2017
Head office employees	492	503
Customer Division	1,040	1,177	*
Total	1,532	1,680

*	Including Sales Division staff, which during the reporting year was merged with the Customers Division.

The total number of employees in the above table includes employees employed in part time positions. The total number of employee positions at DBS at December 31, 2018 was 1,370.

5.11.3	Bonuses and Nature of Employment Agreements

DBS is party to a collective agreement between the New National Labor Federation (the representative labor union at DBS) and the DBS workers’ committee from 2016. The agreement is in force for three years (from September 2016) and thereafter will automatically be renewed for further period of 12 months each time, unless one of the parties give notice of their intention to change the agreement. The agreement applies to all DBS employees (other than a certain number of employees and managers from department head and higher rank). The agreement provides, among other things, the periods after which DBS employees will become tenured employees, mechanisms for involving the Workers Committee in decision making concerning employment and termination of the employment of tenured employees at DBS, as well as annual wage increments and other general benefits DBS will grant to its employees during the term of the agreement.

DBS employees are employed under personal employment agreements, on the basis of a monthly salary or an hourly wage, with some of the employees also entitled to performance-based compensation. The employment agreements are generally for an undefined period, and each party may terminate the agreement by prior notice in accordance with the agreement or the law.

Chapter A (Description of Company Operations) to Periodic Report for 2018

Following the announcement by the National Labor Federation in November 2017 of a labor dispute and the intention to strike, which, according to the announcement, is due to the proposed structural reforms and changes in DBS, that includes proposed layoffs, a special collective labor agreement was signed in January 2018. Under the special collective labor agreement, the parties will act to implement the structural reforms and changes according to a mechanism set up in the collective agreement.

For further information concerning to the streamlining and inter-organizational changes at DBS, Pelephone, and Bezeq International, the June 2018 notification of a labor dispute with regard to the intention to implement structural changes in the Group’s companies, including DBS, and the November 2018 announcement of negotiations with the employees’ representatives, see Section 1.8.

On March 14, 2019, DBS signed a collective arrangement with the National Federation of Labor and the Workers’ Association with regard to streamlining and synergy procedures, from June 1, 2019 through December 31, 2021 (the “Arrangement”). The Arrangement stipulates, among other things, that DBS will be entitled to terminate employment of up to 325 employees during the years of the Arrangement and that a one-time grant will be given to employees who will not be included in the retirement plan. The estimated cost of the Arrangement is NIS 68 million, assuming that DBS exercises all its rights for such streamlining and compliance with the conditions for granting additional economic benefits to the employees. In addition, the Arrangement stipulates that DBS is also entitled to streamline by not recruiting new staff, in place of employees whose employment is terminated. DBS’s estimates regarding the cost of the Agreement are forward-looking information, as defined in the Securities Law, which are based, among other things, on DBS’s assumptions regarding the realization of the streamlining plan and other conditions set out in the agreement. These estimates may not materialize, or may materialize differently from those anticipated, among others depending on the actual implementation of the streamlining plan, taking into consideration DBS’s needs and its ability to realize its plans and meet the additional conditions set out in the Agreement.

5.11.4	Employee compensation schemes

DBS customarily awards its officers and managers, as well as some of its employees, annual bonuses based on attaining goals and performance assessment.

5.12	Suppliers

For a description of the engagement with Spacecom, see Sections 5.7 and 5.16.1.

For a description of the agreements with the decoder suppliers, see Section 5.8.2.

For a description of the agreement with Cisco, see Section 5.8.5.

For a description of the agreement with NetCracker, see Section 5.8.6.

With regard to the purchase of the broadcasting rights to local sports channels, see Section 5.10.2.

5.13	Financing

DBS has bank loans to a balance of NIS 20 million as at December 31, 2018 and debentures that are listed for trading on the TASE Institutional system, the balance of which is NIS 8 million.

DBS’s main sources of financing are shareholders’ loans or investments from the Company. In February 2019, the Company approved a credit facility or a capital investment in DBS up to a total amount of NIS 250 million over a period of 15 months.

5.14	Taxation

In 2016, a tax assessment agreement was signed between the Company, DBS and the Tax Authority and in this regard, a tax decision was given, due to a Stage A assessment that is not in the agreement, that was issued to DBS for 2010-2011 and the objection submitted by DBS. Furthermore, DBS’s deductions assessment for 2013-2015 was signed in January 2018. For further information, see Note 7 to the 2018 financial statements.

Chapter A (Description of Company Operations) to Periodic Report for 2018

5.15	Restrictions and supervision applicable to DBS

5.15.1	General

DBS’s operations, as a holder of a broadcasting license, are regulated by and are subject to an extensive system of laws that apply to the satellite and cable broadcasting sector, including primary legislation (and specifically the Communications Law and subsequent regulations), secondary legislation (including the Communications Rules), as well as administrative directives and Council decisions.

Additionally, DBS’s operations are subject to the provisions of its licenses, and particularly the broadcasting license.

5.15.2	Eligibility requirements for satellite broadcasts licensee, cross-ownership restrictions

The regulations of the satellite broadcasting license place various restrictions on a licensee, including eligibility requirements that relate to the holdings of the owner of the license and the interested parties, directly and indirectly, in the licensees under the Second Authority Law65 and the owners of daily newspapers.

5.15.3	Tariff control

The broadcasting license provides provisions regarding the types of fees the licensee may collect from its subscribers for services provided under the license, and those fixed in DBS price list. The vast majority of the Satellite Subscribers subscribe to campaigns offering DBS services, including various combination content packages, related services, and receipt and installation of terminal equipment, at prices below the listed price. For further information regarding the campaign that applies to most of the Satellite Subscribers, see section 5.2.

The vast majority of subscribers join special offers, which offer the services of DBS, including different combinations of content packages, related services, as well as the receiving and installation of terminal equipment at prices which below the listed price for all components of the special offer and they appear in the DBS price list. The Council chairperson may intervene in campaigns or reductions offered by DBS if he/she finds that they are misleading to the public or discriminate between subscribers.

Under Section 6(49) of the Communications Law, the license may stipulate maximum prices that can be charged to subscribers. At the date of this report, no such prices had been set. In addition, the Minister may fix the price of the basic packages.

In 2016, the Council’s decision regarding its policy on special offers and applicability of transparency provisions came into effect. For details of this decision, see immediate reports dated February 15, 2016 and March 23, 2016.

5.15.4	Obligation to invest in local productions

Under the provisions of the broadcasting license and the Council’s decisions, in 2018 and 2019, DBS is required invest an amount no less than 8% of its revenue from subscription fees66 in local productions, and according to the Communications Regulations and the decisions of the Council, DBS is required to invest various amounts of such investments in different genres of local productions.

In December 2018 the Council decided to defer until 2020 applicability of its previous decision according to which the obligation to invest in local productions would increase to 9%. The Council further decided that in 2019 it will hold a further discussion to review the prevailing legislative status and the financial situation of the license holders, including the formula fixed in the decision for the rate of investment and will issue provisions if it deems fit.

5.15.5	Requirement to transmit channels

In accordance with the requirements under the law and license, DBS is required to allow the producers of channels set out in the law to use its infrastructures to transmit broadcasts to its subscribers, and this in exchange for payment (“Transmission Fee”) to be determined in the agreement, and lacking agreement - in exchange for a payment to be determined by the Minister, after consulting with the Council, while mini niche channels are exempt from paying Transmission Fees to HOT and DBS. In February 2018, an Amendment to the Law was passed regulating the Minister’s power to require that broadcasts by small providers be transmitted in accordance with the Second Authority Law (that do did not have designated licenses prior to the amendment to the Law), while taking under consideration the satellite capacity of satellite broadcasting licensees.

[65]	As at Reporting Date, the operations of these entities (in the cable broadcasting sector and under the Second Authority Law) are regulated through licenses and not franchises.

[66]	Based on DBS per hour viewed revenues, including revenues from terminal equipment and installation, and pursuant to the Council’s decision, also from VOD services.

Chapter A (Description of Company Operations) to Periodic Report for 2018

5.15.6	Content of the broadcasts and obligations with respect to subscription

The broadcasting license sets out provisions that relate to the content of DBS’s broadcasts, including an obligation to obtain the Council’s approval of the channels broadcast by DBS. The Communications Law forbids holders of broadcasting licenses to broadcast commercials, other than a few exceptions.

The broadcasting license also includes provisions regarding the subscriber service terms, including discrimination prohibition.

5.15.7	Ownership of broadcast channels

Pursuant with the Communications Rules, DBS, including its affiliates as defined in the Communications Rules, may own up to 30% of the domestic channels it broadcasts (compared with the 20% applicable to HOT.) DBS is restricted under the Communications Law from owning a new program producer.

5.15.8	General provisions regarding the broadcasting license

The Minister and the Council have parallel authority to amend the broadcasting license. The Minister was authorized to cancel or postpone the broadcasting license for causes set out in the Communications Law and the broadcasting license. The Communications Law and broadcasting license stipulate restrictions on the transfer, attachment and encumbrance of the broadcasting license and any of the assets of the broadcasting license. The broadcasting license requires receipt of the approval of the Minister for specific changes in the holding of the means of control in DBS and imposes a reporting requirement regarding the holders of the means of control; hurting competition by way of an agreement, arrangement or understanding with a third party in terms of provision of broadcasts and services is prohibited, unless approved in advance and in writing by the Council; the obligation to file reports to the Ministry of Communications was defined as well as conditions regarding the regulation of the activity of the licenses; an obligation was stipulated to provide bank guarantees to the Ministry of Communications in the amount of NIS 30 million (principal) (as at Reporting Date, NIS 40 million).

5.15.9	Offering service bundles

Under the broadcasting license, DBS may offer joint service bundles that include service provided by the Company and service by DBS, subject to obtaining Ministry of Communications approval (and if no objections are raised within the period specified in the license, such approval will be deemed granted) and subject to conditions, the most important of which are the “unbundling” obligation, and the existence of a corresponding bundle marketed by a licensee that is unrelated to the Company (see section 1.7.2.2). A joint service bundle that includes the Company’s internet infrastructure service only, does not require Ministry of Communications approval and the unbundling obligation does not apply.

With regard to conditions published by the Commissioner with regard to the merger of the Company and DBS, see section 2.16.8.3.

DBS believes that in view of the development of competition between the communications groups and the growing importance of the supply of comprehensive communications services (see section 1.7.1), particularly the competition between it and HOT, Cellcom and Partner that are not subject to such restrictions, if the restrictions with regard to the Company’s collaboration with DBS (see section 1.7.2.2) remain in place, the adverse impact of such restrictions on DBS’s results may increase.

5.15.10	Regulation of the transmission of video content via the internet

DBS assumes that the VOD services that it provides via the internet (see section 5.2.1) are not subject to the prevailing regulations applicable to multi-channel satellite television broadcasts or other regulations under the Communications Law, similar to the current regulatory situation for online television services (such as those offered by Cellcom, Partner and by DBS regarding its yesGo and StingTV services). Nonetheless, from the Council’s various decisions (also see section 5.15.3) it appears that the Council believes it is authorized to also regulate DBS’s VOD services.

Chapter A (Description of Company Operations) to Periodic Report for 2018

For information concerning the Minister of Communications decision with regard to the recommendation of the Broadcasting Council on the issue of regulation of transmission of content via the internet, and the Memorandum regarding regulation of audio-visual content providers in Israel, see section 5.1.2 above.

If the foregoing regulation of the transmission of video content via the internet will be implemented, it could affect the foregoing services provided by DBS.

DBS’s estimates in this instance are forward-looking information, as defined in the Securities Law, based in part on the Broadcasting Council’s recommendations and the decision of the Minister of Communications relating to the Council’s decisions and the wording of the proposed legislation. There is no certainty that this matter will be regulated by legislation and regulation in general, and in the manner recommended in particular. These assessments may not materialize or may materialize differently from that expected, among other things, depending on how the recommendations of the Broadcasting Council are actually applied, the Council’s decisions, the Minister of Communications decisions and the legislative amendments that will be formulated as a consequence.

5.16	Material Agreements

Following is a brief description of the main points of the agreements likely to be considered as material agreements not in the ordinary course of DBS’s business, which have been signed and/or are valid in the period of the Periodic Report:

Space segment leasing agreement67

5.16.1	Under the 2013 agreement with Spacecom Communications Ltd. (“Spacecom”),[68] as amended, DBS leases Amos satellite space segments (“Spacecom Agreement”). The term of the Spacecom Agreement is until 2028 (subject to the early termination options as set out below).

Under the provisions of the Spacecom Agreement, DBS leases space segments on the satellites, Amos 369 (the estimated end of life of which is at the beginning of 2026), Amos 7, in which Spacecom owns the right to lease space segments under its agreement with the owner of the rights in this satellite, and which was leased to DBS until February 2021, while Spacecom undertook to exercise the option granted by the owner of the rights in the satellite, to extend the lease for an additional year, if by the deadline for exercising this option it becomes clear that it will not be able to position Amos 8 by February 2021.

According to the Spacecom Agreement, Spacecom has undertaken to make the best possible efforts to position a new satellite, Amos 8, by February 2021, in which case as of that date, DBS will lease space segments on Amos 3 and Amos 8 and after the end of Amos 3’s life, only on Amos 8. As Amos 8 will not be positioned until February 2022, DBS will lease space segments on Amos 3 until the end of its life, and will have the right, if it so chooses, to lease space segments on Amos 8 as soon as it is positioned.

[67]	These estimates concerning the delivery dates of the satellites, their launching and positioning in space, commencement of the satellite operations and end of their useful life, the number of segments leased and the effects of these aspects are forward-looking information, as defined in the Securities Law, based among other things on the information given by Spacecom to DBS and which, in part, is not in the control of Spacecom, and is dependent on its engagements with third parties. Consequently, these estimates may not materialize or may materialize in a manner significantly different from that expected, inter alia, depending on conditions relating to the launching of satellites, commencement of satellites operating, conditions required for their proper running and the end of the life expectancy of existing satellites, and other external factors (including third parties) that impact their operation and the operations of Spacecom and the state of its business.

[68]	A company that, at the time the Spacecom Agreement was engaged, was controlled by Eurocom Communications, the controlling shareholder of the Company (indirectly). To the best of the Company’s knowledge and based on information provided to the Company by Eurocom Communications, as at Reporting Date, the relationship between Eurocom Communications and Spacecom has been severed, as the Court appointed a receiver for the Spacecom shares held by Eurocom Communications (“Spacecom Shares under Receivership”). Furthermore, in view of the fact, as the Company was informed, that the value of the collateral held by the receiver, including the value of the Spacecom Shares under Receivership, does not exceed the amount of the debt due to which the receiver is appointed.

[69]	As informed by Spacecom, the Amos 3 satellite is experiencing battery malfunction (as set out in the amendment report to the Transaction Report, which is presented by way of reference in this section below).

Chapter A (Description of Company Operations) to Periodic Report for 2018

Leased space segments - throughout the term of the Spacecom Agreement (and subject to non-availability incidents) DBS will lease 12 space segments from Spacecom on the relevant satellites, according to distribution as set in the Agreement, for the various periods. The agreement also regulates the availability of alternative segments to the leased space segments during the term of the agreement, under the terms and restrictions set in the agreement. In the event that Amos 8 is not positioned by February 2022, DBS will lease ten space segments on Amos 3 (subject to the foregoing, if Amos 8 will be positioned later).

In April 2018, DBS began to lease from another positioner on Amos 7 in place of a space segment on Amos 3, pursuant to an amendment to the Spacecom Agreement, which is valid until September 2019.70

Cost of leasing - the estimated total nominal cost for the duration of the term of the lease (from 2017) is USD 263 million, reflecting an average annual cost of USD 21.9 million, subject to discount and reimbursement mechanism as set out in the Spacecom Agreement.

Early termination of the Agreement - the Spacecom Agreement provides a right for early termination without cause, subject to prior notice of 12 months and payment of a consideration based on a mechanism set out in the Agreement. The right for early termination was also provided for a delay in the agreement for the building of Amos 8 coming into effect, and for early termination at the end of Amos 3 useful life, due to unavailability of Amos 8 satellite, without requiring payment of any compensation and according to the conditions set in the agreement.

For further information concerning the Spacecom Agreement, see Transaction Report and Notice Regarding the Convening of a Special General Meeting of the Company dated February 16, 2017 (as well as an amended report to the Transaction Report dated March 26, 2017) and an immediate report on the results of the Company’s general meeting dated April 3, 2017, noted here by way of reference.

Amos 8 - for further information concerning cancellation of the agreement that Spacecom engaged in for the construction of the Amos 8 satellite, according to Spacecom’s notification regarding its reviewing of alternatives to the building of Amos 8 following notice received from a government agency regarding the State’s intention to position a satellite, the appointment of an independent committee of the Company’s Board of Directors to explore the various alternatives available to DBS, and the termination of the foregoing committee’s activities, see Chapter A of the Company’s Periodic Report for 2017, its updates in the revised Chapter A of the Periodic Report attached to the Company’s third quarter report for 2018, as well as the immediate report issued by the Company on December 17, 2018.

In December 2018, after receiving the recommendations of the independent committee, Spacecom was notified that DBS would not amend the Spacecom Agreement and reserves its right not to lease space segments on the Amos 8 satellite in the event of any delay in positioning it as aforesaid. In view of this, DBS will continue to explore the various alternatives available to it.

DBS estimates that, taking into account, among other things, the cancellation of the agreement for the construction of Amos 8, positioning of Amos 8 is not expected to be executed by February 2022, in which case DBS will lease space segments on Amos 3 only, as set out above. Leasing of space segments on Amos 3 only, which is expected to be without the advantages of this satellite, and leasing of only ten space segments on Amos 3, unless agreement is reached with Spacecom regarding the leasing of two additional segments on Amos 3 (for further information concerning these matters see section 5.19.3.3).

5.16.2	Leasing fees in 2018 amounted to NIS 78 million.

5.16.3	DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, which is also responsible for operation of the space segments. For information concerning exposure to risks in the event malfunction or unavailability of any of the satellites, see section 5.19.3.3. For information concerning the dependence on Spacecom, see section 5.19.3.5.

[70]	It was agreed that the replacement would not derogate the option of shutting down one of the Amos 3 positioners during the Eclipse.

Chapter A (Description of Company Operations) to Periodic Report for 2018

5.17	Legal proceedings[71]

5.17.1	Pending legal proceedings

	Date	Parties	Court	Type of Action	Details	The amount of the claim
A.	June 2014	Customer and apartment building representatives vs. DBS	District (Tel Aviv)	A financial claim filed with a motion (consolidated) to certify it as a class action.

It is claimed that DBS unlawfully charged residents in apartment buildings (subscribers and non-subscribers of DBS) for the electricity consumption for the satellite dishes and/or amplifiers and/or other devices that DBS uses, that are located on these apartment buildings. The applicant has petitioned the court, inter alia, to order DBS to refund to the members of the group, the amount collected for electricity consumption as aforesaid.

The second lawsuit (that was originally filed with the District Court in Haifa, and was moved for hearing before the District Court in Tel Aviv in September 2014) includes a claim that DBS installed equipment in apartment buildings that operate on electricity and according to their claim, DBS connected the outside equipment without approval and consent of the apartment buildings in which the equipment was connected to the communal electricity and also consumed electricity without paying for it.

In October 2015, the court ruled to consolidate the proceedings in both motions for certification and filing of consolidated statements. In December 2016, the claimants’ request for interlocutory remedies against DBS regarding the disconnection of subscribers who refuse to bear the electricity costs and the signing of intermediate representatives on agreements to bear these expenses, was struck.

In July 2018, the court certified the claim as a class action, and ruled that there is prima facie cause for the representatives of the households in the buildings in which the representatives signed any from that lacks the explicit consent to bear the monthly cost of the shared electricity consumption for the broadcasting equipment.

In December 2018, the parties filed a notice to the court that they had reached an agreement in principle to end the proceedings by way of a settlement.

Pursuant to the motion filed by the parties, at the end of December 2018, the Supreme Court approved deferral of the date for submission of motions for leave to appeal (if a settlement agreement is not signed or approved) until April 1, 2019.

In March 2019, the parties filed a motion in the court to certify the compromise settlement they had signed at a cost that is insignificant to DBS.

An amount of NIS 80 million is for monetary and non-monetary damages allegedly caused due to the electricity consumption for DBS systems and an injunction ordering DBS to install electricity meters for measuring the electricity consumption of DBS’s systems, at a cost estimated in the motion of NIS 44.6 million.

B.	Sept 2014	Customer v. DBS	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	A claim regarding electronic advertisements sent by DBS to its customers, allegedly in contravention of Section 30A of the Communications Law, in breach of DBS’s license and breach of the agreement between DBS and its customers. The applicants petitioned the court for relief for the inconvenience caused to the customers of DBS, harassment, loss of time, etc. and relief in an amount that will be determined at the court’s discretion, for enrichment of DBS as a result of sending these messages.	NIS 402 million (with additional relief to be determined at the court’s discretion).

[71]	For information concerning reporting policies and materiality, see section 2.18

Chapter A (Description of Company Operations) to Periodic Report for 2018

	Date	Parties	Court	Type of Action	Details	The amount of the claim
C.	July 2015	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.

A claim of discrimination of DBS customers who are not offered or given the best terms or the lowest price for the services they received from DBS; a claim of discrimination against new DBS customers over existing customers who are eligible for receiving a campaign or benefit for joining DBS; and a claim of discrimination of new members who are acquainted with the company’s employees, over other new members. This, according to the allegations, is contrary to DBS obligation under its license and by law to refrain from discriminating with regard to the price for the services it provides. The applicant requests that DBS will compensate members of the group for the monetary difference between the price that each of them actually paid to DBS for the services, and the lowest price they could have paid for those services. In addition, the applicant requests that the court order DBS to offer and provide its services to everyone requesting its services at the same terms and to publish them in its various publications. In September 2015, following the filing of another motion to certify a class action against DBS which engages as alleged, in price discrimination, the court held that the two actions will be defined as related cases and in November 2015 the court ordered the consolidation of two motions to certify.

With the consent of the parties the court decided to suspend the hearing of the case due to the simultaneous suspension of corresponding cases against other defendants, while there is a pending motion to transfer the hearing on the petitions to another court, as aforesaid.

In its decision of March 2018 to certify the procedural arrangements, the court ruled that the proceedings against all the communications companies, including the television companies and the motions against DBS, will be consolidated and heard together, and set procedures for examining the motions for certification. Furthermore, after the parties to the proceedings submitted their summations to the court, in July 2018, a hearing was held on all the motions for certification filed against all the communications companies, during which the court recommended that the plaintiffs consider withdrawing the motions for certification with compensation, and ruled that, if the recommendation is not accepted by September 2018, the court will hand its ruling on the motions for certification. In November 2018, as no further notification was filed in the matter, the court ruled that the case would be passed on for a ruling on the motions for certification.

The applicant does not specify the amount of the claim, but the extent of the damage is estimated to be tens of millions of shekel.
The amount of the second claim is estimated by the applicants to be NIS 13 million plus monetary damages as will be awarded by the Court,

Chapter A (Description of Company Operations) to Periodic Report for 2018

	Date	Parties	Court	Type of Action	Details	The amount of the claim
D.	December 2015	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.

A claim that DBS and HOT operate illegally by providing their customers with premium content services, (as part of the VOD service of DBS and HOT), that is provided under transactions for fixed periods and automatically renewable, while charging their customers for the service unilaterally, without the clients’ consent and in violation of the law. Thus, allegedly, they charge their customers illegal amounts and while enriching themselves unjustly.

According to the court’s decision, the settlement arrangement reached by the parties and the motion to certify it was published in May 2018 in the press and on the Internet. According to the principles of the settlement agreement, DBS will open a designated channel for those entitled to the benefit, for three months.

In December 2018, the Attorney General filed an objection to the settlement arrangement in its current format. In February 2019, DBS and the applicant filed responses to the Attorney General’s position.
In February 2019, the court ordered the Company to file a notice regarding the possibility of making a change in the text that appears on the TV screens for purchasing the channels relevant to this proceeding. In March 2019, DBS filed notice stating that it agrees to change the text that appears on the purchase screens, and reserves the right to change this text, provided that the other terms also clarify that the purchase of the channels relevant to the proceeding is an ongoing transaction. In March 2019, the court ruled that its decision to certify the settlement arrangement would be handed and sent to the parties.

The applicants do not explicitly mention the amount of the claim, but believe that the conduct described provides DBS and HOT annual income of tens of millions of shekels.

E.	April 2016	Customer v. DBS	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	In April 2016, a claim was filed against DBS in the Tel Aviv District Court together with a motion to certify it as a class action. According to the claimants, who are DBS subscribers, the condition included in the agreement between DBS and its customers, which allows a subscription to be put on hold for a limited period thus avoiding the payment of a subscription fee for this period, and provided that the freeze is for a period of at least 30 days (“the Condition”) is a discriminatory condition and is unreasonable in a standard contract. Furthermore, the claimants contend that DBS allows customers to have their subscription frozen for shorter periods if they make the request by phone - which the plaintiffs argue misleads consumers and is unfair conduct and, among other things, is in breach of the provisions of the Contracts Law, the consumer protection laws and Unjust Enrichment Law and not in court.	The claimants have asked the court to order the cancellation of the Condition of the agreement and alternatively to determine that DBS’s conduct as described above is misleading and not in good faith. The court was also petitioned to instruct DBS to compensate the subscribers who are members of the group in the total amount of NIS 736 million .

Chapter A (Description of Company Operations) to Periodic Report for 2018

	Date	Parties	Court	Type of Action	Details	The amount of the claim

F.	June 2017		Investigation of the Israel Securities Authority		For further information concerning the investigation launched by the ISA in June 2017, and as part of which the former CEO and former CFO of DBS, among others, were questioned, see section 1.1.5.

G.	June 2017	Shareholders of the Company
		v. the Company, the Chairman of the Board of Directors of the Company, members of the Board of Directors of the Company, as well as companies of the Eurocom Group and against the CEO of the Company and the CEO and CFO of DBS.	District Court (Economic Department) in Tel Aviv	Motion to certify a class action	For further information concerning the motion to certify a class action that was filed, inter alia, against the former CEO and former CFO of DBS in connection with a transaction from 2015, under which the Company acquired from Eurocom D.B.S. Ltd. the balance of DBS shares held by it, and concerning a transaction to acquire shares of the Company held by Eurocom, see section 2.18.H.

H.	July - August 2017	Shareholders of the Company v the Company and DBS	District Court at Tel Aviv – Yafo	A motion for discovery of documents prior to filing a motion for certification of a derivative action under Section 198A of the Companies Law; which was filed pursuant to an investigation by the Israel Securities Authority.	For further information concerning motions filed by Company shareholders to the Tel Aviv District Court (Economics Division) in July 2017, which were consolidated in 2018 under a single motion for discovery of documents prior to filing a motion for certification of a derivative claim under Section 198A of the Companies Law, against the Company and DBS, and to disclose certain documents relating to an interested party transaction between DBS and Spacecom from 2013, as amended in 2017 (the Spacecom Agreement), see section 2.18.I(b).

Chapter A (Description of Company Operations) to Periodic Report for 2018

	Date	Parties	Court	Type of Action	Details	The amount of the claim
I.	December 2017	Holders of B Communications securities, originally against B Communications and its officers. Under the amended claim, DBS, and officers (present and former) of DBS and of the Company, inter alia, were among the defendants that were attached for the first time. The Company itself was not attached to the proceeding	A Court in the State of New York USA	Motion to certify a class action	For further information concerning the motion to certify a class action that was filed, inter alia, against the former CEO and former CFO of DBS in connection with a transaction from 2015, under which the Company acquired from Eurocom D.B.S. the balance of DBS shares held by it, and concerning a transaction to acquire shares of the Company held by Eurocom, see section 2.18.J.	*
J.	June 2018		District Court (Economic Department) in Tel Aviv	Motion for discovery and perusal of documents under section 198A of the Companies Law	For further information regarding a motion for discovery of documents prior to the filing of a motion for certification of a derivative claim pursuant to Section 198A of the Companies Law, which were filed by shareholders against the Company, DBS, the former controlling shareholder of the Company, Mr. Shaul Elovitch, and his son, Mr. Or Elovitch (“Elovitch “), for the delivery of documents and information in connection with the breach of the duties of trust, loyalty, fairness by Messrs. Elovitch with regard to the sale of the Company’s shares on February 2, 2016 by B Communications, see section 2.18N.

Chapter A (Description of Company Operations) to Periodic Report for 2018

5.17.2	Legal proceedings which ended during the reporting period or by the date of publication of the report

Date of filing of the action	Parties	Court	Type of Action	Details	Cumulative amount of claims (NIS million)
March 2017	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.

The claimant alleges that DBS was in breach of the agreement with its customers and the terms of its license issued by the Ministry of Communications when it discontinued broadcasts of the Children’s Channel on January 1, 2017, and instead started to broadcast a channel called Yes KIDZ.

In May 2017, DBS received a letter from the Council with regard to the termination of the proceeding against the substituting of the Children’s Channel, in which the Council stated that DBS had complied with the Council’s decisions on this matter, and that the response offered by the Company “provides a worthy alternative for the channel that was discontinued”. On October 4, 2018, the court approved the claimant’s withdrawal of the motion for certification.

Not noted.

Chapter A (Description of Company Operations) to Periodic Report for 2018

5.18	Goals and Business Strategy

5.18.1	DBS’s goals are to maintain its market share and customer base, while maintaining its business and competitive position in the sector and continuing its streamlining measures.

5.18.2	To achieve these goals, along with efforts to reduce costs, DBS intends to invest considerable effort in marketing and sales, and in appropriate marketing strategy designed to continue attracting subscribers; and to retain existing customers; continually improve the array of services to subscribers; improving the added value offers to customers; creating differentiation and innovation in its broadcasting content, to increase the amount of content purchased by each subscriber and expand DBS’s value-added services, and to invest in the development and integration of advanced technologies and new services. These efforts include DBS’s drive to increase the rate of penetration of advanced services, including the PVR decoders and VOD and HD services among its subscribers as well as to also provide its content on additional platforms, such as yesGo and StingTV (see sections 5.2.1 and 5.2.2), in a way that will increase DBS revenues and subscriber loyalty to DBS’s services (for information regarding the staggered switch to OTT see section 5.18.4).

5.18.3	DBS’s foregoing goals are forward-looking information, as defined in the Securities Law, based on forecasts by DBS’s management, current trends in the broadcasting market and DBS’s assessment regarding competition in the broadcasting sector, and the regulation which applies and which will apply to DBS and other players, taking into account the restrictions that apply and will apply to the Company, and which affect DBS. However, the forecasts of DBS’s management, its preparations and goals may not materialize, or may materialize in a significantly different manner, due to changes in demand in the broadcasting market, fiercer competition in this sector due to the entry of additional providers into the sector or alternative sectors due to technological developments and changes in viewing habits, and in light of the regulatory restrictions which are or will be imposed on DBS or on its partnerships with the Company and other entities in the sector, as well as the way the sector is regulated with regard to license holders and operators that do not hold licenses.

5.18.4	Furthermore, in March 2019, the boards of directors of the Company and of DBS approved an outline plan for DBS switching from satellite broadcasting to online transmission (OTT) in a gradual, prolonged process, expected to be spread over a period of up to seven years. DBS’s average annual investment over the planned years is expected to be similar to the average annual investment in recent years. Based on this decision, DBS will routinely monitor market conditions, competition and the technological environment, and will periodically review the feasibility of the outline plan and the need, if any, to make adjustments in it, in the pace of its execution or in the manner of its implementation, taking into account the needs of its customers and DBS’s regulatory obligations, among others.

DBS’s board of directors’ decision was made in light of the television content market trends, including the reduced entry barriers, entry of new players and the establishment of OTT transmission technologies, changes in the value chain and changes in consumption habits. Along with the differences between the old satellite transmission technology and the OTT transmission technology, the inherent advantages have required that DBS examine the need to establish OTT broadcasts. Taking into consideration, among other things, existing obligations regarding all matters relating to satellite technology, the decoder market, licensing under which DBS operates, the rights of available content and t the development of faster internet speeds in the market.

As noted, the outline plan was approved for is gradual and ongoing transition, and accordingly there is no certainty at this stage that the process and/or the shift will actually be implemented and such transition will be carried out. If the transition is carried out, it is expected to save DBS’s expenses and for it to better adapt to changing market conditions.

The information and estimates included in this section are forward-looking information, as this term is defined in the Securities Law, based, inter alia, on assumptions, assessments and forecasts regarding competition, business developments, consumption habits, technological environment, regulatory environment and how legislation will apply (in both the satellite broadcasting market and in the online TV broadcasting market (OTT)). Consequently, the information may not be fully or partially realized or may be realized in a different manner than that estimated, if these estimates and forecasts are not realized, or will be realized differently than expected.

Chapter A (Description of Company Operations) to Periodic Report for 2018

5.19	Discussion of Risk Factors

Following is a list of the threats, weaknesses and other risk factors of DBS (the “Risks”) attributable to the general environment, industry and special nature of its operations.

5.19.1	Macro risks

5.19.1.1	Financial risks – a material part of DBS’s expenses and investments are linked to fluctuations in the exchange rate of the US dollar (particularly content, satellite segments, purchase of decoders and additional logistics equipment). Therefore, sharp fluctuations in the exchange rate will have an effect on DBS’s business results.

5.19.1.2	Recession – an economic recession, increase in unemployment rates and a decrease in disposable income might bring about a decrease in the number of DBS’ subscribers, a decrease in DBS’ revenues and harm to its business results.

5.19.1.3	Security situation - An ongoing unstable security situation in large areas of Israel, which disrupts the day-to-day lives of the residents, could have an adverse effect on DBS’s business results.

5.19.2	Sector-specific Risks

5.19.2.1	Dependence on licenses - DBS provides multi-channel television broadcasts under a broadcasting license and other licenses and is therefore dependent on these licenses and on their extension from time to time. Violation of the provisions of the licenses and of the law under which the licenses are issued could bring about, subject to the license conditions, revoking, amendment or suspension of the licenses and consequently material harm to DBS’s ability to continue operating.

5.19.2.2	Regulation - the provision of satellite television broadcasts is subject to obligations and restrictions set out in legislation and to a system of licensing, oversight and approvals from various regulatory bodies, and consequently may be affected and restricted due to policy considerations dictated by these entities and by their decisions and changes in communications legislation (see section 5.15). Regulatory changes could impact DBS operations and could have a material adverse effect on its financial results. Likewise, the continuing operations of online content providers (and the entry of additional providers), as set out in section 5.1.1 above, without applicable regulation of their operations and/or without amending the regulations applicable to broadcasting licensees, may significantly affect DBS’s financial results. Furthermore, as a provider of public services, DBS operations are subject, inter alia, to consumer and privacy protection regulation.

5.19.2.3	Fierce competition - the sector is fiercely competitive with diverse competitors (see section 5.1.7) requiring DBS to constantly and continually invest in attracting and retaining customers, and dealing with high rates of subscriber churn between the companies. For details regarding facets of the competition, see section 5.6.

5.19.2.4	Technological developments and improvements - the risk in the development of new technologies is that they will render existing technology inferior, forcing DBS to invest large amounts for retaining its competitive edge. Furthermore, such technological advances and developments may also facilitate increased accessibility to video content, allowing other providers to offer content viewing services without the need for heavy investment that may make it difficult for DBS to recruit new subscribers, retain existing subscribers and offer its services, requiring it to invest large amounts and posing a threat on its competitive standing (see section 5.1.1).

5.19.2.5	Alternative multi-channel broadcasting infrastructures - the DTT system, and particularly its expansion and the expanding penetration of OTT operators, could have an adverse effect on the financial results of DBS (see section 5.1.1)

5.19.2.6	Piracy – the broadcasting sector is exposed to viewers’ pirate connections for receiving broadcasts without paying subscription fees and is exposed to public access to content to which the broadcasting providers have rights.

Chapter A (Description of Company Operations) to Periodic Report for 2018

5.19.2.7	In January 2019, an amendment to the Copyright Law came into effect, that contains several amendments intended for adapting the legal situation in the sector to developing technologies including amendments regarding the indirect infringement of copyright; regulating judicial orders to restrict access to \content sources; disclosing the identity of persons activating content over an electronic communications network; amendments to the sections of the Penal Law and defining additional offenses to the provisions of the Law. In addition, the amendment regulates the manner for using orphaned works where the copyrights holder is unknown or not identified.

5.19.2.8	Exposure to class action lawsuits - there is exposure to class action lawsuits in material amounts

5.19.3	DBS specific risks

5.19.3.1	Restrictions resulting from the ownership structure - DBS is restricted in joint ventures with the Company with respect to offering communications service bundles that has a material impact on DBS’s business status and competitive ability (see section 5.6.2).

5.19.3.2	Existence of sufficient cash flow - DBS is required to maintain a cash flow which is sufficient for compliance with its business plan. The absence of a sufficient cash flow, including through investment or financing from the Company, may impact on the ability of DBS to increase its rate of penetration of advanced services (such as PVR and HDPVR decoders) and to make it more difficult for it to face the competitive threats in view of technological developments and consumption patterns in the field.

DBS estimates that it is expected to continue to accumulate operating losses in the coming years, and therefore without the Company’s support, it will be unable to meet its obligations and continue operating as a going concern. DBS believes that the sources of financing available to it, including, inter alia, the working capital deficit and the credit limits and capital investments from the Company as set out in section 5.13, will be sufficient for the needs of DBS’s operations for the coming year.

5.19.3.3	Satellite malfunction, damage or unavailability - DBS broadcasts via space segments on satellites stationed at identical points in space. Malfunction of one of the satellites, damage to one of them or unavailability of space segments on any of the satellites, including unavailability of the new satellite scheduled to replace a previous one that has ceased to broadcast or provide services to DBS or termination of the lease of space segments on any of the satellites, could disrupt and materially reduce the volume of DBS broadcasts, unless an alternative is found for the foregoing unavailable space segments of if certain types of decoders are replaced (involving investment), taking into account the time taken until the foregoing alternative is implemented. Nonetheless, the duplication of the satellites via which broadcasts are transmitted to subscribers as of reporting date, also in view of the partial backup mechanism prescribed in the Spacecom agreement, significantly reduces the risk entailed by damage, failure or unavailability of one of them, and improves the sustainability of the broadcast. In the event of a satellite being unavailable as aforesaid, it would be possible, through space segments made accessible for DBS on another satellite, to broadcast the major channels broadcast by DBS, but not all of the channels broadcast (for information concerning the Spacecom agreement, including the alternative mechanisms set out in it, see section 5.16). The foregoing duplication of satellites was intended to take place pursuant to the Spacecom Agreement until the beginning of 2026, but according to DBS’s estimate, it is expected to be completed in early 2022 - see section 5.16.[72] DBS is not insured against loss of revenues caused by satellite malfunction.

DBS’s estimate as aforesaid in this paragraph is forward-looking information. This assessment is based on Spacecom providing space segments and Spacecom’s assessment with regard to the continuing life of the satellite, the new satellites starting to operate and the end of the operation of the existing satellites and exercising of the agreements with regard thereto, and termination of the option of leasing space segments from Spacecom.73 This estimate may not materialize or may materialize partially or differently if there will be changes in the life expectancy of the satellites or exercising the option of leasing them or if Spacecom does not provide DBS with alternative segments due to unavailability or malfunction of the space segments or the satellites.

[72]	See footnote 67.
[73]	See also footnote 65.

Chapter A (Description of Company Operations) to Periodic Report for 2018

5.19.3.4	Dependence on holders of rights in the space segments - DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, and is also responsible for operating the space segments (see Section). With regard to Amos 7, availability of space segments is dependent on a third party that owns the satellite and the organization responsible for operating it, and with which Spacecom has an agreement (see section 5.16) and realization of its agreement with Spacecom regarding this satellite until the end of the period set (including with respect to the option for extending the term of the Amos 7 lease - see section 5.16) in a manner that will enable the continued smooth leasing of space segments on this satellite.

5.19.3.5	Dependence on providers of software, equipment, content, infrastructure and services - DBS is dependent on certain providers of software, equipment including decoders (see section 5.8.2), content and services, including broadcast encryption services (see section 5.12). Failure to receive the products or services they provide could harm DBS’s ability to function and results.

5.19.3.6	Damage to broadcasting and logistics centers - damage to broadcasting center operations may cause significant difficulty for continuing broadcasts, however, splitting of broadcasts into two broadcasting centers (Kfar Saba and Re’em Junction) reduces the risk involved if one sustains damage and improves the survivability of some of the broadcasts. In the event of damage to one of the broadcasting centers, DBS will be able to continue broadcasting only part of its channels from the other broadcasting center. This is more significant in the event of damage to the Kfar Saba center, which is the only center with the capacity for broadcasting some of DBS key channels, in the current format. All the broadcasting centers have identical encryption systems and therefore backup is also available for the encryption system in the event of damage to one of the broadcasting centers. Damage to DBS’s logistics center could also be a cause of disruption of its operations and particularly the installation and maintenance of terminal equipment.

DBS’s assessment as set out in this paragraph is forward-looking information. This estimate is based on the provision of services from the supplier that operates the secondary broadcasting site in the event of damage to the Kfar Saba broadcasting center. Malfunction of DBS’s computer systems - A significant malfunction in DBS’s central computer systems is liable to wreak havoc with its operational capability.

5.19.3.7	Malfunction of DBS’s computer systems - a significant malfunction in DBS’s central computer systems is liable to significantly affect its operational capability. DBS has a remote backup site, primarily to protect information and provide partial internal computer services in the event of malfunction, however, it will be impossible to execute significant DBS operational capacities without the proper operation of the central computer systems at the Kfar Saba site.

DBS’s estimate with respect to its backup capability, as aforesaid in this paragraph, is forward-looking information. This estimate is based on the functioning of the remote backup site. This estimate might not be realized or might be realized to some or other extent if this functioning is not enabled.

5.19.3.8	Cyber risks - DBS is exposed to the risk of actions that are intended to harm the use of computers or material stored on the computers (“cyber attack”). Such attacks may cause interruption of business, theft of information/money, damage to reputation, damage to systems and information leakage. As a leader in the television broadcasting sector, DBS is the target of cyber attacks and experiences attacks that are handled by it.

Chapter A (Description of Company Operations) to Periodic Report for 2018

DBS implements a protection policy that includes layers of protection from a layer of procedures and policies to a physical layer of security systems in a configuration that effectively integrates with DBS’s operational needs in order to protect its infrastructures and systems and to reduce the possibility of illegal exploitation of its resources.

Notwithstanding DBS’s investments in means for reducing such risks, it cannot guarantee that these measures will succeed in preventing damage and/or disruption of the Systems and the information linked to them.

5.19.3.9	Technical inferiority that prevents it from offering integrated services - DBS’s technology is inferior to that of Hot. This technical inferiority prevents DBS from providing telephony and internet services, and various interactive services, including VOD, via its infrastructure; and therefore depends on third parties for providing them.

5.19.3.10	Malfunction of the encryption system or its enforcement – DBS’s broadcasts are based on the encryption of its broadcasts and encoded satellite broadcasts via smart cards that are installed in the decoders in subscribers’ homes. Defects in the encryption system or its enforcement or a breach thereof could make it possible to view broadcasts without payment to DBS, thereby causing a reduction in revenues and a breach of the agreements between DBS and its content suppliers.

5.19.3.11	Lack of exclusivity on frequencies - The spectrum of frequencies used by DBS to transmit its broadcasts from the broadcasting satellites to the satellite dishes installed in subscriber homes, and which is allocated in accordance with the license from the Ministry of Communications, is defined as a frequency spectrum with a secondary allocation, such that an Israeli party that is allowed to make authorized primary use the frequency spectrum. If the foregoing owner of the primary allocation uses the frequency spectrum, this may cause adverse impact on the quality and/or availability of DBS broadcasts to its subscribers, which may adversely affect the financial results of DBS. At the date of this report, to the best of DBS’s knowledge, the primary allocation holder has not made use of said frequencies in a manner that caused any real and/or lengthy disruptions to DBS broadcasts.

5.19.3.12	Broadcast disturbances - as DBS’s satellite broadcasts are wireless transmissions from broadcasting centers to broadcasting satellites and from them to the receiver dishes in subscriber homes, the broadcast of wireless signals in the same frequency spectrum, whether or not they originate in Israel, and extreme weather conditions of heavy rain, hail or snow could cause disruptions to the quality and/or availability of the broadcasts provided by DBS to its subscribers and may cause material harm to its financial results.

5.19.3.13	Labor relations - DBS is party to a collective agreement with the New General Federation of Workers and the Workers Committee, which could reduce its managerial flexibility (see section 5.11.3). In addition, implementation of workforce programs may cause labor unrest and harm DBS’s current operations.

5.19.3.14	Delay in improving internet browsing speed - as the Company’s plans for transition to OTT broadcasts (see section 5.18.4) is also based on improved internet browsing speeds, with nationwide deployment, failure to improve internet speeds by deploying optical fibers or by implementing another technology solution, by the Company or by other communications operators, may delay the implementation of the outline plan or impair it implementation.

DBS estimates that the internet speeds required to enable OTT broadcasts as planned, in a manner that enables the operation of multiple decoders in a customer’s home, are forward-looking information. These estimates are based on the expected development of internet speeds, taking into consideration, among other things, the anticipated requirements in the customers’ homes and the expected mix of broadcasts. These estimates may not materialize or may materialize differently if there is a delay in improving internet speeds or changes in the needs of the customers or of DBS.

Chapter A (Description of Company Operations) to Periodic Report for 2018

Breakdown of risk factors ranked according to their impact, in the opinion of DBS management. It should be noted that DBS’s assessments of the extent of the impact of a risk factor reflect the scope of the effect on DBS of such risk factor, on the assumption that it the risk factor will be realized and the foregoing does not express an assessment or give weight to the chances of its realization as aforesaid. Likewise, the order of appearance of the risk factors above and below is not necessarily based on the risk involved in each risk factor, or the probability of its occurrence:74

Summary of risk factors - multi-channel television

Extent of Impact
	Major	Moderate	Minor
Macro risk
Financial risks		X
Recession / economic downturn			X
Security situation			X
Sector-specific risk
Dependence on licenses	X
Changes in regulation	X
Intense competition	X
Technological developments and changes		X
Alternative infrastructures		X
Unlawful viewing		X
Exposure to class action lawsuits		X
Company-specific risk
Restrictions caused by ownership structure		X
Need for sufficient cash flow		X
Satellite malfunction and damage	X
Dependence on space segment supplier	X
Dependence on suppliers of content, equipment and infrastructure	X
Damage to broadcasting centers	X
Malfunction of computer systems	X
Cyber failures	X
Technical limitation that prevents offering of integrated services		X
Malfunction of encryption system	X
Lack of exclusivity on frequencies		X
Disturbances in broadcasts	X
Labor relations		X
Delay in improving internet browsing speeds	X

The information included in this section 5.19 and the assessments of DBS regarding the impact of the risk factors on DBS’s operations and business constitute forward-looking information as defined in the Securities Law. The information and estimates are based on data published by regulatory agencies, DBS assessments of the market situation and the structure of competition, possible developments in the market and the Israeli economy, and the factors mentioned above in this section. Actual results may differ significantly from these assessments if a change occurs in any of the factors taken into account in the assessments.

March 27, 2019
Date	Bezeq The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

Shlomo Rodav, Chairman of the Board

Dudu Mizrahi, CEO

[74]	See footnote 37.

Chapter A (Description of Company Operations) to the Periodic Report for 2018

Appendix A - List of Terms

A.	Names of laws appearing in the report

Consumer Protection Law	-	Consumer Protection Law, 1981
Economic Competition Law	-	Economic Competition Law, 1988
Arrangements Law	-	The Economic Plan (Legislative Amendments for Implementing the Economic Policy for Fiscal Years 2017 and 2018) Law, 2016
Companies Law	-	Companies Law, 1999
Non-Ionizing Radiation Law	-	Non-Ionizing Radiation law, 2006
Market Concentration Law	-	Law to Promote Competition and Reduce Concentration, 2013
Second Authority Law	-	Second Authority for Television and Radio Law, 1990
Planning and Construction Law	-	Planning and Construction Law, 1965
Communications Law	-	Communications (Telecommunications and Broadcasts) Law, 1982
Securities Law	-	Securities Law, 1968
Communications Rules	-	Communications (Broadcasting Licensee) Rules, 1987
The Telegraph Ordinance	-	Wireless Telegraph Ordinance [New Version], 1972
The Communications Order	-	Communications (Telecommunications and Broadcasts) (Determination of an Essential Service Provided by Bezeq Israel Telecommunication Corp.) Order, 1997
Planning & Building Regulations (Exempt from Permit)	-	Planning and Building (Works and Buildings Exempt from Permit), 2014
Prospectus Details Regulations	-	The Securities (Details of a Prospectus, Draft Prospectus - Structure and Form) (Amendment) Regulations, 1969
Interconnect Regulations	-	Communications (Telecommunications and Broadcasts) (Payments for Interconnect) Regulations, 2000
Satellite Broadcasting License Regulations	-	Communications (Telecommunications and Broadcasts) (Proceedings and Conditions for Grant of a Satellite Broadcasts License), 1998

B.	Other principal technology terms appearing in the report[75]

Bezeq Online	-	Bezeq Online Ltd.
Bezeq International	-	Bezeq International Ltd.
B.I.P.	-	B.I.P. Communications Solutions (Limited Partnership) which is controlled by Bezeq International
B Communications	-	B Communications Ltd.
Golan Telecom	-	Golan Telecom Ltd.
2018 Financials	-	The consolidated financial statements of the Company for the year ended December 31, 2018
Interconnect fees	-	Interconnect fees (also called “call completion fees”) are paid by one carrier to another for interconnection (see definition below)
DBS	-	D.B.S. Satellite Services (1998) Ltd.

[75]	Please note that the definitions are for reader convenience only, and are not necessarily identical to the definitions in the Communications Law or its Regulations.

Chapter A (Description of Company Operations) to the Periodic Report for 2018

HOT	-	HOT Communications Systems Ltd. and corporations under its control which operates in broadcasting (multi-channel television)
HOT Telecom	-	HOT Telecom Limited Partnership
Hot Mobile	-	Hot Mobile Ltd. (formerly Mirs Communications Ltd.) and corporations under its control
HOT-Net	-	HOT-Net Internet Services Ltd.
TASE	-	The Tel Aviv Stock Exchange Ltd. (TASE)
The Council	-	The Cable and Satellite Broadcasting Council
Walla	-	Walla! Communications Ltd. and corporations under its control
Eurocom D.B.S.	-	Eurocom D.B.S. Ltd.
Eurocom Communications		Eurocom Communications Ltd.
Public switching	-	In the context of a communications network - a telephony system supporting the connection of installations for passing calls between various end units
Mbps	-	Megabits per second; a unit of measure for the speed of data transfer
Domestic Carrier	-	An entity providing fixed-line domestic telephony services under a general or special domestic carrier license
PVR decoders	-	Digital decoders enabling viewing of satellite broadcasts, with recording ability on a hard disk (Personal Video Recorder) and enabling other advanced services, including HDPVR decoders
HDPVR decoders	-	PVR decoders that also enable receipt of HD broadcasts
Roaming	-	Roaming services allow a customer of one communications network to receive services from another communications network which is not his home network, based on roaming agreements between the home network and the host network
NEP	-	Network End Point – an interface to which a public telecommunications network and terminal equipment or a private network are connected. NEP services include the supply and maintenance of equipment and services on the customer’s premises
Access point	-	A telecommunications device that operates in the frequencies stipulated in the relevant Wireless Telegraph Ordinance, which enables wireless communications between a user that has a wireless interface operating in those frequencies and the data-communications network, including the Internet.
Cellcom	-	Cellcom Israel Ltd. and corporations under its control
Pelephone	-	Pelephone Communications Ltd.
Partner	-	Partner Communications Ltd. and corporations under its control
Interconnect	-	Interconnect enables telecommunications messages to be transferred between subscribers of various license-holders or services to be provided by one license-holder to the subscribers of another license-holder; interconnect is made possible by means of a connection between a public telecommunications network of one license-holder (e.g. the Company) and a public network of another license-holder (e.g. a cellular operator). See also the definition of “interconnect fees”.
Cellular (MRT)	-	Mobile radio-telephone; cellular telephony

Chapter A (Description of Company Operations) to the Periodic Report for 2018

Consolidated general broadcasting license / consolidated license	-

A general license which is one of the following or a license that combines several of them:

(1)        Special general license;

(2)        General mobile radio telephone license on another network;

(3)        General license for providing international telecommunications services;

(4)        Special license for providing NEP services.

(5)        Special license for providing internet services.

Domestic carrier license	-	General license or special general license for providing fixed-line domestic telecommunications services
Cellular license		General license for providing mobile radio-telephone services by the cellular method
Broadcasting license	-	License for satellite television broadcasts
Rami Levy	-	Rami Levy Cellular Communications Ltd.
Transmission services	-	Transmission of electromagnetic signals or series of bits between the telecommunications facilities of a license-holder (excluding terminal equipment)
Data communication services	-	Network services for transferring data from point to point, transferring data between computers and between different communications networks, communications network connection services for the Internet, and remote access services for businesses
The Report Period	-	The twelve months ended December 31, 2018
Bitstream Access (BSA)	-	Managed broadband access that enables service providers to connect to the network of the infrastructure’s owner and offer broadband services to subscribers.
CDMA	-	Code Division Multiple Access – Access technology for cellular communications networks based on separation of subscribers by encoding
xDSL	-	Digital Subscriber Line Technology that uses the copper wires of telephone lines to transfer data (the Internet) at high speeds by using frequencies higher than the audible frequency and therefore enabling simultaneous call and data transfer
DTT	-	Digital Terrestrial Television – Wireless digital broadcast of television channels by means of terrestrial transmission stations
GSM	-	Global System for Mobile Communications – International standard for cellular communications networks (“2nd Generation”)
HD	-	High Definition TV - High resolution (separate) TV broadcasts
UHD / 4K	-	Ultra-high Definition TV – a broadcasting technology which is defined in international standards, and based on the size of a picture in pixels. In this method of broadcasting, there are 4 times as many pixels (3840 x 2160) as there are in HD broadcasts (1920 x1080).
HSPA	-	High Speed Packet Access - cellular technology succeeding the UMTS standard, enabling data transfer at high speeds (“3.5 Generation”)
IBC	-	IBC Israel Broadband Company (2013) Ltd., 40% of which is owned by Israel Electric [IEC] and 60% is owned by a group of investors headed by ViaEuropa.
IP	-	Internet Protocol. The protocol enables unity between voice, data and video services using the same network
IPVPN	-	Virtual Private Network based on IP and located on the public network, through which it is possible to (a) enable end users to connect to the organizational network by remote access, and (b) connect between the organization’s branches (intranet)

Chapter A (Description of Company Operations) to the Periodic Report for 2018

ISP	-	Internet Service Provider – Holder of a special license for providing Internet access services. The Internet access provider is the entity enabling the end user to connect to TCP/IP protocol that links him and the global Internet
LTE		Long Term Evolution - a standard for wireless communication of high-speed data for mobile phones
MVNO	-	Mobile Virtual Network Operator – A virtual cellular operator that uses the existing communications infrastructures of the cellular carriers without need for its own infrastructures
NDSL	-	A subscriber’s line that provides only high-speed access by means of ISPs
NGN	-	Next Generation Network – The Company’s new communications network, based on IP architecture
UMTS	-	Universal Mobile Telecommunications System - international standard for cellular communications developed from the GSM standard (“3G”)
VoB	-	Voice over Broadband – Telephony and associated services in IP technology using fixed-line broadband access services
VoC	-	Voice over Cellular Broadband – Telephony services over a cellular data communications channel (“Mobile VoB Services”)
VOD	-	Video on Demand – Television services per customer demand
VoIP	-	Voice over Internet Protocol – Technology enabling the transfer of voice messages (provision of telephony services) by means of IP protocol
Wi-Fi	-	Wireless Fidelity – Wireless access to the Internet within a local space

Chapter B -

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

The information contained in this report constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the year ended December 31, 2018.

For information concerning the Israel Securities Authority and the Israel Police’s investigation, see Note 1.2 to the financial statements.

The auditors have drawn attention to the matter in their opinion of the financial statements.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications

2.	Cellular Communications

3.	International Communications, Internet and NEP Services

4.	Multi-Channel Television

It is noted that the Company’s financial statements also include an “Others” segment, which comprises mainly online content services (through “Walla”)1 and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

The Group’s results were as follows:

	2018	2017	Increase(decrease)
	NIS millions	NIS millions	NIS millions	%

Profit (loss)	(1,066)	1,235	(2,301)	-
EBITDA (operating profit before depreciation and amortization)	1,641	3,825	(2,184)	(57.1)

The above shift from profit to loss, and the decrease in EBITDA were mainly due to NIS 1.6 billion (NIS 1.5 billion, post-tax) in asset impairment losses in the Multi-Channel Television segment and expenses from termination of employment by way of early retirement in the Domestic Fixed-Line Communications segment. Group revenues were also down, as detailed below.

EBITDA was significantly affected by early adoption of IFRS 16 - Leases starting January 1, 2018 (see Note 2.8.1 to the financial statements).

[1]	Until September 2018, also included commerce services through Walla Shops.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1.	Financial position

	December 31, 2018	December 31, 2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Cash and current investments	2,294	2,470	(176)	(7.1)	This decrease was mainly attributable to the Domestic Fixed-Line Communications segment. For more information, see Section 1.4 - Cash Flows, below.
Current and non-current trade and other receivables	2,510	2,678	(168)	(6.3)	The decrease was mainly attributable to a decrease in trade receivables in the Cellular Communications segment, due to lower revenues from installment-based handset sales. The decrease was further attributable to a decrease in trade receivables in the International Communications, Internet, and NEP Services segment.
Eurocom D.B.S. Ltd.	-	43	(43)	(100)	As of December 31, 2018, the Company has completely written off the debt balance from excess advances paid on a second contingent consideration following the purchase of DBS’s shares and loans. The Company estimates that the excess advances will not be repaid. See Note 14.2.1 to the financial statements.
Inventory	97	125	(28)	(22.4)
Broadcasting rights	60	454	(394)	(86.8)	The decrease was due to a NIS 403 million impairment of the asset in the Multi-Channel Television segment. See Note 11.4 to the financial statements.
Usage right assets	1,504	-	1,504	-	Following early adoption of IFRS 16 - Leases (“IFRS 16”), the Group has recognized a usage right asset for agreements in which the Group is the lessee. See Note 2.8.1 to the financial statements
Property, plant and equipment	6,214	6,798	(584)	(8.6)	The decrease was mainly due to a NIS 559 million impairment of assets in the Multi-Channel Television segment. See Note 11.4 to the financial statements.
Intangible assets	1,919	2,768	(849)	(30.7)	The decrease was mainly due to impairment and amortization of excess acquisition costs attributed to intangible assets (customer relations and brand) after assuming control of DBS, and impairment of goodwill and other intangible assets in the Multi-Channel Television segment and in Walla. See Note 11 to the financial statements.
Deferred tax assets	1,205	1,019	186	18.3	The increase was mainly due to deferred tax assets from employee benefit plans and the complete write-off of a tax reserve due to impairment. See Note 7 to the financial statements.
Deferred costs and non-current investments	462	494	(32)	(6.5)	The decrease was due to a NIS 29 million impairment of a subscriber acquisition asset in the Multi-Channel Television segment. See Note 11.4 to the financial statements.
Investment property	58	-	58	-	The balance includes an updated estimate for permit fees and betterment levy on the Sakia asset. See Note 13 to the financial statements.
Total assets	16,323	16,849	(526)	(3.1)

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

1.1	Financial Position (Contd.)

	December 31, 2018	December 31, 2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Debt to financial institutions and debenture holders	11,179	11,861	(682)	(5.7)	Debenture and loan repayments, offset by debenture issuances and new loans in the Domestic Fixed-Line Communications segment. For more information, see Note 15 to the financial statements.
Liabilities for leases	1,551	-	1,551	-	Following early adoption of IFRS 16, the Group recognized liabilities for leases. See Note 2.8.1 to the financial statements.
Trade and other payables	1,690	1,699	(9)	(0.5)

The decrease in trade payable balances, due among other things to the adoption of IFRS 16 (see Note 2.8.1 to the financial statements), was mainly offset by the Company’s recognition of a liability from an advance payment received from the buyer for the Sakia property.

(See Note 13 to the financial statements).

Employee benefits	1,026	552	474	85.9	The increase was due to a NIS 544 million provision for an early retirement plan in 2018 in the Domestic Fixed-Line Communications segment.
Current and deferred tax liabilities	56	225	(169)	(75.1)	The decrease was mainly due to an income tax payment under a final assessment agreement for 2011-2014, and an advance on a betterment levy payment following the sale of the Sakia property.
Other liabilities	387	368	19	5.2	Provisions for legal actions were up, mainly in the Domestic Fixed-Line Communications segment, offset by a decrease in derivatives and other liabilities.
Total liabilities	15,889	14,705	1,184	8.1
Total equity	434	2,144	(1,710)	(79.8)

Equity constitutes 2.7% of the balance sheet total, as compared to 12.7% of the balance sheet total as of December 31, 2017.

This decrease in equity was due to operating results for the reporting year and a dividend payment. See Note 22 to the financial statements.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

1.2.	Results of operations

1.2.1.	Highlights

	2018	2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	9,321	9,789	(468)	(4.8)	The decrease was due to lower revenues across all of the Group’s primary segments.
General and operating expenses	3,379	3,891	(512)	(13.2)	The decrease was mainly due to early adoption of IFRS 16 - Leases starting January 1, 2018. Under IFRS 16, leasing expenses on properties rented under operating leases, are recognized as assets. See Note 2.8.1 to the financial statements.
Salaries	1,992	2,005	(13)	(0.6)	Higher salary expenses in the Domestic Fixed-Line Communications segment was offset by lower salary expenses in the Group’s other primary segments.
Depreciation and amortization	2,189	1,715	474	27.6	The increase was mainly due to amortization of usage right assets following early adoption of IFRS 16. See Note 2.8.1 to the financial statements.
Impairment loss	1,675	87	1,588	-	Loss from impairment of assets in the Multi-Channel Television segment and Walla, to the amount of NIS 1,638 million and NIS 37 million, respectively. See Notes 11.4 and 11.5 to the financial statements.
Other operating expenses (income), net	634	(19)	653	-	Expenses increased primarily due to the recognition of expenses from termination of employment by way of early retirement in the Domestic Fixed-Line Communications segment (see Note 18.5 to the financial statements).
Operating profit (loss)	(548)	2,110	(2,658)	-
Finance expenses, net	435	417	18	4.3	The increase in net finance expense was mainly attributable to the Domestic Fixed-Line Communications segment, and was offset by lower expenses in the Multi-Channel Television segment. Expenses were also affected by early adoption of IFRS 16.
Share in losses of investees	3	5	(2)	(40.0)
Income tax	80	453	(373)	(82.3)	The decrease was due to lower taxable income, the write-off of tax reserves due to impairment (see Note 7 to the financial statements), and the reduction of the corporate tax rate from 24% to 23% in 2018.
Profit (loss) for the year	(1,066)	1,235	(2,301)	-

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

1.2.2.	Operating segments

A.	Revenue and operating profit data, presented by the Group’s operating segments:

	2018		2017
	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	4,196	45.0	4,244	43.3
Cellular Communications	2,443	26.2	2,546	26.0
Intl. Communications, Internet and NEP Services	1,391	14.9	1,537	15.7
Multi-Channel Television	1,473	15.8	1,650	16.9
Other and adjustments	(182)	(1.9)	(188)	(1.9)
Total	9,321	100	9,789	100

	2018			2017
	NIS millions		% of segment revenues	NIS millions	% of segment revenues
Operating profit (loss) By operating segment
Domestic Fixed-Line Communications	1,224		29.2	1,971	46.4
Cellular Communications	(2)		(0.1)	72	2.8
Intl. Communications, Internet and NEP Services	116		8.3	174	11.3
Multi-Channel Television	(56	)*	(3.8)	163	9.9
Other and adjustments	(1,830	)*	-	(270)	-
Consolidated operating profit (loss)/ % of Group revenues	(548)		(5.9)	2,110	21.6

*	Results for the Multi-Channel Television segment are presented net of the impairment losses detailed in Note 11.4 to the financial statements. These impairment losses are presented under adjustments.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

1.2.2.	Operating segments

B.	Domestic Fixed-Line Communications Segment

	2018	2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Fixed-line telephony	1,156	1,281	(125)	(9.8)	The decrease was due to a decrease in the subscriber base and lower ARPU on phone lines.
Internet – infrastructure	1,596	1,544	52	3.4	The increase was mainly due to growth in the number of internet subscribers through the wholesale service and higher ARPU (retail), offset by a decline in the number of retail internet subscribers.
Transmission, data communications and others	1,184	1,189	(5)	(0.4)
Digital and cloud services	260	230	30	13.0	The increase was mainly due to IP Centrex and cyber services.
Total revenues	4,196	4,244	(48)	(1.1)
General and operating expenses	596	677	(81)	(12.0)	The decrease was mainly due to a decrease in vehicle leasing and building leasing expenses recognized as an asset following early adoption of IFRS 16.
Salaries	912	891	21	2.4	The increase was mainly due to salary raises pursuant to collective labor agreements, partially offset by employee retirement.
Depreciation and amortization	850	728	122	16.8	The increase was mainly due to amortization of usage right assets following early adoption of IFRS 16 starting January 1, 2018.
Other operating expenses (income), net	614	(23)	637	-	The change was attributable to a NIS 544 million expense recognized on the termination of employment by way of early retirement (See Note 18.5 to the financial statements). Results were also affected by higher expenses from legal claims and lower capital gains.
Operating profit	1,224	1,971	(747)	(37.9)
Finance expenses, net	470	403	67	16.6	This increase in net finance expenses was mainly due to NIS 43 million in finance expenses recognized following the write-off of the debt balance for the Company’s excess advances on the second contingent consideration for acquiring DBS’s shares and loans. These balances were written off following the Company’s assessment that the excess advances will not be repaid. This is in contrast to a NIS 14 million reduction in finance expenses last year (see Note 14.2 to the financial statements). Results were also affected by increased interest expenses on loans. The increase was partially offset, mainly by lower finance expenses on employee benefits.
Income tax	187	396	(209)	(52.8)	The decrease was mainly due to lower taxable income, and a reduction in the corporate tax rate from 24% to 23% starting 2018.
Segment profit	567	1,172	(605)	(51.6)

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

1.2.2	Operating segments

C.	Cellular Communications segment

	2018	2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Services	1,755	1,782	(27)	(1.5)	The decrease was mainly due to lower rates and migration of existing customers to cheaper plans offering greater data volumes at current market prices. This decrease in rates was partially offset by growth in the post-paid customer base.
Equipment sales	688	764	(76)	(9.9)	The decrease was mainly due to lower volumes of handset sales, and lower prices following the cancellation of the purchasing tax on imported cellular phones last year (in April 2017). On the other hand, revenue per handset unit was up, following a change in the sales mix.
Total revenues	2,443	2,546	(103)	(4.0)
General and operating expenses	1,402	1,698	(296)	(17.4)	The decrease was mainly due to a reduction in leasing expenses following early adoption of IFRS 16, a decrease in the cost of sales for handsets, and continued downsizing and streamlining of expenses. The decrease was partially offset by an increase in call completion fees, roaming expenses, and estimate updates which resulted in lower expenses last year.
Salaries	379	384	(5)	(1.3)
Depreciation and amortization	655	383	272	71.0	The increase in expenses was mainly due to an increase in expenses from depreciation of usage right assets following early adoption of IFRS 16, and an increase in expenses from depreciation of subscriber acquisition assets. On the other hand, there was a decrease in expenses from depreciation of property, plant and equipment and other assets.
Other operating expenses	9	9	-	-
Operating profit	(2)	72	(74)	-
Finance income, net	34	51	(17)	(33.3)	The decrease in net finance income was mainly due to an increase in finance expenses recognized following early adoption of IFRS 16.
Income tax	8	28	(20)	(71.4)
Segment profit	24	95	(71)	(74.7)

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

1.2.2	Operating segments

D.	International Communications, Internet and NEP Services

	2018	2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,391	1,537	(146)	(9.5)	The decrease was mainly due to lower revenues from equipment sales and licensing of telecom solution for businesses and PBXs, lower revenues from hubbing, and international calls. Results were also affected by a decrease in outsourcing revenues following the sale of operations in the reporting year.
General and operating expenses	776	901	(125)	(13.9)	The decrease was mainly due to a reduction in the cost of sales for telecom solutions for businesses and PBXs, and lower hubbing and international call expenses, corresponding to revenues as aforesaid. Furthermore, leasing expenses were down, following adoption of IFRS 16.
Salaries	297	324	(27)	(8.3)	The decrease was due to the sale of outsourcing operations during the period.
Depreciation and amortization	194	135	59	43.7	The increase was due to amortization of usage right assets following adoption of IFRS 16, increased amortization of subscriber acquisition assets, and a one-time correction of depreciation costs on international bandwidth.
Other operating expenses	8	3	5	-
Operating profit	116	174	(58)	(33.3)
Finance expenses, net	15	8	7	87.5	The increase was due to adoption of IFRS 16, and changes in foreign currency rates.
Share in the earnings of investees	1	-	1	-
Income tax	25	39	(14)	(35.9)
Segment profit	77	127	(50)	(39.4)

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

1.2.2.	Operating segments

E.	Multi-Channel Television

	2018*	2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,473	1,650	(177)	(10.7)	The decrease was mostly due to a decrease in the subscriber base and a decrease in ARPU. These were offset by revenue from content sales.
General and operating expenses	956	957	(1)	(0.1)	Building and vehicle maintenance costs were down following early adoption of IFRS 16, offset by higher content consumption costs.
Salaries	233	245	(12)	(4.9)	The decrease was mainly due to a decrease in the number of positions.
Depreciation and amortization	323	285	38	13.3	The increase was mainly due to amortization of usage right assets following early adoption of IFRS 16.
Other operating expenses	17	-	17	-	The increase was mainly due to an update to the provision for legal actions.
Operating profit (loss)	(56)	163	(219)	-
Finance expenses (income), net	(11)	71	(82)	-	The change was mainly due to a decrease in finance expenses from debentures following repayment and conversion of the Company’s share in the debentures to equity, and a change in the fair value of financial assets.
Income tax	3	336	(333)	(99.1)	The decrease in tax expenses was due to amortization of the tax asset last year, following a change in expected profitability as a result of changes in Management expectations concerning the scope and severity of competition in the television market.
Segment (loss)	(48)	(244)	196	-

*	In 2018, results for the Multi-Channel Television segment are presented net of the impairment losses detailed in Note 11.4 to the financial statements. Furthermore, see Note 29 to the financial statements.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

1.3.	Highlights from the Group’s consolidated quarterly statements of income (NIS millions)

	Q1 2018	Q2 2018	Q3 2018	Q4 2018	2018	Explanation
Revenues	2,361	2,333	2,301	2,326	9,321
Operating expenses	1,899	1,962	1,872	4,136	9,869

Data for the fourth and second quarter include expenses from termination of employment by way of early retirement in the Domestic Fixed-Line Communications segment, to the amount of NIS 452 million and NIS 80 million, respectively (see Note 18.5 to the financial statements).

Data for the fourth quarter include asset impairment losses of NIS 1,638 million from DBS, and NIS 37 million from Walla (see Notes 11.4 and 11.5 to the financial statements).

Furthermore, the fourth quarter saw an increase in expenses from legal actions in the Domestic Fixed-Line Communications segment.

Operating profit (loss)	462	371	429	(1,810)	(548)
Finance expenses, net	108	110	109	108	435
Profit (loss) after finance expenses, net	354	261	320	(1,918)	(983)
Share in losses of investees	(1)	(1)	(1)	-	(3)
Profit (loss) before income tax	353	260	319	(1,918)	(986)
Income tax	93	65	85	(163)	80	The decrease in income tax in the fourth quarter was due to a decrease in taxable income and a NIS 114 million write-off of a tax reserve due to impairment (see Note 7 to the financial statements).
Profit (loss) for the period	260	195	234	(1,755)	(1,066)

Basic earnings (loss) per share (NIS)	0.09	0.07	0.08	(0.63)	(0.39)

*	Fourth quarter 2018 vs. fourth quarter 2017

Losses in the fourth quarter totaled NIS 1,755 million, as compared to a profit of NIS 205 million in the same quarter last year.

This year-on-year change in the quarter was due to impairment losses, expenses from termination of employment by way of early retirement, an increase in expenses from legal actions as detailed in the table above and a decrease in revenues.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

1.4.	Cash flow

	2018	2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Net cash from operating activities	3,512	3,525	(13)	(0.4)	Due to reclassification of payments on leases as financing activity following early adoption of IFRS 16 (see Note 2.8.1 to the financial statements), net cash from operating activities grew by NIS 397 million. The bulk of this increase was attributable to the Cellular Communications segment. On the other hand, adjusting for the aforesaid effect of IFRS 16, net cash from operating activities was down across all major Group segments, and mainly in the Multi-Channel Television segment.
Net cash used in investing activities	(2,552)	(1,148)	(1,404)	122.3	The increase in net cash used in investing activities was mainly due to net investment in bank and other deposits in the Domestic Fixed-Line Communications segment, as compared to net proceeds recorded last year from redemption of bank and other deposits.
Net cash used in financing activities	(2,251)	(844)	(1,407)	166.7	Net cash used in financing activities was up mainly due to a decrease in cash flows from receipt of loans in the Domestic Fixed-Line Communications segment (see Note 15 to the financial statements). Furthermore, data for the reporting year include principal and interest payments on leases classified as financing activities and not as operating activities, as aforesaid. On the other hand, overall dividend payouts decreased (see Note 22 to the financial statements), and the last year period included payments to Eurocom DBS for the purchase of DBS’s shares and loans to the amount of NIS 61 million.
Net increase (decrease) in cash	(1,291)	1,533	(2,824)	-

Average volume in the reporting year:

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 11,906 million.

Supplier credit: NIS 973 million.

Short-term credit to customers: NIS 1,821 million. Long-term credit to customers: NIS 362 million.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

1.4.	Cash Flows (contd.)

Working Capital

As of December 31, 2018, the Group had a working capital deficit of NIS 2 million, as compared to a working capital surplus of NIS 966 million as of December 31, 2017.

According to its separate financial statements, the Company had a working capital deficit of NIS 169 million as of December 31, 2018, as compared to a working capital surplus of NIS 592 million on December 31, 2017.

The transition from a surplus to a deficit in the Group and Company’s working capital was mainly due to current maturities on liabilities from leases recognized starting January 1, 2018 following the early adoption of IFRS 16 (see Note 2.8.1 to the financial statements), an increase in liabilities from early retirement benefits for employees, and a decrease in current assets.

The Company’s Board of Directors has reviewed, among other things, the Company and Group’s cash requirements and resources, both at present and in the foreseeable future, has reviewed the Company and Group’s investment needs, the Company and Group’s available credit sources, and has conducted sensitivity analysis to unexpected deterioration in the Company and Group’s business. The Company’s Board of Directors has consequently determined that the aforesaid working capital deficit does not indicate any liquidity problem in the Company and in the Group, and that there is no reasonable concern that the Company or Group will fail to meet their existing and foreseeable obligations on time. The Company and the Group can meet their cash requirements at present and in the foreseeable future, even in the event of an unexpected deterioration in their business, both through their available cash balances, by generating cash from operations, through sources of liquidity (net) in their subsidiaries, and by raising and recycling significant volumes of debt from bank and off-bank sources.

The above information includes forward-looking information, based on the Company’s assessments concerning its liquidity. Actual data may differ materially from these assessments if there is a change in any of the factors taken into account in making them.

2.	Aspects of Corporate Governance

2.1.	Community involvement and donations by Group companies

In accordance with the social responsibility policy approved by the Board of Directors, Bezeq contributes to the community out if its deep commitment to social responsibility, through cash donations, by donating services and telecom infrastructure, and encouraging employees to volunteer in a range of community projects. The bulk of Bezeq’s monetary donations focus on education.

In 2018, the Group donated a total of NIS 8.5 million.

Bezeq has also assisted a project to connect schools to the fiber-optic network, at an amount estimated at NIS 7 million, and has assisted charities and the needy to the amount of NIS 1 million, for internet connections and other services.

It is noted that, as part of these philanthropic activities, in 2018, the Group donated various amounts to academic institutions, including NIS 120,000 to the Tel Aviv University (“the University”). It is noted that a Company director, Mr. David Granot, serves as chairman of the University’s investment committee, and that a Company director (since April 26, 2018), Mr. Amnon Dick, serves as chairman of the board for the Friends of the University organization, which supports the University in its fundraising efforts.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

2.2.	Disclosure concerning the auditor’s fees

Below are the fees paid to the auditors of the principal consolidated companies in the Group for auditing and audit-related services:

			2018		2017
Company	Auditor	Details	Fees (NIS Thousands)	Hours	Fees (NIS Thousands)	Hours
Bezeq - The Israel Telecommunications Corp. Ltd.	Somekh Chaikin	Audit and audit-related services	2,900	16,000	3,521	18,100
		Other services[2]	234	720	875	2,860
Pelephone Communications Ltd.	Somekh Chaikin	Audit and audit-related services	1,160	7,500	1,130	7,400
		Other services[2]	321	877	493	1,389
Bezeq International Ltd.	Somekh Chaikin	Audit and audit-related services	620	4,700	590	4,200
		Other services[2]	193	747	253	681
D.B.S. Satellite Services (1998) Ltd.	Somekh Chaikin	Audit and audit-related services	1,000	6,700	1,001	7,059
		Other services[2]	90	237	195	529

The auditors’ fees were discussed by the Board of Directors Financial Statements Examination Committee, and approved by the Company’s Board of Directors and the boards of each of the Group companies. The fees were determined on the basis of the hours worked and the hourly rate in the previous year, adjusted for changes and events which occurred in the reporting year.

2.3.	Directors with accounting and financial expertise and independent directors

Information concerning directors with accounting and financial expertise and independent directors is included in Sections 2 and 9 to the corporate governance questionnaire and in Section 14 of Chapter D to the periodic report.

[2]	“Other services” rendered to key companies in the Group in 2018 and 2017 included, inter alia, tax and accounting consultancy services and special certifications.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

2.4.	Disclosure concerning the internal auditor in a reporting company

Details
Internal auditor	Lior Segal

Start of tenure date	Jan. 24, 2011

Compliance with statutory requirements	The internal auditor complies with the conditions set forth in Section 3(a) and 8 to the Internal Audit Law, and Section 146(b) to the Companies Law.

Employment method	Company employee.

Method of appointment

Manner of appointment and summary of reasons for approving the appointment:

The appointment was approved by the Board of Directors on January 24, 2011, following the Audit Committee’s recommendation.

Prior to his appointment, the internal auditor served as manager of internal processes and controls and as corporate governance compliance officer. The appointment was based on his qualifications and professional experience.

Duties, powers, and tasks of the internal auditor:

The powers and responsibilities of the Company’s internal auditor are set forth in the Company’s internal audit procedure, approved by the Company’s Audit Committee. According to the procedure, the internal auditor’s responsibilities and powers are as follows:

Examining propriety of actions carried out by the Company, its officers and personnel, examining the integrity of financial and operating information, examining financial and liability management, and examining the Company’s IT systems and its information security set-up. The internal auditor is also charged with investigating employee complaints according to the arrangements set forth by the Audit Committee pursuant to Section 117(6) to the Companies Law, 1999.

The internal auditor is authorized to receive any information, explanation, and document required for the performance of his duties; he has right of access to all regular or computerized data bank, database, and automated or non-automated data processing work plan of the Company and its units; and to be granted entry to all Company property. The internal auditor is also entitled to be invited to all Management, Board of Directors and Board committee meetings.

Internal auditor’s organizational superior	Chairman of the Board

Work plan

In 2018, the internal auditor followed an annual work plan, derived from the work plan for the period 2018-2020.

Considerations in determining the internal audit work plan

The guiding principle underlying the internal audit work plan is the risk inherent in the Company’s processes and operations. To assess these risks, the internal audit referred to a Company risk survey conducted by the risk management officer, and to other sources which affected the risk assessment in those processes, such as meetings with Management, findings from previous audits, and other relevant activities.

The main considerations taking into account in formulating the work plan are reasonable coverage of most of the Company’s operating activities based on exposure to material risks, considering existing controls in the Company’s operations and previous audit findings.

Parties involved in formulating the work plan

The internal auditor, Management, the CEO, the Board of Directors’ Audit Committee, and the Chairman of the Board.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

2.4.	Disclosure concerning the internal auditor in a reporting company (contd.)

Details
Work plan

The party accepting and approving the work plan

The Board of Directors’ Audit Committee.

The auditor’s discretion in deviating from the work plan

The Chairman of the Board or the chairman of the Audit Committee may propose topics which urgently require auditing, and may also recommend narrowing or halting an audit approved in the work plan. The internal auditor is granted discretion to deviate from the work plan.

Examination of material transactions

The internal auditor attends discussions at Board meetings where material transactions are approved and reviews the relevant material sent in preparation for these discussions.

Furthermore, the examinations detailed in Chapter E to the periodic report for 2018 included a review of procedural aspects of material transactions carried out by the Company.

Auditing of material investees

The work plan for the Company’s internal audit unit does not include an audit of material investees.

Until January 7, 2019, the internal auditor also served as internal auditor for Pelephone Communications Ltd.

Other than the above, all material investees of the Company had their own internal auditors in 2018 (either as employees or through third-party services).

Starting January 7, 2019, one internal auditor oversees the material investees (as an employee of said investees), as part of the efforts to consolidate internal auditing activities in these investees. Investee audit reports are discussed by the boards of these companies, which include Company directors. The internal auditor may, under the Company’s internal audit procedure and at his discretion, obtain the audit reports of these subsidiaries and he is obligated to meet with each of the subsidiaries’ internal auditors at least once a year, to discuss the audit plan and its implementation in the subsidiary. The internal auditor routinely conducts these meetings and receives audit reports from the subsidiaries’ auditors.

Scope of employment

11,100 hours. This includes internal auditing hours worked by third parties and four full-time internal auditors, in addition to the internal auditor. The scope of employment is set according to the audit work plan, formulated in accordance with the scope and complexity of the activities of the various companies.

In 2018, these hours also included a significant number of hours worked by persons employed by the internal auditor to carry out the works detailed in Chapter E to the periodic report for 2018 and which included a special examination of corporate governance in the Bezeq Group, examining the adequacy of corporate controls, and examination of the Board of Directors’ operating procedure.

Scope of internal audit activities in material investees in 2018:

Pelephone - 3,500 hours; Bezeq International - 2,200 hours;

DBS - 1,200 hours.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

2.4.	Disclosure concerning the internal auditor in a reporting company (contd.)

Details
Preparation of the audit

The internal audit is conducted in accordance with the Companies Law, 1999, and the Internal Audit Law, 1992, and complies with generally accepted auditing standards set by the Institute of Internal Auditors (IIA).

The auditor updated the Board of Directors of the standards which he follows.

In 2013, the internal auditor conducted a self-assessment of internal auditing activities, and assessments were also completed by a third party. These assessments indicate that internal auditing activities comply with the required standards. Furthermore, at the start of 2017, the auditor was authorized to review internal audit activities (QAR).

Access to information.	The internal auditor was supplied with documents and information as stipulated in Section 9 of the Internal Audit Law, and he was granted permanent and direct access to the Company’s information systems, including financial data.

Internal auditor’s report.

The internal auditor submits audit reports in writing. Audit reports are submitted regularly during the reporting year to the Chairman of the board, the CEO, and to the chairman and members of the Audit Committee. Reports are submitted near the date of discussion by the Committee (usually three days before the said date). In 2018, additional works were carried out, some of which were discussed by an ad-hoc Board committee.

The Audit Committee discussed audit reports on the following dates: January 18, 2018, February 20, 2018, March 8, 2018, March 12, 2018, April 25, 2018, May 13, 2018, May 17, 2018, May 31, 2018, June 18, 2018, July 19, 2018, August 12, 2018, September 2, 2018, October 11, 2018, December 3, 2018, December 16, 2018, and December 26, 2018.

In addition to the audit reports, the auditor submitted reviews and reports to the Audit Committee on various matters as requested by the Committee, and briefed the Committee on the implementation of the decisions in the audit reports that were discussed by the Committee (some, in meetings held in addition to the ones noted above).

For information concerning the main audit topics, see the corporate governance questionnaire and Chapter E to the periodic report.

The Board of Directors’ assessment of the internal auditor’s work	The Board of Directors believes that the scope of the Company’s audits, the nature and continuity of the internal auditor’s activities as well as the audit work plan, are reasonable under the circumstances and can achieve the goals of the audit.

Remuneration

The terms of the internal auditor’s employment were discussed and approved by the Company’s Audit Committee and Board of Directors on March 20, 2017, and March 29, 2017, respectively, and were updated as follows:

total monthly salary of NIS 50,000 and an annual bonus based on pre-determined targets set by the Audit Committee and approved by the Board of Directors, of up to 62.5% of the annual salary excluding ancillary costs.

On March 27, 2019, the Company’s Board of Directors approved the bonus for the Company’s internal auditor for 2018, to the amount of NIS 291,000 (49% of his annual salary).

The Board of Directors believes that the compensation paid to the internal auditor did not affect his professional judgment.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

2.5.	Internal controls

The Company assesses the effectiveness of its internal controls in accordance with the Securities Regulations (Periodic and Immediate Reports) (Amendment), 2009 (“the Regulations”). The Company’s periodic report for 2018 includes an annual report on the effectiveness of internal controls over financial reporting and disclosure, a CEO statement and a Company and Group CFO statement, as required by the Regulations.

In light of the actions taken by the Company to correct the material weakness first reported in the periodic report for 2017, and based on the efficacy assessment carried out by Management under Board supervision, the Company’s Board of Directors and Management have concluded that the internal controls over the Company’s financial reporting and disclosure, as of December 31, 2018, are effective.

For more information, see Chapter E to the periodic report for 2018.

3.	Disclosure Concerning the Company’s Financial Reporting

3.1.	Disclosure on the early adoption of IFRS 16 - Leases

Following publication of IFRS 16 - Leases (“the Standard”), the Company reviewed the Standard’s possible impact on its financial statements, including by consultation with its auditing accountants. This review was conducted across all Group companies. As a result, the Company decided on the early adoption of the Standard, starting from January 1, 2018.

For information concerning the Standard’s guidelines, its application, and adjustments to the Group’s financial statements following the Standard’s first-time application, see Note 2.8.1 to the financial statements.

Actions taken by the Group in preparation for adopting the Standard, and measures for reducing the risk for errors in its financial statements:

1.	The Group studied the possible impact of the Standard on its financial statements. This process included a review of the Standard’s provisions, a review of professional information issued by international accounting firms, and internal discussions with Group companies. In addition, consultations and professional meetings were held with the auditing accountants. These meetings included a thorough discussion of issues raised by the Standard’s application, application of the transitional provisions, and a review of its impact on the Group’s companies. Each company documented the relevant issues and their impact on the financial statements.

2.	The Group has reviewed the necessary adjustments to the Group’s information systems supporting the Standard’s application. Following this review, specialized software was purchased which supports the accounting treatment required under the Standard, and adjustments were made to existing information systems.

3.	The Group has studied the adaptation of its internal controls to the Standard, in order to achieve effective control over proper first-time application of the Standard, and the plausibility of significant judgments and estimates made in such application.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

3.2.	Disclosure of valuations

Extremely material valuations and material valuations pursuant to Regulation 8B to the Securities Regulations (Periodic and Immediate Reports), 1970:

A.

	Pelephone - Extremely material valuation Attached to the financial statements as of December 31, 2018	Bezeq Fixed-Line – Extremely material valuation	DBS - Extremely material valuation Attached to the financial statements as of December 31, 2018	Bezeq International – Material valuation
Subject of valuation	Value in use of Pelephone’s operations for test of impairment of goodwill recognized in the Company’s financial statements in accordance with IAS 36.	Value in use of Bezeq fixed-line operations to test for impairment of goodwill attributed for these operations in the Company’s financial statements pursuant to IAS 36.	Value in use of DBS Satellite Services (1988) Ltd. to test for impairment of goodwill and recognized in the Company’s financial statements pursuant to IAS 36 and to test for impairment of non-current assets.	Value in use of Bezeq International to test for impairment.

Date of valuation	December 31, 2018; valuations signed on March 27, 2019.

Value prior to the valuation	NIS 2,149 million carrying amount of Pelephone’s net operating assets(*) (NIS 1,027 million - goodwill).	NIS 4,770 carrying amount of net operating assets of Bezeq fixed-line operations (NIS 265 million - goodwill).	NIS 1,308 carrying amount of net operating assets of D.B.S. Satellite Services (1988) Ltd. (NIS 33 million - goodwill).	NIS 828 million carrying amount of Bezeq International Ltd.’s net operating assets.

Value set in the valuation	NIS 2,914 million. The Company concluded that there is no impairment requiring a write-down of goodwill recognized in the Company’s books.	NIS 15,053 million. The Company concluded that there is no impairment requiring a write-down of goodwill recognized in the Company’s books.	The value of the Company’s operations is negative, amounting to NIS (871) million. In light of the negative value of the operations, the value of the Company’s non-current assets was set as the higher of either their fair value or zero. Thus, DBS’s equity derived from the fair value of balance sheet items revalued under IAS 36 and IFRS 15, is negative - NIS (229) million.

			The Company concluded that there is impairment (including of customers and brand value attributed to DBS upon business combination) requiring a write-down of NIS 1,524 million, post-tax, in the Company’s books.	NIS 1,061 million. The Company concluded that there is no impairment requiring a write-down in the Company’s books.

(*)	Pelephone’s net operating assets do not include trade receivable balances from installment-based handset sales presented at present value.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

3.2	Disclosure of valuations (contd.)

	Pelephone	Bezeq fixed-line	DBS	Bezeq International
Appraiser’s identity and profile	Prometheus Financial Advisory Ltd. The study was conducted by a team headed by Eyal Shevach, who holds a bachelor’s degree in electronic engineering from the Technion, and an MBA from Tel Aviv University. Mr. Shevach is an expert with over 10 years’ experience in valuation, financial statement analysis, preparing expert opinions, and performing various financial advisory studies for companies and businesses. The appraiser is no dependent on the Company. The Company undertook to indemnify the appraiser for damages above three times the appraiser’s fee, except if he acted maliciously.

Valuation model	Discounted Cash Flow method (DCF).	Discounted Cash Flow method (DCF)	Phase 1 – Discounted Cash Flow method (DCF) Phase 2 – Assessing the fair value of DBS’s non-current assets.	Discounted Cash Flow method (DCF)

Assumptions used in the valuation	Discount rate - 10.3% (post-tax). Permanent growth rate - 2.5%. Scrap value of total value set in valuation - 83%.	Discount rate - 7.5% (post-tax). Permanent growth rate - 0%. Scrap value of total value set in valuation - 70%.	Discount rate - 8.5% (post-tax). Permanent growth rate - 0%. Scrap value of total value set in valuation – N/A.	Discount rate – 9.7% (post-tax) Permanent growth rate – 0.4%. Scrap value of total value set in valuation – 69%.

For more information, see Note 11 to the financial statements.

The Company’s consolidated financial statements as of December 31, 2018 stated the value of its investments in Bezeq the Israel Telecommunication Corporation Ltd. – Domestic Fixed-Line Communications segment, in the Pelephone Telecommunication Ltd. segment, in the DBS Satellite Services (1992) Ltd. segment, and in the Bezeq International Ltd. segment at 49% of its assets.

As such, Prometheus Financial Advisory Ltd. is considered an extremely material appraiser according to the Israel Securities Authority’s legal staff position 105-30 (“the Staff Position”).

For information concerning the appraiser as required under the Staff Position, see the valuations attached to the financial statements.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

3.2	Disclosure of valuations (contd.)

B.

Actuarial assessment of liabilities to employees transferred to the Company from the Ministry of Communications –

Extremely material valuation

Attached to the financial statements as of December 31, 2018.

Subject of valuation	Actuarial assessment of liabilities for early retirement of employees transferred from the civil service under IAS 19 – Employee Benefits.

Date of valuation	December 31, 2018; valuation signed March 25, 2019.

Value set in the valuation	NIS 290 million

Appraiser’s identity and profile	Ernst & Young (Israel) Ltd. The calculation was performed by Mr. Eli Meir and staff from Ernst & Young (Israel) Ltd.’s actuarial department. Mr. Meir holds a bachelor’s degree in Economics from Tel Aviv University and is a certified actuary and a fellow in the Israel Association of Actuaries (FILAA). Mr. Meir is an expert with 17 years of professional experience, including in performing and auditing actuarial assessments for employee benefits similar to those of the Company’s, auditing actuarial assessments in budgetary pension organizations and pension funds. The appraiser is not dependent on the Company. The Company undertook to indemnify the appraiser for damages above three times the appraiser’s fee.

Valuation model	The present value of liabilities was calculated using the projected unit credit method, as dictated by IAS 19 – Employee Benefits.

Assumptions underlying the valuation	A.	The cost of purchasing policies for employees was calculated according to the agreement with the insurer Menorah, which specifies the calculation formula. The agreement is valid through December 31, 2019. It was assumed that the terms of the present agreement and its underlying assumptions for calculating policy purchase costs will remain valid until the end of 2021.

	B.	The salary growth rate specified in the ‘Makefet Vatika’ fund for the employees’ estimated retirement date is calculated based on the assumption that the average salary in Israel will grow at a real rate of 1.2% per annum. This rate is based on the assumption in Pension Circular 2013-3-1 issued by the Capital Market Authority, for use in actuarial assessments for pension funds.

	C.	The salary growth rate in the Company until the expected retirement age is according to the individual growth rate forecast received from relevant persons in the Company’s management.

	D.	Discount rate – The discount rate for calculating the cost of purchasing pension policies, from the expected date of retirement onward, is based on the Company’s agreement with the insurer Menorah, as detailed above.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

3.3.	Due to the material nature of the actions brought against the Group and which currently cannot be evaluated or their corresponding exposure assessed, the auditors have drawn the reader’s attention to this fact in their opinion of the financial statements.

3.4.	Material events subsequent to the financial statements’ date

A.	For material events subsequent to the financial statements’ date, see Note 33 to the financial statements.

B.	For information concerning the dividend payment policy, see Note 22.2 to the financial statements.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

4.	Details of debt certificate series

Data on the Company’s debentures in circulation, as of December 31, 2018:

		Debentures (Series 6)	Debentures (Series 7)	Debentures (Series 9)	Debentures (Series 10)
A	Issue date (excluding expansions)	July 3, 2011	July 3, 2011	October 15, 2015	October 15, 2015

B	Total par value upon issue (including expansions)	NIS 2,999,981,609	NIS 733,759,000	NIS 2,144,968,000	NIS 881,683,808

C	Par value	NIS 2,399,985,287	NIS 587,007,200	NIS 2,144,968,000	NIS 881,683,808

D	Par value revalued to the reporting date (CPI-linked)	NIS 2,495,324,703	NIS 587,007,200	NIS 2,144,968,000	NIS 885,951,158

E	Accrued interest, revalued to the reporting date	NIS 7,693,918	NIS 844,312	NIS 6,524,278	NIS 1,624,244

F	Fair value as included in the financial statements	NIS 2,686,303,532	NIS 598,277,738	NIS 2,213,606,976	NIS 915,981,308

G	Stock exchange value	NIS 2,686,303,532	NIS 598,277,738	NIS 2,213,606,976	NIS 915,981,308

H	Type of interest	Fixed, 3.7%	Variable - STL for one year plus 1.4% margin	Fixed, 3.65%	Fixed, 2.2%

I	Principal repayment dates	December 1 every year from 2018 through 2022	December 1 every year from 2018 through 2022	December 1 every year from 2022 through 2025	December 1 every year from 2022 through 2025

J	Interest repayment dates	June 1 and December 1 every year, from Dec. 1, 2011 through Dec. 1, 2022	On March 1, June 1, September 1, and December 1 every year, from Sept. 1, 2011 through Dec. 1, 2022	June 1 and December 1 every year, from Dec. 1, 2015 through Dec. 1, 2025	June 1 and December 1 every year, from Dec. 1, 2015 through Dec. 1, 2025

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

4.	Details of debt certificate series (contd.)

Data on the Company’s debentures in circulation, as of December 31, 2018:

		Debentures (Series 6)	Debentures (Series 7)	Debentures (Series 9)	Debentures (Series 10)
K	Linkage	Principal and interest linked to increases in the CPI (base index - May 2011)	Unlinked	Unlinked	Principal and interest linked to increases in the CPI (base index - August 2015)

L	Liability in relation to Company’s total liabilities	Material	Immaterial	Material	Material

M	Trustee	Reznik Paz Nevo Trusts Ltd. Contact - Yossi Reznik, CPA Email - yossi@rpn.co.il, Phone: 03-6389200, Fax: 03-6389222 Address - 14 Yad Harutzim St., Tel Aviv

N	Rating

Debentures (Series 6,7,9,10) are rated Aa2.il/Stable by Midroog Ltd. (“Midroog”)

and ilAA/Negative by S&P Global Ratings Maalot Ltd. (“Maalot”).

For current and historical ratings reports for the debentures, see the immediate reports (Midroog) of April 30, 2018
(ref. no. 2018-01-034470) and November 18, 2018 (ref. no. 2018-01-104875), and the immediate reports (Maalot) of April 26, 2018
(ref. no. 2018-01-033573) and November 18, 2018 (ref. no. 2018-01-104944).

The rating reports are included in this Board of Directors’ Report by way of reference.

O	Compliance with the deeds of trust	On December 31, 2018, the Company issued to the trustees of Debentures (Series 6, 7, 9, and 10) confirmations of its compliance with the deeds of trust for 2018.

P	Pledges	As concerns Debentures (Series 6, 7, 9, and 10), the Company has undertaken not to create additional pledges on its assets unless it simultaneously create pledges toward the debenture holders and the lending banks (negative pledges) and subject to such exceptions as detailed in Note 15.3 to the financial statements.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2018

5.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of December 31, 2018, see the Company’s reporting form on the MAGNA system, dated March 28, 2019.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shlomo Rodav	Dudu Mizrahi
Chairman of the Board	CEO

Signed: March 27, 2019

Part C:

Consolidated Financial Statements for the Year Ended December 31, 2018

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Contents		Page
Auditors’ Reports		1
Financial Statements
Consolidated Statements of Financial Position		3
Consolidated Statements of Income		5
Consolidated Statements of Comprehensive Income		5
Consolidated Statements of Changes in Equity		6
Consolidated Statements of Cash Flows		7
Notes to the Consolidated Financial Statements		8
1	General	8
2	Basis of Preparation	10
3	Significant accounting policies	15
4	Cash and cash equivalents	29
5	Investments	29
6	Trade and other receivables	29
7	Income tax	31
8	Broadcasting rights, net of rights exercised	34
9	Leases	34
10	Fixed assets	36
11	Intangible assets	38
12	Deferred expenses and non-current investments	42
13	Investment property	43
14	Investees	44
15	Debentures, loans and borrowings	46
16	Trade and other payables	51
17	Provisions	51
18	Employee benefits	52
19	Contingent Liabilities	56
20	Agreements	58
21	Securities, Liens and Guarantees	59
22	Equity	60
23	Revenues	61
24	General and operating expenses	61
25	Salaries	61
26	Other operating expenses (income), net	62
27	Financing expenses (income), net	62
28	Earnings per share	62
29	Segment Reporting	63
30	Transactions with interested and related parties	68
31	Financial Instruments	75
32	Selected Condensed Data from the Financial Statements of Pelephone Communications Ltd., Bezeq International Ltd., and DBS Satellite Services (1998) Ltd.	82
33	Subsequent Events	85

C-i

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609

Tel Aviv 61006, Israel

+972 3 684 8000

Auditors’ Report to the Shareholders of

“Bezeq” the Israeli Telecommunication Corporation Ltd.

We have audited the accompanying consolidated statements of financial position of “Bezeq” the Israeli Telecommunication Corporation Ltd. (hereinafter “the Company”) as of December 31, 2018 and 2017 and the consolidated income statements, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flows, for each of the three years, in the period ended December 31, 2018. These financial statements are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of certain consolidated subsidiaries whose assets constitute approximately 1% of the total consolidated assets as of December 31, 2018 and 2017, and whose revenues constitute approximately 1% of the total consolidated revenues for the years ended December 31, 2018, 2017 and 2016. The financial statements of those companies were audited by other auditors, whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors Regulations (Manner of Auditor’s Performance) - 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of December 31, 2018 and 2017 and their results of operations, changes in equity and cash flows, for each of the three years in the period ended December 31, 2018, in accordance with International Financial Reporting Standards (IFRS) and in accordance with the Securities Regulations (Annual Financial Statements) - 2010.

We have also audited, in accordance with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel “An Audit of Components of Internal Control over Financial Reporting”, as amended, the Company’s components of internal control over financial reporting as of December 31, 2018, and our report dated March 27, 2019 included an unqualified opinion on the effective maintenance of those components.

Without qualifying our abovementioned opinion, we draw attention to Note 1.2 regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect, inter alia, to transactions related to the former controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, and regarding the joint investigation by the Securities Authority and the Unit for Combating Economic Crime at Lahav 433 and regarding the publication of the Attorney General’s decision, by which he is considering charging the former controlling shareholder with criminal charges.

As stated in the above note, at this stage, the Company is unable to assess the effects of the investigations, their findings and their results on the Company, and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

In addition, without qualifying our abovementioned opinion, we draw attention to lawsuits filed against the Company and its Subsidiaries which cannot yet be assessed or the exposure in respect thereof cannot yet be calculated, as set forth in Note 19.

Somekh Chaikin

Certified Public Accountants (Isr.)

March 27, 2019

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609

Tel Aviv 61006, Israel

+972 3 684 8000

Auditors’ Report to the Shareholders of

“Bezeq” the Israeli Telecommunication Corporation Ltd. Regarding the Audit of Internal Control Components over Financial Reporting in accordance with paragraph 9b(c) of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

We have audited internal control components over financial reporting of “Bezeq” the Israeli Telecommunication Corporation Ltd. and its subsidiaries (hereinafter “the Company”) as of December 31, 2018. These control components were determined as explained in the following paragraph. The Company’s Board of Directors and Management are responsible for maintaining effective internal control over financial reporting and for their assessment of the effectiveness of the Company’s internal control components over financial reporting accompanying the periodic report as of the above date. Our responsibility is to express an opinion on the Company’s internal control components over financial reporting based on our audit.

Audited Internal control components over financial reporting were determined in accordance with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel “Audit of Internal Control Components over Financial Reporting”, and its amendments (hereinafter “Auditing Standard 104”). These components are:

(1) Entity level controls, including controls over the preparation and closure of the financial reporting process and general information technology controls;

(2) Controls over the revenue process;

(3) Controls over the salary process;

(4) Controls over the fixed assets process;

(5) Controls over the procurement process;

(All these hereinafter are named together “audited control components”).

We conducted our audit in accordance with Auditing Standard 104. This standard requires us to plan and perform the audit to identify the audited control components and to obtain reasonable assurance about whether these control components were effective in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, identifying the audited control components, assessing the risk that a material weakness exists in the audited control components, and testing and evaluating the design and operating effectiveness of those control components based on the assessed risk. Our audit, regarding those control components, also included performing such other procedures as we considered necessary in the circumstances. Our audit referred only to the audited control components, as opposed to internal control over all significant processes related to financial reporting, therefore our opinion refers to the audited control components only. Our audit also did not refer to mutual effects between audited control components and non-audited control components, therefore our opinion does not take into account these possible effects. We believe that our audit provides a reasonable basis for our opinion in the context described above.

Because of its inherent limitations, internal control over financial reporting as a whole, and internal control components in particular, may not prevent or detect misstatements. Also, projections of any current evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective audited control components as of December 31, 2018.

As described in the report on the effectiveness of internal controls over financial reporting and disclosures for the year ended December 31, 2018 of “Bezeq” the Israeli Telecommunication Corporation Ltd. (hereinafter “the Corporation”), In 2017-2018 investigations were conducted by the Israel Securities Authority and the Israel Police, as part of which a number of officers and senior employees of the Bezeq Group were questioned. (Most no longer serve in the Group as of the publication date of this report). The Corporation does not have complete information concerning these investigations, their content, the materials and proofs in the possession of the legal authorities on this matter. Accordingly, the Corporation is unable to assess the impact of the investigations, their findings and their results on the Company, and on the financial statements of the Company and the estimates used in preparing these statements, if at all.

We have also audited, in accordance with generally accepted auditing standards in Israel, the Company’s consolidated financial statements as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 and our report dated March 27, 2019 expressed an unqualified opinion on those financial statements, as well as references to Note 1.2 regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Israel Securities’ Law and Penal Law, in respect, inter alia, to transactions related to the former controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, and regarding the joint investigation by the Securities Authority and the Unit for Combating Economic Crime at Lahav 433 and regarding the publication of the Attorney General’s decision, by which he is considering charging the former controlling shareholder with criminal charges.

In addition, references to Note 19 regarding lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be calculated.

Somekh Chaikin

Certified Public Accountants (Isr.)

March 27, 2019

Consolidated Financial Statements as at December 31, 2018

Consolidated Statements of Financial Position as at December 31

		2018*	2017
Assets	Note	NIS million	NIS million

Cash and cash equivalents	4,3.3	890	2,181
Investments	5,3.3	1,404	289
Trade receivables	3.3, 6	1,773	1,915
Other receivables	3.3, 6	267	270
Eurocom DBS, related party	14.2	-	43
Inventory	3.10	97	125
Total current assets		4,431	4,823

Trade and other receivables	3.3, 6	470	493
Broadcasting rights, net of rights exercised	3.4, 8	60	454
Right-of-use assets	2.8.1, 9	1,504	-
Fixed assets	3.5, 10	6,214	6,798
Intangible assets	3.6, 11	1,919	2,768
Deferred tax assets	3.16, 7	1,205	1,019
Deferred expenses and non-current investments	12	462	494
Investment property	3.8, 13	58	-
Total non-current assets		11,892	12,026

Total assets	16,323	16,849

Consolidated Financial Statements as at December 31, 2018

Consolidated Statements of Financial Position as at December 31 (Contd.)

		2018*	2017
	Note	NIS million	NIS million

Debentures, loans and borrowings	3.3, 15	1,542	1,632
Current maturities of liabilities for leases	2.8.1, 9	445	-
Trade and other payables	16	1,690	1,699
Current tax liabilities		-	152
Employee benefits	3.12, 18	581	280
Provisions	3.13, 17	175	94
Total current liabilities		4,433	3,857

Loans and debentures	3.3, 15	9,637	10,229
Liability for leases	2.8.1, 9	1,106	-
Employee benefits	3.12, 18	445	272
Derivatives and other liabilities		174	234
Deferred tax liabilities	3.16, 7	56	73
Provisions	3.13, 17	38	40
Total non-current liabilities		11,456	10,848

Total liabilities		15,889	14,705

Total equity	22	434	2,144

Total liabilities and equity	16,323	16,849

Shlomo Rodav	Dudu Mizrahi	Yali Rothenberg
Chairman of the Board of Directors	CEO	Bezeq Group CFO

Date of approval of the financial statements: March 27, 2019

* See Note 2.8.1 for information about early adoption of IFRS 16, Leases.

The attached notes are an integral part of the consolidated financial statements

Consolidated Financial Statements as at December 31, 2018

Consolidated statements of income for the year ended December 31

		2018*	2017	2016
	Note	NIS million	NIS million	NIS million

Revenues	3.14, 23	9,321	9,789	10,084
Costs of activity
General and operating expenses	24	3,379	3,891	4,012
Salaries	25	1,992	2,005	2,012
Depreciation and amortization	9,10,11,12	2,189	1,715	1,739
Impairment loss	11.4, 11.5	1,675	87	-
Other operating expenses (income), net	26	634	(19)	-
		9,869	7,679	7,763

Operating profit (loss)		(548)	2,110	2,321
Financing expenses	3.15, 27
Financing expenses		516	477	508
Financing income		(81)	(60)	(61)
Financing expenses, net		435	417	447

Profit (loss) after financing expenses, net		(983)	1,693	1,874
Share in losses of equity-accounted investees	14	(3)	(5)	(5)
Profit (loss) before income tax		(986)	1,688	1,869
Income tax	3.16, 7	80	453	625
Profit (loss) for the year attributable to shareholders of the Company		(1,066)	1,235	1,244
Earnings (loss) per share (NIS)	28
Basic and diluted earnings (loss) per share		(0.39)	0.45	0.45

Consolidated Statements of Comprehensive Income for the Year Ended December 31

	2018*	2017	2016
	NIS million	NIS million	NIS million
Profit (loss) for the year	(1,066)	1,235	1,244
Remeasurement of a defined benefit plan, net	16	(11)	(25)
Additional items of other comprehensive income (net of tax)	26	3	10
Total comprehensive income (loss) for the year attributable to shareholders of the Company	(1,024)	1,227	1,229

* See Note 2.8.1 for information about early adoption of IFRS 16, Leases.

The attached notes are an integral part of the consolidated financial statements

Consolidated Financial Statements as at December 31, 2018

Comprehensive Statements of Changes in Equity for the Year Ended December 31

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to shareholders of the Company

Balance as at January 1, 2016	3,874	368	16	390	(98)	(2,139)	2,411
Profit in 2016	-	-	-	-	-	1,244	1,244
Other comprehensive income (loss) for the year, net of tax	-	-	-	-	10	(25)	(15)
Total comprehensive income for 2016	-	-	-	-	10	1,219	1,229
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(1,441)	(1,441)
Exercise of options for shares	4	16	(16)	-	-	-	4
Balance as at December 31, 2016	3,878	384	-	390	(88)	(2,361)	2,203
Profit in 2017	-	-	-	-	-	1,235	1,235
Other comprehensive income (loss) for the year, net of tax	-	-	-	-	3	(11)	(8)
Total comprehensive income for 2017	-	-	-	-	3	1,224	1,227
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(1,286)	(1,286)
Balance as at December 31, 2017	3,878	384	-	390	(85)	(2,423)	2,144
Loss in 2018	-	-	-	-	-	(1,066)	(1,066)
Other comprehensive income for the year, net of tax	-	-	-	-	26	16	42
Total comprehensive loss for 2018	-	-	-	-	26	(1,050)	(1,024)
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders (Note 22)	-	-	-	-	-	(686)	(686)
Balance as at December 31, 2018	3,878	384	-	390	(59)	(4,159)	434

The attached notes are an integral part of the consolidated financial statements

Consolidated Financial Statements as at December 31, 2018

Consolidated statements of cash flows for the year ended December 31

		2018*	2017	2016
	Note	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the year		(1,066)	1,235	1,244
Adjustments:
Depreciation and amortization	9,10,11,12	2,189	1,715	1,739
Impairment loss of assets	11.4 and 11.5	1,675	87	-
Capital gain, net	26	(15)	(66)	(107)
Share in losses of equity-accounted investees	14	3	5	5
Financing expenses, net	27	445	426	474
Income tax expenses	7	80	453	625

Change in trade and other receivables	6	241	193	106
Change in inventory		(5)	(35)	(20)
Change in trade and other payables	16	(138)	10	(24)
Change in provisions	17	81	15	(19)
Change in employee benefits	18	489	(33)	(65)
Change in other liabilities		-	(34)	23
Net income tax paid		(467)	(446)	(455)
Net cash from operating activities		3,512	3,525	3,526
Cash flow used for investing activities
Purchase of fixed assets	10	(1,216)	(1,131)	(1,193)
Investment in intangible assets and deferred expenses	11,12	(390)	(399)	(223)
Investment in deposits with banks and others		(2,338)	(276)	(917)
Proceeds from bank deposits and others		1,244	564	1,088
Proceeds from the sale of fixed assets		160	98	138
Receipts on account of sale of the Sakia property		155	-	-
Payment of betterment tax for the sale of the Sakia property		(80)	-	-
Permit fees and purchase tax for the Sakia property		(121)	-	-
Tax payment for shareholder’s loans		-	-	(461)
Miscellaneous		34	(4)	1
Net cash used in investing activities		(2,552)	(1,148)	(1,567)
Cash flows used in financing activities
Issue of debentures and receipt of loans	15	891	2,517	2,161
Repayment of debentures and loans	15	(1,567)	(1,587)	(1,841)
Payments of principal and interest for leases	9	(422)	-	-
Dividends paid	22	(686)	(1,286)	(1,441)
Interest paid	15	(421)	(415)	(458)
Payment to Eurocom DBS for acquisition of shares and DBS loan	14	-	(61)	(256)
Miscellaneous		(46)	(12)	(31)
Net cash used for financing activities		(2,251)	(844)	(1,866)

Increase (decrease) in cash and cash equivalents, net		(1,291)	1,533	93
Cash and cash equivalents as at January 1		2,181	648	555
Cash and cash equivalents as at the end of the year		890	2,181	648

* See Note 2.8.1 for information about early adoption of IFRS 16, Leases.

The attached notes are an integral part of the consolidated financial statements

Notes to the Consolidated Financial Statements as at December 31, 2018

1.	General

1.1	Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Group as at December 31, 2018 include the statements of the Company and its subsidiaries (jointly: “the Group”) and the Group’s interests in associates. The Group is a principal provider of communication services in Israel (see also Note 29 – Segment Reporting).

1.2	Investigation of the Israel Securities Authority and the Police Force

1.2.1	On June 20, 2017, the Israel Securities Authority (“the ISA”) began an open investigation (“the Investigation”), which included searches and seizure of documents at the offices of the Company and in the offices of DBS Satellite Services (1998) Ltd. (“DBS”).

As part of the investigation, the former chairman of the Company’s Board of Directors, the former CEO of the Company, the former CEO and CFO of DBS, and to the best of the Company’s knowledge, other senior officers and officers in the Group were questioned.

On November 6, 2017, the ISA issued a press release regarding the completion of the Investigation and the transfer of the Investigation file to the Tel-Aviv District Attorney (Taxation and Economics). In accordance with the notice, the ISA concluded that there is prima facie evidence establishing the involvement of the main suspects in the case, in offenses of (1) fraudulently receiving funds in connection with the entitlement of the Company’s controlling shareholder (at that time) to a consideration of NIS 170 million as part of the transaction for the Company’s purchase of DBS shares from the Company’s controlling shareholder, a consideration contingent on certain targets to be met by DBS; (2) leaking the material of the independent committee of the Company’s Board of Directors that examined examine interested party transactions (the transaction for the acquisition of DBS shares by the Company and the transaction between DBS and Space Communications Ltd. for the purchase of satellite segments for DBS) to the Company’s controlling shareholder (at that time) and associates; (3) promoting the Company’s interests in the Ministry of Communications in violation of the Penal Law, 1977 and the Israel Securities Law. The notice further stated that the Investigation file was transferred to the District Attorney’s Office and that the District Attorney’s Office is authorized to decide on how to continue with this case. It should be noted that in this context, on November 20, 2017, the Company and DBS received a “letter of notice to the suspect” according to which the investigation file for investigating the Company and DBS as suspects was transferred to the Attorney General for review.

On February 18, 2018, a joint press release by the ISA and the Israel Police stated that in view of the evidence the ISA found in its investigation, which raised suspicions of additional offenses, a new joint investigation was opened on that date by investigators of the ISA and the Unit for Combating Economic Crime at Lahav 433 (“the New Investigation”), and a number of suspects were arrested, including senior officers of the Group (including the Company’s controlling shareholder in the period relevant to the investigation, and the former CEO of the Company), who were released under restrictive conditions.

On December 2, 2018, the spokespersons of the Israel Police and the ISA announced that the Investigation had been concluded (“the Announcement”). According to the Announcement, the Investigation case refers mainly to the alleged suspicion of bribery, fraud and breach of trust committed by the controlling shareholder (at the times relevant to the Investigation), among others, in the Bezeq Group and the Walla! website. With the conclusion of the Investigation, the Israel Police and the ISA Authority believe that there is sufficient evidence in the case to substantiate the suspicions against the main parties involved in the affair, some of whom are former officers of the Company (the former controlling shareholder of the Company, the former CEO of the Company, a former director in the Company, and the former VP of strategy and business development of the Group).

It should be noted that on February 28, 2019, suspicions against Prime Minister Benjamin Netanyahu were published. The suspicions include reference to the matters investigated in the New Investigation, including suspicions of exercising authority by Benjamin Netanyahu to promote matters relating to the business of a former controlling shareholder in the Company and to his economic interests and the economic interests of Bezeq Group. In addition, as the Attorney General’s decision shows, he is considering charging the former controlling shareholder with criminal charges for bribery, offenses of obstruction of justice and coerced testimony, money laundering offenses’ and reporting violations under the Israel Securities Law.

Notes to the Consolidated Financial Statements as at December 31, 2018

1.2.2	Subsequent to the opening of the investigation, several legal proceedings were initiated against the Company, its senior officers and companies in the group that holds the controlling interest in the Company, including motions for certification of class actions and motions for discovery of documents before submitting a motion for certification of a derivative claim. For further information about these proceedings, see Note 19.

1.2.3	The Company does not have full information about the investigations, their content, the materials and the evidence in the possession of the legal authorities. Accordingly, the Company is unable to assess the effects of the investigations, their findings, and their results on the Company, as well as on the financial statements, and on the estimates used in the preparation of these financial statements, if any. Once the constraints on carrying out reviews and controls related to issues that arose in the Investigations are lifted, the review of all matters related to subjects that arose during those Investigations will be completed as required.

Following the special circumstances and the restrictions as described above and the restrictions that were specified, the Company performed compensatory actions, reviews and tests and procedures in order to ensure that the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and the Israel Securities Regulations (Periodic and Immediate Reports), 1970. In this respect, the Company, carried out the following actions, among others:

A.	A special review of the adequacy of the control processes in the Company by outside consultants, led by the Company’s Internal Auditor and under the supervision of a special, independent committee from among the Company’s Board members. Further to this review, the special committee approved various amendments to the control processes and the work in the Company. The amendments have been implemented.

B.	A special review of the issues of corporate governance led by the Company’s Internal Auditor and supported by outside consultants. The work included deeper reviews on the issues of risk management, compliance, enforcement, and internal control. The Group companies are implementing the required adjustments according to the multi-annual guidelines decided upon.

C.	Retaining the services of professional accounting support to assist the process of preparing the financial statements of DBS for 2017.

D.	Adding compensatory procedures in relation to the activities of certain officers on issues that affect financial reporting and disclosure, in order to deepen the internal control on those issues; these compensatory procedures were carried out in 2017 and 2018.

E.	Changes in the composition of the Board of Directors and in the composition of the management of the Company and the subsidiaries.

In view of the activities to amend the material weakness, and based on the assessment of the effectiveness carried out by the management under the supervision of the Board of Directors, the Company’s Board of Directors and management concluded that the internal control over financial reporting and over disclosures in the Company as at December 31, 2018 are effective.

1.3	Definitions

In these financial statements:

The Company: Bezeq The Israel Telecommunication Corporation Limited

The Group: Bezeq The Israel Telecommunication Corporation Limited and its subsidiaries, as follows:

Subsidiaries: Companies, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company, as set out in Note 14.

Associates: Companies, including a partnership, in which the Group’s investment is included, directly or indirectly, in the consolidated financial statements on the equity basis.

Investees: Subsidiaries or associates

Related parties: As defined in IAS 24, Related Party Disclosures

Interested parties: As defined in paragraph (1) of the definition of an “interested party” in section 1 of the Securities Law, 1968

Notes to the Consolidated Financial Statements as at December 31, 2018

2.	Basis of Preparation

2.1	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with the Securities Regulations (Annual Financial Statements), 2010.

The consolidated financial statements were approved by the Board of Directors on March 27, 2019.

2.2	Functional currency and presentation currency

The consolidated financial statements are presented in NIS, which is the Group’s functional currency, and have been rounded to the nearest million. NIS is the currency that represents the principal economic environment in which the Group operates.

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

*	Derivative financial instruments, including financial derivatives, at fair value through profit or loss

*	Inventories measured at the lower of cost and net realizable value

*	Deferred tax assets and liabilities

*	Provisions

*	Assets and liabilities for employee benefits

*	Liability for payment of contingent consideration in a business combination

For further information about the measurement of these assets and liabilities see Note 3, Significant Accounting Policies.

2.4	Operating cycle

The Group’s operating cycle is up to one year. As a result, current assets and current liabilities include items the realization of which is intended and anticipated to take place within one year from the date of the financial statements.

2.5	Classification of expenses recognized in the statement of income

Costs and expenses in the statement of income are presented and analyzed on the basis of the function of the expenses. The classification is compatible with the understanding of the Group’s businesses, which address a wide range of services using common infrastructure. All of the costs and expenses are used to provide services.

Notes to the Consolidated Financial Statements as at December 31, 2018

2.6	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires the Group’s management to make judgments and use estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant estimates and judgments and for which changes in the assessments and assumptions could potentially have a material effect on the financial statements:

Subject	Principal assumptions	Possible effects	Reference
Measurement of recoverable amounts of cash-generating units that include goodwill	Assumption of expected cash flows from cash-generating units	Recognition of impairment loss	Note 11
Identification of a cash-generating unit to assess impairment	Determining cash-generating units in the Group	Recognition of impairment loss	Note 11.4
Deferred taxes	Assumption of anticipated future realization of the tax benefit, including assumptions for the utilization of carryforward losses in DBS, and the assumption that it is more likely than not that the cancellation of the structural separation between the Company and DBS will be approved	Recognition or reversal of deferred tax asset in profit or loss	Note 7
Useful life and expected operation of fixed assets, intangible assets, broadcasting rights, and subscriber acquisition asset	Assumptions of the useful life of groups of fixed assets, intangible assets, and additional assets	Change in the value of fixed assets, intangible assets, additional assets, and depreciation and amortization expenses	Notes 8, 10, 11 and 12
Determining the lease term	When determining the term of the lease, the Group takes into consideration the period in which the lease cannot be canceled, including options to extend that will probably be exercised and/or options to cancel that will probably not be exercised.	An increase or decrease in the initial measurement of a right-of-use asset and a lease liability and in depreciation and financing expenses in subsequent periods	Note 9
Discount rate for a lease liability	The Group capitalizes lease payments using its incremental interest rate	An increase or decrease in the lease liability, right-of-use asset, and depreciation expenses and financing expenses to be recognized	Note 9
Uncertain tax positions	The extent of the certainty that the Group’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience	Recognition or reversal of income tax expenses	Note 7
Measurement of liabilities and the fair value of the excess of advance payments for contingent consideration in a business combination	The assumptions regarding the amount expected to be recovered for the Company from the excess of the advance payments, and taking into consideration the solvency of Eurocom DBS	Change in the value of the liability for contingent consideration for a business combination, change in the fair value of the excess of the advance payments for contingent consideration and recognition in the statement of income for this change, respectively	Note 14
Non-recognition of profit from the sale of the Sakia property	Expected collection of proceeds due to the Company for the sale of the property	Recognition of capital gain from the sale of the property	Note 13
Provisions and contingent liabilities	Assessment of the likelihood of claims against Group companies and measuring potential liabilities attributable to claims	Reversal or creation of a provision for a claim, recognition of income/expenses and recognition of profit or loss for such change, respectively	Note 17 and Note 19
Employee post-employment benefits and liabilities for employees for dismissal	Actuarial assumptions such as discount rate, future salary increases and churn rate	An increase or decrease in the liability for a post-employment benefit plan and an obligation for voluntary redundancy of employees transferred from the Ministry of Communications	Note 18
Unavoidable costs of a contract	Assuming that the economic benefits will exceed the unavoidable costs of the contract	Recognition of a provision for an onerous contract	Note 3.13.3

Notes to the Consolidated Financial Statements as at December 31, 2018

2.7	Determining fair value

When preparing the financial statements, the Group is required to determine the fair value of certain assets and liabilities. Further information about the assumptions made in determining fair values is disclosed in Note 31.7 regarding fair value.

2.8	Initial application of new standards

2.8.1	Initial application of IFRS 16, Leases

A.	As from January 1, 2018 (“the Initial Application Date”), the Group early adopts IFRS 16, Leases (“IFRS 16” or “the Standard”).

The main effect of early adoption of IFRS 16 is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for the accounting treatment of all leases according to the accounting treatment of finance leases in the previous accounting standard on leases, IAS 17. Accordingly, until the Initial Application Date, the Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS 16, for agreements in which the Group is the lessee, the Group applies a unified accounting model, by which it recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Group has a right to control identified assets for a specified period of time. Accordingly, the Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, examines the right-of-use asset for impairment in accordance with IAS 36, Impairment of Assets, and recognizes financing expenses on the lease liability. Therefore, as from the Initial Application Date, lease expenses relating to assets leased under an operating lease, which were presented as part of general and operating expenses in the income statement, are recognized as assets that are depreciated in the depreciation and amortization expense item.

The Group applies IFRS 16 using the cumulative effect approach without a restatement of comparative figures.

In respect of all the leases under which the Group leases assets, the Group has elected to apply the transitional provision of recognizing a lease liability at the Initial Application Date according to the present value of the future lease payments discounted at the incremental interest rate of the lessee at that date (calculated according to the average duration of the balance of the lease period as from the Initial Application Date) and concurrently recognizing a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the Initial Application Date. Therefore, application of IFRS 16 did not have an effect on the balance of the Group’s equity and retained earnings at the Initial Application Date.

Upon initial application, the Group also elected to apply the following expedients, as permitted by the IFRS 16:

1.	Relying on a previous assessment of whether an arrangement is a lease or contains a lease at the application date of IFRS 16. Accordingly, the agreements that were previously classified as operating leases are accounted for in accordance with the new standard, and the agreements that were previously classified as service contracts continue to be accounted for as such without change

2.	Applying a single discount rate to a portfolio of leases with similar characteristics

3.	Not separating non-lease components from the lease components and accounting for all the components as a single lease component

Notes to the Consolidated Financial Statements as at December 31, 2018

4.	Relying on a previous assessment of whether a contract is onerous in accordance with IAS 37 at the transition date, as an alternative to assessing the impairment of right-of-use assets

5.	Excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application

6.	Using hindsight in determining the lease period if the contract includes options to extend or cancel the lease

B.	At the Initial Application Date of IFRS 16, the Group recognized right-of-use assets and lease liabilities in the amount of NIS 1.5 billion.

In measurement of the lease liabilities, the Group discounted lease payments using the nominal incremental borrowing rate at January 1, 2018. The discount rates used to measure lease liabilities range between 1.3% and 3.6% (weighted average of 1.5%).

Discounted interest rates were calculated on the basis of the market value of the marketable debentures issued by the Company. To determine the discount interest for each period, the risk-free curve was adjusted according to the risk incorporated in the debentures issued by the Company. The range of interest is affected by differences in the lease term.

The difference between the Group’s agreements for the minimum contractual lease payments in the amount of NIS 1,020 million, as reported in Note 18.1 to the annual financial statements of 2017, and the lease liabilities recognized at the Initial Application Date of IFRS 16, amounting to NIS 1.5 billion, is mainly due to the options for extending the lease, which will most likely be exercised, which were not included in the reporting in Note 18.1 to the annual financial statements of 2017 and due to the fact that the amounts of the agreements were presented in nominal and not in discounted amounts.

The tables below summarize the effects on the consolidated statement of financial position as at December 31, 2018 and on the consolidated statements of income and cash flows for 2018, assuming that the Group’s previous policy regarding leases continued in that period.

Effect on the consolidated statement of financial position as at December 31, 2018

	In accordance with the previous policy	Change	In accordance with IFRS 16
	NIS million	NIS million	NIS million
Other receivables	319	(52)	267
Fixed assets	6,216	(2)	6,214
Intangible assets	1,920	(1)	1,919
Right-of-use assets	-	1,504	1,504
Trade and other payables	1,779	(89)	1,690
Current maturities of liabilities for leases	-	445	445
Long-term lease liabilities	-	1,106	1,106
Equity	447	(13)	434

Notes to the Consolidated Financial Statements as at December 31, 2018

Effect on the consolidated statement of income for 2018

	In accordance with the previous policy	Change	In accordance with IFRS 16
	NIS million	NIS million	NIS million
General and operating expenses	3,791	(412)	3,379
Depreciation and amortization expenses	1,790	399	2,189
Impairment loss	1,672	3	1,675
Operating loss	(558)	10	(548)
Financing expenses	409	26	435
Loss after financing expenses	(967)	(16)	(983)
Loss before income tax	(970)	(16)	(986)
Income tax	83	(3)	80
Net loss	(1,053)	(13)	(1,066)

Effect on the consolidated statement of cash flows for 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
	NIS million	NIS million	NIS million
Net cash from operating activities	3,115	397	3,512
Net cash used in investing activities	(2,577)	25	(2,552)
Net cash used for financing activities	(1,829)	(422)	(2,251)

2.8.2	Initial application of IFRS 9, Financial Instruments (2014)

As from January 1, 2018, the Group applies IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. The new standard includes revised guidance on the classification and measurement of financial instruments, a new ‘expected credit loss’ model for calculating impairment for most financial assets, and new guidance and requirements with respect to hedge accounting. Initial application of the Standard did not have a material quantitative effect on the Group’s financial statements.

Notes to the Consolidated Financial Statements as at December 31, 2018

3.	Significant accounting policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements, and have been applied consistently by Group entities, except as explained in Note 2, Basis of Preparation, under section 2.8, Initial application of accounting standards.

In this Note, where the Group has chosen accounting alternatives permitted in accounting standards and/or in accounting policy where there is no explicit provision in accounting standards, such disclosure is presented in bold. This does not attribute greater importance compared to other accounting policies that are not presented in bold.

3.1	Consolidation of the financial statements

3.1.1	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date of loss of control.

Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taking into account when assessing control.

3.1.2	Transactions eliminated on consolidation

Intra-group balances and income and expenses arising from intra-group transactions, are eliminated in the consolidated statements.

3.1.3	Contingent consideration for business combinations

Subsequent to the acquisition date, the Group recognizes changes in fair value of contingent consideration recognized under business combinations, classified as a financial liability in the statement of income under financing expenses.

3.2	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Group at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate at that date.

3.3	Financial instruments

3.3.1	As from January 1, 2018, the Group applies IFRS 9, Financial Instruments (“IFRS 9”). As set out in Note 2.8.2, application of IFRS 9 did not have a material effect on the measurement of the Group’s financial instruments in 2018, compared to the provisions in the previous standard, and the main effect of application of IFRS 9 in the Group is the use of the expected credit loss model.

3.3.2	Non-derivative financial assets

Non-derivative financial assets comprise mainly investments in deposits, trade and other receivables, and cash and cash equivalents.

The Group initially recognizes financial assets at the date at which the Group becomes a party to contractual provisions of the instrument, meaning the date that the Group undertakes to buy or sell the asset.

A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price.

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Notes to the Consolidated Financial Statements as at December 31, 2018

Classification of financial assets into categories and the accounting treatment in each category

Financial assets are classified at initial recognition to one of the following measurement categories: amortized cost; or fair value through profit or loss.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated to be measured at fair value through profit or loss:

A.	It is held within a business model whose objective is to hold assets so as to collect contractual cash flows

B.	The contractual terms of the financial asset give rise to cash flows representing solely payments of principal and interest on the principal amount outstanding on specified dates.

All financial assets of the Group that are not classified as measured at amortized cost are measured at fair value through profit or loss.

The Group classifies its financial assets as follows:

Cash and cash equivalents

Cash comprises cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Trade and other receivables and deposits

The Group has balances of trade and other receivables and deposits that are held within a business model whose objective is collecting contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflects consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

Subsequent measurement and gains and losses

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on de-recognition is recognized in profit or loss.

Financial assets at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest income or dividend income, are recognized in profit or loss.

3.3.3	Non-derivative financial liabilities

Non-derivative financial liabilities include debentures issued by the Group, loans and borrowings from banks and other credit providers, and trade and other payables.

The Group initially recognizes debt instruments as they are incurred. Financial liabilities are recognized initially at fair value less any attributable transactions costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Change in terms of debt instruments

An exchange of debt instruments having substantially different terms, between an existing borrower and lender are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. The entire difference between the amortized cost of the original financial liability and the fair value of the new financial liability is recognized in profit or loss as a financing income or expense.

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

Notes to the Consolidated Financial Statements as at December 31, 2018

3.3.4	CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is revaluated in each period according to the actual increase in the CPI.

3.3.5	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

3.3.6	A. Hedge accounting

The Group holds derivative financial instruments to hedge cash flows for risks to future changes in the CPI in respect of the debentures issued by the Group.

At the inception of the hedging relationship, the Group documents its risk management objective and its hedging strategy. The Group also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and the hedging instrument are expected to offset each other.

Derivatives are recognized initially at fair value. Attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and the effective portion of changes in fair value of the hedging instrument is recognized in a hedge reserve under other comprehensive income. The effective portion of changes in fair value of a derivative, recognized in other comprehensive income, is limited to the cumulative change in fair value of the hedged item (based on present value), from inception of the hedge. The change in fair value in respect of the ineffective portion is recognized immediately in profit or loss.

B. Economic hedges

In addition, the Group holds derivative financial instruments to hedge cash flows for foreign currency risks. Hedge accounting is not applied for these instruments. The derivative instruments are recognized at fair value; changes in fair value are recognized in profit and loss as incurred, as financing income or expense.

3.4	Broadcasting rights

Broadcasting rights are stated at cost, net of rights exercised and impairment losses.

The costs of broadcasting rights acquired for the broadcasting of content include the amounts paid to the rights provider, plus direct costs for adjusting the rights to the broadcast. Broadcast rights are amortized in accordance with the actual broadcasts of the total number of expected broadcasts based on the management’s estimate or broadcasts permitted under the agreement (the part that is unamortized at the end of the agreement term is amortized in full upon its termination), or on a straight line basis in accordance with the term of the rights agreement or the economic life, whichever is shorter. Broadcasting rights are assessed for impairment as part of the cash-generating unit to which the broadcasting rights are attributed.

The net adjustment of the broadcasting rights is presented as an adjustment of earnings as part of the ongoing operations in the statements of cash flows.

Notes to the Consolidated Financial Statements as at December 31, 2018

3.5	Fixed assets

3.5.1	Recognition and measurement

The Group elected to measure items of fixed assets at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and financing costs as well as any other cost directly attributable to bringing the asset to the condition for its use intended by the management, and the estimated costs of dismantling and removing the items and restoring the site on which they are located when the Group has an obligation to vacate and restore the site. The cost of purchased software that is integral to the functionality of the related equipment is recognized as part of the cost of the equipment.

Spare parts, servicing equipment and stand-by equipment are classified as fixed assets when they meet the definition of fixed assets in IAS 16, and are otherwise to be classified as inventory.

When major parts of the fixed assets have different useful lives, they are accounted for as separate items (major components) of the fixed assets.

Gain or loss from the disposal of a fixed asset item is determined by comparing the proceeds from disposal of the asset with its carrying amount. Gain or loss from the sale of fixed assets is recognized under other income or other expenses, as the case may be, in the statement of income

3.5.2	Subsequent expenditure

The cost of replacing part of a fixed asset item is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied in the new item will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing are recognized in the statement of income as incurred.

3.5.3	Depreciation

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful life of each part of a fixed asset item, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements are depreciated over the shorter of the lease term and their useful lives.

An asset is depreciated when it is ready for use, meaning when it reaches the location and condition necessary for it to be capable of operating in the manner intended by management.

Leasehold improvements are generally depreciated over the shorter of the lease term, including the extension option held by the Group and intended to be exercised and the useful life of the leasehold improvements.

The estimated useful lives for the current period are as follows:

Year
Fixed line and international network equipment (switches, transmission, power)	4-12
Network	12-33
Equipment and infrastructure for multichannel television	3-15
Subscriber equipment and installations	4-8
Vehicles	6-7
Office and general equipment	5-10
Electronic equipment, computers and internal communication systems	3-7
Cellular network	4-10
Passive radio equipment at cellular network sites	Up to December 31, 2037
Buildings	25
Seabed cable	4-25 (mainly 25)

Depreciation methods, useful lives and residual values are reviewed at least in each reporting year and adjusted as required.

Notes to the Consolidated Financial Statements as at December 31, 2018

3.6	Intangible assets

3.6.1	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill is measured at least once a year to assess impairment.

3.6.2	Software development costs

Software development costs are recognized as an intangible asset only if the development costs can be measured reliably; the software is technically and commercially applicable; and the Group has sufficient resources to complete the development and intends to use the software. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead expenses directly attributable to preparation of the asset for its intended use. Other development costs are recognized in the statement of income as incurred.

Capitalized development costs are measured at cost less amortization and accumulated impairment losses.

3.6.3	Software

Software that is an integral part of the hardware, which cannot function without the programs installed on it, is classified as fixed assets. However, licenses for stand-alone software which add functionality to the hardware, are classified as intangible assets.

3.6.4	Rights to frequencies

Rights to frequencies refer to frequencies assigned to Pelephone for cellular activities, after it won the dedicated tenders of the Ministry of Communications. Depreciation of the asset is recognized in the statement of income on the straight line method over the term of the allocation of frequencies, which started from the use of the frequencies. The 4G frequencies (LTE) and 3G frequencies (UMTS/HSEA) are amortized until August 22, 2028.

3.6.5	Other intangible assets

Other intangible assets acquired by the Group, which have a definite useful life, are measured at cost less amortization and accumulated impairment losses.

3.6.6	Subsequent expenditure

Subsequent expenditure is recognized as an intangible asset only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure relating to generated goodwill and brands, is recognized in the statement of income as incurred.

3.6.7	Amortization

Amortization of intangible assets is recognized in the statement of income on a straight-line basis (other than as set out below regarding amortization of customer relations), over the estimated useful life of the intangible assets, from the date on which the assets are available for use. Goodwill is not systematically amortized but is tested for impairment at least once a year.

Notes to the Consolidated Financial Statements as at December 31, 2018

Estimated useful lives for the current period are as follows:

Type of asset	Amortization period
Frequency usage right	Over the license period up to 2028
Computer programs and software licenses	3-10 years depending on the term of the license period or the estimated time of use of the software
Customer relationships acquired in a business combination	5-7 years based on the estimated customer churn rate (using the accelerated depreciation method)
Brand acquired in a business combination	12

Amortization methods and useful lives are reviewed at least at each reporting year and adjusted if appropriate.

3.7	Leased assets

3.7.1	As set out in Note 2.8.1 above, as from January 1, 2018, the Group early applies International Financial Reporting Standard 16, Leases.

3.7.2	Accounting policy applied in the periods prior to January 1.1, 2018

Leases, including leases of land from the Israel Land Administration, where the Group assumes substantially all the risks and rewards of ownership, were classified as finance leases. Upon initial recognition, the leased assets were measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets were measured at cost less accumulated amortization and impairment losses.

Other leases were classified as operating leases and the leased assets were not recognized in the Group’s statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease.

At inception or upon reassessment of an arrangement, the Group determined whether such an arrangement is or contains a lease. An arrangement was a lease or contained a lease if the following two criteria were met:

A.	The fulfillment of the arrangement was dependent on the use of a specific asset or assets.

B.	The arrangement contained rights to use the asset.

If, in accordance with these terms, the Group determines that the agreement does not contain a lease, the agreement is accounted for as a service agreement and payments for the service are recognized in profit or loss on a straight line basis, over the service period.

3.7.3	Accounting policy applied as from January 1.1, 2018

Presented below are the principal accounting policies for leases in which the Group is the lessee, which were applied as from January 1, 2018 following the application of the Standard:

Determining whether an arrangement contains a lease

At the inception of the arrangement, the Group determines whether the arrangement is or contains a lease, and examines whether the arrangement transfers the right to control the use of an identifiable asset for a period of time in return for payment. When assessing whether the arrangement transfers control over the use of an identifiable asset, the Group estimates, over the lease term, whether it has both rights set out below:

A.	The right to essentially obtain all the economic rewards associated with the use of the identifiable asset

B.	The right to direct the use of the identifiable asset

For lease contracts that include non-lease components, such as services or maintenance, which are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

Notes to the Consolidated Financial Statements as at December 31, 2018

Leased assets and lease liability

Contracts that award the Group the right to control the use of an identifiable asset over a period of time for a consideration are accounted for as leases. At initial recognition, the Group recognizes a liability at the present value of the future minimum lease payments (these payments do not include variable lease payments that are not linked to the CPI, or to any change in the rate of interest, or any change in the exchange rate), and concurrently, the Group recognizes a right-of-use asset at the amount of the liability, adjusted for lease payments paid in advance or accrued, plus direct costs incurred in the lease.

Since the interest rate implicit in the lease is not readily determinable, the incremental borrowing rate of the Group is used (the borrowing rate that the Group would be required to pay to borrow the amounts required to obtain an asset at a similar value to the right-of-use asset in a similar economic environment, in a similar period and with similar collateral).

Subsequent to initial recognition, the asset is accounted for using the cost model and it is amortized over the lease term or the useful life of the asset (whichever is earlier).

The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the Group will exercise or not exercise the option.

Variable lease payments

Variable lease payments that are linked to the CPI are initially measured using the index at the inception of the lease and are included in the measurement of the lease liability. When there is a change in the cash flows of the future lease payments arising from the change in the index, the liability is adjusted against the right-of-use asset.

Depreciation of a right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

Type of asset	Weighted average of depreciation period as at January 1, 2018 (years)
Cellular communications sites	6.5
Buildings	7
Vehicles	2

Subleases

In leases in which the Company sublets the underlying asset, the Company assesses the classification of the sublease as a finance or operating lease, for the right-of-use received in the primary lease. The Company assessed the existing subleases on the initial application date, in accordance with the balance of their contractual terms as at that date.

Notes to the Consolidated Financial Statements as at December 31, 2018

3.8	Investment property

Investment property is measured at cost. Cost includes expenditure that is directly attributable to the acquisition of the investment property.

3.9	Right of use of capacities

Transactions for acquiring an indefeasible right of use (IRU) of seabed cable capacities are accounted for as service transactions. The prepaid expense is amortized on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

Identifiable capacities which serve the Group exclusively were recognized under fixed assets. The asset is depreciated on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

3.10	Inventory

The cost of inventories includes the cost of purchase and cost incurred in bringing the inventories to their present location and condition.

Inventories are measured at the lower of cost or net realizable value. The Group elected to base the cost of inventories on the moving average principle.

The inventories include terminal equipment and accessories intended for sale and service, as well as spare parts used for repairs in the repair service provided to its customers.

Slow-moving inventory of terminal equipment, accessories and spare parts are stated net of the provision for impairment.

3.11	Impairment

3.11.1	Non-derivative financial assets

As set out in section 3.3.1 above, as from January 1, 2018, the Group applies IFRS 9, Financial Instruments (“IFRS 9”) and performs an assessment for any indications of impairment in accordance with IFRS 9. As set out in Note 2.8.2, in practice, application of the New Standard did not have a material effect on the measurement of impairment of the Group’s financial assets in 2018 compared with the previous standard.

The Group has elected to measure the provision for expected credit losses in respect of trade receivables at an amount equal to the full lifetime credit losses of the instrument.

Lifetime expected credit losses are expected credit losses that result from all possible default events over the expected life of the financial instrument.

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive.

Expected credit losses for receivables in significant amounts are tested individually. Other financial assets are assessed for expected credit losses collectively in groups that share similar credit risk characteristics, taking into account past experience.

The provision for expected credit losses is recognized net of the gross carrying amount of the receivables.

For bank deposits, for which credit risk did not increase significantly from the date of initial recognition, the Group measures the provision for expected credit losses in an amount equal to the expected credit losses in respect of an event of default in a 12 month period .

When determining whether the credit risk of a financial asset has increased significantly since initial recognition, and when estimating expected credit losses, the Group considers reasonable and supportable information that is relevant and available with no undue cost or effort. Such information includes quantitative and qualitative information, and an analysis, based on the Group’s past experience and informed credit assessment, and it includes forward looking information.

Notes to the Consolidated Financial Statements as at December 31, 2018

3.11.2	Non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated.

The Group assesses the recoverable amount of goodwill once a year, or more frequently if there are indications of impairment.

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash generating unit (for which future cash flows were not adjusted).

Determining cash-generating units

For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing use that are largely independent of other assets or groups of assets (cash-generating unit). See Note 11.

Allocation of goodwill to cash-generating units

For purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes, but in any event is not larger than an operating segment. Goodwill acquired in a business combination is allocated for the purpose of impairment testing to cash-generating units that are expected to generate benefits from the synergies of the combination.

Recognition of impairment loss

An impairment loss of cash generating units that include goodwill is recognized when the carrying amount of the cash generating unit, including goodwill, exceeds its recoverable amount and is recognized in the statement of income. An impairment loss recognized in respect of a cash-generating unit is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to reduce the carrying amounts of the other assets in the cash-generating unit. To allocate an impairment loss, the assets are not impaired below the higher of their fair value less exercise costs and their value in use (if determinable) or zero. See Notes 11.4 and 11.5.

3.12	Employee benefits

3.12.1	Post-employment benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies and they are classified as defined contribution plans and defined benefit plans.

A.	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts.

The Group’s obligations for contributions to defined contribution pension plans are recognized as an expense in the statement of income in the periods during which services are rendered by employees.

Notes to the Consolidated Financial Statements as at December 31, 2018

B.	Defined benefit plans

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is presented at its present value, and the fair value of any plan assets is deducted. The calculation is performed annually by a qualified actuary. The discount rate is the yield on high-quality corporate debentures at the reporting date , denominated in or linked to the currency of the paid benefit, with maturity dates approximating the terms of the Group’s obligations.

Net interest costs on a defined benefit plan are calculated by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability.

The Group elected to recognize the interest costs that were recognized in profit or loss under financing expenses.

Remeasurement of the net defined benefit liability comprises actuarial gains and losses and the return on plan assets (excluding interest). Remeasurements are recognized immediately directly in retained earnings through other comprehensive income.

When the benefits of a plan are improved or curtailed, the portion of the increased or curtailed benefit relating to past service by employees is recognized immediately in profit or loss when the plan improvement or curtailment occurs.

3.12.2	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits (such as an obligation for accumulated vacation days and sick leave) other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. The discount rate is the yield at the reporting date on high-quality linked corporate debentures denominated in NIS, with maturity dates approximating the terms of the Group’s obligations. Actuarial changes are recognized in the statement of income in the period in which they arise. Any actuarial changes arising from a change in the discount rate are recognized in the financing expenses item, while the other differences are recognized in salary expenses.

3.12.3	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

3.12.4	Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on the date when the benefits are expected to be to be wholly settled,

In the statement of financial position the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

Notes to the Consolidated Financial Statements as at December 31, 2018

3.13	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

3.13.1	Legal claims

Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

A.	More likely than not – more than 50% probability

B.	Likely – probability higher than unlikely and less than 50%

C.	Unlikely – probability of 10% or less

For claims which the Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of the Group, based, among other things, on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Group companies. There are also a small number of legal proceedings, most of which were received recently, for which the risks cannot be assessed at this stage, therefore no provisions have been made.

Note 19 describes the amount of additional exposure due to contingent liabilities that are likely to be realized.

3.13.2	Site dismantling and clearing costs

The provision in respect of an obligation to dismantle and clear sites is recognized for those rental agreements where Pelephone has an undertaking to restore the rental property to its original state at the end of the rental period, after dismantling and transferring the site, and restoring the site when required. The provision is measured by discounting the future cash flows by risk-free discounted interest reflecting the time until the expected termination of the contract for dismantling of the site by Pelephone. The carrying amount of the provision is adjusted in each period to reflect the time that has passed and is recognized as a financing expense.

3.13.3	Onerous contracts

A provision for onerous contracts is recognized when the unavoidable costs of a contract exceed the benefits expected to be received from the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the unavoidable costs (net of the revenues) of continuing with the contract. Unavoidable costs are costs the Group cannot avoid as they are subject to a contract (i.e. incremental costs).

3.14	Revenues

3.14.1	As from January 1, 2017, the Group has early adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). The application of IFRS 15 did not have a material effect on the measurement of the Group’s revenue in 2017, compared to the provisions in the previous standard, and the main effect of application of IFRS 15 in the Group was the accounting treatment of incremental costs of obtaining a contract with a customer.

The model for recognizing revenue from contracts with customers includes five steps for analyzing transactions so as to determine when to recognize revenue and in what amount:

A.	Identifying the contract with the customer.

B.	Identifying separate performance obligations in the contract.

C.	Determining the transaction price.

D.	Allocating the transaction price to separate performance obligations.

E.	Recognizing revenue when the performance obligations are satisfied.

The Group recognizes revenue when the customer gains control over the goods or services. The income is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the transfer of goods or services promised to the customer, other than amounts collected in favor of third parties.

Notes to the Consolidated Financial Statements as at December 31, 2018

3.14.2	Identifying the contract

The Group accounts for a contract with a customer only when the following conditions are met:

1.	The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them.

2.	The Group can identify the rights of each party in relation to the goods or services that will be transferred.

3.	The Group can identify the payment terms for the goods or services that will be transferred.

4.	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract).

5.	It is probable that the consideration, to which the Group is entitled to in exchange for the goods or services transferred to the customer, will be collected.

3.14.3	Identifying performance obligations

On the contract’s inception date the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:

(1)	Services (or a bundle of goods or services) that are distinct; or

(2)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

3.14.4	Determining the transaction price

The transaction price is the amount of the consideration to which the Group expects to be entitled in exchange for the transfer of goods or services promised to the customer, other than amounts collected in favor of third parties. When determining the transaction price, the Group takes into account the effects of all the following: variable consideration, the existence of a significant financing component in the contract, non-cash consideration and consideration to be paid to the customer.

3.14.5	Existence of a significant financing component

In order to measure the transaction price, the Group adjusts the amount of the promised consideration in respect of the effects of the time value of money if the timing of the payments agreed between the parties provides to the customer or the Group a significant financing benefit. In these cases, the contract contains a significant financing component. When assessing whether a contract includes a significant financing component, the Group examines, among other things, the expected length of time between the date the Group transfers the promised goods or services to the customer and the date the customer pays for these goods or services, as well as the difference, if any, between the amount of the consideration promised and the cash selling price of the promised goods or services.

When the contract contains a significant financing component, the Group recognizes the amount of the consideration using the discount rate that would be reflected in a separate financing transaction between it and the customer on the inception date of the contract. The financing component is recognized as interest income or expenses over the period, which are calculated according to the effective interest method.

In cases where the difference between the time of receiving payment and the time of transferring the goods or services to the customer is one year or less, the Group applies the practical expedient included in the standard and does not separate a significant financing component.

Notes to the Consolidated Financial Statements as at December 31, 2018

3.14.6	Existence of performance obligations

Revenue is recognized when the Group satisfies a performance obligation by transferring to the customer control over promised goods or services.

3.14.7	Contract costs

Incremental costs of obtaining a contract with a customer such as sales fees to agents, are recognized as an asset when the Group is likely to recover these costs. Costs to obtain a contract that would have been incurred regardless of the contract are recognized as an expense as incurred, unless the customer can be billed for those costs.

Capitalized costs are amortized in the income statement on a systematic basis that is consistent with the average projected churn rate of subscribers based on the type of subscriber and the service received (mainly over a period of one month to four years).

Every reporting period the Group examines whether the carrying amount of the asset recognized as aforesaid exceeds the consideration the entity expects to receive in exchange for the goods or services to which the asset relates, less the costs directly attributable to the provision of these goods or services that were not recognized as expenses, and if necessary an impairment loss is recognized in profit or loss

3.14.8	Principal supplier or agent

When another party is involved in providing goods or services to the customer, the Group examines whether the nature of its promise is a performance obligation to provide the defined goods or services itself, which means the Group is a principal and therefore recognizes revenue in the gross amount of the consideration, or to arrange that another party provide the goods or services which means the Group is an agent and therefore recognizes revenue in the amount of the net commission.

The Group is a principal when it controls the promised goods or services before their transfer to the customer. Indicators that the Group controls the goods or services before their transfer to the customer include the following: the Group is the primary obligor for fulfilling the promises in the contract; the Group has inventory risk before the goods or services are transferred to the customer; and the Group has discretion in setting the prices of the goods or services.

3.15	Financing income and expenses

Financing income comprises mainly interest income accrued using the effective interest method in respect of the sale of terminal equipment in installments, interest income from deposits and changes in the fair value of financial assets at fair value through profit or loss.

Financing expenses include mainly interest and linkage expenses on borrowings received and debentures issued and financing expenses for provisions arising from legal claims.

In the statements of cash flows, interest received and dividends received are presented as part of cash flows from investing activities. The Group elected to present interest and linkage differences paid for loans and debentures under cash flows used for financing activities.

Notes to the Consolidated Financial Statements as at December 31, 2018

3.16	Income tax expenses

Income tax expenses include current and deferred taxes and are recognized in the statement of income or in other comprehensive income to the extent that the expenses relate to items recognized in other comprehensive income.

Current taxes

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes in respect of prior years.

Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more likely than not that the Group will have to use its economic resources to pay the obligation

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group does not recognize deferred taxes for the following temporary differences:

1.	Initial recognition of goodwill

2.	Differences arising from investment in subsidiaries and associates, if it is probable that they will not reverse in the foreseeable future and if the Group controls the date of reversal.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for carryforward losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. See Note 7.4.

Offsetting deferred tax assets and liabilities

The Group sets off deferred tax assets and liabilities if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, and they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.

Presentation of tax expenses in the statement of cash flows

Cash flows arising from taxes on income are classified in the statement of cash flows as cash flows from operating activities, unless they can be specifically identified with investing and financing activities.

3.17	Dividends

An obligation relating to a dividend proposed or declared subsequent to the reporting date is recognized only in the period in which the declaration was made (approval of the general meeting). In the statements of cash flows, a dividend that has been paid is recognized under financing activities.

3.18	New standards and interpretations not yet adopted

IFRIC 23, Uncertainty Over Income Tax Treatments

IFRIC 23 clarifies application of recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. IFRIC 23 will be effective for annual periods beginning on January 1, 2019, with early application being permitted. The Group believes that application of IFRIC 23 will not have a material effect on the financial statements.

Notes to the Consolidated Financial Statements as at December 31, 2018

4.	Cash and cash equivalents

As at December 31, 2018, cash and cash equivalents include mainly bank deposits for periods of up to 90 days.

5.	Investments

	December 31, 2018	December 31, 2017
	NIS million	NIS million
Bank deposits	1,384	275
Investment in marketable securities at fair value through profit or loss and other	20	14
	1,404	289

The deposits are repayable until December 2019 and the investments in marketable securities can be disposed of immediately.

6.	Trade and other receivables

6.1	Composition of trade and other receivables

	December 31, 2018	December 31, 2017
	NIS million	NIS million
Trade receivables*
Open accounts and checks receivable	709	765
Credit cards	396	428
Revenues receivable	237	235
Current maturities of long-term receivables	420	472
Related and interested parties	11	15
	1,773	1,915
Other receivables and current tax assets*
Current tax assets	104	2
Other receivables and authorities (mainly from real estate sales)	131	202
Prepaid expenses	32	66
	267	270
Long-term trade and other receivables*
Trade receivables – open debts	339	387
Other long-term receivables and authorities (for sales of real estate)	131	106
	470	493

	2,510	2,678

*	The amount of trade and other receivables is stated net of the provision for doubtful debts

6.2	Discounted interest rates for long-term trade payables are based the estimated credit risk of trade payables. The discounted interest rates used by the Group in 2018 are 3.4%-4.6% (in 2017: 3.5% - 3.4%).

Notes to the Consolidated Financial Statements as at December 31, 2018

6.3	Expected payment dates for long-term trade and other receivables:

December 31, 2018
Expected payment dates	NIS million
2020	329
2021	90
2022 onwards	51
470

6.4	Aging of trade receivables at the reporting date:

	December 31, 2018		December 31, 2017
	Trade receivables, gross	Provision for doubtful debts	Trade receivables, gross	Provision for doubtful debts
	NIS million	NIS million	NIS million	NIS million
Not past due	1,971	(5)	2,153	(6)
Past due up to one year	151	(34)	165	(37)
Past due one to two years	38	(16)	44	(27)
Past due more than two years	39	(32)	32	(22)
	2,199	(87)	2,394	(92)

6.5	Change in provision for doubtful debts during the year:

	2018	2017
	NIS million	NIS million
Balance as at January 1	92	111
Impairment loss recognized	23	20
Bad debts	(28)	(39)
Balance as at December 31	87	92

Notes to the Consolidated Financial Statements as at December 31, 2018

7.	Income tax

7.1	Corporate tax rate

Current taxes for the reported periods are calculated at the tax rates applicable to the Group as follows:

2018	23%
2017	24%
2016	25%

Deferred tax balances as at December 31, 2018 were calculated according to the rates expected to apply on the date of reversal. The current taxes for the reported periods are calculated according to the actual tax rates as set out above.

7.2	Components of income tax expenses

	Year ended December 31
	2018	2017	2016
	NIS million	NIS million	NIS million
Current tax expenses
Expenses for the current year	311	438	437
Adjustments for prior years	(24)	54	(32)
Total current tax expenses	287	492	405
Deferred tax expenses
Creation and reversal of other temporary differences	(93)	(6)	220
Write-off of a provision for tax due to impairment (Note 11.4)	(114)	-	-
Adjustments for prior years according to an assessment agreement	-	(54)	-
Reversal of temporary differences according to an assessment agreement	-	21	-
Total deferred tax expenses (income)	(207)	(39)	220

Income tax expenses	80	453	625

7.3	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	Year ended December 31
	2018	2017	2016
	NIS million	NIS million	NIS million
Profit (loss) before income tax	(986)	1,688	1,869
Statutory tax rate	23%	24%	25%
Income tax at the statutory tax rate	(227)	405	467
Temporary differences for impairment of assets for which no deferred tax assets were created (Note 11.4)	253	-	-
Expenses not recognized for tax purposes	54	48	47
Effect of the change in the tax rate on deferred taxes	-	-	143
Income tax for prior years	-	-	(32)
Income tax expenses	80	453	625

Notes to the Consolidated Financial Statements as at December 31, 2018

7.4	Recognized tax assets and deferred tax liabilities and their changes

	Deferred tax asset for the losses in DBS (see Note 7.5 below)	Deferred tax asset for employee benefit plans	Deferred tax liabilities for fixed assets	Deferred tax liabilities for intangible assets	Other deferred taxes	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Balance as at December 31, 2016	1,188	178	(303)	(188)	31	906
Changes recognized in the statement of income
Creation and reversal of temporary differences and utilization of carryforward losses	(22)	(13)	13	38	23	39
Changes recognized in equity	-	-	-	-	1	1
Balance as at December 31, 2017	1,166	165	(290)	(150)	55	946
Changes recognized in the statement of income
Creation and reversal of temporary differences	-	101	(22)	36	(22)	93
Write-off of a provision for tax due to impairment (see Note 11.4)	-	-	-	114	-	114
Changes recognized in equity	-	2	-	-	(6)	(4)
Balance as at December 31, 2018	1,166	268	(312)	-	27	1,149

	December 31
	2018	2017
Carrying amount	NIS million	NIS million
Deferred tax assets	1,205	1,019
Deferred tax liabilities	(56)	(73)
Balance as at December 31	1,149	946

7.5	Deferred tax asset for the losses of DBS

Deferred tax asset for the carryforward tax losses of DBS amounts to NIS 1,166 million. The approval from the Tax Authority for the utilization of the tax asset is subject to approval from the Ministry of Communications for cancellation of the structural separation, and requires the extension from the Tax Authority for an additional year as from 2020 every year until the actual merger (see Note 7.7.1 below).

The Ministry of Communications set up a team in the Ministry to review an amendment to the requirement for structural separation. The Company applied to the Ministry of Communications for clarification regarding the date of its approval for elimination of the structural separation and petitioned the High Court of Justice against the Ministry of Communications to immediately cancel the structural separation of Bezeq Group, after the Ministry did not respond to the Company’s inquiries on the matter, despite the fact that the Company believes that it had fulfilled all the conditions that justify and require the elimination of the structural separation, in accordance with the policy document dated May 2, 2012 regarding the expansion of competition in fixed line communications - wholesale market, which was published by the Ministry of Communications.

Notes to the Consolidated Financial Statements as at December 31, 2018

Assuming utilization of the tax asset, based on the current assessment of the Company’s management, that taking into account the above measures, it is more likely than not that it will receive approval with conditions to allow the utilization of the tax asset, and that as at the merger date, the merged company is expected to have taxable income that will allow the offsetting of carryforward tax losses and utilization of the tax asset.

As set out in Note 2.6 above, recognition and measurement of the tax asset is a significant estimate. The amount of the asset recognized in the Company’s financial statements is sensitive to various assumptions, including: the forecast of the taxable income of the Company and DBS (based on the Company’s forecasts as at December 31, 2018, which are included in the valuations of the Company and DBS, using coefficients that reflect the uncertainty involved in the long-term forecasts); the forecast period, in which the Company believes that taxable income can be forecasted on a level of certainty of “more likely than not” (up to 25 years); and the date on which it is expected that regulatory approval will be obtained, allowing the utilization of carryforward losses (by the end of 2022). Actual results may differ from this estimate, if the current assessments of the Company’s do not materialize.

7.6	Unrecognized deferred tax assets and liabilities

The calculation of deferred taxes does not take into account the taxes that would be applicable in the case of disposal of investments in subsidiaries and associates, since the Group intends and is able to retain these investment. Deferred taxes in respect of a distribution of profit in subsidiaries and associates were also not taken into account since the dividends are not taxable.

Deferred taxes of NIS 250 million for an impairment loss in DBS are not taken into account (see Note 11.4), since their utilization is not expected.

7.7	Final tax assessments

7.7.1	The Company has final tax assessments up to and including 2014.

On September 15, 2016, parallel to signing the assessment agreement ending the disputes between the Company and the tax assessor that ended the dispute between the Company regarding the financing income for the shareholder loans to DBS, the Tax Authority granted approval for tax purposes for the merger of DBS with and into the Company, in accordance with section 103(B) of the Income Tax Ordinance. According to the approval, the losses of DBS as at the merger date may be offset against the profits of the absorbing company, provided that in each tax year, it will not be permitted to offset an amount exceeding 12.5% (spread over eight years) of the total losses of the transferring company and the absorbing company, or 50% of the taxable income of the absorbing company in that tax year prior to offsetting the loss from previous years, whichever is lower.

The Approval was granted in accordance with the applicable tax laws in effect at the time. Without derogating from the amount of the losses set out in the Assessment Agreement, if there is any change in the applicable tax laws, the Income Tax Authority will reconsider the taxation decision in accordance with the tax laws applicable at the merger date. However, it is clarified that the Approval is effective until December 31, 2019. The Income Tax Authority will extend the date of the Approval each year by an additional year, subject to the declaration of the Company and DBS that there has been no material change in their business affairs and subject to the terms of the taxation decision, and subject to the interpretation given to the tax laws, provided that such interpretation is published in writing. Any change in the tax laws that does not require a change in the Approval will not result in any such change.

The tax losses of DBS as at December 31, 2018 amount to NIS 5 billion.

7.7.2	Pelephone has received final tax assessments up to and including 2014.

7.7.3	Bezeq International has received final tax assessments up to and including 2015.

7.7.4	DBS has received final tax assessments up to and including 2013.

7.7.5	Walla has final tax assessments up to and including 2012 and a best judgment assessment for 2014 for the payment of additional tax in the amount of NIS 19 million regarding the disposal of the holdings in Coral Tel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

8.	Broadcasting rights, net of rights exercised

	December 31, 2018	December 31, 2017
	NIS million	NIS million
Cost	1,010	797
Less rights exercised	(547)	(343)
Impairment loss (Note 11.4)	(403)	-
	60	454

For further information about the Group’s agreements for acquisition of broadcasting rights, see Note 20, Agreements.

9.	Leases

As set out in Note 2.8.1, as from January 1, 2018, the Group early applies IFRS 16, Leases. Under the lease agreements, the Group leases mainly cellular communications sites, structures (including offices, warehouses, communication rooms, and points of sale), and vehicles.

9.1	Right of use asset

	Communications sites	Buildings	Vehicles	Total
	NIS million	NIS million	NIS million	NIS million
Cost
Balance as at January 1, 2018	809	538	173	1,520
Additions for new agreements	159	15	146	320
Derecognition for terminated agreements	(45)	(9)	(11)	(65)
Changes in agreements (mainly extension of the agreement periods) and revaluation	43	81	(22)	102
Balance as at December 31, 2018	966	625	286	1,877
Amortization and impairment losses
Balance as at January 1, 2018	-	-	-	-
Amortization for the year	190	120	113	423
Derecognition for terminated agreements	(18)	(4)	(9)	(31)
Changes in agreements and other	(3)	(1)	(18)	(22)
Impairment loss	-	-	3	3
Balance as at December 31, 2018	169	115	89	373
Carrying amount
Balance as at January 1, 2018	809	538	173	1,520

December 31, 2018	797	510	197	1,504

9.2	Liability for a lease

	Communications sites	Buildings	Vehicles	Total
	NIS million	NIS million	NIS million	NIS million
Balance as at January 1, 2018	809	538	188	1,535
Additions for new agreements	156	14	146	316
Disposals	(27)	(5)	(2)	(34)
Changes in agreements (mainly extension of the agreement periods) and revaluation	48	87	(5)	130
Financing expenses for lease liabilities	14	9	3	26
Payments for a lease	(190)	(124)	(108)	(422)
Balance as at December 31, 2018	810	519	222	1,551

Carrying amount
Current maturities of a lease liability	203	124	118	445
Long-term liabilities for a lease	607	395	104	1,106
Total balance as at December 31, 2018	810	519	222	1,551

Notes to the Consolidated Financial Statements as at December 31, 2018

9.3	Analysis of repayment dates of liabilities for the Group’s lease (including principal and interest to be paid)

December 31, 2018
Expected payment dates	NIS million
Up to one year	446
1-5 years	852
More than five years	361
Total	1,659

9.4	Options to terminate or extend a lease

In most of its leases, the Group assumed that it is reasonably certain that the extension option in the agreements will be exercised, therefore there are no material liabilities in respect of leases that were not presented in the financial statements.

Most of the lease agreements include an option to cancel the agreement with notice and/or payment of a penalty as set out in the agreements. The Group assumed that it is reasonably certain that the cancellation options will not be exercised.

9.5	Information about material lease agreements not yet included in measurement of the lease liability

In December 2018, the Company entered into an agreement to lease part of an office and commercial building. The agreement is for ten years and includes three option periods up to 24 years and 8 months, as from January 1, 2021. The annual rent amounts to NIS 20 million.

The right-of-use asset and liability for the lease will be recognized in the financial statements at the date possesion of the asset is transferred, which is expected to be in 2020.

Notes to the Consolidated Financial Statements as at December 31, 2018

10.	Fixed assets

	Land and buildings	Fixed line and international network equipment (switches, transmission, power)	Cables and fixed line and international network infrastructure	Cellular network	Equipment and infrastructure for multichannel television	Subscriber equipment	Office equipment, computers and vehicles	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Cost
Balance as at January 1, 2017	1,587	2,686	11,701	2,674	1,036	938	786	21,408
Additions	34	256	228	152	165	278	75	1,188
Disposals	(160)	(167)	(192)	(35)	(8)	(42)	(62)	(666)
Balance as at December 31, 2017	1,461	2,775	11,737	2,791	1,193	1,174	799	21,930
Additions	22	240	213	156	247	311	86	1,275
Disposals	(17)	(215)	(151)	(18)	(11)	(119)	(88)	(619)
Transfer to investment property	(17)	-	-	-	-	-	-	(17)
Balance as at December 31, 2018	1,449	2,800	11,799	2,929	1,429	1,366	797	22,569
Depreciation and impairment losses
Balance as at January 1, 2017	1,134	1,358	8,909	1,805	369	427	530	14,532
Depreciation for the year	42	247	204	234	222	187	85	1,221
Disposals	(122)	(167)	(192)	(35)	(7)	(38)	(60)	(621)
Balance as at December 31, 2017	1,054	1,438	8,921	2,004	584	576	555	15,132
Depreciation for the year	37	256	210	225	214	215	84	1,241
Impairment loss (see Note 11.4 and 11.5)	22	-	-	-	526	-	28	576
Disposals	(17)	(215)	(151)	(18)	(10)	(104)	(79)	(594)
Balance as at December 31, 2018	1,096	1,479	8,980	2,211	1,314	687	588	16,355

Carrying amount
Balance as at January 1, 2017	453	1,328	2,792	869	667	511	256	6,876

December 31, 2017	407	1,337	2,816	787	609	598	244	6,798

December 31, 2018	353	1,321	2,819	718	115	679	209	6,214

Notes to the Consolidated Financial Statements as at December 31, 2018

10.1	The residual value of the Group’s copper cables is assessed at the end of each quarter. The residual value is NIS 168 million as at December 31, 2018 and NIS 188 million as at December 31, 2017.

10.2	Fixed assets in the Group are derecognized at the end of each year upon reaching full depreciation, except for land, buildings, vehicles, copper cables and specific components for Pelephone’s UMTS network, which are derecognized upon their sale. In 2018, the Group derecognized fully depreciated property at a cost of NIS 537 million (in 2017, NIS 496 million).

10.3	The Group companies reviewed the useful life of the fixed assets through the depreciation committee, in order to determine the estimated useful life of their equipment. The change is not expected to have a material impact on the depreciation expenses of the Group. Following the findings of the depreciation committees, minor changes were made in the estimated useful life of certain assets.

10.4	Most of the real estate assets used by the Company are leased under a capitalized lease from the Israel Lands Administration as from 1993 for 49 years, with an option for an extension of another 49 years. Lease rights are amortized over the term of the lease period.

10.5	In 2013, the Company started to install a fiber optic network that will reach the subscriber’s home. In 2017, deployment of the fibers reached the state required for operation when a decision is made on the technology to be used, and the Company began to amortize the network. Commercial operation of the network is expected in the future.

10.6	In accordance with the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 1997, approval from the Prime Minister and Minister of Communications is required to confer rights in some of the Company’s assets (including switches, cable network, transmission network, and information and databases).

10.7	For information about liens for loans and borrowings, see Note 15.

10.8	For information about agreements for the purchase of fixed assets, see Note 20.

10.9	See Note 21 for liens.

Notes to the Consolidated Financial Statements as at December 31, 2018

11.	Intangible assets

	Goodwill	Software and licenses	Cellular communication usage rights	Customer relations and brand - multichannel television	Other	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Cost
Balance as at January 1, 2017	1,431	1,740	480	1,137	188	4,976
Acquisitions or additions from in-house development	-	227	-	-	-	227
Disposals	-	(65)	-	-	(48)	(113)
Balance as at December 31, 2017	1,431	1,902	480	1,137	140	5,090
Acquisitions or additions from in-house development	-	220	-	-	-	220
Disposals	-	(62)	-	-	-	(62)
Balance as at December 31, 2018	1,431	2,060	480	1,137	140	5,248
Amortization and impairment losses
Balance as at January 1, 2017	6	1,201	242	328	152	1,929
Amortization for the year	-	218	29	157	10	414
Impairment loss	87	-	-	-	-	87
Disposals	-	(65)	-	-	(43)	(108)
Balance as at December 31, 2017	93	1,354	271	485	119	2,322
Amortization for the year	-	226	20	147	6	399
Impairment loss (see Note 11.4 and 11.5 below)	40	104	-	505	11	660
Disposals	-	(52)	-	-	-	(52)
Balance as at December 31, 2018	133	1,632	291	1,137	136	3,329
Carrying amount
Balance as at January 1, 2017	1,425	539	238	809	36	3,047

December 31, 2017	1,338	548	209	652	21	2,768

December 31, 2018	1,298	428	189	-	4	1,919

Notes to the Consolidated Financial Statements as at December 31, 2018

11.1	Assessment of impairment of cash-generating units that include goodwill

To assess impairment, goodwill was attributed to the Group’s operating segments as follows:

	December 31, 2018	December 31, 2017
	NIS million	NIS million
Cellular communications (Pelephone) (11.2)	1,027	1,027
Domestic fixed-line communication (Bezeq) (11.3)	265	265
Multichannel television (DBS) (11.4)	-	33
Walla Communications Ltd. (11.5)	-	7
Other	6	6
	1,298	1,338

11.2	Assessment of cellular communications goodwill (Pelephone)

The value in use of the cellular communications cash-generating unit for Bezeq Group was calculated by discounting future cash flows (DCF) based on a five year cash flow forecast as at the end of the current period with the addition of the salvage value. The cash flow forecast is based, among other things, on Pelephone’s performance in recent years and assessments regarding the expected trends in the cellular market in the coming years (the level of competition, price level, regulation, and technological developments). The main assumption underlying the forecast is that competition in the market will continue with high intensity in the short term and that stability and an certain increase will occur in the medium to long term. The revenue forecast is based on assumptions regarding the number of Pelephone subscribers, average revenue per user, and sales of terminal equipment. The forecast of expenses and investments is based, among other things, on assumptions regarding the number of Pelephone employees and the resulting salary expenses, while the other operating expenses and investments were adjusted to the projected volume of operations of Pelephone.

The nominal capital price taken into account for the valuation is 10.3% (after tax) (in 2017, 10%). In addition, a permanent growth rate of 2.5% was assumed.

The valuation was prepared by an external appraiser. Based on the valuation described above, the Group was not required to record amortization for impairment of a cellular communication cash-generating unit.

11.3	Assessment of goodwill impairment in domestic fixed-line communications (Bezeq)

The value in use of the domestic fixed line cash-generating unit for Bezeq Group was calculated by discounting future cash flows (DCF) based on a five year cash flow forecast as at the end of the current period with the addition of the salvage value.

The cash flow forecast is based, among other things, on the Company’s performance in recent years and assessments regarding the expected trends in the fixed-line market in the coming years (the level of competition, retail and wholesale price levels, regulation aspects, and technological developments).

Main assumptions underlying the forecast: the continued decrease in revenue from telephony (the decrease in the number of lines and erosion of average revenue per line), the relative stability in medium-term revenue from internet, and the return to a direction of long-term growth (in line with market growth and based on high rates), and increase in revenue from data communication and transmission, cloud and digital. Operating expenses, sales, marketing, and investments were adjusted to the scope of activity in the segment and in general, this includes discount forecasts regarding gradual retrenchment in the Company’s human resources and severance expenses and the resulting salary expenses.

The nominal capital price taken into account for the valuation is 7.5% (after tax). In addition, a permanent growth rate of 0% was assumed.

The valuation was prepared by an external appraiser. Based on the valuation described above, the Group was not required to record amortization for impairment of a domestic fixed-line communications cash-generating unit.

Notes to the Consolidated Financial Statements as at December 31, 2018

11.4	Assessment of goodwill impairment for multichannel television (DBS)

The value in use of the multi-channel television cash-generating unit for Bezeq Group was calculated by discounting future cash flows (DCF) based on the eight-year cash flow forecast of DBS as at the end of the current period with the addition of the value arising from the representative year. The forecast period was chosen so that the representative year is the year following the estimated date for completion of the planned migration for internet-based broadcasting instead of satellite, as set out below. The nominal capital price taken into account for the valuation is 8.5% (after tax). In addition, a permanent growth rate of 0% was assumed (in 2017 - 1%).

The cash flow forecast was based, among other things, on the performance of DBS in recent years and assessments of the expected trends in the television market for the years ahead, including technology development, consumer preferences, competitors and the level of competition, price levels and regulatory obligations.

The main assumption underlying the forecast is that the relevant future technology will be interactive and two-way, and that a satellite product cannot compete with the IP product (television broadcasts over the internet) over time, due to the growing gap in customer experience. As a result, the multi-year forecast reflects a plan for gradual migration (from satellite broadcasts to OTT internet streaming), and accordingly, assumptions include a gradual replacement of satellite converters with IP converters, upgrade of the broadcasting infrastructure, construction of a support system for customer service, and adaptation of content contracts for OTT broadcasts. As set out above, the forecast period reflects the period of migration from satellite broadcasts to OTT broadcasts, until complete discontinuation of satellite broadcasts. These circumstances, together with expectations for the continuation of intense competition throughout the forecast period and the relatively rigid expenditure structure, resulted in a forecast of significant operational losses and a significant negative cash flow in the coming years, and a low negative cash flow, close to a balance, is expected at the end of the forecast period in the technology and business model of DBS. It should be noted that the plan will be implemented together with an ongoing assessment of market conditions, competition, and the technological environment, and the adjustments that will be required as a result.

The valuation was prepared by an external appraiser. Based on the valuation as described above, the total value of the operations of DBS is negative, amounting to NIS 871 million. In view of the negative value of the operations, the value of the non-current assets of DBS was determined as the higher of their fair value and zero.

Based on the assessment of the fair value of the non-current assets of DBS, the carrying amount of the depreciable assets (including customer relations and branding attributable to DBS in the business combination) is NIS 1,638 million higher than their fair value less disposal costs. Accordingly, the Group recognized an impairment loss of NIS 1,638 million in the multi-channel television cash-generating unit (after writing off the tax liability for customer relations and brand, the loss amounted to NIS 1,524 million). The impairment loss was attributed to fixed assets, broadcast rights, intangible assets, and subscriber acquisition assets, as set out below, and was included in the impairment loss item in the statement of income.

Attribution of impairment loss to Group assets:

Impairment
NIS million
Broadcasting rights, net of rights exercised	403
Fixed assets	559
Intangible assets	106
Subscriber acquisition (assessed under IFRS 15)	29
Rights of use for leased assets	3
Total impairment recognized in the statements of DBS	1,100
Customer relations and brand	505
Goodwill	33
Total impairment loss of assets	1,638
Write-off of tax liability attributed to customer relations and brand	(114)
Total impairment loss of multi-channel television cash-generating unit after tax	1,524

Notes to the Consolidated Financial Statements as at December 31, 2018

Below is information about the Group’s method for measuring the fair value (level 3) of the assets of DBS, which were impaired as set out above:

Broadcasting rights: Measurement of the fair value of broadcasting rights took into account legal restrictions on their sale and based on the production stage, the probability of sale, and the expected rate of return on the investment in them.

Fixed assets: The fair value of fixed asset items that are available for sale to a market participant (mainly converters) is based on their estimated selling value on the valuation date less selling costs.

Intangible assets: Material fair value was not attributed to the intangible assets of DBS, since most of the software and licenses of DBS were uniquely adapted to DBS, and therefore they have no material value in a transaction between a willing buyer and a willing seller.

Rights of use for leased assets: The fair value of right-of-use assets is affected by the ability to lease the asset to a third party, the lease fees of the property on the market, and the exit penalties in the lease contract.

11.5	Impairment testing for Walla Communications (“Walla”).

Due to the increasing competition in online advertising, Walla adjusted its forecasts for the coming years. As a result, Walla estimated the recoverable amount of Walla as a cash-generating unit as at December 31, 2018.

The value in use of Walla was calculated by discounting future cash flows (DCF) based on a five year cash flow forecast as at the end of the current period. The cash flow forecast is based, among other things, on Walla’s performance in recent years and assessments regarding the expected trends in the online advertising market (the number of players, level of competition, and price level). The main assumption underlying the forecast is that competition in the market will continue with high intensity and will affect mainly the revenues forecast, and the operating, selling, marketing, and investment expenses were adjusted to the volume of activity of the Company.

Since the expected cash flow for 2019-2023 is negative, the value in use is close to zero.

Consequently, an impairment loss of NIS 37 million was recognized. The impairment loss was attributed to goodwill, fixed assets, intangible assets, and broadcasting rights and is included in asset impairment loss in the statement of income.

11.6	Assessment of impairment of Bezeq International Ltd. (“Bezeq International”)

In view of the trends and changes in Bezeq International’s operating environment, Bezeq International adjusted its forecasts for the coming years. As a result, the Group estimated the recoverable amount of the international communications and internet services cash-generating unit.

The value in use of the international communications, internet and NEP services cash-generating unit for Bezeq Group was calculated by discounting future cash flows (DCF) based on a five year cash flow forecast as at the end of the current period with the addition of the salvage value.

The cash flow forecast is based, among other things, on Bezeq International’s performance in recent years and assessments regarding the expected trends in the markets in which it operates in the coming years (the level of competition, price level, regulation, and technological developments).

The revenue forecast is based on assumptions regarding the number of Bezeq International internet subscribers and the average revenue per subscriber, Bezeq International’s operations in the international communications market, and its development in communications solutions for businesses. Operating expenses and level of investments were adjusted to the forecasted scope of Bezeq International’s operations

The nominal capital price taken into account for the valuation is 9.7% (after tax). In addition, a permanent growth rate of 0.4% was assumed.

The valuation was prepared by an external appraiser. Based on the valuation described above, the Group was not required to record amortization for impairment of an international communications, internet and NEP services cash-generating unit.

Notes to the Consolidated Financial Statements as at December 31, 2018

12.	Deferred expenses and non-current investments

	December 31, 2018	December 31, 2017
	NIS million	NIS million
Deferred expenses (see Note 12.1 below)	223	250
Net customer acquisition asset (see Note 12.4 below)	142	115
Deposit used as collateral against hedging transactions (see Note 12.2)	41	67
Bank deposit for loans to Company employees (see Note 12.3)	48	51
Investments in equity-accounted investees	8	11
	462	494

12.1	For its operations, Bezeq International acquires indefeasible rights of use (“IRU”) from Mediterranean Nautilus (Israel) Ltd. for the acquisition of seabed cable capacities, which are accounted for as service transactions. Under the contract, Bezeq International has the right of use for capacities until 2022 with an option for an extension until 2027. The amount of the prepaid expense is amortized on a straight line until 2027. The balance of the liability for the agreement with Mediterranean Nautilus is USD 13.1 million.

12.2	A deposit used as collateral for hedging transactions is payable in December 2020.

12.3	A bank deposit for loans to Company employees without a repayment date.

12.4	Subscriber acquisition assets:

Subscriber acquisition assets
NIS million
Cost
Balance as at January 1, 2017	49
Additions	165
Disposals	(18)
Balance as at December 31, 2017	196
Additions	164
Disposals	(27)
Balance as at December 31, 2018	333
Amortization and impairment losses
Balance as at January 1, 2017	42
Depreciation	57
Disposals	(18)
Balance as at December 31, 2017	81
Depreciation	108
Disposals	(27)
Impairment loss	29
Balance as at December 31, 2018	191
Carrying amount
Balance as at January 1, 2018	115

December 31, 2018	142

Notes to the Consolidated Financial Statements as at December 31, 2018

13.	Investment property

On January 21, 2018, the Company signed an agreement for the sale of a real estate asset in the Sakia property for a total consideration of NIS 497 million, plus VAT, which may increase up to NIS 550 million, if the purchaser, in accordance with its right under the agreement, postpones the date of payment of up to two thirds of the consideration until December 31, 2022.

In 2018, the Company received a demand from the Israel Lands Authority (“the ILA”) for payment of a permit fee for the asset betterment plan in the amount of NIS 148 million and a demand from the local planning and building committee for betterment tax of NIS 143.5 million for disposal of the property by way of a sale.

The Company paid NIS 112 million on account of the demand and deposited a bank guarantee in the amount of NIS 44 million for the balance of the demand plus VAT.

The Company filed an objection to the demand for the permit fees and filed appeal against the demand for betterment tax. In addition, the Company sent the ILA a demand for full payment of the betterment tax in accordance with the ILA’s undertaking in the settlement agreement. In January 2019, the ILA rejected all of the Company’s arguments in the objection. If the mechanism for settling disputes set out in the settlement agreement with the ILA does not bring the dispute to an end, the Company will file a monetary claim petitioning the court to order the ILA to refund the permit fees paid by the Company and to order the ILA to pay the demand for the betterment tax.

It should be noted that the amount for the permit fee to be determined at the end of the proceedings may also affect the amount of the betterment tax the Company will be required to pay to the Planning Committee. The Company believes that the amount of the permit fee and the betterment tax that it will be required to pay is expected to be low and possibly even significantly lower than the total amount of the demands. The balance of the investment property includes the Company’s estimate of the permit fees and the betterment tax that the Company will be required to pay at the end of the appeal proceedings.

In December 2018, NIS 155 million was paid to the Company on account of the transaction. Upon receipt of the funds, the Company undertook that if the buyer’s request for a building permit for the property is not accepted by the local committee due to the betterment tax, the Company will pay the full amount of the debt or will reach another arrangement with the local committee, which will allow the receipt of the building permit.

The Company is expected to record a capital gain on the date on which the conditions for recognition of the sale of the asset are fulfilled in accordance with accounting principles. If, on completion of the appeal proceedings, the Company is required to pay the full amount of the betterment tax and the permit fee, the capital gain will amount to NIS 250 million.

Notes to the Consolidated Financial Statements as at December 31, 2018

14.	Investees

14.1	Subsidiaries:

14.1.1	The place of incorporation of the companies held directly by the Company is Israel. Information about companies held directly by the Company:

Pelephone Communications Ltd.

Bezeq International Ltd.

DBS Satellite Services (1998) Ltd.

Bezeq Online Ltd.

Walla! Communications Ltd.

As at December 31, 2018 and December 31, 2017, the Company holds 100% in the shareholders’ rights in the subsidiaries listed above. The Company’s subsidiaries have investments in other subsidiaries that are not material.

14.1.2	On February 13, 2019, the Company’s Board of Directors approved the request of each of the subsidiaries Pelephone, Bezeq International and DBS to apply to the Ministry of Communications for approval to change the corporate structures according to which the full operations and assets of each of the subsidiaries will be transferred to a separate limited partnership, wholly-owned by the Company (the Company as a limited partnership and a company (separate and different in each partnership), wholly owned by the Company as a general partner). The Company’s Board of Directors also approved the Company’s application to the Tax Authority to approve the transfer of the subsidiaries’ operations to the partnerships as a tax-exempt transfer in accordance with the provisions of section 103 of the Income Tax Ordinance, and the request that the assessment agreement dated September 15, 2016, regarding the distribution of the losses of DBS (as described in Note 7.7.1 above) will also apply to the partnership into which it will merge.

14.2	DBS Satellite Services (1998) Ltd.

14.2.1	As at March 25, 2015, the Company held 49.78% of the share capital of DBS and it held options that confer the right to 8.6% in DBS shares, which the Company is unable to exercise. Eurocom DBS Ltd. held the balance of DBS shares. On March 25, 2015, the Company exercised the options that were allotted, for no consideration, and on June 24, 2016, the Company completed a transaction for the acquisition of the entire holdings of Eurocom DBS in DBS, and all of the owners loans provided by Eurocom to DBS (“the Acquisition Transaction”).

On the completion date, the Company transferred the cash consideration of NIS 680 million to Eurocom DBS for the Acquisition Transaction.

Under the terms of the Acquisition Transaction, in addition to the cash consideration of NIS 680 million, the consideration included two additional contingent considerations, as follows: one additional consideration of up to NIS 200 million, which will be paid in accordance with the tax synergy according to the terms defined in the acquisition agreement (“the First Contingent Consideration”); and another additional consideration of up to NIS 170 million, which will be paid in accordance with the business results of DBS in the 2015-2017 (“the Second Contingent Consideration”).

On completion of the Acquisition Transaction, DBS became a wholly owned subsidiary (100%) of the Company. The Company consolidates the financial statements of DBS as from March 23, 2015.

In September 2016, the Company paid Eurocom DBS NIS 188 million (plus interest differences of NIS 10 million) for the First Contingent Consideration, under the Assessment Agreement and taxation decision of the Tax Authority as set out in Note 7.7.1 above.

On account of the Second Contingent Consideration, two payments of NIS 57 million each were paid in nominal terms, one in 2016 and the other in 2017.

Notes to the Consolidated Financial Statements as at December 31, 2018

In accordance with the financial results of DBS for 2017, and since the final amount of the Second Contingent Consideration was lower than the amount of advances that the Company paid Eurocom DBS for the consideration, Eurocom DBS is required to return the difference to the Company.

On April 22, 2018, a liquidation order was issued for Eurocom Communications Ltd. which came into effect on May 3, 2018, and a liquidation order was issued for Eurocom DBS Ltd.

According to the Company’s estimate of December 31, 2018, taking into consideration the solvency of Eurocom DBS, no repayment of the advances is expected. As a result, in 2018, financing expenses in the amount of NIS 43 million were recognized for the elimination of the debt balance of the advance payments.

14.2.2	In February 2018, the Company converted the balance of the DBS debentures in the amount of NIS 422 million, which it held, to DBS capital. In addition, in 2018, the shareholders’ loan to DBS in the amount of NIS 97 million was converted to DBS capital, and the Company invested an additional NIS 100 million in the capital of DBS.

14.2.3	In 2018, DBS incurred an operating loss of NIS 1,156 million (of which, NIS 1,100 million for an impairment loss for assets as set out in Note 11.4 above) and as at December 31, 2018, DBS had a working capital deficiency of NIS 355 million. According to the forecasts of DBS, it expects to continue to accumulate operational losses in the coming years and therefore will be unable to meet its obligations and continue operating as a going concern without the Company’s support.

On February 13, 2019, the Company provided DBS with a credit facility or capital investments in the amount of NIS 250 million, which DBS can withdraw for a period of 15 months from that date. Insofar as the support is provided by way of credit, the repayment date of the credit will not be earlier than the end of the term of the credit facility.

In March 2019, the Company invested NIS 70 million in accordance with the letter of undertaking.

The management of DBS believes that the financial resources at its disposal, which include the working capital deficit, the credit facility, and the Company’s capital investments, will be adequate for the operations of DBS for the coming year.

Notes to the Consolidated Financial Statements as at December 31, 2018

15.	Debentures, loans and borrowings

15.1	Composition:

	December 31, 2018	December 31, 2017
	NIS million	NIS million
Current liabilities
Current maturities of debentures	921	940
Current maturities of loans	621	692
	1,542	1,632
Non-current liabilities
Debentures	5,537	5,828
Loans	4,100	4,401
	9,637	10,229

Total debentures, loans and borrowings	11,179	11,861

Notes to the Consolidated Financial Statements as at December 31, 2018

15.2	Debentures and loan terms

	December 31, 2018		December 31, 2017
	Carrying amount	Nominal value	Carrying amount	Nominal value	Interest rate range
	NIS million	NIS million	NIS million	NIS million
Bank loans:
Unlinked loans at fixed interest	1,740	1,721	1,725	1,700	4.2% - 3.5%
Unlinked loans at variable interest	500	500	675	675	Prime -0.33% to prime +0.2%
Unlinked loans at fixed interest	417	417	631	631	6.85% - 5%
Unlinked loans at fixed interest	-	-	300	300	2.4%
Total bank loans	2,657	2,638	3,331	3,306
Loan from financial institutions:
Unlinked loans at fixed interest	2,014	2,020	1,695	1,700	4.15%
Unlinked loans at fixed interest	50	50	67	67	5.25%
Total loans from financial institutions	2,064	2,070	1,762	1,767

Total loans	4,721	4,708	5,093	5,073

Debentures issued to the public
Series 6 - linked to the CPI, at fixed interest	2,553	2,400	3,176	3,000	3.7%
Series 7 - unlinked loans at variable interest	586	587	732	734	Makam for one year +1.4%
Series 9 - unlinked loans at fixed interest	2,208	2,145	1,645	1,595	3.65%
Series 10 - linked to the CPI, at fixed interest	903	882	900	882	2.2%
Total debentures issued to the public	6,250	6,014	6,453	6,211
Non-marketable debentures issued to financial institutions:
Debentures issued by DBS and held by the public - linked to the CPI, at fixed interest	8	8	15	15	5.35%
Unlinked debentures at fixed interest	200	200	300	300	6.65%
Total non-marketable debentures	208	208	315	315

Total debentures	6,458	6,222	6,768	6,526

Total loans and debentures	11,179	10,930	11,861	11,599

Notes to the Consolidated Financial Statements as at December 31, 2018

15.3	Loans and debentures issued by the Company

Below are details of the terms that the Company undertook for the loans that were received and the debentures that were issued:

15.3.1	For the Company’s overall debt, standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was determined to call for immediate repayment if a third party lender calls for immediate repayment of the Company’s debts in an amount exceeding the amount determined.

In addition, the Company has undertaken not to create additional liens on its assets unless liens are created at the same time in favor of the debenture holders and the lending banks (negative lien). The lien includes exceptions, including regarding a lien on assets that will be purchased or expanded by the Company, if the undertakings underlying the lien are created for the purchase or expansion of those assets and for the matter of a token lien.

15.3.2	For the Company’s public debentures, bank loans in the amount of NIS 2.6 billion as at December 31, 2018, and for loans from financial institutions in the amount of NIS 2.2 billion as at December 31, 2018, the Company has undertaken that if it the Company makes an undertaking towards any entity in respect of compliance with financial covenants, the Company will also provide the same undertaking to these lenders (subject to certain exceptions).

15.3.3	For the Company’s public debentures and for loans from financial institutions amounting to NIS 2 billion, grounds were included for immediate repayment, if telecommunication ceases to be the Group’s core activity.

15.3.4	For the Company’s public debentures and for loans from financial institutions amounting to NIS 2 billion, the Company has undertaken to the lenders to take steps so that, to the extent under its control, the debentures will be rated by at least one rating agency, so long as there are debentures of the relevant series in circulation or a balance in loans, as the case may be.

15.3.5	For Debentures (Series 9-10) and for loans from financial institutions in the amount of NIS 1.3 billion, grounds for the immediate repayment of the loans in the event of a change in control were included, following which the current controlling shareholders in the Company will cease to be controlling shareholders, with the exception of: (1) transfer of control to a transferee that received approval for control in the Company in accordance with the provisions of the Telecommunications Law and/or the Telecommunications Order; or (2) transfer of control in which the transferee holds control together with the current controlling shareholders in the Company, provided that the holding rate of the current controlling shareholders in the Company in the shares of the Company does not fall below 50.01% of the total shares of the Company held by the controlling shareholders together; or (3) a change in control to be approved by a meeting of the debenture holders/lenders.

It should be noted that on April 22, 2018, a liquidation order was issued for Eurocom Communications Ltd. (which came into effect on May 3, 2018) and as part of the liquidation ruling, the court clarified that the ruling does not derogate from the control permit in the Company. Subsequently, on October 24, 2018, the Company received a notice from Internet Gold-Golden Lines Ltd., which is controlled by Eurocom Communications and which controls B Communications, the controlling shareholder in the Company, whereby approval was received for control (effective as from May 3, 2018) in accordance with section 4D of the Communications Law and section 3 of the Communications Order for special managers of Eurocom Communications, who were appointed as part of the liquidation process of Eurocom Communications.

The Company believes that the developments in Eurocom Communications that occurred prior to the reporting date, as described above, do not constitute a “change in control” as set out above.

Notes to the Consolidated Financial Statements as at December 31, 2018

15.3.6	In addition, for Debentures (Series 9 and 10) and for loans from financial institutions in the amount of NIS 1.3 billion, grounds were included for immediate repayment of the debentures in the event of the recording of a going concern qualification in the Company’s financial statements for two consecutive quarters, in the event of a material deterioration in the Company’s business compared with the situation at the time of the issue, and there is real concern that the Company will not be able to repay the debentures/loans on time on time (as set out in section 35(I)1a1 of the Israel Securities Law).

As at December 31, 2018 and the approval date of the financial statements, the Company was in compliance with all its liabilities, there were no grounds to call for immediate repayment, and financial covenants were not set out as described above.

15.4	Reportable credit

Below is information about the Group’s reportable credit, in accordance with Legal Bulletin No. 104-15: A reportable credit event, issued by the ISA on December 30, 2011 and amended on March 19, 2017 (according to Group’s information, debentures and loans amount to more than NIS 1 billion). The debentures were issued by the Group without a specific purpose. The debenture principal is repayable in equal payments with the interest payable on the outstanding loan principal, as set out in the table below.

	Debentures (Series 6)	Debentures (Series 9)
Date of loan	July 3, 2011	October 15, 2015
Date of final repayment	December 1, 2022	December 1, 2025
Type of loan	CPI-linked fixed interest	Unlinked fixed interest NIS
Amount of the original loan or par value (NIS million)	3,000	2,151
Balance of revalued principal (plus interest payable) as at December 31, 2018 (NIS millions)	2,503	2,215
Number of principal payments in the year	1	1
Principal payments as from	2018	2022
Number of interest payments in the year	2	2
Interest rate as at December 31, 2018	3.7%	3.65%
Fair value of the liability as at December 31, 2018 (NIS millions)	2,686	2,214
Imputed effective interest at fair value as at December 31, 2018	0.63%	3.11%
Imputed effective interest at fair value as at December 31, 2017	0.34%	2.19%
Special conditions	See Notes 15.3.1 to 15.3.4	See Note 15.3
Right to early repayment	None	None

Notes to the Consolidated Financial Statements as at December 31, 2018

15.5	Movement in liabilities arising from financing activities

	Debentures (including accrued interest)	Loans (including accrued interest)	Total
	NIS million	NIS million	NIS million
Balance as at January 1, 2017	7,063	3,944	11,007
Changes due to cash flows from financing activities
Consideration from the issue of debentures and receipt of loans, less transaction fees.	517	2,000	2,517
Repayment of debentures and loans	(752)	(835)	(1,587)
Interest paid	(257)	(158)	(415)
Total net cash from finance activities	(492)	1,007	515
Financing expenses recognized in the statement of income	216	163	379
Balance as at December 31, 2017	6,787	5,114	11,901
Changes due to cash flows from financing activities
Consideration from the issue of debentures and receipt of loans, less transaction fees.	571	320	891
Repayment of debentures and loans	(881)	(686)	(1,567)
Interest paid	(223)	(198)	(421)
Total net cash from finance activities	(533)	(564)	(1,097)
Financing expenses recognized in the statement of income	222	188	410
Balance as at December 31, 2018	6,476	4,738	11,214

Notes to the Consolidated Financial Statements as at December 31, 2018

16.	Trade and other payables

	December 31, 2018	December 31, 2017
	NIS million	NIS million
Open accounts and expenses payable *	862	1,041
Notes payable	21	21
Total trade payables	883	1,062

Other payables, including derivatives
Liabilities to employees and other liabilities for salaries	352	355
Advance payment for the Sakia property	155	-
Deferred income	103	90
Institutions	82	80
Derivative instruments	43	54
Accrued interest	35	40
Other	37	18
Total other payables	807	637

Total trade payables and other payables	1,690	1,699

*	Of which, the carrying amount of trade payables that are related parties and interested parties as at December 31, 2018 amounts to NIS 2 million (as at December 31, 2017 – NIS 31 million).

17.	Provisions

	Customer claims	Additional legal claims	Dismantling and clearing of cellular and other sites	Total
	NIS million	NIS million	NIS million	NIS million
Balance as at January 1, 2018	59	28	47	134
Provisions created	84	15	1	100
Provisions used	(6)	-	(2)	(8)
Provisions canceled	(3)	(8)	(2)	(13)
Balance as at December 31, 2018	134	35	44	213
Presented in the statement of financial position as:
Current provisions	134	35	6	175
Non-current provisions	-	-	38	38
	134	35	44	213

For further information about legal claims, see Note 19.

Notes to the Consolidated Financial Statements as at December 31, 2018

18.	Employee benefits

Employee benefits include post-employment benefits, other long-term benefits, termination benefits, and short-term benefits.

18.1	Liabilities for employee benefits

		2018	2017
	Note	NIS million	NIS million
Current liabilities for:
Holiday		112	115
Sick pay	18.4	133	142
Voluntary redundancy	18.5	329	16
Current maturities of pensioner benefits	18.3.4	7	7
Total current liability for employee benefits		581	280
Non-current liabilities for:
Voluntary redundancy for employees transferred from civil service	18.5 and 18.3.2	241	-
Liability for pensioner benefits	18.3.4	115	120
Severance compensation (net) (see composition below)	18.3.1	54	57
Early notice	18.3.3	23	23
Pension	18.3.2	12	72
Total non-current liabilities for employee benefits		445	272

Total liabilities for employee benefits		1,026	552

Composition of liabilities for severance pay:
Liabilities for severance pay		218	224
Fair value of plan assets		(164)	(167)
		54	57

18.2	Defined contribution plans

18.2.1	Liabilities for employee benefits at retirement age in respect of the period of their service in the Company and its subsidiaries, and for employees to which Section 14 of the Severance Pay Law – 1963 applies, are covered in full by regular payments to pension funds and insurance companies

	2018	2017	2016
	NIS million	NIS million	NIS million
Deposits recognized as an expense for a defined contribution plan	232	228	209

18.2.2	The pension rights of Company employees for the period of their employment in the civil service through January 31, 1985, are covered by a pension fund (“the Makefet Fund”), which assumed the State’s obligation following an agreement between the Government of Israel, the Company, the Histadrut Federation of Labor and the Makefet Fund.

18.2.3	The severance obligation to employees who leave their employment on terms entitling them to compensation is covered, for the period from February 1, 1985, by regular contributions to such pension funds and insurance companies (in accordance with Section 14 of the Severance Pay Law).

18.2.4	Severance pay for the period of employment in the civil service through January 31, 1985, is paid by the Company, and the monies accumulated in the Makefet Fund for that period are kept in a fund that will be used for the employees’ rights.

18.2.5	For certain employees, the Group has an obligation to pay severance in excess of the amount accumulated in the compensation fund which is in the employees’ names (See section 18.3.1 below).

Notes to the Consolidated Financial Statements as at December 31, 2018

18.3	Defined benefit plans

Obligations for defined benefit plans in the Group include the following:

18.3.1	The severance obligation for the balance of the obligation not covered by contributions and/or insurance policies in accordance with the existing labor agreements, the Severance Pay Law, and the salary components which the managements of the companies believe entitle the employees to receive compensation. For this part of the obligation, there are deposits in the name of Group companies in pension funds and insurance companies. The deposits in pension funds and insurance companies include accrued linkage differences and interest. Withdrawal of the reserve monies is contingent upon fulfilment of the provisions in the Severance Pay Law.

18.3.2	An obligation in accordance with the collective agreement of 2006 for employees who transferred from civil service to the Company, and who are entitled, following retirement, to a supplement in pension payments for the difference between the Civil Service Law and the standard policy of Makefet. In addition, see Note 18.5 below for information about the approval of the Board of Directors for the retirement plan for all employees of the Company who were transferred to the Company from the Ministry of Communications.

The Company also has an obligation to a number of senior employees who are entitled to voluntary redundancy terms (pension and retirement grants) which are not dependent on the existing retirement agreements for all employees.

18.3.3	An obligation in accordance with the employment agreements of some of the senior employees in the Group for payment of a benefit for notice upon severance.

18.3.4	Company retirees receive, in addition to pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing for the upkeep of retiree clubs and social activities The Company’s liability for these costs accumulates in the employment period. The Company’s financial statements include the liabilities for expected costs in the severance period.

Notes to the Consolidated Financial Statements as at December 31, 2018

18.4	Provision for sick leave

The financial statements include a provision in respect of redemption and use of sick leave. The right to accumulate sick leave was taken into account for all employees in the Group. Only employees eligible under the terms of the employment agreement may redeem sick leave. The provision was computed on the basis of an actuarial calculation, including the assumption of positive accumulation of days by most of the employees and use of days by the last in first out (LIFO) method.

18.5	Termination benefits

According to the collective agreement of December 2006, between the Company and the employees union and the Histadrut Federation of Labor, and according to the amendment to the agreement of August 2015, the Company may, at its discretion, terminate the employment of 163 long-standing permanent employees in each of the years 2015-2021 (the Company’s right is accumulated over the years).

The Company recognizes expenses for voluntary redundancy when the Company is committed demonstrably, without realistic possibility of withdrawal, to a defined plan to terminate employment before the defined date, according to a defined plan. The collective agreement allows the Company to dismiss employees, but does not create a demonstrable commitment without realistic possibility of withdrawal. Accordingly, the expenses for voluntary redundancy are recognized in the Company’s financial statements at the approval date of the plan.

In the first half of 2018, the voluntary redundancy plan was approved, and 71 employees retired at a cost of NIS 92 million.

On December 16, 2018, a plan was approved for the implementation of an efficiency plan for 2019 for the retirement of 243 permanent employees (new and old). In addition, a voluntary retirement plan was decided on, by the end of the collective agreement period (the end of 2021) for all employees of the Company who were transferred to the Company from the Ministry of Communications (94 employees). The financial statements include an expense of NIS 452 million for these plans. In addition, in 2018, retirement expenses were recognized in the amount of NIS 15 million, mainly for employee severance benefits in the Group companies.

The Group companies have collective agreements with the Histadrut Federation of Labor and the employees’ committees. The agreements include mechanisms to integrate the employees’ committees in decisions regarding the termination of permanent employees and the terms of severance.

For information about the collective arrangement signed by DBS subsequent to the date of the financial statements, see Note 33.2.

18.6	Actuarial assumptions

The main actuarial assumptions for defined benefit plans at the reporting date are as follows:

18.6.1	Mortality rates are based on the rates published in Insurance Circular 6-3-2017 of the Ministry of Finance.

18.6.2	Churn rates were determined on the basis of the past experience of the Company and the subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment. The churn rates include a distinction between severance with entitlement to full severance compensation and severance without entitlement to this right.

18.6.3	The discount rate (nominal) is based on the yield on linked high-quality corporate debentures with maturity dates approximating those of the gross obligation.

Notes to the Consolidated Financial Statements as at December 31, 2018

The main discount rates are as follows:

	December 31, 2018	December 31, 2017
	Average discount rate	Average discount rate
Severance compensation	3.73%	3.3%
Retirement benefits	4.1%	3.6%

18.6.4	Assumptions regarding salary increments for calculation of the liabilities were made on the basis of the management’s assessments, distinguishing between the groups of employees. The main assumptions (in nominal terms) regarding salary increases of the main employee groups are as follows:

Annual salary increase assumptions

Permanent and long-standing employees in the Company	In 2018, the calculation was based on individual assumptions regarding an expected wage increase for 2019-2026, arising from the collective agreement signed in August 2015. In 2017, the calculation was based on an average wage adjustment of 7% for young employees, gradually decreasing to 2.7% at the age of 66, as well as on the individual assumptions regarding wage increases. The change in assumptions for wage increases did not have a material effect on the financial statements.

Permanent employees in the Company (New)	Average adjustment of 3.2% for young employees, decreasing gradually to 1.4% at the age of 66.

Company’s employees that are not permanent	6.4% for young employees decreasing gradually to 0.1%, 2% (in real terms) for senior employees

Pelephone employees	An increase of 3% in 2018 (in 2017, 3.1%), as set out in the collective agreement at Pelephone

Bezeq International employees	An increase of 3%, as set out in the collective agreement at Bezeq International

DBS employees	Rate of increase of 3.5%.

18.6.5	Sensitivity analysis for actuarial assumptions

Analysis of the possible effect of changes in the main actuarial assumptions on liabilities for employee benefits: The calculation was for each separate assumption, assuming that the other assumptions remained unchanged.

	December 31, 2018	December 31, 2017
	NIS million	NIS million
Discount rate, addition of 0,5%	(37)	(29)
Rate of future salary increases, addition of 0.5%	27	40
Employee churn rate, addition of 5%	(12)	(17)

18.6.6	Average weighted useful life of liabilities for the main post-employment benefits:

	December 31, 2018	December 31, 2017
	Years	Years
Severance compensation	9.9	10.4
Retirement benefits	13.6	14.7

Notes to the Consolidated Financial Statements as at December 31, 2018

19.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, among other things, on legal opinions as to the likelihood of success of the claims, the financial statements include adequate provisions (as described in Note 17), where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at December 31, 2018 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 5.1 billion. There is also additional exposure of NIS 4.6 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

The amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 19.6 below.

19.1	Following is a description of the Group’s contingent liabilities as at December 31, 2018, classified into groups with similar characteristics:

		Provision	Additional exposure	Exposure for claims that cannot yet be assessed
Claims group	Nature of the claims	NIS million
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	134	4,954	730	(1)
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	4	13	3,822	(3)(2)
Claims of employees and former employees of Group companies	Mainly individual lawsuits filed by employees and former employees of the Group, regarding various payments.	-	3	-
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the Authorities (including property taxes).	31	21	-
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	-	65	9
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	-	71	-
Total legal claims against the Company and subsidiaries		169	5,127	4,561

(1)	Including exposure in the amount of NIS 300 million against a subsidiary and against four additional defendants.

Notes to the Consolidated Financial Statements as at December 31, 2018

(2)	Including exposure of NIS 2 billion for a motion for certification as a class action filed by a shareholder against the Company and officers in the Company, referring to alleged reporting omissions by the Company regarding the wholesale market and the reduction of interconnect fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method used to calculate the damage). On August 27, 2018, the court certified the claim as a class action. On October 28, 2018, the Company filed a motion for a rehearing of the certification ruling. Subsequently, the court decided to stay the proceedings until a ruling is made on the motion for a rehearing.

(3)	Two motions for certification of a class action amounting to a total of NIS 1.8 billion, filed in June 2017 against the Company, officers in the Group and companies in the group of the Company’s controlling shareholders regarding the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. In accordance with the court’s decision, a joint motion is expected to be filed instead of these two motions. The proceeding was stayed due to the investigation. The court approved the request of the Attorney General to inform the court by April 1, 2019, of the continued conduct of the proceedings in view of the ongoing investigation.

19.2	In 2017 and in June 2018, the Company’s shareholders filed motions against the Company and DBS for discovery of documents prior to filing a motion for certification of a derivative action in accordance with section 198A of the Companies Law, regarding an interested party transaction between DBS and Spacecom and regarding a transaction for the acquisition of DBS shares by the Company. Further to the request of the Israel Securities Authority, in view of the investigation, the procedures have been stayed, at this stage, until April 1, 2019.

It should be noted that in addition to these motions, there is a pending claim and motion for certification as a derivative action against the Company, its controlling shareholder in the relevant period and the directors in the relevant period, from 2015, concerning the transaction for the Company’s acquisition of the entire holdings and shareholder’s loans of Eurocom DBS in DBS. Further to the position of the ILA, the court ordered a stay of proceedings in the case until December 31, 2018, and on that day, notice was submitted on behalf of the Israel Securities Authority requesting an additional 90-day extension.

19.3	In December 2017, a motion was filed in a court in the state of New York in the United States for certification of a class action in the matter of the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. This follows a similar motion originally filed on behalf of the holders of securities of B Communications (a controlling shareholder of the Company) against B Communications and its officers. In the amended claim, DBS and officers (both past and present) in DBS and the Company were also added to the list. The Company itself was not added to the proceedings. In July 2018, the respondents filed applications for dismissal in limine of the motion. The motion of B Communications was approved in part. Rulings on the other motions are still pending. At this stage, DBS is unable to assess the results and implications of the claim and its effect on DBS.

19.4	In February 2018, a motion for certification of the claim as a derivative action was filed against the Company as a formal respondent, and against directors of the Company at the times relevant to the motion and against the controlling shareholders in the Company at the times relevant to the motion. The matter of the motion is the Company’s engagement in an assessment agreement with the Tax Authority, which was signed on September 15, 2016, according to which the Company paid taxes in the amount of NIS 462 million to the Tax Authority for financing income from loans to DBS. On the other hand, it was agreed, among other things, that the losses of DBS for the financing expenses for the shareholders’ loans of the Company to DBS will be recognized in full for the Company after the merger between the Company and DBS. At the request of the Israel Securities Authority, the proceedings were stayed due to the investigation until December 31, 2018, and it requested an extension of the stay in proceedings until April 1, 2019.

19.5	In December 2018, a claim was filed against Walla, alleging that Walla had biased press coverage on its website in favor of the Prime Minister, allegedly in exchange for excessive regulatory benefits granted to its controlling shareholder - the Company and its (former) controlling shareholder. The amount of the class action is unknown. At this stage, Walla is unable to assess the chances of the claim.

19.6	Subsequent to the date of the financial statements, a claim was filed against the Group companies without an exact amount. As at the approval date of the financial statements, the chances of the claim cannot yet be assessed. In addition, claims with exposure of NIS 347 million came to an end.

Notes to the Consolidated Financial Statements as at December 31, 2018

20.	Agreements

20.1	DBS has agreements for the acquisition of space segments, content, and copyrights, up to the end of 2028. The amounts of future agreements for these contracts as at December 31, 2018 are as follows:

Year ended	Space segments (see Note 20.2 below)	Content and copyright	Total
December 31	NIS million	NIS million	NIS million
2019	85	495	580
2020	85	354	439
2021	85	260	345
2022	82	225	307
2023 onwards	485	64	549
	822	1,398	2,220

20.2	In accordance with the agreement with Space Communications Ltd. (“Spacecom”) of 2013, as amended, DBS leases twelve space segments in the Amos satellites (“the Spacecom Agreement”) according to the distribution among the satellites set out in the agreement for different periods. The term of the Spacecom Agreement is up to 2028 (subject to the options for early termination described below).

In accordance with the Spacecom Agreement, DBS leases space segments on the Amos 3 satellite (which is expected to end its service at the beginning of 2026), as well as on the Amos 7 satellite, in which Spacecom has the right to lease space segments under an agreement with the holder of rights in this satellite, which was leased to DBS until February 2021. Spacecom undertook to exercise the option granted to it by the holder of the satellite rights to extend the lease for an additional year, and on the deadline for exercising this option, it will be clear that Amos 8 will not be in place by February 2021.

Under the Spacecom Agreement, Spacecom has undertaken to make the most reasonable efforts to install the new satellite, Amos 8, by February 2021, and in this case, DBS will lease space segments from that date in Amos 3 and in Amos 8, and from the end of life of Amos 3, in Amos 8 only. If Amos 8 is not deployed by February 2022, DBS will lease ten satellite segments in Amos 3 until the end of its life, and will have the right, if it so chooses, to lease space segments in Amos 8, to the extent it is deployed at a later stage.

The Spacecom Agreement stipulates the right to early termination without cause, subject to advance notice of 12 months and payment of the consideration in accordance with the prescribed mechanism. The agreement also stipulates the right to early termination due to a delay in the entry into force of the agreement for construction of Amos 8, and early termination at the end of the lifespan of Amos 3 due to non-availability of Amos 8, without payment of compensation and under the conditions set out in the agreement.

In September 2018, Spacecom announced that the agreement for the construction of the Amos 8 satellite will not take effect and it will be canceled and that it is assessing the feasibility of several alternatives. DBS believes that cancellation of the agreement may result in a delay in the start of the Amos 8 satellite activity compared to the timetable under this agreement.

In December 2018, Spacecom was notified that DBS would not act to amend the Spacecom Agreement, and that it reserves the right not to lease segments on the Amos 8 satellite, if there is a delay in its deployment as set out above.

The total amount of agreements for space segments, as set out in section 20.1 above, includes full payment of NIS 236 million for the use of the Amos 8 satellite.

For information about the agreement with Spacecom, see Note 30.3.2(3) regarding the agreements with related parties. In addition to the resolution of the Board of Directors to approve a plan for the migration of DBS from satellite broadcasts to internet streaming, see Note 33.1.

20.3	In October 2016, Pelephone’s new agreement with Apple Distribution International ( “Apple”) came into effect for the acquisition and distribution of iPhone devices. In accordance with the agreement, Pelephone is required to purchase a minimum number of devices for an additional three years at the prices in effect at the manufacturer at the actual purchase date.

Notes to the Consolidated Financial Statements as at December 31, 2018

20.4	As at December 31, 2018, Pelephone has obligations to acquire terminal equipment amounting to NIS 78 million (as at December 31, 2017, NIS 147 million).

20.5	The cellular infrastructure equipment in the UMTS/HSPA and LTE networks is manufactured by LM Ericsson Israel Ltd. (“Ericsson”), which serves as a supplier of Pelephone for the deployment of a fourth generation radio network (LTE). Ericsson is also a material supplier of Pelephone for microwave transmission. Pelephone has multi-annual agreements for maintenance, support and upgrade of software for the UMTS/HSPA network and an agreement for acquisition of 4G network (LTE) equipment with Ericsson, and Pelephone believes that it could be dependent on Ericsson for network support and its expansion. As at December 31, 2018, Pelephone has agreements with Ericsson for the acquisition of terminal equipment and the receipt of services, in a total amount of NIS 23 million.

20.6	In 2011, Bezeq International entered into an agreement with CYTA to replace indefeasible rights of use (IRU). Under the transaction, Bezeq International undertook to acquire additional IRU in the amount of USD 4.65 million. Bezeq International has not yet exercised this undertaking.

20.7	As at December 31, 2018, the Group companies have agreements for the acquisition of fixed assets, intangible assets, additional assets, and routine services amounting to NIS 392 million.

20.8	For information about transactions with related parties, see Note 30.3.2.

21.	Securities, Liens and Guarantees

The Group’s policy is to supply tender, performance and legal guarantees. In addition, the Company provides bank guarantees, where necessary, for banking obligations of subsidiaries.

21.1	The Group companies provided guarantees of NIS 158 million in favor of the Ministry of Communications to secure the terms of their licenses (of which an amount of NIS 32 million is linked to the CPI and NIS 37 million to the USD exchange rate).

21.2	The Group companies provided bank guarantees totaling NIS 109 million in favor of third parties.

21.3	In accordance with its cellular license, Pelephone is not permitted to sell, lease or pledge any of its assets used for the implementation of the license, without the consent of the Minister of Communications, except for:

A.	A pledge on one of the license assets in favor of a bank operating lawfully in Israel, to receive bank credit, provided that it submitted notice to the Ministry of Communications regarding the pledge it intends to register, noting that the pledge agreement includes a clause ensuring that in any event, exercise of the rights by the bank will not impair, in any way, the services provided under the license.

B.	Sale of items of equipment when implementing an upgrade, including sale of equipment by the trade-in method.

21.4	For information about the conditions that the Company undertook for loans and borrowings, see Note 15.

Notes to the Consolidated Financial Statements as at December 31, 2018

22.	Equity

22.1	Share capital

	Registered share capital	Issued and paid up share capital
	Number of shares	Number of shares
	Balance as at December 31, 2018 and 2017	Balance as at December 31, 2018 and 2017
Ordinary shares of NIS 1 par value	2,825,000,000	2,765,485,753

On March 27, 2019, the Company’s Board of Directors approved the convening of a general meeting to approve an increase in the Company’s registered share capital by one billion shares of NIS 1 par value each, as a preliminary measure before raising potential capital for the Company in the amount of NIS 2 billion by issuing rights, subject to the decisions and approvals that are required (including approval in accordance with the Communications Order, receipt of the permits for the rights issue, and the decisions of the certified organs of the Company).

22.2	Dividends

22.2.1	Dividend distribution policy

On August 4, 2009, the Board of Directors resolved to distribute a dividend to the shareholders amounting to 100% of the semi-annual profit (after tax) (profit for the period attributable to the shareholders of the Company), in accordance with the consolidated financial statements of the Company.

On March 6, 2018, the Board of Directors resolved to revise the dividend distribution policy, such that the Company will distribute a dividend to its shareholders, twice a year, of 70% of the semi-annual profit (after tax) in accordance with the consolidated financial statements of the Company, as from the next distribution following the resolution.

On March 27, 2019, the Company’s Board of Directors resolved to cancel the Company’s dividend distribution policy. The resolution was passed after presenting a clear and transparent position with the shareholders and under the circumstances that arose due to the inability to distribute a dividend due to the expected failure to meet the profit test in the next two years. Accordingly, the Board of Directors resolved that it would not be appropriate to maintain a dividend policy when in practice it is not effective.

The cancellation of the policy will not prevent the Company’s Board of Directors from assessing, from time to time, the distribution of dividends to the Company’s shareholders, taking into consideration, among other things, the provisions of the law, the state of the Company’s business and its capital structure, while maintaining a balance between ensuring the Company’s financial strength and stability, including its debt level and credit rating, and the continued attribution of value to the shareholders of the Company through ongoing distribution of a dividend, all subject to the approval of the general meeting of the Company’s shareholders regarding each specific distribution, as set out in the Company’s articles of association.

22.2.2	Distributions made by the Company in 2016-2018:

	Distributed amount per	2018	2017	2016
Distribution date	share (NIS)	NIS million	NIS million	NIS million
May 10, 2018	0.133	368	-	-
October 10, 2018	0.115	318	-	-
May 29, 2017	0.209	-	578	-
October 16, 2017	0.256	-	708	-
May 30, 2016	0.281	-	-	776
October 6, 2016	0.240	-	-	665
		686	1,286	1,441

Notes to the Consolidated Financial Statements as at December 31, 2018

23.	Revenue

	Year ended December 31
	2018	2017	2016
	NIS million	NIS million	NIS million
Domestic fixed-line communication (Bezeq Fixed-Line)
Internet - infrastructure	1,525	1,488	1,461
Fixed-line telephony	1,130	1,255	1,352
Transmission and data communication	769	775	835
Cloud and digital services	260	230	203
Other services	199	205	213
	3,883	3,953	4,064
Cellular communications - Pelephone
Cellular services and terminal equipment	1,713	1,743	1,777
Sale of terminal equipment	688	757	811
	2,401	2,500	2,588

Multichannel television - DBS	1,473	1,650	1,745

International communications, ISP, and NEP services - Bezeq International	1,338	1,467	1,480

Other	226	219	207

	9,321	9,789	10,084

24.	General and operating expenses

	Year ended December 31
	2018	2017	2016
	NIS million	NIS million	NIS million
Interconnectivity and payments to domestic and international operators	789	805	825
Terminal equipment and materials	737	855	831
Content costs	653	636	629
Marketing and general	555	595	697
Maintenance of buildings and sites*	286	584	605
Services and maintenance by sub-contractors	277	260	261
Vehicle maintenance*	82	156	164
	3,379	3,891	4,012

*	See Note 2.8.1 for information about early adoption of IFRS 16, Leases.

Operating and general expenses are presented net of expenses of NIS 46 million recognized in 2018 for investments in fixed assets and intangible assets (in 2017, NIS 65 million and in 2016, NIS 64 million).

25.	Salaries

	Year ended December 31
	2018	2017	2016
	NIS million	NIS million	NIS million
Total salaries and incidentals	2,571	2,576	2,541
Less salaries recognized in investments in fixed assets and intangible assets	(579)	(571)	(529)
	1,992	2,005	2,012

Notes to the Consolidated Financial Statements as at December 31, 2018

26.	Other operating expenses (income), net

	Year ended December 31
	2018	2017	2016
	NIS million	NIS million	NIS million
Expense for severance pay in voluntary redundancy (see Note 18.5)	559	23	96
Provision for claims	91	19	(4)
Capital gain (mainly disposal of real estate)	(1)	(66)	(107)
Profit from sale of an associate	(14)	-	-
Other expenses	(1)	5	15
Other operating expenses (income), net	634	(19)	-

27.	Financing expenses (income), net

	Year ended December 31
	2018	2017	2016
	NIS million	NIS million	NIS million
Interest expenses for financial liabilities	370	341	358
Change in the liability for contingent consideration for a business combination (see Note 14)	43	(14)	55
Linkage and exchange rate differences	63	46	32
Financing expenses for lease commitments	26	-	-
Financing expenses for employee benefits	9	35	15
Other financing expenses	5	33	48
Change in fair value of financial assets at fair value through profit or loss.	-	36	-
Total financing expenses	516	477	508
Income for credit in sales	30	35	42
Change in fair value of financial assets at fair value through profit or loss.	24	-	-
Other financing income	27	25	19
Total financing income	81	60	61

Financing expenses, net	435	417	447

28.	Earnings per share

	2018	2017	2016
Net profit (loss) (NIS millions)	(1,066)	1,235	1,244
No. of shares (millions of shares)	2,765	2,765	2,765
Earnings (loss) per share (NIS)	(0.39)	0.45	0.45

Notes to the Consolidated Financial Statements as at December 31, 2018

29.	Segment Reporting

29.1	The Group operates in four segments in the communications sector, so that every company in the Group operates in one separate business segment. The primary reporting format, by business segments, is based on the Group’s management and internal reporting structure.

Each company provides services in the segment in which it operates, using the property, plant and equipment and the infrastructure it owns (see also Note 23). The infrastructure of each company is used only for providing its services. Some of the Group companies use infrastructure owned by other companies in the Group. Each of the companies in the Group is exposed to different risks and yield expectations, mainly in the matter of the technology and competition in the segment in which it operates. Accordingly, the separable component in the Group is each company in the Group.

Based on the above, the business segments of the Group are as follows:

1.	Bezeq The Israel Telecommunication Corp. Ltd.: fixed line domestic communications

2.	Pelephone Communications Ltd.: cellular communications

3.	Bezeq International Ltd.: international communications, internet services and network end point

4.	DBS Satellite Services (1998) Ltd.: multichannel television

The other companies in the Group are presented under the “Other” item. Other operations include call center services (Bezeq Online) and online shopping and classified ads, (through Walla). These operations are not reported as reporting segments as they do not fulfill the quantitative thresholds in the reported years.

Inter-segment pricing is set at the price determined in transactions in the ordinary course of business.

The results, assets and liabilities of a segment include items directly attributable to that segment, as well as those that can be allocated on a reasonable basis. The results of the multi-channel television segment are presented net of the impairment loss described in Note 11.4. This is in accordance with the manner in which the Group’s chief operating decision maker evaluates the performance of the segment and makes decisions regarding the allocation of resources to the segment.

Segment capital expenditure is the total cost incurred in the period for acquisition of fixed assets and intangible assets.

Notes to the Consolidated Financial Statements as at December 31, 2018

29.2	Operating segments

	Year ended December 31, 2018
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television*	Other	Adjustments*	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	3,883	2,401	1,338	1,473	226	-	9,321
Inter-segment revenues	313	42	53	-	15	(423)	-
Total revenues	4,196	2,443	1,391	1,473	241	(423)	9,321

Depreciation and amortization	850	655	194	323	21	146	2,189

Segment results – operating profit (loss)	1,224	(2)	116	(56)	(36)	(1,794)	(548)
Financing expenses	502	22	16	16	-	(40)	516
Financing income	(32)	(56)	(1)	(27)	-	35	(81)
Total financing expenses (income), net	470	(34)	15	(11)	-	(5)	435

Segment profit (loss) after financing expenses, net	754	32	101	(45)	(36)	(1,789)	(983)
Share in profits (losses) of associates	-	-	1	-	(4)	-	(3)
Segment profit (loss) before income tax	754	32	102	(45)	(40)	(1,789)	(986)
Income tax	187	8	25	3	-	(143)	80
Segment results – net profit (loss)	567	24	77	(48)	(40)	(1,646)	(1,066)

Segment assets	8,896	4,124	1,332	1,606	157	(1,098)	15,017
Investment in associates	-	-	6	-	2	-	8
Goodwill	-	-	6	-	-	1,292	1,298
Segment liabilities	14,284	1,425	567	687	84	(1,158)	15,889
Investments in fixed assets and intangible assets	902	346	137	318	13	-	1,716

*	Results of the multi-channel television segment are presented net of the impairment loss set out in Note 11.4. The impairment loss is presented as part of the adjustments. In addition, see Note 32.3 for condensed selected information from the financial statements of DBS.

Notes to the Consolidated Financial Statements as at December 31, 2018

	Year ended December 31, 2017
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	3,953	2,500	1,466	1,650	220	-	9,789
Inter-segment revenues	291	46	71	-	17	(425)	-
Total revenues	4,244	2,546	1,537	1,650	237	(425)	9,789

Depreciation and amortization	728	383	135	285	20	164	1,715

Segment results – operating profit (loss)	1,971	72	174	163	(20)	(250)	2,110
Financing expenses	439	3	12	81	-	(58)	477
Financing income	(36)	(54)	(4)	(10)	(5)	49	(60)
Total financing expenses (income), net	403	(51)	8	71	(5)	(9)	417

Segment profit (loss) after financing expenses, net	1,568	123	166	92	(15)	(241)	1,693
Share in losses of associates	-	-	-	-	(4)	(1)	(5)
Segment profit (loss) before income tax	1,568	123	166	92	(19)	(242)	1,688
Income tax	396	28	39	336	-	(346)	453
Segment results – net profit (loss)	1,172	95	127	(244)	(19)	104	1,235

Segment assets	9,086	3,271	1,199	1,502	174	269	15,501
Investment in associates	-	-	5	-	(6)	11	10
Goodwill	-	-	6	-	10	1,322	1,338
Segment liabilities	13,901	536	410	1,154	64	(1,360)	14,705
Investments in fixed assets and intangible assets	851	331	169	237	19	-	1,607

Notes to the Consolidated Financial Statements as at December 31, 2018

	Year ended December 31, 2016
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,063	2,587	1,478	1,745	198	-	10,071
Inter-segment revenues	320	43	70	-	20	(440)	13
Total revenues	4,383	2,630	1,548	1,745	218	(440)	10,084

Depreciation and amortization	717	380	137	296	16	193	1,739

Segment results – operating profit (loss)	2,076	32	176	264	(34)	(193)	2,321
Financing expenses	475	6	15	539	2	(529)	508
Financing income	(30)	(52)	(5)	(13)	(4)	43	(61)
Total financing expenses (income), net	445	(46)	10	526	(2)	(486)	447

Segment profit (loss) after financing expenses, net	1,631	78	166	(262)	(32)	293	1,874
Share in profits (losses) of associates	-	-	1	-	(5)	(1)	(5)
Segment profit (loss) before income tax	1,631	78	167	(262)	(37)	292	1,869
Income tax	399	17	42	(330)	-	497	625
Segment results – net profit (loss)	1,232	61	125	68	(37)	(205)	1,244

Notes to the Consolidated Financial Statements as at December 31, 2018

29.3	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31
	2018	2017	2016
	NIS million	NIS million	NIS million
Revenues
Revenues from reporting segments	9,503	9,977	10,306
Revenues from other segments	241	237	218
Cancellation of revenues from inter-segment sales (except for revenues from sales to an associate reporting as a segment)	(423)	(425)	(440)
Consolidated revenues	9,321	9,789	10,084

Profit or loss
Operating profit for reporting segments	1,282	2,380	2,548
Amortization of excess cost	(156)	(250)	(193)
Loss from impairment of assets (see Note 11.4)	(1,638)	-	-
Financing expenses, net	(435)	(417)	(447)
Share in losses of associates	(3)	(5)	(5)
Loss for operations classified in other categories and other adjustments	(36)	(20)	(34)
Consolidated profit (loss) before income tax	(986)	1,688	1,869

	December 31, 2018	December 31, 2017
	NIS million	NIS million
Assets
Assets from reporting segments	15,970	15,069
Assets attributable to operations in other categories	159	178
Goodwill not attributable to an operating segment	1,292	1,322
Surplus cost not attributable to an operating segment	1,166	1,636
Loss from impairment of assets (see Note 11.4)	(1,638)	-
Less inter-segment assets and other adjustments	(626)	(1,356)
Consolidated assets	16,323	16,849

Liabilities
Liabilities from reporting segments	16,963	16,001
Liabilities attributable to operations in other categories	84	64
Less inter-segment liabilities	(1,158)	(1,360)
Consolidated liabilities	15,889	14,705

Notes to the Consolidated Financial Statements as at December 31, 2018

30.	Transactions with interested and related parties

30.1	Identity of interested and related parties

The Company’s interested and related parties as defined in the Securities Law and in IAS 24 – Related Party Disclosures include mainly B Communications Ltd. (“B Communications), related parties of B Communications, associates, directors and key management personnel in the Company or the parent company and a person who is close to a family member of any of these individuals.

It should be noted that the transactions described below with interested and related parties do not include reference to Note 1.2 regarding the investigations of the Israel Securities Authority and the Israel Police or the implications of its options.

30.2	Balances with interested and related parties

	December 31
	2018	2017
	NIS million	NIS million
Trade and other receivables - associates	7	8
Related parties, net	5	(23)
Eurocom DBS Ltd. for excess advance payments fir contingent consideration (not including interest) (see Note 14.2.1)	99	99

30.3	Transactions with interested and related parties

	Year ended December 31
	2018		2017		2016
	NIS million		NIS million		NIS million
Revenues
From related parties	31		23		13
From associates	6		8		7
Expenses
To related parties	54	*	122		110
To associates	5		5		2
Fixed assets
Related parties	1		28		59
Acquisition of Eurocom DBS holdings in DBS (see Note 14.2.1)	-		(70	)**	55
Revised balance of the excess advance payments for acquisition of DBS (see Note 14.2.1)	43	**	56	**	-

*	Related-party expenses include amounts paid by DBS to Space Communications Ltd. (“Spacecom”) up to May 3, 2018. It should be noted subsequent to this date, the Company believes, based on information it received, that Spacecom ceased to be a related party. For further information, see section 30.3.2 below. In 2018, DBS paid a total of NIS 74 million to Spacecom.

**	Adjustment of the liability for contingent consideration for a business combination with DBS and adjustment of the fair value estimate of the amount expected to be returned to the Company from the excess of the advance payments that it paid, recognized as financing income, net.

Notes to the Consolidated Financial Statements as at December 31, 2018

Transactions with interested and related parties

30.3.1	Negligible transactions

On March 7, 2011, the Company’s Board of Directors resolved to adopt guidelines and regulations to classify a transaction of the Company or its subsidiary with an interested party as a negligible transaction, which is not an extraordinary transaction, as set out in Article 41(A)(6) of the Securities Regulations (Annual Financial Statements), 2010 (“the Annual Financial Statements Regulations”). These guidelines and regulations are also used to assess the scope of disclosure in the periodic report and prospectus (including shelf offering reports) regarding a transaction of the Company, a company under its control and a subsidiary or associate with a controlling shareholder or in which the controlling shareholder has a personal interest as set out in Article 22 of the Securities Law (Periodic and Immediate Reports), 1970 (“the Periodic Reports Regulations”) and Article 54 of the Securities Regulations (Prospectus Details and Draft Prospectus – Structure and Form), 1969, and to assess the need to submit an immediate report for the transaction of the Company, as set out in Article 37(A)(6) of the periodic reports regulations (types of transactions determined in the financial statements regulations) and the prospectus details regulations referred to above (“the Interested Party Transactions”).

From time to time, the Company and its subsidiaries carry out negligible transactions, which are not extraordinary transactions, with an interested party in the Company (or in which the interested party has a personal interest), of the types and nature detailed below:

1.	Sales of communications services and products by Group companies, including: basic communication services (telephony, transmission and PRI) and hosting at server farms; cellular services, value added services and sales and upgrading of cellular end equipment; web browsing services, international telephony services, hosting services and data communication services; multichannel television services

2.	Purchase of devices from Eurocom Group companies (companies owned by the controlling shareholder of the Company or companies controlled by the controlling shareholder at the approval date of the agreement), including acquisition of electronic equipment, terminal equipment, communication equipment, and pit covers

3.	Acquisition of maintenance and development services from companies in the Eurocom Group, including maintenance, development and upgrading services for systems used in the Group companies, maintenance and spare parts for exchanges, content development services and communication applications.

4.	Sales of maintenance, upgrading and development services by Group companies, including: maintenance of equipment, content development services and communication applications

5.	Sale of user rights in communication infrastructure, call transfer, including sale of user rights in international communication infrastructure and supply of a local segment in Israel, hosting services at server farms, and reciprocal call transfer and completion agreements with Eurocom Group companies.

6.	Placement and outsourcing services

7.	Rental, management and real estate acquisition agreements, including rental of areas used for communication facilities and warehouses; and rental of areas to Eurocom Group companies in properties owned by the Company

8.	Acquisition of advertising and content services, including agreements to acquire media slots from media companies in the Eurocom Group; agreement for to use content on Pelephone’s cellular portal; acquisition of portals from Eurocom Group companies; media content management services by Eurocom Group companies.

9.	Transactions relating to joint marketing, advertising, discounts and sponsorship with Eurocom Group companies or related to products of Eurocom Group companies, including distribution agreements (dealer) for marketing Company services, joint marketing campaigns, consignment agreements for the sale of Eurocom Digital Communications equipment, and technological sponsorship at exhibitions organized by the Company.

10.	Contribution to the community together with Eurocom Group companies and contribution to organizations/projects in which the controlling shareholder of the Company or his relative volunteers as an officer. These contributions are part of the Company’s contribution policy.

Notes to the Consolidated Financial Statements as at December 31, 2018

In the absence of special qualitative considerations all the circumstances, a transaction that is in the Company’s regular course of business, is carried out in market conditions and has no material effect on the Company, shall be deemed negligible if all the following parameters exist:

A.	The amount of the transaction does not exceed NIS 10 million.

B.	The Company is not required to issue an immediate report for the transaction under Article 36 of the periodic reports regulations or any other law.

C.	The transaction does not include the terms of the office and employment (as defined in the Companies Law, 1999, (“the Companies Law”) of an interested party or his relative, and does not constitute a transaction as set out in section 270(4) of the Companies Law (transaction of a public company with a holder of control therein, directly or indirectly, including through a company he controls, in respect of receiving services from it by the Company and if such person is also an officer - as to the conditions of his office and employment, and if he is an employee of the Company but not an officer, as to his employment by the Company).

According to the provisions of the Companies Law, as amended from time to time, once a year, before publication of the annual financial statements, the audit committee will review the parameters set out above, and whether they require updating. In general, each transaction will be tested separately for negligibility. Notwithstanding the aforesaid, separate transactions that are part of the same continuing transaction or very similar transactions that are carried out routinely and repeatedly, will be tested as one transaction on an annual basis for negligibility, provided the scope of the transaction does not exceed NIS 10 million, as set out above.

The Board of Directors may, from time to time and at its discretion, amend the parameters for a negligible transaction. This amendment will be duly reported.

Notes to the Consolidated Financial Statements as at December 31, 2018

30.3.2	Below are transactions listed in section 270(4) of the Companies Law, which are not considered as negligible transactions

	Approval date of the general meeting (after approval of the Company’s audit/compensation committee and Board of Directors), unless otherwise stated.	Nature of the transaction	Amount of the transaction	Nature of the personal interest
See A Below	8.12.2015	Amendment to the framework agreement between Pelephone and Eurocom Cellular Communications Ltd., so that it will be extended to other products and brands, including related services for all products and its extension until December 31, 2018 (or three years after the acquisition date of any additional products or brands, whichever is earlier).	Annual scope of up to NIS 50 million (for all the products)	Section A below

See B Below	30.6.2016	Extension of the amended agreement with Eurocom Communications Ltd. (“Eurocom Communications”) for ongoing management and consultation services for the Company for a period of three years. The management agreement was terminated in practice on April 25, 2018.	For the period between January 1, 2018 and April 25, 2018, an amount of NIS 800,000 was not paid and was offset against a debt.	Section B below

See C Below	3.4.2017	Approval of the Company’s vote at the general meeting of DBS in favor of the agreement between DBS and Space Communications Ltd. (“Spacecom” and “the Parties” respectively) with an amendment/addendum to the existing agreement between the parties dated November 4, 2013, for the lease of satellite segments in Spacecom’s satellites (“the Agreement”), including in favor of implementation of the Agreement. The validity of the Agreement remains the same as the original agreement, namely, until the end of 2028.	A total nominal cost of up to USD 263 million for the entire term of the Agreement (until December 31, 2028), reflecting an average annual cost of USD 21.9 million. It should be noted that the overall cost of the Agreement may be lower if surplus revenue sharing mechanisms are applied and/or the assumptions set out in the amendment to the Agreement. For further information, see Note 20.2 above.	Section C below

Notes to the Consolidated Financial Statements as at December 31, 2018

The financial values of the transactions described in section 30.3.2 above, which were carried out in 2018, are as follows.

Amounts included in the consolidated statement
NIS million
Expenses (see Note 30.3)	28

A.	B Communications has a personal interest in the transaction, since Eurocom Cellular Communications Ltd. (a party to the transaction), is controlled by Eurocom Communications, which is the controlling shareholder (linked) of B Communications.

B.	The management agreement stipulated that Eurocom Communications will provide the services of Shaul Elovitch, who will serve as executive chairman of the Board of Directors of the Company and its subsidiaries, with a position of 70%. In addition, it was determined that Eurocom Communications will provide directors on its behalf, to serve on the boards of directors of the Company and the subsidiary companies. Eurocom will also provide ongoing consulting services as follows: (A) directors’ compensation, consisting of annual participation compensation and actual participation compensation based on a maximum amount for one meeting (as this term is defined in the Companies Regulations (Rules for Compensation and Expenses of an External Director), 2000), based on the relevant rating of the Company of the subsidiary/sub-subsidiary (as the case may be) at that date, for the participation of the directors serving on behalf of the Company’s controlling shareholders, as part of their membership and their position as directors in the Company and/or its subsidiaries and the various committees, subject to adjustments in accordance with their number and presence at meetings; (B) NIS 3.5 million per year for the service and activities of Shaul Elovitch as active chairman of the Board of Directors of the Company and its subsidiaries; and (C) NIS 432 thousand per year for ongoing consultation services.

On July 26, 2018, the Board of Directors resolved that the provision of all components of the services under the Management Agreement was de facto discontinued on April 25, 2018, and determined the amount of NIS 800,000 due to Eurocom Communications from the Company, for the period between January 1, 2018 and April 25, 2018, due to the restrictions imposed on the activities of Shaul Elovitch and other directors who serve or who served on the Board of Directors of the Company and its subsidiaries on behalf of Eurocom Communications in the reporting year, in connection with the investigation conducted by the ISA and the Israel Police. The amount was not paid to Eurocom Communications in practice, but was deferred and offset against the debt of Eurocom Communications to the Company.

C.	B Communications had a personal interest in the transaction as at the date of its approval, since, as at the date of the transaction, Spacecom was controlled by Eurocom Communications, the controlling shareholder (linked) in B Communications. To the best of the Company’s knowledge and in accordance with information provided to the Company by Eurocom Communications, the link between Eurocom Communications and Spacecom has been disconnected, since the court appointed a receiver for the shares of Spacecom held by Eurocom Communications (“the Spacecom Shares under Receivership”), which holds the full voting rights, and in view of the fact that as the Company was informed, the value of the collateral held by the receiver, including the value of the Spacecom Shares under Receivership, does not exceed the amount of the debt underlying the appointment of the receiver.

For further information about the transactions included in section 270(4) of the Companies Law, regarding D&O insurance and indemnity, see Note 30.6 below.

Notes to the Consolidated Financial Statements as at December 31, 2018

30.4	Benefits for key officers

Benefits for employment of key officers in the reporting year, including:

	Year ended December 31
	2018	2017	2016
	NIS thousands	NIS thousands	NIS thousands
Number of key officers *	7	5	4
Salary **	7,568	8,877	8,023
Bonus	5,453	6,791	7,166
Compensation for the former interim chairman of the Board of Directors	372	414	-
Management fees for the chairman of the Board of Directors **	2,508	-	-
	15,901	16,082	15,189

*	Key officers in the Group in the reporting year include the chairman of the Board of Directors, who receives compensation for his service from the management company, of which he holds 50% of the means of control, the former acting chairman of the Board of Directors (who is not entitled to compensation for his service beyond the consideration in accordance with the Companies Regulations (Rules for Compensation and Expenses of an External Director, 2000), the CEO of the Company, the CEO of Pelephone and DBS and the CEO of Bezeq International, and the former CEO of the Company and former CEO of DBS.

**	In 2018, the changes in other provisions (which are included in the total salary and management fees) include a decrease in the provision, mainly due to the early notice payment and leave for the former CEO of the Company, in the amount of NIS 1.2 million, and for the former CEO of DBS, in the amount of NIS 2.1 million, against an increase for creation of a provision for early notice and leave for the Company’s CEO in the amount of NIS 0.5 million and the chairman of the Board of Directors in the amount of NIS 0.5 million.

30.5	Benefits for directors

	Year ended December 31
	2018	2017	2016
	NIS thousands	NIS thousands	NIS thousands
Remuneration for directors who are not employed by the Company, see section 30.5.1	5,689	2,404	2,796
Number of directors receiving remuneration	13	6	6
Salary of employee-directors, see 30.5.2	641	642	618
Number of directors receiving a salary, see 30.5.2	1	1	1
Management fees to the former controlling shareholder (see section 30.3.2)	800	5,648	6,364

30.5.1	The directors who served on the Company’s Board of Directors in the reporting year under the management agreement with Eurocom Communications, who are not external directors or independent directors, did not receive any compensation from the Company. The management fees for the chairman of the Board of Directors and the compensation of the former acting Chairman of the Board of Directors (for his term of office as Acting Chairman of the Board of Directors) is not included in this item and is included in section 30.4 above, in view of their being key officers.

30.5.2	The salary is paid to an employee-director for his work in the Company and he does not receive any additional pay for his service as a director in the Company. In 2018 and as at the approval date of the financial statements, one director who is an employee serves in the Company.

Notes to the Consolidated Financial Statements as at December 31, 2018

30.6	Additional benefits for directors and officers

Approval date of the general meeting (after approval of the Company’s Board of Directors), unless otherwise stated.	Nature of the transaction	Amount of the transaction
March 8, 2010	Conversion of the D&O liability insurance policy to a run-off policy	-

June 12, 2018 Approval of the compensation committee in accordance with Article 1B1 of the Relief Regulations.	Approval of the Company’s insurance policy for directors and officers liability in the Company and its subsidiaries, in accordance with the Company’s compensation policy, for the period up to June 14, 2019 (inclusive).	A liability limit of up to USD160 million per claim and in total for the entire insurance year plus USD 20 million for legal expenses. The annual premium is USD 640,000. The Company’s deductible is up to USD 150,000 per claim.

January 17, 2007	Undertaking to indemnify officers in the Company, in accordance with the letters of indemnity, as amended on October 26, 2011.	Up to 25% of the Company’s equity at the time the indemnity was granted

May 3, 2016	Amendment to the letters of undertaking for indemnification and exemption and to grant them to officers and directors (including those who are the controlling shareholder in the Company and/or his relatives and/or officers in companies of the controlling shareholder).	-

Notes to the Consolidated Financial Statements as at December 31, 2018

31.	Financial Instruments

31.1	General

The Group is exposed to the following risks, arising from the use of financial instruments:

A.	Credit risk

B.	Liquidity risk

C.	Market risk (which includes currency, interest, CPI risks and other price risks)

This Note provides qualitative and quantitative information about the Group’s exposure to each of the above risks, an explanation as to how the risks are managed, and the measurement processes. .

31.2	Framework for financial risk management

The Board of Directors has overall responsibility for the Group’s financial risk management. The purpose of financial risk management in the Group is to define and monitor those risks constantly, and to minimize their possible effects arising from the exposure on the basis of assessments and expectations for parameters that affect the risks.

The Group’s policy is to partially hedge, in accordance with the rules determined by the Board of Directors, the exposure arising from fluctuations in foreign exchange rates and the CPI.

31.3	Credit risk

Management monitors the Group’s exposure to credit risks on a regular basis. Cash and investments in deposits and securities are deposited in highly-rated banks.

Trade and other receivables

The Group’s management regularly monitors customer debts, and the financial statements include provisions for doubtful debts which properly reflect, in the management’s estimation, the loss inherent in doubtful debts. In addition, the balances of the trade receivables are widely spread.

Investments in financial assets

Any investments in securities are made in liquid, marketable and low-risk securities. Transactions involving derivatives are made with entities that have a high credit rating.

As at the reporting date, there is no material concentration of credit risks.

31.4	Liquidity risk

The Group’s liquidity management policy is to ensure, to the extent possible, adequate liquidity to meet its existing and expected liabilities when they fall due, in a normal business scenario and under stress conditions, without causing undesirable losses or impairment to goodwill. The cash balances held by the Group, which are not required to finance current operations, are in liquid investment channels and are available for use as required. The Group assesses the existing and expected cash requirements in the foreseeable future, also in the scenario of an unexpected deterioration in its business. These forecasts take into account, among other things, raising and refinancing of debt from banking and non-banking sources.

For information about the terms of the debentures issued by Group companies and the loans received, see Note 15 above.

The Group has a contractual obligation for acquisitions, fixed assets, terminal equipment, and other current services. For further information about agreements, see Note 20.

Notes to the Consolidated Financial Statements as at December 31, 2018

The following are the contractual maturities of financial liabilities received in practice up to December 31, 2018, including estimated interest payments (based on known CPI and interest rates on December 31, 2018):

	December 31, 2018
	Carrying amount	Contractual Cash flow	First half 2019	Second half 2019	2020	2021 to 2023	2024 and thereafter
	NIS million

Non-derivative financial liabilities
Trade and other payables	1,546	1,546	1,236	310	-	-	-
Loans	4,721	5,360	378	393	835	2,221	1,533
Debentures	6,458	7,144	139	934	1,050	3,114	1,907
	12,725	14,050	1,753	1,637	1,885	5,335	3,440

Financial liabilities for derivative instruments	138	138	-	43	47	48	-

The Group expects that it will not be required to repay the above obligations earlier or in substantially different amounts.

31.5	Market risks

The purpose of market risk management is to manage and oversee the exposure to market risks within accepted parameters to prevent significant exposures to market risks that will influence the Group’s results, liabilities and cash flow.

During the normal course of its business, the Group takes full or partial hedging action and takes into account the effects of the exposure in its considerations for determining the type of loans it takes and in managing its investment portfolio.

31.5.1	Exposure to CPI and foreign currency risks

CPI risk

Changes in the rate of inflation affect the Group’s profitability and its future cash flows, mainly due to its CPI-linked liabilities. In applying a policy of minimizing the exposure to the CPI, the Group makes forward contracts against the CPI. Hedging transactions are performed against the hedged debt repayment schedules. The Company applies hedge accounting for these forward contracts.

A considerable part of these cash balances is invested in shekel deposits, which are exposed to changes in their real value as a result of a change in the rate of the CPI.

Foreign currency risk

The Group is exposed to foreign currency risks mainly due to payments for purchases of terminal equipment and fixed assets, some of which are denominated in or linked to the USD or EUR. In addition, the Group provides services for customers and receives services from suppliers worldwide for which it is paid, and it pays in foreign currency, mainly the dollar.

Notes to the Consolidated Financial Statements as at December 31, 2018

Statement of financial position in accordance with linkage basis as at December 31, 2018:

	December 31, 2018
	Unlinked	CPI-linked	In or linked to foreign currency (mainly USD)	Non-monetary balances	Total balances
	NIS million	NIS million	NIS million	NIS million	NIS million
Current assets
Cash and cash equivalents	878	-	12	-	890
Investments	1,383	-	21	-	1,404
Trade receivables	1,732	22	19	-	1,773
Other receivables	90	136	-	41	267
Inventory	-	-	-	97	97
Non-current assets
Trade and other receivables	365	105	-	-	470
Broadcasting rights, net of rights exercised	-	-	-	60	60
Fixed assets	-	-	-	6,214	6,214
Intangible assets	-	-	-	1,919	1,919
Right-of-use assets	-	-	-	1,504	1,504
Deferred tax assets	-	-	-	1,205	1,205
Deferred expenses and non-current investments	49	-	41	372	462
Investment property	-	-		58	58
Total assets	4,497	263	93	11,470	16,323
Current liabilities
Debentures, loans and borrowings	910	632	-	-	1,542
Current maturities of liabilities for a lease	21	424	-	-	445
Trade and other payables	1,370	53	166	101	1,690
Employee benefits	578	-	3	-	581
Provisions	51	124	-	-	175
Non-current liabilities
Loans and debentures	6,879	2,758	-	-	9,637
Liability for a lease	5	1,100	1	-	1,106
Employee benefits	400	-	45	-	445
Derivatives and other liabilities	-	95	5	74	174
Deferred tax liabilities	-	-	-	56	56
Provisions	38	-	-	-	38
Total liabilities	10,252	5,186	220	231	15,889

Total exposure in the statement of financial position	(5,755)	(4,923)	(127)	-	-

Forward contracts	(1,520)	1,350	170	-	-

Notes to the Consolidated Financial Statements as at December 31, 2018

Statement of financial position in accordance with linkage basis as at December 31, 2017:

	December 31, 2017
	Unlinked	CPI-linked	In or linked to foreign currency (mainly USD)	Non-monetary balances	Total balances
	NIS million	NIS million	NIS million	NIS million	NIS million
Current assets
Cash and cash equivalents	2,138	-	43	-	2,181
Investments	289	-	-	-	289
Trade receivables	1,862	36	17	-	1,915
Other receivables	44	154	-	72	270
Eurocom DBS, related party	43	-	-	-	43
Inventory	-	-	-	125	125
Non-current assets
Trade and other receivables	372	121	-	-	493
Broadcasting rights, net of rights exercised	-	-	-	454	454
Fixed assets	-	-	-	6,798	6,798
Intangible assets	-	-	-	2,768	2,768
Deferred tax assets	-	-	-	1,019	1,019
Deferred expenses and non-current investments	51	-	67	376	494
Total assets	4,799	311	127	11,612	16,849
Current liabilities
Debentures, loans and borrowings	987	645	-	-	1,632
Trade and other payables	1,324	56	237	82	1,699
Current tax liabilities	-	152	-	-	152
Employee benefits	277	-	3	-	280
Provisions	42	52	-	-	94
Non-current liabilities
Loans and debentures	6,896	3,333	-	-	10,229
Employee benefits	226	-	46	-	272
Derivatives and other liabilities	-	159	10	65	234
Deferred tax liabilities	-	-	-	73	73
Provisions	40	-	-	-	40
Total liabilities	9,792	4,397	296	220	14,705

Total exposure in the statement of financial position	(4,993)	(4,086)	(169)	-	-

Forward contracts	(2,308)	1,994	314	-	-

31.5.2	CPI

In 2018, the known CPI increased by 1.2% (in 2017, a decrease of 0.3%; in 2016, a decrease of 0.3%)

31.5.3	Sensitivity analysis for the change in the CPI to the change in the USD exchange rate

An increase/decrease of 1% in the CPI at the reporting date would have affected the net profit and capital by NIS 27 million.

An increase/decrease of 10% in the USD exchange rate at the reporting date would not have a material effect on profit and on capital.

Notes to the Consolidated Financial Statements as at December 31, 2018

31.5.4	Interest rate risk

Group is exposed to interest rate risk due to its liabilities for debt instruments bearing variable interest.

A.	Type of interest

The interest rate for the Group’s interest-bearing financial instruments at the reporting date is as follows:

	Carrying amount
	2018	2017
	NIS million	NIS million
Fixed-interest instruments
Financial assets (mainly deposits and trade receivables)	2,378	1,504
Financial liabilities (loans and debentures)	(10,092)	(10,454)
	(7,714)	(8,950)
Variable-interest instruments
Financial liabilities (loans and debentures)	(1,086)	(1,407)

B.	Fair value sensitivity analysis for fixed rate instruments

The Group’s assets and liabilities at fixed interest are not measured at fair value through profit or loss. Accordingly, a change in interest rates at the reporting date will not affect profit or loss.

C.	Sensitivity analysis of cash flow for instruments at variable interest

An increase/decrease of 1% in the interest rates at the reporting date would not have a material effect on profit and on capital.

31.6	Cash flow hedge accounting

31.6.1	The Company entered into several forward contracts, as described in the table below, to reduce exposure to changes in the CPI for CPI-linked Debentures (Series 6). These transactions hedge specific cash flows of some of the debentures and are recognized as cash flow hedge accounting. The expiry date of these transactions complies with the repayment schedule of the relevant debentures. The fair value of the forward contracts is based on available market information (tier 2 in the fair value hierarchy)

	Repayment	Number	Nominal value	Fair value	Capital reserve
Hedged item	dates	Transactions	NIS million	NIS million	NIS million

December 31, 2018
Series 6 debentures	12.2019 to 12.2022	6	1,350	(138)	12
December 31, 2017
Series 6 debentures	12.2018 to 12.2022	9	1,994	(200)	48

Subsequent to the reporting date, the Company entered into four forward transactions for Debentures (Series 10). The transactions amount to NIS 75 million each, payable between December 2022 and December 2025.

31.6.2	DBS has forward transaction to reduce exposure to changes in the USD exchange rate. As at December 31, 2018, the net fair value of these transactions is an asset of NIS 3 million (as at December 31, 2017, a liability of NIS 12 million).

Notes to the Consolidated Financial Statements as at December 31, 2018

31.7	Financial instruments measured at fair value

31.7.1	The table below presents an analysis of the financial instruments measured at fair value.

	December 31, 2018	December 31, 2017
	NIS million	NIS million
Level 1: investment in marketable securities at fair value through profit or loss (see Note 31.7.2)	18	14
Level 2: forward contracts (see Note 31.7.3)	(135)	(212)
Level 3: contingent consideration for a business combination	-	(14)

31.7.2	The fair value of marketable securities is determined by reference to their average quoted selling price at the reporting date (level 1).

31.7.3	The fair value of forward contracts on the CPI or foreign currency is based on discounting the difference between the price in the forward contact and the price of the present forward contact for the balance of the contract term until redemption, at an appropriate interest rate (level 2). The estimate is made under the assumption that a market participant takes into account the credit risks of the parties when pricing such contracts.

31.8	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities.

The fair value of debentures issued to the public is based on their quoted closing price at the reporting date (Level 1).

The fair value of the loans and non-marketable debentures is based on the present value of future principal and interest cash flows, discounted at the rate of market interest for similar liabilities, plus the required adjustments for a risk premium or non-marketability, as at the reporting date (Level 2).

	December 31, 2018			December 31, 2017
	Carrying amount (including accrued interest)	Fair value	Discount rate (weighted average)	Carrying amount	Fair value	Discount rate (weighted average)
	NIS million		%	NIS million		%
Loans from banks and institutions (unlinked)	4,235	4,324	3.09	4,436	4,693	2.28%
Debentures issued to the public (CPI-linked)	3,464	3,602	0.88	4,088	4,338	0.52%
Debentures issued to the public (unlinked)	2,215	2,214	3.11	1,649	1,745	2.21%
Debentures issued to financial institutions (CPI-linked)	8	8	0.55	15	17	0.73%
Debentures issued to financial institutions (unlinked)	202	211	3.11	302	326	1.62%
	10,124	10,359		10,490	11,119

Notes to the Consolidated Financial Statements as at December 31, 2018

31.9	Offset of financial assets and liabilities

The Group has agreements with various communication companies to supply and receive communication services. In accordance with the agreements, each party has the right to offset the amounts due by each party. The table below presents the carrying amount of the offset balances as stated in the statement of financial position:

	December 31, 2018	December 31, 2017
	NIS million	NIS million
Trade and other receivables, gross	94	115
Offset amounts	(83)	(99)
Trade and other receivables presented in the statement of financial position	11	16
Trade payables, gross	121	143
Offset amounts	(83)	(99)
Trade and other payables presented in the statement of financial position	38	44

Notes to the Consolidated Financial Statements as at December 31, 2018

32.	Selected Condensed Data from the Financial Statements of Pelephone Communications Ltd., Bezeq International Ltd., and DBS Satellite Services (1998) Ltd.

Up to these financial statements, costs and expenses in the statement of income of Pelephone, Bezeq International, and DBS were presented using the function of expense classification method. In the fourth quarter of 2018, Pelephone, Bezeq International, and DBS decided to change the presentation method in the statement of income to a classification method based on the nature of the expense, similar to the method used in the Group’s consolidated financial statements. The comparative figures were reclassified according to the new classification method.

32.1	Pelephone Communications Ltd.

Data from the statement of financial position

	December 31, 2018	December 31, 2017
	NIS million	NIS million
Current assets	913	1,128
Non-current assets	3,211	2,143
	4,124	3,271
Current liabilities	619	442
Non-current liabilities	806	94
Total liabilities	1,425	536
Equity	2,699	2,735
	4,124	3,271

Selected data from the statement of income

	Year ended December 31
	2018	2017	2016
	NIS million	NIS million	NIS million
Revenues
Revenues from services	1,755	1,782	1,818
Revenues from sales of terminal equipment	688	764	812
Total revenues from services and sales	2,443	2,546	2,630
Costs of activity
General and operating expenses	1,402	1,698	1,838
Salaries	379	384	378
Depreciation and amortization	655	383	380
Total operating expenses	2,436	2,465	2,596
Other operating expenses, net	9	9	2
Operating profit (loss)	(2)	72	32
Financing expenses (income)
Financing expenses	22	3	6
Financing income	(56)	(54)	(52)
Financing income, net	(34)	(51)	(46)

Profit before income tax	32	123	78
Income tax expenses	8	28	17
Income for the year	24	95	61

Notes to the Consolidated Financial Statements as at December 31, 2018

32.2	Bezeq International Ltd.

Data from the statement of financial position

	December 31, 2018	December 31, 2017
	NIS million	NIS million
Current assets	513	490
Non-current assets	831	720
	1,344	1,210
Current liabilities	345	295
Non-current liabilities	222	115
Total liabilities	567	410
Equity	777	800
	1,344	1,210

Selected data from the statement of income

	Year ended December 31
	2018	2017	2016
	NIS million	NIS million	NIS million

Revenues	1,391	1,537	1,548
Costs of activity
General and operating expenses	776	901	887
Salaries	297	324	330
Depreciation and amortization	194	135	137
Other operating expenses, net	8	3	18
Total operating expenses	1,275	1,363	1,372

Operating profit	116	174	176
Financing expenses (income)
Financing expenses	16	12	15
Financing income	(1)	(4)	(5)
Financing expenses, net	15	8	10
Share in earnings of equity accounted investees	1	-	1
Income before taxes on income	102	166	167
Income tax expenses	25	39	42
Income for the year	77	127	125

Notes to the Consolidated Financial Statements as at December 31, 2018

32.3	DBS Satellite Services (1998) Ltd.

Data from the statement of financial position

	December 31, 2018	December 31, 2017
	NIS million	NIS million
Current assets	220	269
Non-current assets	286	1,233
	506	1,502
Current liabilities	575	804
Non-current liabilities	112	350
Total liabilities	687	1,154
Capital (capital deficit)	(181)	348
	506	1,502

Selected data from the statement of income

	Year ended December 31
	2018	2017	2016
	NIS million	NIS million	NIS million

Revenues	1,473	1,650	1,745
Costs of activity
General and operating expenses	956	957	947
Salaries	233	245	249
Depreciation and amortization	323	285	296
Impairment loss *	1,100	-	-
Other operating expenses (income), net	17	-	(11)
Total operating expenses	2,629	1,487	1,481

Operating profit (loss)	(1,156)	163	264
Financing expenses (income)
Financing expenses	15	81	71
Financing expenses for shareholder loans, net	1	-	468
Financing income	(27)	(10)	(13)
Financing expenses, net	(11)	71	526

Loss before income tax	(1,145)	92	(262)
Income tax (income) expenses	3	336	(330)
Profit (loss) for the year	(1,148)	(244)	68

*	See Note 11.4 for information about the impairment loss in DBS

Notes to the Consolidated Financial Statements as at December 31, 2018

33.	Subsequent Events

33.1	On March 13, 2019, the Company’s Board of Directors approved a resolution of the Board of Directors of DBS to approve a plan for migration from satellite broadcasts to broadcasts over the internet, in a gradual, long-term process that expected to spread over several years.

33.2	On March 14, 2019, DBS signed a collective arrangement with the Histadrut Federation of Labor and the employees’ representatives regarding streamlining and synergy procedures, commencing on June 1, 2019 until December 31, 2021 (“the Arrangement”). According to the arrangement, in the Arrangement years, DBS will be entitled to terminate the employment of up to 325 employees, and employees who are not included in the retirement plan will receive a one-time grant. The estimated cost of the Arrangement is NIS 68 million, assuming full exercise of the rights of DBS to streamline and the fulfillment of conditions for providing additional financial benefits to the employees. In addition, according to the Arrangement, DBS may also streamline by not recruiting employees to replace employees whose employment has terminated.

33.3	On March 27, 2019, the Company’s Board of Directors approved the filing of an application for a permit to publish a prospectus for completion, based on its financial statements as at December 31, 2018, together with a first draft of a prospectus that includes an option for an exchange tender offer for the Company’s traded debentures and the issuance of new debentures of the Company.

Separate Financial Information for Year ended December 31, 2018

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Separate Financial Information as at December 31, 2018

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609

Tel Aviv 61006, Israel

+972 3 684 8000

To:

The Shareholders of “Bezeq” the Israeli Telecommunication Corporation Ltd.

Dear Sirs,

Subject: Special auditors’ report on separate financial data according to Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) – 1970

We have audited the separate financial data presented in accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq” the Israeli Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of December 31, 2018 and 2017 and for each of the three years, the last of which ended December 31, 2018. The separate financial data are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on the separate financial data based on our audit.

We did not audit the financial statements of equity accounted investees the investment in which amounted to approximately NIS 34 million and NIS 92 million as of December 31, 2018 and 2017, respectively, and the Company’s share in their losses amounted to approximately NIS (44) million, NIS (18) million and NIS (24) million for the years ended December 31, 2018, 2017 and 2016, respectively. The financial statements of those companies were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such investees, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial data are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial data. An audit also includes assessing the accounting principles that were used in preparing the separate financial data and the significant estimates made by the Board of Directors and by Management of the Company, as well as evaluating the separate financial data presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of the other auditors, the separate financial data has been prepared, in all material respects, in accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) - 1970.
Without qualifying our abovementioned opinion, we draw attention to Note 12, which refers to Note 1.2 to the consolidated financial statements, regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect inter alia to transactions related to the former controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, and regarding the joint investigation by the Securities Authority and the Unit for Combating Economic Crime at Lahav 433 and regarding the publication of the Attorney General’s decision, by which he is considering charging the former controlling shareholder with criminal charges.

As stated in the above note, at this stage, the Company is unable to assess the effects of the investigations, their findings and their results on the Company, and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

In addition, without qualifying our abovementioned opinion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be calculated, as set forth in Note 11.

Somekh Chaikin

Certified Public Accountants (Isr.)

March 27, 2019

Separate Financial Information as at December 31, 2018

Information pertaining to the Financial Position as at December 31

		2018*	2017
	Note	NIS million	NIS million

Assets
Cash and cash equivalents		527	1,769
Investments	3.1	1,384	275
Trade receivables	3.3	699	685
Other receivables	3.3	201	172
Loans granted to investees	10.2.2	100	69
Eurocom DBS Ltd, an affiliate	12.2	-	43
Investment in DBS debentures		-	202
Total current assets		2,911	3,215

Trade and other receivables	3.3	152	121
Property, plant and equipment	5	4,993	4,933
Intangible assets		227	224
Goodwill		265	265	**
Investment in investees	9.2	5,557	6,693	**
Loans granted to investees	10.2.2	90	196
Right of use assets	2.3	294	-
Investment in DBS debentures		-	257
Non-current and other investments	3.2	126	141
Deferred taxes	4.2	45	-
Investment property	12.6	58	-
Total non-current assets		11,807	12,830

Total assets		14,718	16,045

The attached notes are an integral part of the separate financial information.

Separate Financial Information as at December 31, 2018

		2018*	2017
	Note	NIS million	NIS million
Liabilities
Debentures, loans and borrowings	3.5	1,520	1,589
Trade and other payables	3.4	788	604
Current tax liabilities		-	148
Employee benefits		524	223
Current maturities for lease liabilities	2.3.1	116	-
Provisions	11	132	59
Total current liabilities		3,080	2,623

Debentures and loans	3.5	9,630	10,223
Loan from an investee	10.2.1	815	570
Employee benefits		404	229
Liability for lease	2.3.1	192	-
Derivatives and other liabilities		163	220
Deferred tax liabilities	4.2	-	36
Total non-current liabilities		11,204	11,278

Total liabilities		14,284	13,901

Equity
Share capital		3,878	3,878
Share premium		384	384
Reserves		331	305
Deficit		(4,159)	(2,423)
Total equity		434	2,144

Total liabilities and equity		14,718	16,045

Shlomo Rodav	Dudu Mizrahi	Yali Rothenberg
Chairman of the Board of Directors	CEO	Bezeq Group CFO

Date of approval of the financial statements: March 27, 2019

*	See Note 2.3 concerning early application of IFRS 16 – Leasing
**	Reclassified – Goodwill that was generated with the acquisition of DBS is presented separately as it is attributable to the Company

The attached notes are an integral part of the separate financial information.

Separate Financial Information as at December 31, 2018

Information pertaining to Profit or Loss for the year ended December 31

		2018*	2017	2016
	Note	NIS million	NIS million	NIS million

Revenues	6	4,196	4,244	4,383
Costs of activity
Salaries		912	891	898
Depreciation and amortization		850	728	717
General and operating expenses	7	596	677	705
Other operating expenses (income), net	8	614	(23)	(13)
Cost of Activities		2,972	2,273	2,307

Operating profit		1,224	1,971	2,076
Financing expenses (income)
Financing expenses		502	439	475
Financing income		(32)	(36)	(30)
Financing expenses, net		470	403	445

Profit after financing expenses, net		754	1,568	1,631
Company’s share in earnings (losses) of investees, net		(1,633)	63	12
Profit (loss) before income tax		(879)	1,631	1,643
Income tax	4.1	187	396	399
Profit (loss) for the year attributable to the owners of the Company		(1,066)	1,235	1,244

Information pertaining to Comprehensive Income for the year ended December 31

	2018	2017	2016
	NIS million	NIS million	NIS million

Profit (loss) for the year	(1,066)	1,235	1,244
Items of other comprehensive income (loss), net of tax	42	(8)	(15)
Total comprehensive income (loss) for the year attributable to equity holders of the Company	(1,024)	1,227	1,229

*	See Note 2.3.1 concerning early application of IFRS 16 - Leasing

The attached notes are an integral part of the separate financial information.

Separate Financial Information as at December 31, 2018

Information pertaining to Cash Flows for the years ended December 31

	2018*	2017	2016
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the year	(1,066)	1,235	1,244
Adjustments:
Depreciation and amortization	850	728	717
Share in losses (profits) of investees, net	1,633	(63)	(12)
Financing expenses, net	447	358	445
Capital gain, net	(11)	(65)	(107)
Income tax expenses	187	396	399

Change in trade and other receivables	(16)	61	(51)
Change in trade and other payables	30	2	(54)
Change in provisions	73	11	(12)
Change in employee benefits	487	(37)	(72)
Miscellaneous	5	6	(15)

Net cash (used in) from operating activities due to transactions with subsidiaries	19	(39)	27

Net income tax paid	(432)	(368)	(445)
Net cash from operating activities	2,206	2,225	2,064
Cash flows from investment activities
Investment in intangible assets and other investments	(113)	(110)	(76)
Proceeds from the sale of property, plant and equipment	152	94	132
Receipts on account of the sale of the Sakia complex	155	-	-
Investment in bank and other deposits	(2,324)	(276)	(905)
Proceeds from payment of deposits with banks and others	1,233	547	1,003
Purchase of property, plant and equipment	(742)	(715)	(758)
Payment of permit fees and purchase tax for the Sakia complex	(121)	-	-
Payment of betterment tax for the sale of the Sakia complex	(80)	-	-
Investments in a subsidiary – see Note 12.5	(100)	-	-
Miscellaneous	20	(12)	2
Net cash from the investment activities with subsidiaries	146	5	148
Tax payment for shareholders loans	-	-	(461)
Investment in DBS debentures	-	(20)	-
Proceeds from investment in DBS debentures	-	194	-
Net cash flows used for investment activities	(1,774)	(293)	(915)

The attached notes are an integral part of the separate financial information.

Separate Financial Information as at December 31, 2018

Information pertaining to Cash Flows for the years ended December 31 (contd.)

	2018*	2017	2016
	NIS million	NIS million	NIS million
Cash flow from finance activities
Issue of debentures and receipt of loans	891	2,517	2,161
Repayment of debentures and loans	(1,544)	(1,363)	(1,444)
Dividends paid	(686)	(1,286)	(1,441)
Interest paid	(419)	(381)	(381)
Payment of principal and interest for lease	(99)	-	-
Miscellaneous	(37)	-	(21)
Net cash (used in) from financing activities due to transactions with subsidiaries	220	229	305
Payment to Eurocom DBS for acquisition of DBS shares and loans	-	(61)	(256)
Net cash used for finance activities	(1,674)	(345)	(1,077)
Net increase (decrease) in cash and cash equivalents	(1,242)	1,587	72
Cash and cash equivalents at January 1	1,769	182	110
Cash and cash equivalents at the end of the year	527	1,769	182

*	See Note 2.3.1 concerning early application of IFRS 16 - Leasing

The attached notes are an integral part of the separate financial information.

Notes to Separate Financial Information as at December 31, 2018

1.	Note 1 - General

Below is a breakdown of financial information from the Group’s consolidated financial statements as at December 31, 2018 (“the Consolidated Financial Statements”), published under the Periodic Report, pertaining to the Company itself (“the Separate Financial Information”), which is presented pursuant to Regulation 9C (“the Regulation”) and the Tenth Addendum to the Securities Regulations (Periodic and Immediate Reports), 1970 (“the Tenth Addendum”) with respect to the separate financial information of the corporation.

The separate financial information should be read in conjunction with the consolidated statements.

In this Separate Financial Information -

“The Company” - Bezeq The Israel Telecommunication Corporation Limited

“Investee”, “Group”, “Subsidiary”, “Interested Party” - as these terms are defined in the Group’s Consolidated Financial Statements for 2018.

2.	Significant Accounting Standards applied in the Separate Financial Information

The accounting policies specified in the Consolidated Statements were consistently applied by the Company for all the periods presented in this Separate Financial Information, including the method for classifying financial information in the consolidated statements, with the required changes:

2.1.	Presentation of the financial information

The information pertaining to the financial position, profit or loss, comprehensive income and cash flows include information included in the Consolidated Statements, which refer to the Company separately. The investment balances and results of the operations of investees are accounted using the equity method. Cash flows for ongoing activities, investment activities and financing for transactions with investees are presented separately, in net figures, under the relevant item based on the nature of the transaction.

2.2.	Transactions between the Company and investees

2.2.1	Presentation

Intra-group balances and income and expenses arising from intra-group transactions, which were derecognized in the preparation of the Consolidated Statements, are presented separately from the balance for investees and the profit relating to investees, together with similar third party balances.

2.2.2	Measurement

Transactions carried out between the Company and its subsidiaries are measured in accordance with the recognition and measurement principles set out in the International Financial Reporting Standards (“IFRS”). These principles outline the accounting treatment for third party transactions.

Notes to Separate Financial Information as at December 31, 2018

2.3.	First-time Application of Accounting Standards

2.3.1	As of January 1, 2018, the Group implements early adoption of the international financial reporting standard IFRS 16 (the “Standard”).

For further information concerning the first-time adoption of the standard see Note 2.8.1 to the Consolidated Financial Statements.

The tables below present a breakdown of the effects on the statement of financial position as at December 31, 2018 and on the statement of income and statements of cash flows for 2018, assuming that the Group’s previous policy regarding leasing activities would have continued during this period. The figures presented refer to the effect on the Company alone, without reference to the investees

Effect on the Statement of Financial Position as at December 31, 2018

	Per the previous policies	Change	Per IFRS 16
	NIS million	NIS million	NIS million
Right of use assets	-	294	294
Trade and other payables	800	(12)	788
Current maturities for lease liabilities	-	116	116
Liability for a non-current lease	-	192	192
Equity	436	(2)	434

Effect on the Statement of Income for the year ended December 31, 2018

	Per the previous policies	Change	Per IFRS 16
	NIS million	NIS million	NIS million
General and operating expenses	683	(87)	596
Depreciation and amortization costs	766	84	850
Operating profit	1,221	3	1,224
Financing expenses, net	465	5	470
Profit after financing expenses	756	(2)	754
Profit (loss) before taxes on income	(877)	(2)	(879)
Taxes on income	187	-	187
Net income (loss)	(1,064)	(2)	(1,066)

Effect on the Statement of Cash Flows for the year ended December 31, 2018

	Per the previous policies	Change	Per IFRS 16
	NIS million	NIS million	NIS million
Net cash from operating activities	2,132	74	2,206
Net cash used for investing activities	(1,799)	25	(1,774)
Net cash used for financing activities	(1,575)	(99)	(1,674)

2.3.2	With regard to first time application of IFRS 9 – Financial Instruments, see Note 2.8.2 to the Consolidated Financial Statements

2.3.3	New standard not yet adopted

For information regarding the new regulations prior to being adopted, see Note 3.18 to the Consolidated Financial Statements.

Notes to Separate Financial Information as at December 31, 2018

3.	Financial Instruments

3.1.	Investments, including derivatives

	December 31, 2018	December 31, 2017
	NIS million	NIS million
Bank deposits (1)	1,366	275
Deposit used as collateral for hedging transactions (2)	18	-
	1,384	275

(1)	The deposits mature by October 2019

(2)	The deposit used as collateral for hedging transactions matures in December 2019

3.2.	Non-current and other investments

	December 31, 2018	December 31, 2017
	NIS million	NIS million
Deposit used as collateral for hedging transactions (1)	41	67
Bank deposit used for providing loans to the Company’s employees (2)	48	51
Acquisition of customers asset, net	37	23
	126	141

(1)	The deposit used as collateral for hedging transactions matures in December 2020

(2)	The bank deposit for providing loans to Company employees has no maturity date.

Notes to Separate Financial Information as at December 31, 2018

3.3.	Trade and other receivables

	Maturity dates	Unlinked	Israeli CPI linked	Total
		NIS million	NIS million	NIS million

December 31, 2018
Current assets
Customers	2019	699	-	699
Other receivables and authorities	2019	80	121	201
Total current assets		779	121	900

Non-current assets
Trade and other receivables and authorities	2020-2021	70	82	152

December 31, 2017
Current assets
Customers	2018	685	-	685
Other receivables	2018	19	153	172
Total current assets		704	153	857

Non-current assets
Trade and other receivables	2019-2020	18	103	121

3.4.	Other payables, including derivatives

	Unlinked (including non-financial items)	Israeli CPI linked	In foreign currency or linked thereto (primarily USD)	Total
	NIS million	NIS million	NIS million	NIS million

December 31, 2018
Trade and other payables	729	53	6	788

December 31, 2017
Trade and other payables	530	52	22	604

Notes to Separate Financial Information as at December 31, 2018

3.5.	Debentures and loans

3.5.1	Composition:

	December 31, 2018	December 31, 2017
	NIS million	NIS million
Current liabilities
Current maturities of debentures	913	911
Current maturities of loans	607	678
	1,520	1,589
Non-current liabilities
Debentures	5,537	5,842
Loans	4,093	4,381
	9,630	10,223

	11,150	11,812

3.5.2	Terms and debt repayment schedule

	December 31, 2018		December 31, 2017
	Carrying amount	Par value	Carrying amount	Par value
	NIS million	NIS million	NIS million	NIS million
Total unlinked bank loans at variable interest	500	500	675	675
Total unlinked bank loans at fixed interest	2,136	2,117	2,622	2,597
Total unlinked bank loans at fixed interest	2,064	2,070	1,762	1,767
Total loans	4,700	4,687	5,059	5,039
Debentures issued to the public
Total Debentures Series 6-10 issued to the public	6,250	6,014	6,453	6,212
Debentures issued to financial institutes:
Total unlinked debentures bearing fixed interest that were issued to financial institutions	200	200	300	300

Total debentures	6,450	6,214	6,753	6,512

Total interest-bearing liabilities	11,150	10,901	11,812	11,551

For further information see Note 15 to the Consolidated Statements - Debentures, Loans and Borrowings.

Notes to Separate Financial Information as at December 31, 2018

3.6.	Liquidity Risk

Breakdown of contractual maturities of financial liabilities, including estimated interest payments (based on known CPI and interest rates at December 31, 2018):

	As of December 31, 2018
	Carrying amount	Contractual cash flows	First half of 2019	Second half of 2019	2020	2021-2023	2024 onwards
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Non-derivative financial liabilities

Trade and other payables	684	684	379	305	-	-	-
Loan from an investee	815	975	-	28	28	439	480
Loans	4,700	5,339	371	386	828	2,221	1,533
Debentures	6,450	7,135	138	926	1,050	3,114	1,907

Financial liabilities - derivatives
Forward contracts (on the consumer price index)	138	138	-	43	47	48	-
	12,787	14,271	888	1,688	1,953	5,822	3,920

3.7.	Currency and CPI risks

For information regarding CPI hedging transactions that the Company carried out during 2018, see Note 31.6 to the Consolidated Statements. These transactions were recognized in the financial statements as cash flow hedges.

4.	Note on Income tax

4.1.	General

	Year ended December 31
	2018	2017	2016
	NIS million	NIS million	NIS million

Current tax expenses
Expenses for the current year	275	366	411
Adjustments for previous years in accordance with an assessment agreement	-	54	(32)
Total current tax expenses	275	420	379
Deferred tax expense
Creation and reversal of other temporary provisions	(88)	9	20
Adjustments for previous years in accordance with an assessment agreement	-	(54)	-
Reversal of temporary provisions according to an assessment agreement	-	21	-
Total deferred tax (income) expenses	(88)	(24)	20

Income tax expenses	187	396	399

Notes to Separate Financial Information as at December 31, 2018

4.2.	Changes in recognized deferred tax assets and tax liabilities during the year

Composition of and changes in deferred tax assets and tax liabilities during the year:

	Balance at January 1, 2017	Total recognized in profit or loss	Recognized in equity	Balance as at December 31, 2017	Total recognized in profit or loss	Recognized in equity	Balance as at December 31, 2018
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Employee benefit plan	155	(11)	(1)	143	102	1	246
Property, plant and equipment	(224)	19	-	(205)	(9)	-	(214)
Provisions and others	10	16	-	26	(5)	(8)	13
	(59)	24	(1)	(36)	88	(7)	45

5.	Fixed Assets

	2018	2017
	NIS million	NIS million
Cost
Balance as of January 1	16,394	16,221
Additions	746	740
Transferred to investment property	(17)	-
Disposals	(495)	(567)
Balance as of December 31	16,628	16,394
Depreciation
Balance as of January 1	11,461	11,354
Depreciation for the year	669	635
Disposals	(495)	(528)
Balance as of December 31	11,635	11,461

Amortized cost as at December 31	4,993	4,933

For further information see Note 10 to the Consolidated Statements – Fixed Assets

6.	Revenues

	Year ended December 31
	2018	2017	2016
	NIS million	NIS million	NIS million

Internet infrastructure	1,596	1,544	1,500
Fixed-line telephony	1,156	1,281	1,392
Transmission and data communication	977	975	1,069
Cloud and digital services	260	230	203
Other services	207	214	219
	4,196	4,244	4,383

Notes to Separate Financial Information as at December 31, 2018

7.	Operating and general expenses

	Year ended December 31
	2018	2017	2016
	NIS million	NIS million	NIS million

Maintenance of buildings and sites *	143	185	189
Marketing and general	183	188	195
Interconnectivity and payments to communications operators	108	118	130
Services and maintenance by sub-contractors	83	73	72
Vehicle maintenance	37	69	72
Terminal equipment and materials	42	44	47
	596	677	705

*	See Note 2.3.1 concerning early adoption of IFRS 16 - Leasing

8.	Other operating expenses (income), net

	Year ended December 31
	2018	2017	2016
	NIS million	NIS million	NIS million

Gain from disposal of property, plant and equipment (mainly real estate)	(11)	(65)	(107)
Provision for severance pay in voluntary redundancy	547	23	96
Other expenses (income) (mainly provision for claims)	78	19	(2)
Other operating income, net	614	(23)	(13)

9.	Subsidiaries

9.1 For further information regarding the Company’s investment in DBS, see Note 14.2 to the Consolidated Financial Statements.

9.2  Investees held directly by the Company:

	Company’s interest in equity at	Investment in investees (equity-accounted) at
		December 31, 2018		December 31, 2017
		NIS million		NIS million
Pelephone Communications Ltd.	100%	3,719		3,755
Bezeq International Ltd.	100%	777		801
Bezeq Online Ltd.	100%	39		33
Walla! Communications Ltd.	100%	34		92
DBS Satellite Services (1998) Ltd.	100%	988	*	2,012
		5,557		6,693

*	The amount includes the tax asset for the carried over DBS losses, as described in Note 7.5 to the Consolidated Financial Statements. With regard to recording of impairment of investment in DBS, see Note 11.4 to the Consolidated Financial Statements

Some of the Company’s investees have investments that are not material in other investees

For details of the loans provided and received by investees, see Note 10.2 below

10.	Substantial Agreements and Transactions with Investees

10.1.	Guarantees

10.1.1	The Company provided a guarantee in favor of banks for credit to Bezeq International of up to NIS 65 million if it will be granted.

Notes to Separate Financial Information as at December 31, 2018

10.1.2	The Company provided a bank guarantee for DBS, which DBS had provided in favor of the State of Israel, in accordance with the terms of DBS's license. The guarantee is based on the current rate of holdings in DBS (100%), up to an amount of NIS 32 million (linked to the Consumer Price Index).

10.1.3	For information pertaining to guarantees provided by the Company to various entities, see Note 21 to the Consolidated Statements - Securities, Liens and Guarantees.

10.1.4	For further information concerning the credit facility or investment in equity that the Company provided subsequent to the balance sheet date, in a total amount of NIS 250 million, that DBS may withdraw over a period of 15 months, see Note 12.4 below

10.2.	Loans

10.2.1	Loans between the Group companies

Description of the terms of the loans received from investees (as presented in the Statement of Financial Position):

	Carrying NIS million	Payment Dates	Number of installments	Interest rate
Pelephone
	815	2022-2025	4	3.48%
	815

10.2.2	Loans to investees

Breakdown of balances of loans provided to investees:

	December 31, 2018	December 31, 2017
	NIS million	NIS million

Short-term loans and current maturities
Bezeq International	100	69
	100	69
Non-current liabilities
Bezeq International	90	95
Bezeq On Line	-	6
DBS	-	95
	90	196
	190	265

Description of the terms of the loans provided to investees (as presented in the Statement of Financial Position):

	Carrying NIS million	Payment Dates	Number of installments	Interest rate
Bezeq International
	190	2017-2021	3	2.61%
	190

Notes to Separate Financial Information as at December 31, 2018

10.3.	Service provision agreements

As the Company and its investees are communications providers, they are engaged in agreements and arrangements for providing and receiving various services in the communications sector, such as transmission agreements, interconnectivity arrangements, billing agreements, various agreements regulating the communications services jointly provided by two companies, communications equipment maintenance, dealer agreements, agreements for the purchase of communications equipment, rental agreements (primarily for communications installations), collaboration agreements and publication in websites of investees, etc.

The Company also engaged in a management services agreement with its investees.

The terms of the foregoing service agreements were set according to generally accepted tariffs for this type of service.

Breakdown of the volume of transactions and carrying balances:

	Year ended December 31
	2018	2017	2016
	NIS million	NIS million	NIS million
Transactions

Revenues
Pelephone	81	79	116
Bezeq International	225	206	197
DBS	4	3	4
Others	3	2	3
Total	313	290	320

Expenses
Pelephone	33	39	35
Bezeq International	21	34	26
Others	3	3	3
Total	57	76	64

	December 31	December 31
	2018	2017
	NIS million	NIS million

Balances (liabilities) due to the Company
Pelephone	9	12
Bezeq International	50	46
DBS	1	1
Total	60	59

For further information, see Note 30 to the Consolidated Statements - Transactions with Interested and Related Parties

Notes to Separate Financial Information as at December 31, 2018

10.4.	Dividends

Breakdown of dividends received from investees:

	Year ended December 31
	2018	2017	2016
	NIS million	NIS million	NIS million
Pelephone Communications Ltd.	61	84	92
Bezeq International Ltd.	102	133	142
Walla! Communications Ltd.	-	-	434	*
	163	217	668

*	The dividend was received by way of offsetting a loan that the Company received from Walla in 2014 that had matured at the same time.

11.	CONTINGENT LIABILITIES

11.1	During the normal course of business, legal claims were filed against the Company or there are various legal proceedings pending against it (“in this section: “Legal Claims”).

In the opinion of the Company’s management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 132 million, where provisions are required to cover the exposure arising from such litigation.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

At December 31, 2018:

Provision	* Amount of additional exposure for which probability of realization cannot be foreseen	* Amount of exposure for Claims that cannot yet be assessed
NIS million
132	1,246	4,124 (1) (2)
*	CPI-linked and prior to addition of interest.

(1)	Including exposure of NIS 2 billion for a motion to certify a class action filed by a shareholder against the Company and officers in the Company, claiming Company reporting failures concerning the wholesale market and decrease in interconnect fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method to be determined for calculating the damage). On August 27, 2018, the court certified the claim as a class action. On October 28, 2018, the Company filed a motion for a rehearing of the decision to certify. Subsequently, the court decided to stay proceedings until after a decision is handed on the motion for a rehearing.
(2)	Two motions for certification of class action suits in a total amount of NIS 1.8 billion were filed in June 2017 against the Company, officers of the Group and companies of the group that is the controlling shareholder of the Company, concerning the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. Pursuant to the court’s decision, a consolidated motion is expected to be filed, replacing these two motions. The proceedings have been stayed pending the investigation described in Note 1.2 to the Consolidated Financial Statements. The court approved the Attorney General’s request to update the court again by April 1, 2019 with regard to resuming the proceedings in view of the investigation that is being conducted.

11.2	In 2017 and in June 2018, motions were filed by shareholders of the Company against the Company and DBS for discovery of documents prior to submitting a motion for certification of a derivative claim, in accordance with section 198A of the Companies Law, concerning the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. and the transaction for the Company’s acquisition of DBS shares. Pursuant to the requests by the Israel Securities Authority, in view of the investigation, the proceedings have been stayed, at this stage until April 1, 2019.

It should be noted that, in addition to these motions, there is a pending claim and motion from 2015 for certification of the claim as a derivative action against the Company, its controlling shareholder at that time and directors at that time with regard to the transaction for the Company’s acquisition of Eurocom DBS’s entire holdings in DBS and shareholders’ loans. Pursuant to the Securities Authority position, the Court ordered a stay of proceedings in the case until December 31, 2018, and on that day, notice was submitted on behalf of the Securities Authority requesting a further 90-day stay.

Notes to Separate Financial Information as at December 31, 2018

11.3	In December 2017, a motion was filed in a State of New York court, in the United States, for the certification of a class action suit with regard to the Company’s acquisition of DBS shares from Eurocom DBS. This was further to a similar motion filed on behalf of the owners of securities of B Communications (a controlling shareholder of the Company) against B Communications and its officers. Under the amended claim, DBS, as well as officers (current and past) in DBS and in the Company, inter alia, were among the defendants that were attached for the first time. The Company itself was not attached to the proceeding. In July 2018, the Respondents filed a motion for the summary dismissal of the petition and of the claim. B Communication’s motion was partially approved. Decisions on the other motions have not yet been made.

11.4	In February 2018, a motion to certify the claim as a derivative claim was filed against the Company as a formal respondent, as well as against directors of the Company at the times relevant to the motion and against the indirect controlling shareholders in the Company at the time relevant to the petition. The motion deals with the Company’s engagement in an assessment agreement with the Tax Authority, which was signed on September 15, 2016, under which the Company paid the Tax Authorities a tax in the amount of NIS 462 million for financing income from loans to DBS, against which it was agreed, among other things, that DBS losses due to financing expenses relating to the Company’s shareholders’ loans to DBS, would be recognized by the Company in full after the merger of the Company and DBS. At the request of the Securities Authority, the proceedings were stayed pending investigation until December 31, 2018, and a motion was filed to extend the stay of proceedings until April 1, 2019.

11.5	Subsequent to Reporting Date, claims for which the Company’s exposure was NIS 313 million, were ended.

For further information concerning contingent liabilities see Note 19 to the Consolidated Financial Statements.

12.	Events during and subsequent to the Reporting Period

12.1	For further information concerning investigations by the Securities Authority and Israel Police, see Note 1.2 to the Consolidated Financial Statements.

12.2	For information regarding the second contingent consideration to be paid to Eurocom DBS based on the business results of DBS, see Note 14.2.1 to the Consolidated Financial Statements and fair value assessment of the amount expected to be reimbursed to it from the excess advance payments made.

12.3	With regard to losses due to impairment relating to DBS, see Note 11.4 to the Consolidated Financial Statements

12.4	On February 13, 2019, the Company provided DBS with a credit facility or capital investments in the amount of NIS 250 million, that DBS may withdraw over a period of 15 months from said date. If such support is provided by way of credit, the repayment date of the said credit will not be earlier than the end of the credit facility period.

In March 2019, the Company made an investment of NIS 70 million, based on the foregoing letter of undertaking.

12.5	For information regarding loans provided to DBS as capital and a further investment in capital, see Note 14.2.2 to the Consolidated Financial Statements.

12.6	For information concerning the Company’s engagement in an agreement for the sale of the Sakia real estate property, see Note 13 to the Consolidated Financial Statements.

12.7	For further information concerning employee retirement see Note 18.5 to the Consolidated Financial Statements.

12.8	For information concerning the increase of the Company’s share capital, see Note 22.1 to the Consolidated Financial Statements.

12.9	For further information concerning the submission of an application to obtain permission to publish a prospectus, see Note 33.3 to the Consolidated Financial Statements.

Chapter D

Additional Information about the Company

Corporate Governance Questionnaire

Year ended December 31, 2018

The information contained in this report constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1.	Standard 10A: Summary of the Company’s consolidated statements of income for each of the quarters of the reporting year

See section 1.3 to the Director’s Report, attached to the second part of this report.

2.	Regulation 10C: Use of proceeds for securities

1.	On December 3, 2018, the Company allotted 550,000,000 Debentures (Series 9) of the Company, by way of expanding a traded series, under a Private Placement Memorandum dated January 15, 2018 (Ref. No.: 2018-01-004515). The total proceeds (gross) that the Company received for allotment of Debentures (Series 9) amounted to a total of NIS 578,325,000 (the “Issue Proceeds”) and was executed at a rate of NIS 1.0515 per debenture, representing an annual rate of return of 2.7%. Other details and terms of the issue are set out in the foregoing immediate report issued by the Company on January 15, 2018.

3.	Regulation 11: Breakdown of investments in subsidiaries as of the date of the statements of financial position[1]

Company name:	Name of holder	Class of share	Number of shares	Total par value	Rate of holding in the issued equity and in the voting rights	Rate of holdings in rights to appoint directors	Company’s separate balance sheet value[2] (NIS millions)
Pelephone Communications Ltd. (“Pelephone”)	The Company	Ordinary NIS 1 shares	302,460,000	302,460,000	100%	100%	3,719
Bezeq International Ltd. (“Bezeq International”)	The Company	Ordinary NIS 0.1 shares	1,136,986,301	113,698,630	100%	100%	967
DBS Satellite Services (1998) Ltd. (“DBS”)	The Company	Ordinary NIS 1 shares	36,117	36,117	100%	100%	987
Walla Communications Ltd. (“Walla”)	The Company	Ordinary shares without nominal value	47,340,970	-	100%	100%	34
Bezeq Online Ltd. (“Bezeq Online”)	The Company	Ordinary shares without nominal value	1,170,000	-	100%	100%	39

[1]	For details relating to other investees held directly or indirectly by the Company, see Note 9 to the separate financial information report.
[2]	The enclosed valuations include the loans provided to Bezeq International in the amount of NIS 190 million. For further information pertaining to loans, their terms, maturity dates and conversion of equity and loans provided to other investee companies thereof, see Note 10.2 to the separate financial information attached to the Periodic Report.

4.	Regulation 12: Changes in investments in subsidiaries in the reporting period:

Date of change	Nature of change[3]	Company name:	Reported amounts (NIS thousands)
February 25, 2018	Conversion of DBS debentures held by the Company to equity	DBS[4]	461
July 5, 2018	Conversion of a loan provided to DBS by the Company to equity	DBS[4]	97
July 5, 2018	Investment in DBS equity	DBS[4]	100
February 5, 2018	Repayment of loans provided by the Company to Bezeq International	Bezeq International	10
February 11, 2018	Repayment of loan provided by the Company to Bezeq International	Bezeq International	42
May 10, 2018	Repayment of loans provided by the Company to Bezeq International	Bezeq International	17
February 12, 2018	Provision of a loan	Bezeq International	95
August 1, 2018	Repayment of loans provided by the Company to Bezeq Online	Bezeq Online	6

5.	Regulation 13: Revenues of subsidiaries and the Company’s revenues from them as at the date of the statement of financial position (in NIS millions)

Company name:	Profit (loss) for the period	Comprehensive income (loss) for the period	Dividends	Management fees	Interest income
Pelephone	24	25	61	3	-
Bezeq International	77	79	102	1.5	5
DBS	(1,148)	(1,148)	-	1	2
Walla	(45)	(44)	-	-	-
Bezeq Online	7	7	-	-	-

6.	Regulation 20: Stock Exchange Trading

1.	In 2018, NIS 550,000,000 par value Debentures (Series 9) were listed, following the public issue by way of an extension of the series carried out by the Company in December 2018.

2.	During the reporting period, there was no interruption in trade of the Company’s securities listed for trading, other than for regular trading breaks due to the publication of material reports.

7.	Regulation 21: Remuneration of interested parties and executive officers

Below is a breakdown of the remunerations paid in 2018, as recognized in the financial statements for 2018, to each of the five highest-paid executive officers in the Company or in a company under its control, and which were paid to them for their service in the Company or a company under its control, (employer’s cost and on annual basis): It should be emphasized that the amounts stated in the table are the amounts recognized in the financial statements for 2018, but some of the actual payments to some of the officers include amounts recognized in previous financial statements, part of which are subject to the conditions set out below.

[3]	Repayment amounts set out in this Regulation refer to principal amounts only.
[4]	For further information regarding the conversion of DBS’s debentures held by the Company and of the Company’s loan to DBS to equity, see Note 14.2 to the Financial Statements. For further information concerning recording of impairment in the investment in DBS, see Note 11.4 to the Financial Statements.

Recipient					Remuneration (in NIS thousands)				Total (NIS thousands)	Section below
Name	Position	Sex	Scope of position	% of holding in Company’s equity	Salary[5]	Bonus[6]	Share-based payment	Other (management fees)	Total
Moti Elmaliach	Former CEO, Bezeq International Ltd.	Male	Full-time	-	2,144	2,075	-	-	4,219	A.
Ilan Yeshua[6]	CEO of Walla	Male	Full-time	-	2,372	1,086	-	-	3,458	B.
Ran Guron	Current CEO of Pelephone, DBS, and Bezeq International[7]	Male	Full-time	-	2,033	1,373	-	-	3,406	C.
Israel Lighterage & Supply Co. Ltd.8	Management services, including the provision of the services of the Chairman of the Board by Mr. Shlomo Rodav	Corporation	75%	-	-	-	-	2,575	2,575	D.
Ron Eilon	Former CEO of DBS	Male	Full-time	-	1,339	850	-	-	2,189	E.
Yaakov Paz	VP Business Division	Male	Full-time	-	1,523	453	-	-	1,976	F.
Dudu Mizrahi	CEO of the Company	Male	Full-time	-	1,406	402	-	-	1,808	G.

[5]	The remuneration amounts include the cost of salaries and ancillary salary costs, including perks and social benefits such as telephone expenses, customary type of company car, study fund (for some of the managers), provisions for pension fund and for termination of the employer-employee relations (for employees subject to section 14 of the Severance Law), reimbursement of expenses and leave pay, sick leave and customary annual convalescence days, expenses for employee holiday gift (included amount), membership fees for companies in professional associations that were paid for the employee (not as part of the employee’s employment) and if a loan was provided to an employee, the value of the benefit in the interest on the loan.
[6]	The bonus amounts appearing in the table are as recognized in the 2018 financial statements and include a contingent performance bonus as well as special bonuses (for details regarding each of the officers, see details in sections A-G following the table below), all in accordance with the Company’s compensation policy. The performance bonus appearing in the table is for 2018 (not yet paid to the senior officers at the date of this report) and includes a contingent part that will actually be paid to the said officers according to the distribution described in the notes to the table. During 2018, some of the aforesaid officers were paid bonuses in respect of 2017, the amounts of which [including a contingent part not paid in 2018 but will actually paid in 2019 (if any) are included in the corresponding table in the Company’s annual report for 2017 (published on March 29, 2018).
[7]	Mr. Yeshua’s wage component as recorded in the table includes a provision of NIS 826 thousand for an adjustment period set out in his employment agreement of October 29, 2006, whereby the foregoing period includes payment for one working month per year (from date of signing) and up to a maximum of a 6 month adjustment period, which he will be entitled to from the beginning of his sixth year of employment. Since, as at Reporting Date, no provision has yet been recorded in respect of the foregoing adjustment period, the foregoing provision is recorded.
[8]	In the reporting year, Mr. Guron served as CEO of Pelephone and as of August 1, 2018 he also serves as CEO of DBS. Subsequent to the reporting year, as of January 1, 2019, Mr. Guron also serves as CEO of Bezeq International. For further information, see section 7C below
[9]	The amount of the management fees of Israel Lighterage includes the creation of a provision for 60 days notice, as well as remuneration in the amount of NIS 66 thousand in respect of a term of office of two months prior to the commencement of the services of the Chairman of the Board of Directors as a director that is not an external and/or independent director, according to the maximum rates fixed in the Fourth Schedule to the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director), 2000 (and not based on the Management Agreement), all in accordance with the approval of the general meeting of the shareholders of the Company on September 17, 2018.
[10]	The salary component for Mr. Mizrahi included in the table, includes a provision for early resignation.

Breakdown of the terms of employment of the interested parties and senior officers who appear in the foregoing table:

A.	Moti Elmaliach

Employed as CEO of the subsidiary, Bezeq International, under a personal employment agreement from May 28, 2014 through December 31, 2018 (“Date of Termination of Employment as CEO of Bezeq International”). From January 1, 2018 through to Date of Termination of Employment as CEO of Bezeq International, the gross monthly salary of the former CEO of Bezeq International was NIS 125 thousand. As of January 1, 2019, Mr. Elmaliach was appointed as COO of Bezeq International under the same terms of employment.

The bonus goals of the former CEO of Bezeq International for 2018 were preset by the Company’s Board of Directors in February 2018, following approval by the Board of Directors of Bezeq International and of the Company’s Compensations Committee are: EBITDA goal for Bezeq International, representing 30% of the bonus calculation; free cash flow goal for Bezeq International, representing 30%; net profit goal for Bezeq International, representing 20%; and assessment goal of the Chairman of the Board of Directors of Bezeq International, representing 20%. A precondition for receiving the bonus was that the FFO9 result for Bezeq International for 2018 (NIS 235 million) would not fall below 20% of the FFO set in Bezeq International’s budget for 2018. This precondition was met. The rate of compliance of the CEO of Bezeq International with the bonus goals for 2018, was 122%. Accordingly, the bonus granted to the former CEO of Bezeq International for 2018 is 122% of his annual salary. 40% of his bonus eligibility for complying with the EBITDA goal for 2018 will only be paid in 2020 (after approval of the financial statements for 2019), and only if the minimum EBITDA goal set by the Board of Directors for 2019 is achieved.

It should be noted that during the reporting year, the employment agreement of the former CEO of Bezeq International was revised in accordance with the Company’s compensations policy, to include a payment on his actual date of retirement from Bezeq International for a retirement grant of two salaries, i.e. NIS 317.5 thousand (included in the foregoing table under the bonus component for 2018). Bezeq International’s former CEO’s retirement grant was agreed upon due to the fact that for four years he served very successfully as CEO of Bezeq International, under difficult and irregular conditions, by providing appropriate response during this period, and the decision of the board of directors of Bezeq International, and the Company’s compensations committee and Board of Directors to grant the retirement bonus was based on Bezeq International’s former CEO’s contribution to Bezeq International throughout his term in office, and Bezeq International’s performance during his term of office, which remained high throughout the period, and the former Bezeq International CEO’s contribution to such performance, as well as the circumstances surrounding his resignation and the orderly overlap and handing over of his role, while cooperating fully with management, including his consent to remain as the COO of the company.

B.	Ilan Yeshua

Employed as CEO of the subsidiary, Walla, since October 29, 2006 under a personal employment agreement dated October 29, 2006 (in this section: the “Employment Agreement”). As of January 1, 2016, the gross monthly salary of the CEO of Walla amounted to NIS 95 thousand. The agreement is for an unlimited period, and may be terminated by either party with 4 months prior notice.

Mr. Yeshua’s bonus goals for 2018 as CEO of Walla were preset by the Walla board of directors in February 2018 and included:10 a unique visitors applications goal, representing 12.5% of the bonus calculation; a page views per item page goal, representing 12.5%; EBITDA goal, representing 25%; a free cash flow goal, representing 12.5%; Gantt compliance goal, representing 12.5%; a budget expenditure goal, representing 12.5%; and evaluation goal of the chairman of the board of directors of Walla, representing 12.5%. The bonus granted to the former CEO of Walla for 2018 is 95% of his annual salary. It should be noted that the Company’s remuneration policy is applicable based on the provisions relating to the CEOs of the Company and its material subsidiaries (as defined in the compensations policy) and to the Company’s VPs. Walla is not defined as a material subsidiary, and therefore the Walla CEO’s remuneration is not subject to the Company’s compensations policy and was granted to him based on the compensation principles approved by the Walla board of directors.

[9]	Funds from operations (FFO) - resources from operations - cash flows from ongoing operations, as defined in the statement of cash flows, before changes in working capital and before changes in other asset and liability items. The FFO index weights the foregoing performance compared with measurable goals and may be subject to neutralizing events decided and set out in the compensations policy.
[10]	It should be noted that when the bonus goals for the the Walla CEO for 2018 were set, an additional goal was set, representing 10% of the bonus calculation, subject to compliance with certain conditions that are not dependent on Walla’s management. In practice, the foregoing conditions were not met, and the Walla board of directors approved a change in the structure of the goals, by granting a discretionary bonus, thus cancelling this goal and dividing its weight among the other goals.

C.	Ran Guron:

Employed as CEO of the subsidiary, Pelephone, since November 8, 2015 under a personal employment agreement dated November 15, 2015, which was renewed on December 27, 2018 (in this section: the “Employment Agreement”). On August 1, 2018, Ran Guron began serving also as CEO of DBS, and subsequent to the reporting year, as of January 1, 2019, he also servesas CEO of Bezeq International (Pelephone, DBS and Bezeq International, jointly, in this section - the “Subsidiaries”). From January 1, 2017 through December 31, 2018, Mr. Guron’s gross monthly salary was NIS 125 thousand and as of January 1, 2019, his gross monthly salary as CEO of the three Subsidiaries, is NIS 150 thousand. The Employemnt Agreement is for an unlimited period, with either party having right to terminate it at any time by giving prior notice of 6 months, provided that the CEO has been employed for at least one year in this position. If the CEO is employed for less than one year in this position: termination of the Agreement by the Company will be by prior notice of 3 months, and by the CEO with prior notice of 6 months, and the board of directors of Pelephone will be entitled to shorten the prior notice period at its discretion.

Mr. Guron’s bonus goals for 2018 as CEO of Pelephone were preset by the Company’s Board of Directors in February 2018, as approved by the board of directors of Pelephone and the Company’s Compensations Committee, are: a Pelephone EBITDA goal representing 30% in the bonus calculation; a Pelephone free cash flow goal, representing 20%; a Pelephone net profit goal representing 10%; net addition of subscribers representing 20%; and Pelephone’s Chairman of the Board of Directors assessment representing 20%. The precondition for receiving the bonus was that Pelephone’s EBITDA result for 2018 (NIS 399 million) would not fall more than 40% below Pelephone’s EBITDA for 2017. This precondition was met. The rate of compliance of the CEO of Pelephone with the bonus goals for 2018, was 91.1%. Accordingly, the bonus granted to the CEO of Pelephone for 2018 is 91.1 % of his annual salary. 40% of his bonus eligibility for complying with the EBITDA goal for 2018 will only be paid in 2020 (after approval of the financial statements for 2019 and only if the minimum EBITDA goal set by the Board of Directors for 2019 is achieved. It should be noted that, for the purpose of calculating compliance with the goals set for 2018, the calculation of compliance with the EBITDA goal was offseting, by granting a discretionary bonus, the employee retirement expenses in excess of the Pelephone budget for 2018.

D.	Israel Lighterage & Supply Co. Ltd. (management services provided by Mr. Shlomo Rodav)

Israel Lighterage & Supply Co. Ltd. (“Israel Lighterage”), in which Mr. Shlomo Rodav holds 50% of the controlling interests, provides the Company with management services, through Mr. Shlomo Rodav (“Shlomo Rodav”), as of April 30, 2018, for an unlimited period. The parties may terminate the management agreement by prior written notice of 60 days. Notwithstanding the foregoing, if Shlomo Rodav ceases to serve as a director, including in the event that his appointment is not renewed by the general meeting of the shareholders of the Company, the Company will be entitled to terminate the management agreement immediately and Mr. Rodav will not provide customary overlap period for the next chairman of the Board. Pursuant to the terms of the management agreement between Israel Lighterage and the Company, Israel Lighterage will provide the Company with services under which Shlomo Rodav will serve as Chairman of the Board of Directors in a 75% capacity, and as such (1) the management services will include directing the Company and its operating strategy, by implementing the strategy set by the Company’s Board of Directors; (2) the management services will include the promotion and development of the Company; and (3) Shlomo Rodav will perform, among other things, the functions required of the Chairman of the Board of Directors pursuant to the provisions of the law (the “Management Services”) It is hereby clarified that the services will be provided by Shlomo Rodav alone, and that there will be no employer-employee relations between Shlomo Rodav and the Company. With regard to provision of the Management Services as aforesaid, the Company will pay Israel Lighterage management fees in an amount equal to NIS 3 (three) million per year (as noted, for a 75% position), with the addition of duly required VAT. It is clarified that the management fee is not linked to the CPI, and Israel Lighterage and/or Shlomo Rodav will also not receive directors’ compensation from the Company and/or its subsidiaries or sub-subsidiaries. In addition, Israel Lighterage is entitled to reimbursement of current expenses incurred during the term of the Agreement by it and/or by Shlomo Rodav on its behalf as part of his position, against presentation of an invoice for the expense, while the amount for expenses will be reviewed once a year by the Company’s compensations committee.

E.	Ron Eilon

Employed as CEO of the subsidiary, BDS, under a personal employment agreement from August 28, 2006 through June 17, 2018 (“Date of Termination of Employment”). From January 1, 2017 through the Date of Termination of Employment, the gross monthly salary of the former CEO of DBS amounted to NIS 139 thousand.

The bonus goals of the former CEO of DBS for 2018 were preset by the Company’s Board of Directors in February 2018, following approval by the Board of Directors of DBS and of the Company’s Compensations Committee are: a EBITDA goal for DBS (Satellite), representing 25% in the bonus calculation; a net DBS (satellite) growth goal including Sting TV, representing 5%; a net DBS satellite growth goal representing (10%); a DBS customer loyalty (renewal) goal for DBS (satellite), representing 5%; a free flow goal for DBS (satellite) representing 20%; a net profit goal for DBS representing 20%; and chairman of DBS board of directors goal, representing 15%.

The precondition for receiving the bonus was that DBS’s FFO result for 2018 (less the effects of IFRS 16) (NIS 265.2 million) would not fall by more than 25% below the goal set in DBS’s budget for 2018. This precondition was met. The rate of compliance of the former CEO of DBS with the bonus goals for 2018, was 29.4%. Accordingly, the former CEO of DBS was granted a pro rata bonus for the months during which he actually worked in 2018, amounting to 17.3% of his annual salary. With regard to the the decision of the board of directors of DBS, and the Company’s Compensations Committee and Board of Directors regarding the performance based bonus for 2017 and 2018, see section H below.

It should be noted that during the reporting year, in accordance with the terms of his employment agreement and the Company’s compensations policy, payment of a retirement grant in the amount of NIS 560 thousand was approved for the former CEO of DBS,as well as 12 months prior notice, of which ten and a half months of actual work was waived, (included in the above table in the bonus component for 2018). The retirement grant was granted to the former CEO of DBS in view of the fact that he had served as a DBS employee for 12 years, and prior to that had served as CFO of the Company for several years. In the decision to grant the retirement grant the board of directors of DBS, the Compensations Committee of the Company and its Board of Directors, took into account the former CEO’s contribution to DBS throughout his term of employment, the performance of DBS during his term of office, and the former CEO’s contribution to such performance, as well as the circumstances surrounding his retirement. The prior notice payment is not included in the foregoing table and was recognized in the Company’s financial statements for the year in which the former CEO of DBS commenced his term of office (2006).

F.	Yaakov Paz

Employed as VP for the Company’s Corporate Division since November 1, 2007, under a personal employment agreement. The VP’s gross monthly salary amounted to NIS 90,000. The employment agreement is for an unlimited period, and may be terminated by either party with 3 months prior notice by the VP, and 6 months prior notice by the Company. In the reporting year, Mr. Paz was appointed Acting CEO of the Company from February 28, 2018. He served in this position until March 27, 2018.

The VP’s bonus goals were preset by the Company’s Board of Directors in February 2018, following approval by the Company’s compensations committee and included: an EBITDA goal the Company (solo), representing 30% in the bonus calculation; a free cash flow (FCF) goal for the Company (solo), representing 20%; a revenues goal for the business sector, excluding wholesale (excluding leasing, sales from the warehouse, new revenues and net of transfers to the private division) representing 15%; a payroll costs goal representing 10%; a cross-index goal - attendance of service center staff and technicians, representing 5%; a manager’s assessment goal - compliance with the new revenue program, representing 10%; and a management evaluation goal, including compliance with innovation, digitization and efficiency criteria representing 10%. The rate of Mr. Paz’s compliance with all the bonus goals for 2018, was 82%. Accordingly, the bonus granted to Mr. Paz for 2018 is 41.5 % of his annual salary. 40% of his bonus eligibility for complying with the EBITDA goal for 2018 will only be paid in 2020 (after approval of the financial statements for 2019) and only if the minimum EBITDA goal set by the Board of Directors for 2019 is achieved. It should be noted that for purposes of calculating compliance with the goals for 2018, early retirement expenses that were not taken into account in the Company’s budget for 2018 were neutralized.

G.	Dudu Mizrahi

Employed as CEO of the Company, since September 1, 2018 under a personal employment agreement dated October 4, 2018 (in this section: the “Employment Agreement”). His gross monthly salary amounts to NIS 150 thousand. The Employemnt Agreement is for an unlimited period, with either party having right to terminate it at any time by giving prior notice of 6 months, provided that the CEO has been employed for at least one year in this position. If the CEO is employed for less than one year in this position: termination of the Agreement by the Company will be by prior notice of 3 months, and by the CEO by prior notice of 6 months, and the Company’s Board of Directors will be entitled to shorten the prior notice period at its discretion.

It was decided that Mr. Mizrachi’s bonus goals for 2018, as CEO of the Company, will be the same as those preset for Ms. Stella Hendler by the Company’s Board of Directors in February 2018, after approval by the Company’s Compensations Committee, and this pro rata for the period during which he actual worked in 2018, and will be as follows: an EBITDA goal for the Company (separate), representing 30% of the bonus calculation; a FCF (solo) goal, representing 30%; an after tax profit goal, representing 20%; and a Chairman of the Board assessment goal of the CEO’s performance, representing 20%. The precondition for receiving the bonus is that Company’s FFO result for 2018 (NIS 2,152 million) would not fall by more than 20% below the goal set in the Company’s budget for 2018. This precondition was met. The rate of compliance of the Company’s CEO with the bonus goals for 2018, was 67%. Accordingly, the bonus granted to the CEO of the Company for 2018 is 22.7 % of his annual salary. It should be noted that for purposes of calculating compliance with the goals for 2018, early retirement expenses that were not taken into account in the Company’s budget for 2018 were neutralized.

H.	With respect to the officers specified in sections E above and K hereunder, the Compensations Committee and Board of Directors of the Company resolved to approve the release of the performance based bonus as approved for each of them for 2017 (including the contingent remuneration for 2017), as recognized in the 2017 financial statements, when the bonuses for 2018 of all officers of the Company were paid; to postpone payment of the performance based bonus for 2018, until the publication of a notice that an indictment will not be filed against them for the offenses with regard to which each of them was investigated. If notice is received to the contrary or by the date of publication of financial statements for 2019, no notice has been received on this matter, the Company’s Compensations Committee and Board of Directors will again discuss the matter.

I.	Pursuant to the provisions of section 7.2.1.6.4 of the Company’s compenasations policy, below is a breakdown of the preconditions for receiving an annual performance based bonus for the CEO of the Company and the CEO of Pelephone, Bezeq International and DBS, as approved by the the Company’s Compensations Committee and Board of Directors:

the precondition for the incoming CEO of the Company, Mr. Dudu Mizrachi, receiving a bonus for 2019 is that FFO results of the Company for 2019 will not fall more than 20% below the goal set in the Company’s budget for 2019, which is NIS 2,271 million. It is noted that the Company’s FFO goal for 2019 derives from the Company’s budget for 2019, which does not include provisions for employee retirement and fiber deployment, if it will be carried out.

With regard to the bonus for the CEO of the material subsidiaries, Pelephone, Bezeq International and DBS, Mr. Ran Guron, whose bonus eligibility for 2019 will be fixed with regard to each subsidiary in which he serves as CEO, based on the bonus goals that were approved for each company and pro rata to distribution of management resources between the companies in 2019, the following preconditions were set: with regard to Pelephone, the precondition is that the adjusted EBITDA13 results for 2019 will not fall more than 40% below the adjusted EBITDA results for 2018. Pelephone’s budget for 2019 does not include the following substantial events: effect of cancellation of interconnect fees, frequency fees for new frequencies that will be acquired, costs involved in the streamlining plan, acquisition of frequencies in an amount exceeding NIS 50 million; with regard to Bezeq International, the precondition is that the FFO results of Bezeq International for 2019 (less the effects of IFRS 16) will not fall more than 20% below the goal set in Bezeq International’s budget for 2019, which is NIS 208 million, and does not include the costs involved in the streamlining plan; and with regard to DBS, the precondition is that the FFO results of DBS for 2019 (less the effects of IFRS 16) will not fall more than 25% below the goal set in DBS’s budget for 2019, which is NIS 146 million, and does not including costs involved in the streamlining plan.

Other interested parties who receive remuneration from the Company

J.	Eurocom Communications Ltd.

Eurocom Communications Ltd.11 (“Eurocom Communications”), the controlling shareholder (indirect) of the Company, provided the Company with various consultancy and management services, from 2010 through April 25, 2018. According to the terms of the management agreement (amended) signed for a period of 3 years as of May 25, 2016 (in this section: the “Agreement”), Eurocom Communications provided the services of Mr. Shaul Elovitch as Chairman of the Boards of Directors of the Company and its subsidiaries until March 6, 2018 in which he submitted his resignation from the Board of Directors of the Company and the subsidiaries. In addition Eurocom provided directors to serve on its behalf on the Board of Directors of the Company and the boards of directors of the Company’s subsidiaries as well as ongoing consultancy services. According to the decision of the Company’s Board of Directors on June 27, 2018, the amount that Eurocom Communications was eligible to receive from the Company under the management Agreement for the period from January 1, 2018 through April 25, 2018, based on actual performance, amounted to NIS 800,000. This amount was not paid to Eurocom Communications, but was offset against Eurocom Communications’ liabilities towards the Company, similar to other payments under the management Agreement that were offset in the past. For further information, see Note 24.3B to the 2018 financial statements.

K.	Stella Handler, was employed by the Company as CEO from April 14, 2013 through August 31, 2018, under a personal employment agreement dated May 8, 2013. On March 18, 2018, the Compnay’s former CEO gave notice of her resignation. For further information see the Company’s immediate report dated March 19, 2018 (Ref.No. 2018-01-021327) and supplementary report dated June 17, 2018 (Ref.No. 2018-01-058501). From January 1, 2017 through to the termination of her term of office, the gross monthly salary of Ms. Hendler amounted to NIS 155 thousand.

The former CEO’s bonus goals for 2018 were preset by the Company’s Board of Directors in February 2018, following approval by the Company’s compensations committee and included: an EBITDA goal for the Company (separate), representing 30% of the bonus calculation; a FCF (solo) goal, representing 30%; an after tax profit goal, representing 20%; and a Chairman of the Board assessment goal of the CEO’s performance, representing 20%. The precondition for receiving the bonus was that Company’s FFO result for 2018 (NIS 2,152 million) would not fall by more than 20% below the goal set in the Company’s budget for 2018. This precondition was met. The rate of compliance of the Company’s former CEO with all the bonus goals for 2018 was 62%, of which 21.3% was for compliance with the bonus indices that are not a discretionary bonus. Accordingly, the eligibility of the former CEO of the Company to a pro rata bonus for the months during which she actually worked in 2018, cam to 14.17 % of her annual salary.

With regard to the the decision of the Company’s Compensations Committee and Board of Directors with regard to the performance based bonus for 2017 and 2018, see section H above.

It should be noted that in the reporting year, prior notice of 6 months was approved for the Company’s former CEO, in accordance with the Company’s compensation policy, with waiver of two and a half months of actual work, as well as payment of a retirement grant in the amount of NIS 481 thousand. The retirement grant was approved for the former CEO of the Company, taking into account the contribution of the former CEO to the Company during the period in which she worked, the performance of the Company during her term of office and the circumstances surrounding her resignation.

L.	Rami Nomkin, a director from among the employees (elected to serve as a director by the general meeting on January 17, 2007), was employed by the Company to deal with its community contribution and in the resource management division He transferred from the Ministry of Communications in 1966. Rami Nomkin’s total salary for 2018 amounted to NIS 615 thousand and is linked to the professional salary tables. This salary does not include a bonus for 2018 in the amount of NIS 26.2 thousand, that has not yet been paid at Reporting Date, which was set in accordance with the criteria for all employees of the Company,and was based on EBITDA and FCF results of the Company, net of early retirement costs that were not taken into account in the Company’s budget for 2018. All the remunerations paid to Mr. Nomkin are due to his being an employee of the Company and not for his service as a Company director.

M.	Remuneration for external directors and independent directors and directors who are not external directors nor independent directors (while with regard to the latter, distinguishing between an expert director and non-expert director) is based on the maximum rates fixed in the Fourth Schedule to the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director), 2000 (“Remunerations Regulations”), with regard to an expert external director, linked to the CPI as set out in the Regulations. The total remuneration paid to external directors and independent directors in respect of their service on the Board of Directors, Board Committees and boards of directors of subsidiaries (as the case may be) in 2018 is NIS 5,994,437[12].

[11]	To date, Eurocom Communications is under liquidation and a receiver has been appointed by the courts.

[12]	The total remuneration does not include compensation in the amount of NIS 66 thousand that was paid to Israel Lighterage for the service of two months of Mr. Shlomo Rodav as a director who is not an external director and/or an independent director, at the maximum rate set out in the Remuneration Regulations.

N.	Regulation 21A: The controlling shareholder of the Company

As the Company was informed by B Communications (“BComm), 714,169,560 of the Company’s shares, as aforesaid, are owned by B Communications (SP2) Ltd. (“B Communications 2”), a private company incorporated in Israel, which is wholly owned and controlled by B Communications (SP1) Ltd., a private company incorporated in Israel. B Communications (SP1) Ltd. is wholly owned and controlled by BComm, an Israeli public company whose shares are traded by way of dual listing on the Tel Aviv Stock Exchange Ltd. and the Nasdaq (respectively: “TASE” and “Nasdaq”). Further to the foregoing, 14,204,153 shares of the Company are directly held by BComm.

As the Company was informed by BComm, the controlling shareholder of BCom is Internet Gold - Golden Lines Ltd. (“Internet Zahav”), a public company whose shares are traded by way dual listing on the TASE and the NASDAQ. The controlling shareholder of Internet Zahav, as the Company was informed by BComm, is Eurocom Communications Ltd. (“Eurocom Communications”). To date, Eurocom Communications is under liquidation and special directors have been appoint for it by the court.

It should be noted that until November 16, 2018, the Company considered Mr. Shaul Elovitz to be the controlling shareholder of the Company through his holdings in Eurocom Holdings (1979) Ltd. and Eurocom Communications. In view of the liquidation proceedings of Eurocom Communications and the de facto legal disruption, with regard to control, management, decision making, execution of operations, etc., between Mr. Shaul Elovitz and Eurocom Communications and its investees, as of November 16, 2018 Mr. Shaul Elovitz is not defined as a joint shareholder with BComm or an interested party in BComm or in the Company.

For further information, see section 1.1.2 of Chapter A.

O.	Regulation 22: Transactions with the controlling shareholder

Below are particulars, to the best of the Company’s knowledge, concerning all transactions with the controlling shareholders of the Company, or in which the controlling shareholders have a personal interest, which the Company, its subsidiaries or its related companies engaged in during the reporting year or subsequent to the end of the reporting year and until the date on which this report is submitted, or which is still valid at the Reporting Date, and for further information regarding negligible procedures in the Company see Note 30 to the financial statements.

P.	Regulation 24: Holdings of interested parties and executive officers in the Company:

Details of holdings of interested parties and executive officers of the Company are presented in this report by way of reference to the immediate report regarding the holdings of the Company’s interested parties and executive officers dated January 7, 2019 (Ref. No.: 2019-01-002599).

Q.	Regulation 24 A: Registered capital, issued capital, and convertible securities

The Company’s registered equity as at the publication date of the periodic report is 2,825,000,000 ordinary shares of NIS 1 par value each (the “Ordinary Shares”)13.

The Company’s issued and paid up share capital as at the publication date of the periodic report is 2,765,485,753 ordinary shares.

As at the date of publication of this report, the Company has no tradable securities.

R.	Regulation 24B: Register of Shareholders

The Company’s Register of Shareholders is presented in this report by way of reference to the Company’s statement of equity and the inventory of registered securities of the Company and adjustments made thereto on December 3, 2018 (Ref. No.: 2018-01-111139).

S.	Regulation 25A: Registered Address of the Company

Address: 132 Menachem Begin Avenue, 27th Floor, Azrieli Center, (Triangle Tower), Tel Aviv

Telephone 1: 03-6262200; Telephone 2: 972-3-6262201 Fax: 03-6262209

Email: Shelly.Bainhoren@bezeq.co.il (Group Secretary and Head of Internal Enforcement)

T.	Regulation 26: Directors of the company

The table below presents a breakdown of the directors who serve on the Company’s Board of Directors as at Reporting Date, as well as particulars of directors who served in the reporting year, but whose term of office ended prior to date of publication of the report.

[13]	For information concerning the Board of Directors decision regarding the convening of a general meeting that included on its agenda increasing the Company’s registered equity, see Regulation 29(A) below.

a.	Directors who serve as at date of publication of the report

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party: (other than serving as a director of the subsidiaries)	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Shlomo Rodav 030596860 October 27, 1949 Israeli	5 Kerem Hazeitim St., Savion	Chairman of the Board of Directors of the Company Security Committee The director is not an external director.	No	March 6, 2018

Education: BA (Economics), Tel Aviv University;

MBA, Columbia University

Occupation during past five years: Director of the Environmental Services Company Ltd.; Chairman of the boards of directors, director or CEO of various companies in the Israel Lighterage, Kerur, Yap-Ora and Tapugan Group; Chairman of the board of directors of Partner.

						No	Yes

Ami Barlev 031669542 June 1, 1978 Israeli	2 Dov Friedman Street, Ramat Gan	The director is not an external director.	Yes, see details of employment during past five years	April 26, 2018 (served as substitute director since February 25, 2018)

Education: LLB, Bar Ilan University

Occupation during past five years: Since January 2019, CEO of B Communications;

Director of independent legal practice; from 2018 through January 2019 - acting Chairman of Internet Gold - Golden Lines Ltd., B Communications (currently serves as a director of B Communications); from 2014-2018 VP and Legal Counsel of Eurocom Group;

Director of: TNL Teleserve Network Ltd,

Gilat Telecom, Uganda Limited ,TCL Teleserve Communication Ltd, Gilat Satcom Ghana Limited,

Gilat Telecom Zambia.

						No	No

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party: (other than serving as a director of the subsidiaries)	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
David Granot 045333739 January 30, 1947 Israeli	26 Hashomer Street, Raanana, 60850

Security Committee;

Committee for Reviewing Financial Statements; Audit Committee;

The director is not an external director

The director is an independent director

In the reporting year through April 30, 2018 served as temporary acting Chairman of the Board of Directors

			No	May 9, 2017

Education: BA Economics, Hebrew University of Jerusalem; MBA, Hebrew University of Jerusalem;

Occupation during past five years: Chairman of the investments committee of Harel Insurance Investments and Financial Services Ltd.; Financial advisor for foreign private companies of the BSG Group Shareholder in Gad Goren Management and Consulting Ltd., and of the Agnes and Beni Steinmetz Foundation Ltd.; member of the Board of Friends of Meir Medical Center

Director of the following companies: External Director of Alrov Real Estate & Hotels Ltd.; Tempo Beverages Ltd.; Ormat Technologies; Jerusalem Economy Ltd.; Protalix; Director in Geregu Power PLC.; Chairman of the investment committee at Tel Aviv University;

						No	Yes

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party: (other than serving as a director of the subsidiaries)	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Amnon Dick 051770568 November 20, 1952 Israeli	84 Ahad Ha’am st., Tel Aviv	Chairman of the Compensation Committee; Committee for Reviewing Financial Statements; Audit Committee; The director is an external director	No	April 26, 2018

Education: BA Economics, Tel Aviv University; MBA, Tel Aviv University; MA in Philosophy, Science and Digital Culture, Tel-Aviv University

Occupation during past five years: Director of Bank Hapoalim; CEO of Adsensori Ltd.; Partner and Director of a group of radio stations 103FM, ECO, 99 FM; Partner and Director of Hot Mobile

Director of the following companies: Chairman of the Friends of Tel Aviv University and the Business Academic Club; Deputy Chairman of the Board of Habimah National Theater

						No	Yes. The Company considers the director as an external expert director
Zeev Vurembrand 050772672 June 19, 1951 Israeli	5 Kalman Magen St., Tel Aviv 6107077	Chairman of the Committee for Reviewing Financial Statements; Audit Committee; Compensations Committee The director is an external director.	No	September 3, 2017

Education: B.Sc (Cum laude) in Industrial and Management Engineering, The Israel Institute of Technology

Occupation during past five years: From May 2013 through February 9, 2019 as CEO of the Meuhedet Health Fund.

The companies in which he serves as a director: Director of Ya’alon (Extension1983) Ltd. (subsidiary of Meuhedet); external director and Chairman of the audit committee of Isras Investment Company Ltd.

						No	Yes. The Company considers the director as an external expert director

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party: (other than serving as a director of the subsidiaries)	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Idit Lusky 50163567 August 16, 1950 Israeli	6 Kehilat Kubana St., Tel Aviv	Chairperson of the Audit Committee; Committee for Reviewing Financial Statements; Compensations Committee The director is an external director.	No	April 26, 2018

Education: Ba in Economics and Statistics, Tel Aviv University; MA in Economics, Tel Aviv University

Occupation during past five years: External director at Bank Discount; External director at Israel Railwasy, Director at Cellcom

The companies in which she serves as a director: External director of Mivtach Shamir Holdings Ltd.; External director of Rafael Advanced Defense Systems Ltd.

						No	Yes. The Company considers the director as an external expert director

Rami Nomkin: 042642306 January 14, 1949 Israeli	126 Mohaliver Street, Yahud	No The director is not an external director	Yes, see details of employment during past five years	January 17, 2007	Education: High School Occupation during past five years: Since 2014 - in Bezeq’s PR Division Since 2014, works in Bezeq’s human resources division The director is an employee director.	No	No

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party: (other than serving as a director of the subsidiaries)	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Dov Kotler 54010486 August 2, 1956 Israeli	2 Pombadita Street, Tel Aviv.	Compensations Committee The director is an independent director	No	April 26, 2018	Education: BA Life Sciences, Tel Aviv University; MBA, Tel Aviv University, Harvard University - AMP Progrem	No	Yes

Doron Turgeman 0235668389 April 23, 1968 Israeli	2 Dov Friedman Street, Ramat Gan	No The director is not an external director	Yes, see details of employment during past five years	March 26, 2018 (served as substitute director since February 25, 2018)

Education: BA in Economics and Accounting, Hebrew University of Jerusalem

Occupation during past five years: CEO of B Communications Ltd. and Internet Gold-Golden Lines Ltd.

The companies in which he serves as a director: XTL Biopharmaceuticals Ltd.; M. D. G Real Estate Global Limited; Klein International Group Limited.

						No	Yes

b.	Directors who served in the Reporting Year, but whose Term of Office Ended Prior to Date of Publication of the Report

In the reporting year, Mr. Shaul Elovitz and Mr. Or Elovitz served as directors of the Company until March 6, 2018; Ms. Orna Elovitz-Peled and Mr. Yehoshua Rosenzweig served as directors until April 25, 2018; Tali Simon served as an external director until January 20, 2019, and external director Mordechai Keret and directors Orly Guy and Ilan Biran served until February 3, 2019

15.	Regulation 26A Senior office holders:

a.	Officers who served as at Date of Publication of the Report

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Dudu Mizrahi	024810368	January 28, 1970	September 1, 2018	CEO	Yes. Interested party in the Company due to his office as Company CEO.	BA in Economics from the Hebrew University in Jerusalem

Yali Rothenberg	017332271	October 18, 1974	September 10, 2017	VP Finance of the Company and CFO of the Group	No

MBA Specialization in Finance, Bar-Ilan University;

BA Economics, Touro University, New York

Certified Public Accountant

2012 - 2017 Senior Deputy to Chief Accountant; Head of Finance and Credit Division

2014-2016 Director of Ashdod Port Ltd.

Guy Hadas	029654472	September 8, 1972	December 9, 2007	VP Corporate Communications	No	BA in Economics and Media, Tel Aviv University MBA, Tel Aviv University

Udi Atar	033287541	September 1, 1976	October 15, 2018	VP, Manager of Private Division	No	Software Engineering, The College of Management Academic Studies; BA, Darbi University; Directors and Executive Management Course - Coller Faculty of Management, Tel Aviv University

Shelley Bainhoren	066240045	November 14, 1982	February 18, 2018	Group Secretary and Head of Internal Enforcement	No

LLB, Bar Ilan University;

BA Political Science and Communications, Bar Ilan University;

Certified Attorney

June 2017 - February 2018 - Acting Secretary of Bezeq Group - The Israel Telecommunications Corp. Ltd.

June 2013 - June 2017 - Deputy Secretary of Bezeq – The Israel Telecommunication Corp. Ltd.

Ehud Mezuman:	052176336	February 17, 1954	October 25, 2007	VP Human Resources	No	3 years studies at Tel Aviv University – Social Sciences (no degree)

Amir Nachlieli	23012313	May 30, 1967	January 1, 2009	VP, Legal Counsel	No	MBA (expanded major in Finance), Tel Aviv University BA Economics, Hebrew University LL.B, Hebrew University

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Danny Oz	054299953	June 16, 1956	September 1, 1998	Accountant and deputy CFO	No	BA Economics & Accounting, Hebrew University, Certified Public Accountant’s License EMBA – Integrative Administration, Hebrew University

Yaakov Paz	058610999	October 21, 1963	November 1, 2007	VP, Manager of Business Division On February 28, 2018 he was appointed Deputy CEO and served in this position until March 27, 2018	No	External director at Nextcom Ltd. 2006 - 2015; CEO and owner of Kobi Paz Communications and Management Ltd.

Itzik Ben-Eliezer	028059202	September 25, 1970	October 1, 2018	VP IT and Network Division	No

BA in Economics and Business Administration, Hebrew University;

MBA Specializing in Financ, Hebrew University;

Graduate of Bezeq College, Jerusalem - Certified Electronic and Communications Technician;

Bezeq College, Jerusalem - MA Math and Physics, Communications and Electronics

Eyal Kamil:	057248999	August 30, 1961	December 5, 2006	VP Operations & Logistics	No	BA, Industrial Engineering & Management, Tel Aviv University; MBA, Tel Aviv University

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Lior Segal:	025695701	September 9, 1973	January 24, 2011	Internal Auditor	No

MBA, LLB, BA Accounting and Diploma in Accounting- all from the Tel Aviv University;

Diploma in internal and public auditing on behalf of the IMC;

Certified attorney and CPA in Israel

Certified Auditor Assurance of Quality of the Internal Audit System (QAR)

Director of I. I. A Israel - Institute of Internal Auditors in Israel Ltd.;

Member of the Audit Committee of Akim Association

Keren Leizerowicz	031583156	October 9, 1978	December 1, 2018	VP Marketing and Innovation;	No	BA in Communications and Psychology, University of Haifa (cum laude); MBA Specialization in Marketing and Strategy, Tel Aviv University

Erez Hasdai	022760599	May 21, 1967	February 15, 2019	VP Economics and Regulation	No	BA in Economics, Tel Aviv University; MBA - Specialized in Finance, Florida International University 2011 - February 14, 2019 - CFO of Bezeq Group

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Ran Guron	024113268	December 25, 1968	November 8, 2015	CEO of the subsidiaries, Pelephone and also of DBS as of August 1, 2018; As of January 1, 2019, also serves as CEO of Bezeq International	No	BA Economics and Business Administration, Hebrew University MBA, Hebrew University Deputy CEO and VP Marketing of the Company Jan 1, 06 - Nov 8, 15

Moti Elmaliach	055734941	March 24, 1959	May 15, 2014 through December 31, 2018 As of January 1, 2019, serves as COO of Bezeq International	CEO of the subsidiary, Bezeq International, until December 31, 2018	No

MBA - Tel Aviv University

BA Social Sciences - Tel Aviv University

2006 - 2014, CEO of Eurocom Digital Communications Ltd.;

2007 - 2014, Chair of the board of directors of DM (3000) Engineering Ltd.;

2011 - 2015, Chair of the board of directors of Discount Tafnit;

November 2015 - October 2016, Chair of the board of directors of Cross Israel Highway Ltd.

CEO and owner of E.M. Records Ltd.

b.	Officers who served in the Reporting Year, but whose Term of Office Ended Prior to Date of Publication of the Report

In the reporting year, Ms. Linor Youchelman served as Chief Legal Advisor and as Secretary of the Group until February 18, 2018; Mr. Amikam Shorer served as Head of Strategy and Business Development of the Bezeq Group until July 30, 2018; Mr. Ron Eilon served as CEO of the subsidiary DBS, until July 31, 2018; Ms. Stella Hendler, served as CEO of the Company until August 31, 2018; Mr. Yaakov Jano served as VP of Information Technology and Network Division, until October 1, 2018; Mr. Itamar Harel served as VP, Head of the Private Division, until October 15, 2018; Mr. Gil Rosen, served as VP Marketing and Innovation until November 30, 2018; Ms. Sharon Fleischer Ben-Yehuda served as VP of Regulation, until February 15, 2019.

8.	Regulation 27: The Auditors of the Company

Somekh Chaikin, Certified Public Accountants

Address: KPMG 17 Ha’arba’a St., Millennium Tower, Tel Aviv 6473917

Tel: 03-6848000

9.	Standard 29 (A) Recommendations and Resolutions of the Board of Directors before the General Meeting and their Resolutions which are not subject to the approval of the General Meeting for the issues prescribed in Regulation 29(A)

1.	For information pertaining to extraordinary transactions see Note 28.3.2 to the financial statements.

2.	Resolution adopted on March 28, 2018 – to recommend to the general meeting of shareholders of the Company to pay to part of the shareholders of the Company a cash dividend in a total amount of NIS 368 million.

3.	Resolution adopted on August 22, 2018 – to recommend to the general meeting of shareholders of the Company to pay to part of the shareholders of the Company a cash dividend in a total amount of NIS 318 million.

4.	Resolution adopted on March 27, 2019 – to recommend to the general meeting of shareholders of the Company to approve increasing the Company’s registered equity from NIS 2,825,000,000 divided into 2,825,000,000 ordinary shares of NIS 1 par value each, so that it will be NIS 3,825,000,000 divided into 3,825,000,000 ordinary shares of NIS 1 par value each, and to amend the text of Article 8 to the Company’s Articles of Association and secton 2B to the Company’s Memorandum of Association, accordingly.

10.	Regulation 29 (C): Resolutions adopted at an Extraordinary General Meeting

1.	Approval of the composition of the Board of Directors, which will include 13 Board members, of which 3 are external directors as at the date of convening the extraordinary general meeting of the Company on April 26, 2018, with 2 external directors to be elected on the date of the general meeting held on April 26, 2018 and a total of 5 external directors, one director from among the employees and five directors who are not external directors and who are not necessarily independent directors (Resolution adopted on April 26, 2018).

2.	Approval of the appointment of the following directors to serve in the Company, until the date of the next annual general meeting: First term in office - Mr. Shlomo Rodav (Chairman of the Board of Directors), Mr. Doron Turgeman, Mr. Ami Barlev, Mr. Ilan Biran, Ms. Orly Guy; Additional term of office: Mr. Rami Nomkin, director from among the employees; First term in office as external directors: Ms Idit Lusky and Mr. Amnon Dick; Additional term in office: Mr. David Granot, as an independent director of the Company; First term in office: Mr. Dov Kotler, as an independent director of the Company (Resolution adopted on April 26, 2018).

3.	Approval of the appointment of Somekh Chaikin & Co. accounting firm as the Company’s auditors for 2018 and until the next annual general meeting, and the Board of Directors authority to determine their fee for 2018 (Resolution adopted on April 26, 2018).

4.	Approval of the distribution of a cash dividend to the Company’s shareholders in a total amount of NIS 368 million. (Resolution adopted on April 26, 2018).

5.	Approval of an amendment to the Company’s compensations policy, as per the text attached as an addendum to the notice of convening of the general meeting dated April 16, 2018 (Resolution adopted on May 21, 2018).

6.	Approval of the distribution of a cash dividend to the Company’s shareholders in a total amount of NIS 318 million. (Resolution adopted on September 13, 2018).

7.	Approval of the Company’s engagement in an employment agreement with Mr. Dudu Mizrahi as CEO of the Company from taking office on September 1, 2018 (Resolution adopted on September 17, 2018).

8.	Approval of the Company’s engagement with a management company, in which Mr. Shlomo Rodav holds 50% of the controlling interests, in an agreement to receive the services of the Chairman of the Board of Directors by Mr. Shlomo Rodav as of April 30, 2018 (Resolution adopted on September 17, 2018).

9.	Approval of the annual remuneration and remuneration for participation in meetings for directors who are not external and/or independent directors, as set out in the notice of convening of the general meeting dated August 12, 2018, commencing from the date of appointment, in an amount of up to the maximum amount of remuneration for an expert external director as set out in the Fourth Schedule to the Companies Regulations 2000 (according to the Company’s rank under the Remunerations Regulations, as may be from time to time), distinguishing between an expert director and a director who is not an expert director (Resolution adopted on September 17, 2018).

10.	Approval of an amendment to the Company’s compensations policy, as per the text attached as an addendum to the notice of convening of the general meeting dated August 12, 2018 (Resolution adopted on September 17, 2018).

11.	Approval of the composition of the Company’s Board of Directors, as of February 4, 2019 until the date of the next annual general meeting, to be made up of nine Board members as follows: three external directors (currently serving and are not up for election at this meeting); two independent directors; one director on behalf of the employees; three ordinary directors. This decision supersedes the resolution adopted by the Company’s special general meeting of April 26, 2018, as set out in sub-section a. (Resolution adopted on February 3, 2019).

12.	Approval of the re-appointment of the following directors, as of February 4, 2019 and until the date of the next annual general meeting: Ordinary directors - Mr. Shlomo Rodav, Mr. Doron Turgeman and Mr. Ami Barlev; Director from among the Employees - Mr. Rami Nomkin; Independent directors - Mr. David Granot and Mr. Dov Kotler (Resolution adopted on February 3, 2019).

13.	Approval of the appointment of Somekh Chaikin KPMG accounting firm as the Company’s auditors for 2019 and until the next annual general meeting, and the Board of Directors authority to determine their fee for 2019 (Resolution adopted on February 3, 2019).

11.	Regulation 29A (4): Exemption, insurance and obligation of indemnification of officers

For further information regarding exemption, insurance and obligation of indemnification for officers see Note 28.6 to the Consolidated Financial Statements.

March 27, 2019
Date	Bezeq – The Israel Telecommunication Corp. Ltd.

Signatories and their positions:

Shlomo Rodav, Chairman of the Board

Dudu Mizrahi, CEO

Corporate Governance Questionnaire1

Board of Directors Autonomy
		True	False
1.

Did two or more external directors hold office in the Company during each reporting year?

This question can be answered True, if the period during which two external directors did not hold office does not exceed 90 days, as provided in section 363a (B) (10) of the Companies Law. Nonetheless, for any (True/False) answer, the period (in days) during which two or more external directors did not hold office in any reporting year, should be indicated (including a term of office approved retroactively, while differentiating between the various external directors):

Director A: 0

Director B: 0

Number of external directors who held office in the Company as at the date of publication of this questionnaire: 3

√
2.

Number[2] of independent directors[3] who held office in the Company as at the date of publication of this questionnaire: 5/9.

Number of independent directors defined in the bylaws[4] of the corporation[5]: ________

☒ Not relevant (there are no provisions the memorandum of association).

		_____	_____
3.	A survey conducted among the external directors (and the independent directors) during the reporting year found that they are in compliance with the provisions of Sections 240 (b) and (f) of the Companies Law regarding the absence of a relationship between the external directors (and independent directors) who held office in the Company, and they are in compliance with the conditions required for holding office as an external director (or independent director). See note at the end of the questionnaire.	√

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

[1]	Published in the framework of proposals for a legislation to improve financial statements dated March 16, 2014.
[2]	In this questionnaire, Number or Rate means a specific number out of a total; for example, 3/8.
[3]	Including “External Directors” as defined in the Companies Law.
[4]	In this respect, the Memorandum of Association includes the specific legal provision that applies to the Company (for example, in a bank, the provisions of the Commissioner of Banks).
[5]	A debentures company is not required to respond to this question.

Board of Directors Autonomy
	True	False
4.

None of the directors who held office in the Company during the reporting year is subordinate[6] to the CEO, directly or indirectly (other than a director who represents the employees, if the Company has employee representation). See note at the end of the questionnaire.

If your answer is False (i.e., a director is subordinate to the CEO as aforesaid), please indicate the number of directors who do not comply with the foregoing restriction: _____.

√
5.

All the directors who notified about a personal interest in the approval of a transaction on the agenda for the meeting, were not present at the meeting and did not participate in the vote, as set forth in
Section 278 (b) to the Companies Law:

If your answer is False:

Was the director present to exhibit a specific topic as set forth in the last clause of Section 278(a)?

☐ Yes ☐ No (Mark an X in the appropriate checkbox)

Indicate the percentage of meetings in which such directors were present and/or participated in the vote, except for the circumstances described in Subsection (a) above

√
6.

The controlling shareholder (including a relative and/or representative acting on his/her behalf), who is not a director or other senior executive officer in the Company, did not participate in the Board of Directors' meetings held during the reporting year.

If your answer is False (i.e., a controlling shareholder and/or his/her relative and/or representative who is not a board member and/or senior executive officer in the Company participated in Board of Directors' meetings, as aforesaid), indicate the following details concerning the participation of any additional person in the meetings, as aforesaid:

Identity: _____.

Position in the corporation: _____ (if any).

Details of the relationship to the Controlling Shareholder (if the individual who participated is not the Controlling Shareholder): _____.

Was this due to the presentation of a specific topic: ☐ Yes ☐ No

(Mark an X in the appropriate checkbox).

The extent of his/her participation[7] in Board of Directors' meetings held during the reporting year: _____ Other participation: ______

☐ Not applicable (the Company has no controlling shareholders).

√

[6]	In this question, holding office as a director in an investee that is controlled by the Company will not be deemed as being "subordinate". On the other hand, a director that holds office as an officer of the Company (except for director) and/or an employee in a company that is controlled by the Company will be considered "subordination" in the matter of this question.
[7]	Distinguishing between a controlling shareholder and his/her relative and/or any person representing him/her.

Directors' qualifications and skills
			True	False
7.

The Company's Articles of Association do not include a provision restricting the option of immediately terminating the office of all the Company's directors who are not external directors (in this matter - an ordinary majority decision is not considered a restriction)[8].

If your response is False (i.e., there is such restriction), please indicate -

X
	A.	The term of office set in the Articles of Association for a director: With regard to a director who is not an external director - from the date of appointment until the date of the following general meeting; with regard to an external director - pursuant to the provisions of the Companies Law.
	B.	The majority required as prescribed in the Articles of Association for terminating the terms of office of the directors: Extraordinary majority (the majority required to approve an extraordinary transaction with a controlling shareholder, pursuant to the provisions of the Companies Law).
	C.	The requisite quorum prescribed in the Articles of Association for a general meeting convened to terminate the term of office of directors: Ordinary quorum - two members holding together or representing at least 25% and above of the company's voting power.
	D.	The majority required to change these provisions in the Articles of Association: Regular majority.
8.

The Company has a training program for new directors, regarding the Company's area of business and the laws applicable to the Company and its directors, as well as a plan for further training the directors in office, which is adapted, inter alia, to the director's position in the Company.

If your response is True - indicate whether the program was implemented during the reporting year:

☒ Yes ☐ No

(Mark an X in the appropriate checkbox).

√
9.	A.

The Company set a minimum number of directors for the Board of Directors who are required to have accounting and financial expertise.

If your response is True - indicate the minimum number set: Four directors (including one external director).

√
B.

The number of directors who held office during the reporting year was:

Directors with accounting and financial expertise[9]: 7. See note at the end of the questionnaire.

Directors with professional qualifications[10]: 2. See note at the end of the questionnaire.

If there were changes in the number of directors during the reporting year, please provide information of the lowest number (other than during a period of 60 days from the change) of each class of directors who held office during the reporting year.

			_____	_____
10.	A.

Throughout the reporting year, the Board of Directors was composed of both men and women.

If your answer is False - indicate the period (in days) during which this did not occur: _____.

You may answer True for this question if the period during which the board did not include both men and women did not exceed 60 days, nonetheless if your answer is (True/False), please indicate the period (in days) during which the board did not include both men and women: _______.

√
	B.	The number of directors men and of women serving on the Company's Board of Directors at the date of publication of this questionnaire: Men: 8; Women; 1.	_____	_____

[8]	A debentures company is not required to respond to this question.
[9]	Following the Board of Director’s assessment, in compliance with the provisions of the Companies Regulation (Conditions and Criteria for a Director with Accounting and Financial Expertise and for a Director with Professional Qualifications) 2005.
[10]	See Footnote 9 above.

Board Meetings (and convening of THE General Meeting)
							True	False
11.	A.	Number of Board of Directors' meetings held during each quarter in the reporting year: Q1 (2018) 17 Q2 7 Q3 2 Q4 7					_____	_____
B.

Indicate, alongside the names of the Company's directors who held office during the reporting year, their rate[11] of participation in meetings of the Board of Directors (in this subsection, including meetings of the Board of Directors' committees to which they belong, as noted below), held during the reporting year (and with regard to their term of office): See note at the end of the questionnaire.

(Please insert additional lines according to the number of directors)

							_____	_____
		Director's Name	Participation in Board of Directors Meetings	Participation in Audit Committee meetings[12]	Participation in meetings of the Financial Statements Review Committee[13]	Participation in meetings of the Compensation Committee[14]	Participation in meetings of other Board of Directors' committees on which he/she serves (by indicating the name of the committee)
		Shlomo Rodav	23/23				Security Committee – 1/1
		Shaul Elovitch	5/5
		Or Elovitch	6/6
		Orna Elovitch-Peled	4/5
		Ilan Biran	11/13	13/14	7/7		Security Committee – 1/1
		Ami Barlev	25/26				Internal Compliance Committee – 2/2
		Orly Guy	12/13	14/14		7/8	Internal Compliance Committee – 2/2
		David Granot	33/33	14/14	7/7		Security Committee – 1/1
		Amnon Dick	11/13	13/14	7/7	6/8	Internal Compliance Committee –2/2
		Zeev Vurembrand	33/33	20/21	7/7	15/16	Infernal Compliance Committee – 1/1
		Idit Lusky	12/13	14/14	7/7	7/8	Internal Compliance Committee – 2/2 Security Committee – 1/1
		Rami Nomkin	32/33
		Tali Simon	33/33	21/21	11/11	16/16	Internal Compliance Committee – 3/3
		Dov Kotler	12/13
		Mordechai Keret	33/33	21/21	11/11	16/16	Security Committee – 1/1
		Joshua Rosensweig	18/20	6/7	4/4	6/8	Internal Compliance Committee – 1/1
		Doron Turgeman	25/26		7/7
12.	During the reporting year, the Board of Directors held at least one discussion concerning the management of the Company's businesses by the CEO and his subordinate officers, at which they were not present, after they were given the opportunity of expressing their position.						√

[11]	See Footnote 2.
[12]	With regard to a company director serving on this committee.
[13]	With regard to a company director serving on this committee.
[14]	With regard to a company director serving on this committee.

Separation of the roles of the CEO and Board Chair
			True	False
13.

Throughout the reporting year, a Chair of the Board of Directors was in office in the Company.

You may answer True for this question if the period during which the board was not chaired by a chairperson did not exceed 60 days (as set forth in section 363A(2) of the Companies Law) nonetheless if your answer is (True/False), please indicate the period (in days) during which the board was not chaired by a chairperson: 0. See note at the end of the questionnaire.

√
14.

Throughout the reporting year, the Company was managed by a CEO.

You may answer True for this question if the period during which the Company was not managed by a CEO did not exceed 90 days (as set forth in section 363A(6) of the Companies Law) nonetheless if your answer is (True/False), please indicate the period (in days) during which the Company was not managed by a CEO: 0. See note at the end of the questionnaire.

√
15.

In a company in which the Chair of the Board of Directors also acts as the CEO and/or exercises his/her authority, the CEO/Chair duality was approved in accordance with the provisions of Section 121(C) of the Companies Law[15].

☒ Not applicable (since such duality does not exist in the Company).

16.	The CEO is not a relative of the Chairman of the Board of Directors. If your response is False (i.e., the CEO is related to the board chair) -		√
	A.	Please indicate the relationship between the parties: _____.	_____	_____
	B.	The office was approved in accordance with Section 121(C) of the Companies Law[16]: ☐ Yes ☐ No (Mark an X in the appropriate checkbox).	_____	_____
17.	The Controlling Shareholder or their relatives do not serve as CEO or as other senior officers in the Company, other than as directors. ☐ Not applicable (the Company has no controlling shareholders).		√

[15]	In a debentures company, approval in accordance with Section 121(D) of the Companies Law.
[16]	In a debentures company, approval in accordance with Section 121(D) to the Companies Law.

Audit Committee
			True	False
18.	The following persons did not serve on the Audit Committee during the reporting year:		_____	_____
	A.	Controlling Shareholder or their relative. ☐ Not applicable (the Company has no controlling shareholders).	√
	B.	Chair of the Board of Directors.	√
	C.	A director employed by the Company or by the Company's Controlling Shareholder, or by another company controlled by them.	√
	D.	A director who regularly provides services to the Company, or to the Company's Controlling Shareholder, or to a company controlled by them.	√
	E.	A director whose primary source of income is the Controlling Shareholder. ☐ Not applicable (the Company has no controlling shareholders).	√
19.	Persons who are not eligible to be a member of the Audit Committee, including the Controlling Shareholder or their relatives, did not participate in Audit Committee meetings during the reporting year, other than pursuant to the provisions of Section 115(E) of the Companies Law.		√
20.

The requisite quorum for discussion and decision making at all Audit Committee meetings held during the reporting year was a majority of the Committee's members, whereby the majority of the participants were independent directors and at least one was an external director.

If your response is False - please indicate the number of meetings at which this requirement was not met: _____.

√
21.	The Audit Committee held at least one meeting during the reporting year with the participation of the Internal Comptroller and the Auditor, as the case may be, and in the absence of Company officers who are not members of the Audit Committee, concerning flaws in the management of the Company's business. See note at the end of the questionnaire.		√
22.	Every Audit Committee meeting with the participation of persons who are not eligible to serve as members of the Committee, was with the approval of the Committee Chair and/or at the request of the Committee (with respect to the Company's legal counsel and secretary, who are not a Controlling Shareholder or his/her relative).		√
23.	In the reporting year, arrangements were in effect as set forth by the Audit Committee in respect of the manner of handling complaints by Company employees about defects in the administration of its business, and about the defense that will be provided to employees who made such complaints.		√
24.	The Audit Committee (and/or the Financial Statements Review Committee) was convinced that the scope of the Auditor's work and their fees for the reporting year were appropriate for carrying out a proper audit and review.		√

Duties of the financial statements review committee ("the Committee") prior to the approval of the financial statements
			True	False
25.	A.	Indicate the time (in days) set by the Board of Directors as reasonable time for providing recommendations prior to the Board of Directors' meeting at which periodic or quarterly statements will be approved: 3 days when approving periodic reports, and 2 days when approving quarterly reports.	____	____
B.

Actual number of days that elapsed between the date on which the recommendations were sent to the Board of Directors and the date on which the financial statements were approved:

Q1 Report (2018): 3 days

Q2 Report: 3 days

Q3 Report: 3 days

Annual Report: 3 days

			____	____
C.

Number of days that elapsed between the date on which the draft of the financial statements was sent to the directors and the date on which the financial statement were approved:

Q1 Report (2018): 6 days

Q2 Report: 5 days

Q3 Report: 3 days

Annual Report: 6 days

26.

The Company's Auditor was invited to all meetings of the Committee and of the Board of Directors at which the Company's financial statements for the quarters of the reporting year were discussed.

If your response is False, please indicate the rate of participation: _____.

√
27.	During the reporting year, the Committee was in compliance with all the conditions as set forth below:		_____	_____
	A.	The number of Committee members was not less than three (during the Committee's discussion and approval of said reports).	√
	B.	All the conditions pursuant to Section 115(b) and (c) of the Companies Law were met (with regard to the office of the members of the Audit Committee).	√
	C.	The Audit Committee's Chair is an external director.	√
	D.	All the Committee's members are directors and the majority are independent directors.	√
	E.	All the members of the Committee can read and understand financial statements, and at least one of the independent directors has accounting and financial expertise	√
	F.	The Committee members provided declarations prior to their appointment.	√
	G.	The requisite quorum for the Committee's discussions and decisions was a majority of its members, provided that the majority of the participants consisted of independent directors and at least one was an external director.	√
	If your answer is False concerning one or more of the subsections to this question, please specify for which report (periodic/quarterly) the condition was not met: With reference to the reports for the first, second and third quarters of 2018, the condition stipulated in Section 115(b) to the Companies Law relative to one of the members of the committee was not met. It is noted, that over the entire period, seven additional directors served in the committee and were present in all its meetings, who comply with all the conditions. Furthermore, as at the date of the report, the conditions are fully met.		_____	_____

Compensation committee
			True	False
28.

In the reporting year, the committee comprised at least three members, and the external directors constituted the majority (on the date of the meetings of the committee).

☐ Not relevant (no meeting were held).

√
29.	The conditions of service and employment of all members of the Compensation Committee in the reporting year comply with the Companies Regulations (Rules Concerning Remuneration and Expenses of External Directors) 2000.		√
30.	In the reporting year, the following persons did not serve in the Compensations Committee:		√
	A.	The Controlling Shareholder or their relative. ☐ Not applicable (the Company has no controlling shareholders).	√
	B.	The Chair of the Board of Directors	√
	C.	A director employed by the Company or by the Company’s Controlling Shareholder, or by another company controlled by them.	√
	D.	A director who regularly provides services to the Company, or to the Company's Controlling Shareholder, or to a company controlled by them.	√
	E.	A director whose primary source of income is the Controlling Shareholder. ☐ Not applicable (the Company has no controlling shareholders).	√
31.	In the reporting year, the Controlling Shareholder or their relatives were not present at the meetings of the Compensation Committee, except if the Chair of the committee determined that one of them was required to present a specific topic.		√
32.

The Compensation Committee and the Board of Directors did not exercise their authority pursuant to the provisions of Sections 267A(C), 272(C)(3) and 272(C1)(1)(C) to approve a transaction or compensation policy, despite the objection of the General Meeting.

If your response is Incorrect, indicate ______

Type of transaction approved: ________

Number of times their authority was exercised in the reporting year: _____

√

INTERNAL Auditor
		True	False
33.	The Chair of the Board of Directors or the CEO of the Company is responsible within the Company for the Internal Auditor.	√
34.

In the reporting year, the Chair of the Board of Directors or the Chair of the Audit Committee approved the work plan.

Furthermore, indicate the audit subjects covered by the Internal Auditor in the reporting year: Corporate Governance, Procurement, Service and Sales, Payments, Technologies, Collections, Enforcement and Compliance, Risks Management, etc.

(Mark X in the appropriate checkbox)

√
35.

Scope of employment of the Internal Auditor in the Company in the reporting year (in hours17): Approximately 11,100 hours [see note at the end of the questionnaire].

Scope of activities of the Internal Audit in significant companies held by the Company in 2018: Pelephone, 3,500 hours; Bezeq International, 2.200 hours; DBS, 1,200 hours.

√
	In the reporting year, there was a meeting (of the Audit Committee or of the Board of Directors) in which the findings of the Internal Auditor were discussed.	√
36.	The Internal Auditor, his/her relatives, accountant or any person on his/her behalf do not have any interest in the Company, and do not have material business relationships with the Company, a controlling shareholder, their relatives or companies under their control.	√

[17]	Including working hours invested in companies held by the Company and conducting audits outside Israel, as the case may be, both by the Internal Auditor and by the internal auditors of the Company’s subsidiaries.

Transactions with Interested Parties
	True	False
37.

The Controlling Shareholder or a relative (including a company under their control) are not employed by the Company and do not provide it with management services.

If your response is False (i.e., the Controlling Shareholder or a relative are employed by the Company or provide it with management services) please indicate -

- The number of relatives (including the Controlling Shareholder) employed by the Company (including companies under their control and/or through a management company) is: See note at end of the questionnaire.

- Were their employment contracts and/or management service agreements duly approved by the bodies prescribed by law?

☒ Yes – During a portion of the reporting year, the Controlling Shareholder provides the Company with management services in accordance with the note at the end of the questionnaire, according to an agreement whose extension was approved by the General Meeting on June 30, 2016.

☐ No

(Mark an X in the appropriate checkbox)

☐ Not applicable (the Company has no controlling shareholder) _____.

X
38.

To the best of the Company's knowledge, the Controlling Shareholder does not have other businesses in the Company's area of operations (in one or more areas). See note at the end of the questionnaire.

If your response is False, please indicate whether an arrangement has been made between the Company and its Controlling Shareholder for delimiting the operations:

☐ Yes

☐ No

(Mark an X in the appropriate checkbox)

☐ Not applicable (the Company has no controlling shareholders).

√

Concluding Notes to the Questionnaire

1.	Board of Directors Autonomy

Section 3 – In respect of external Director Mr. Zeev Vurembrand, said verifications raised a question relating to a relationship during standard business between Meuhedet Health Services, where the external director was CEO during the reporting period (and until February 2, 2019), and the Company and a subsidiary. The company raised the subject of the evaluation of the connection of the appointment and during the service of external and independent directors before the Securities Authority through a preliminary request. In the framework of the request, the Company proposed an outline for examining said connection, further to the discussions and correspondence with the Securities Authority during the reporting year. As at the date of submission of the report, the Company is waiting for the response from the Securities Authority and acts according to the aforementioned outline.

With reference to the classification by the Audit Committee of the business relationship of an independent director as negligible, see the immediate (complementary) report of the assembling of the general meeting of the company's shareholders of January 23, 2019.

Section 4 – It is noted that Director Rami Nomkin is a director from among the employees.

2.	Skills and Directors’ Skills

Section 9B – It is noted that in the reporting year, over the period until April 25, 2018, a total of nine directors served in the Company (whether by themselves or through substitutes), out of which seven have accounting and financial expertise, and two have professional qualifications. In the period from April 26, 2018, a total of 13 directors served in the Company, out of which 10 have accounting and financial expertise and three have professional qualifications.

3.	Board Meetings (and Convening of the General Meeting)

Section 11B – It is noted that in the column 'Participation in meetings of other Board of Directors' committees' refers to permanent committers of the Board only, and does not include ad-hoc meetings convened for specific topics, and their activities were completed.

It is noted that Mr. Shaul Elovitch and his son, Mr. Or Elovitch, ceased serving as directors in the Company on March 6, 2018. During the period beginning on February 18, 2018, the aforementioned were prevented from serving and/or making any contact with the Company due to the limiting conditions imposed due to the investigation by the Securities Authority and the Israel Police. On February 25, 2018, the Board of Directors appointed Mr. Doron Turgeman as substitute director to Or Elovitch and Mr. Ami Barlev as substitute director to Orna Elovitch-Peled. On March 6, 2018, the Board of Directors appointed Mr. Felix Cohen as substitute director to Shaul Elovitch for the purpose of a single meeting held on that date. On March 6, 2018, according to the Company's bylaws, the Board of Directors appointed Mr. Shlomo Rodav and Mr. Doron Turgeman as regular directors in the Company until approval of their appointment as regular directors in the Company by the annual general assembly on April 26, 2018. Mr. Ami Barlev continued to serve as substitute director for Ms. Orna Elovitch-Peled until approval of his appointment as regular director of the Company by the annual general assembly on April 26, 2018. It is noted that in the meetings of the Board of Directors in which a substitute director was appointed for a serving director they were counted in the meetings of the substitute director and not in the number of meetings of the serving director.

Directors Ms. Orna Elovitch-Peled and independent director Mr. Joshua Rosensweig concluded their service on April 25, 2018. External directors Mr. Amon Dik and Ms. Idit Lusky, independent director Mr. Dov Kotler and regular directors Mr. Ilan Biran and Ms. Orly Guy began serving upon their appointment by the general meeting on April 26, 2018. In the reporting year, Mr. David Granot served as Deputy Chair of the Board of Directors until April 30, 2018 (during that period, Mr. David Granot did not serve as member of the committees of the Board of Directors). As of April 30, 2018, director Mr. Shlomo Rodav began serving as Chair of the Board of Directors. It is noted that on January 20, 2019, external director Tali Simon concluded her service in the Company, and on February 3, 2019, external director Mr. Mordechai Keret and regular directors Mr. Ilan Biran and Ms. Orly Guy concluded their service as directors in the Company.

It is noted that on August 22, 2018, the Company's Board of Directors decided to cancel the Internal Compliance Committee and transfer its responsibilities for internal enforcement to the Audit Committee.

It is noted that in the number of meetings of the Board of Directors and its committees, the meetings held during the reporting year were taken into consideration in terms of the period that each of the directors served in the Board of the Directors and in each of the committees.

4.	Separation of the functions of the CEO and the Chairman of the Board of Directors

Section 13 – On April 30, 2018, the Board of Directors appointed Mr. Shlomo Rodav to serve as Chair of the Board of Directors. Until that date, independent director Mr. David Granot served as Interim Chair of the Board of Directors due to the restrictions imposed on Mr. Shaul Elovitch functioning as Chairman of the Board, in whole or in part, as of the date of commencement of the investigation by the Securities Authority in 2017.

Section 14 - In the period commencing February 18, 2018 until March 27, 2018, Ms. Stella Handler, the Company's CEO, was limited to perform and/or make any contact with the Company due to the restrictions imposed on her due to the investigation by the Securities Authority and Israel Police. Therefore, on February 28, 2018, the Board of Directors appointed the Vice President of the Business Division, Mr. Kobi Paz, as interim CEO of the Company until the return of the CEO as aforementioned. On August 31, 2018, Ms. Stella Handler ceased serving as CEO, and on September 1, 2018, Mr. Dudu Mizrahi began serving as CEO of the Company.

5.	Internal Auditor

Section 35 - With reference to the hours of the Company's Internal Audit, it is noted that said hours include internal audit hours of entities outside the organization and four full-time internal auditors, in addition to the Internal Auditor. The number of hours is determined according to the work plan of the Audit, which is defined according to the scope and complexity of the various Company activities. In 2018, these hours also included a significant number of hours by entities hired by the Internal Auditor for the tasks outlined in Section E to this periodic report, and which included a special evaluation of corporate governance in the Bezeq Group, an evaluation about the suitability of control processes in the Company, and a review of the work procedures of the Board of Directors.

6.	Transactions with Interested Parties

Section 37 - The Company and companies under its control do not employ controlling shareholders or their relatives. It is noted that between the Company and Eurocom Communications Ltd. (in dissolution) ("Eurocom") had, during the reporting period, a management agreement in force, pursuant to which Eurocom provided the services of Mr. Shaul Elovitch to the Company, as well as the services of consultants on behalf of the management company, including Mr. Or Elovitch and Mrs. Orna-Elovitch-Peled, son and daughter in law of Mr. Shaul Elovitch. On July 26, 2018, the Board of Directors of the Company decided that the provision of all service components pursuant to the management agreement terminated de facto on April 25, 2018 (for details, see Note 30.3.2 B to the financial reports). For details about the Company's controlling shareholder, see Section A to the immediate report about the holdings of interested parties and senior officers dated January 7, 2019.

Section 38 - The Controlling Shareholder (chaining) is not directly involved with the Company's operations. However, companies under the control of the Controlling Shareholder provide (over the years prior to the acquisition of control of the Company as well) key services, equipment and other means that the Company and its subsidiaries/affiliates purchase for running their operations. The key products and services purchased in the reporting year from companies controlled by the Controlling Shareholder as aforementioned are cellular telephony and landline terminal equipment. Furthermore, satellite capacity for cable television services was acquired from a company that is no longer controlled by the Controlling Shareholder (for details, see Note 30.3.2 C to the financial statements. In terms of the Company, the scope of operations is negligible.

Chairman of the Board of Directors	Chairman of the Audit Committee	Chairman of the Financial Statements Review Committee

Chapter E:

Report on the effectiveness of internal control over financial reporting and disclosure for the year ended December 31, 2018

The information contained in this report constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1.	Report of internal control over financial reporting and disclosure:

Annual report on the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 9(B)a of the Securities Regulations (Periodic and Immediate Reports), 1970:

Management, under the supervision of the Board of Directors of “Bezeq” The Israel Telecommunication Corp Limited, (“the Company”), is responsible for establishing and maintaining appropriate internal control over financial reporting and disclosure in the Company.

For this matter, the members of Management are:

1.	Dudu Mizrahi, CEO;

2.	Ehud Mezuman, VP Human Resources Division;

3.	Udi Atar, VP Private Division;

4.	Eyal Kamil, VP Operations and Logistics Division;

5.	Itzik Ben Eliezer, VP Technologies & Network Division;

6.	Amir Nachlieli, Legal Counsel;

7.	Erez Hasdai, VP Economics & Regulaion[1];

8.	Guy Hadass, VP Corporate Communications;

9.	Yali Rothenberg, CFO Bezeq Group;

10.	Yaacov Paz, VP Commercial Division

11.	Keren Laizerovitz, VP Marketing & Innovation Division;

In addition to the said members of Management, the following serve in the Group’s headquarters:

1.	Yehuda Porat, Head of Security Unit;

2.	Lior Segal, Internal Auditor;

3.	Shelly Bainhoren, Group Corporate Secretary and Internal Compliance Officer;

Internal control over financial reporting and disclosure includes controls and procedures in the Company, which were planned by the CEO and the most senior financial officer, or under their supervision, or by whoever fulfills those functions in practice, under the supervision of the Board of Directors of the Company, and were designed to provide reasonable assurance as to the reliability of the financial reporting and the preparation of the reports in accordance with the provisions of the law, and to ensure that information that the Company is required to disclose in the reports it publishes in accordance with the provisions of the law is collected, processed, summarized and reported on the date and in the format laid down in law.

Internal control includes controls and procedures planned to ensure that the information that the Company is required to disclose as aforesaid, is accumulated and forwarded to the Management of the Company, including to the CEO and the most senior financial officer or to whoever fulfills those functions in practice, in order to enable decisions to be made at the appropriate time in relation to the disclosure requirement.

Due to its structural limitations, the internal control over financial reporting and disclosure is not intended to provide absolute assurance that misstatement or omission of information from the reports will be prevented or will be detected.

[1]	Commenced his tenure on February 15, 2019

Management, under the supervision of the Board of Directors, has carried out a review and an assessment of the internal control over financial reporting and disclosure within the Company and their effectiveness.

Assessment of the effectiveness of the internal controls over financial reporting and disclosure that Management carried out under the supervision of the Board included:

1.	Mapping and identification of the relevant business segments, accounts and business processes the Company deems very material for financial reporting and disclosure;

2.	Examination and update of risks of reporting and disclosure;

3.	Update of documentation of the controls that provide a response to risks identified and documentation of new controls;

4.	Review and assessment of effectiveness of the said controls;

5.	Overall assessment of the effectiveness of the internal controls;

Model assessment of the effectiveness of the internal controls over financial reporting and disclosure to be based on the following four components:

1.	Entity level controls;

2.	Process of preparing and closing the financial statements;

3.	IT general controls (ITGC);

4.	Very material processes for financial reporting and disclosure: revenues, purchasing, fixed assets and payroll.

Based upon the assessment of the effectiveness carried out by Management under the Board’s supervision as detailed above, the Board and Management of the Company reached the conclusion that the internal control over financial reporting and disclosure in the Company as of December 31, 2018 was effective.

Details of a material weakness that was remedied during the reporting year, including the date on which a report was made about it for the first time:

As part of the assessment of the effectiveness of the internal control over financial reporting and disclosure for the year ended December 31, 2017, a number of significant deficiencies in Entity Level Controls were identified, which in the opinion of Management and the Board of Directors cumulatively represent a material weakness as detailed below.

In 2017-2018 investigations were conducted by the Israel Securities Authority and the Israel Police, as part of which a number of officers and senior employees of the Bezeq Group were questioned.(Most no longer serve in the Group as of the publication date of this report). For further details on these matters see section 1.1.5 of the Chapter, Description of Company Operations in the 2018 Periodic Report and the Company’s Immediate Reports referred to in that section.

The Company does not have complete information about the Investigations, their content, nor the material and evidence in the possession of the statutory authorities on this matter. Accordingly, the Company is unable to assess the effects of the investigations, their findings and their results on the Company and on the financial statements and on the estimates used in the preparation of these financial statements, if any. With the removal of the constraints to carrying out checks and controls related to matters that arose in the Investigations, the checks will be completed as required to all the matters that arose in those Investigations.

Without derogating from the foregoing, a number of significant deficiencies arose from or were impacted by the Investigations as stated above. Among them, during the period of the Investigations as stated, conditions were set for release under restrictions of some of those under investigation who served in key positions in the Company and DBS, which led to the extended absence of some of those under investigation, thereby constraining the Company and Group companies in their operations. As a result, and due to the large number of meetings of the Board and their committees in the Company and DBS in the period from the opening of the Investigation, there were also delays in preparation of the minutes of a significant number of meetings of the Board and their committees in these companies in 2017. In addition, there were indications of procedural deficiencies in respect of the work of the Independent Committee of the Board of Directors related to the engagements that, to the best of the Company’s knowledge, were related to the investigation.

Moreover, it was found that a limited number of employees who took part in the change management control process in one of the Company’s IT systems acted in an improper manner in contravention of the Company’s procedures. In addition, suspicion arose, as part of the Company’s internal review concerning the period after November 1, 2017, that the Company’s Corporate Secretary (at that time) listened in on discussions to which she was prohibited from being privy to.

In addition, in some of the Group companies, a lack of procedures and a need to update certain procedures were found.

Disclosure of the material weakness was provided for the first time by the Company in the Report on the Effectiveness of Internal Control on the Financial Statements and on the disclosure for the year ending December 31, 2017, published on March 29, 2018. During the period up until December 31, 2018 Management and the Board carried out various wide-ranging actions to remedy the material weakness (part under the constraints arising from the Investigations). In carrying out part of the actions the Company was assisted by external professional advisors.

The corrective measures were intended to reinforce internal control within the Company, inter alia, by creating new controls and by strengthening and expanding existing controls. Implementation of the corrective measures took several months. The corrective program and progress status were reported periodically to the Company’s Management, Board of Directors and its Committees. In parallel, in the quarterly report of the Effectiveness of Internal Control on the Financial Statements and on the Disclosure for the period ended March 31, 2018, June 30, 2018 and September 30, 2018 the Company reported on the various measures taken to remedy the weakness, noting the completion status of each of them.

In the light of the actions carried out to remedy the material weakness and based on an assessment of effectiveness carried out by Management under the supervision of the Board of Directors, the Company’s Board and Management came to the conclusion that the internal control on the financial statements and the disclosure in the Company as of December 31, 2018 was effective.

Below are the actions carried out by the Company to remedy the material weakness:

1.	Changes made to composition of the Board of Directors:

1.1.	On June 28, 2017 the Board of Directors appointed director David Granot to the position of Interim Chairman of the Board (he served in this position until April 30, 2018);

1.2.	On March 6, 2018 directors Shaul Elovitch and Or Elovitch (who had been investigated as part of the Investigations) resigned from their positions, and in their place two new directors were appointed by the Board;

1.3.	Further to the search and appointment process for candidates for the Company’s Board carried out with the support of a specialist company in the field, on April 26, 2018 the Annual General Meeting of the Company’s shareholders selected the composition of a new Board of Directors, so that in total from that date 13 directors served on the Company’s Board. Similarly, on April 30, 2018 the Company’s Board decided to select Mr. Shlomo Rodav as Chairman of the Company’s Board of Directors.

In addition, new appointments of directors were made to the Company’s Board committees and to the Boards of the subsidiaries.

1.4.	It should be noted that in January-February 2019, 4 directors ceased to serve, so that as of this reporting date the Company’s Board has 9 serving directors.

2.	Changes made in the composition of the Management of the Company and the subsidiaries:

2.1.	On February 28, 2018 Mr. Yaacov Paz, Vice President of the Commercial Division, was appointed the Company’s Interim CEO (until March 27, 2018).

2.2.	In July 2018 the Manager for Group Strategy and Business Development, the CEO of DBS and the CFO of DBS ended their tenures.

2.3.	In August 2018 the CEO of Pelephone started to serve as CEO of DBS, in addition to his position as CEO of Pelephone. In addition, a new CFO was appointed at DBS.

2.4.	In September 2018 a new CEO of the Company, Mr. Dudu Mizrahi, took office.

3.	The Company has retained the services of professional accounting support to assist the process of preparing the financial statements of DBS for 2017.

4.	The Company and DBS have added supplementary procedures concerning the actions of certain employees on matters that impact financial reporting and disclosure, in order to deepen internal control of these issues. These supplementary procedures were implemented in 2017 and 2018.

5.	The Company carried out a special review of the correctness of the Company’s control processes. The review was carried out by external consultants, led by the Company’s Internal Auditor and under the supervision of a Special, Independent Committee from among the Company’s Board members. The review has been finished. However, it was limited in scope and did not include factual checks in respect of matters raised in the Investigations. Further to this review, various corrections in the Company’s control and work processes were approved by the Company’s Special Committee and Audit Committee. Implementation of the corrections has been completed.

6.	The Bezeq Group has implemented a special review of the issues of corporate governance led by the Company’s Internal Auditor and supported by external consultants. The work includes deepening reviews on the issues of risk management, compliance, enforcement and internal audit. The Group Companies are implementing the required adjustments in accordance with the multi-year plan.

7.	In July 2018 the working procedures of the Board of Directors were modified, inter alia, further to the examination carried out by the Company assisted by professional advisors. Similarly, the Company’s Internal Auditor completed his review of the effectiveness of the procedures of the Board and presented his findings to the Company’s Audit Committee and Board. In a review carried out by the Company’s Internal Auditor it was found that the issues were handled as required.

8.	The preparation of minutes of meetings of the Board and its committees in 2017 of the Company and DBS has been completed.

9.	The review process regarding changes to one of the Company’s IT systems:

9.1.	Employees who took part in the control process and were found to have acted improperly and in contravention of the Company’s procedures were dismissed or transferred to other positions that are not involved in the financial reporting and disclosure process. Similarly, supplementary procedures were implemented concerning the actions of these employees in 2017 and 2018.

9.2.	Changes were made in the organizational structure of the training department for the IT system.

9.3.	The “change management control process” of the IT system was examined and updated.

9.4.	Working procedures were tightened up and training was given to employees of the Technologies and Network Division who take part in the internal control of the financial reporting and disclosure.

10.	The previous Corporate Secretary was transferred from her position to another one that was not an officer’s position and on March 31, 2018 ended her employment in the Company.

11.	Procedures:

11.1.	Group Companies have appointed responsible parties to be in charge of the issue of procedures.

11.2.	Group Companies assisted by external advisors carried out a special review to identify missing enforcement procedures and programs,

11.3.	Group Companies have written and updated required procedures and distributed them in the companies. In addition, the companies have refreshed the enforcement programs on various issues.

2.	Declaration of Executives:

A.	Declaration of the CEO in accordance with Regulation 9(B)(d)(1) of the Securities Regulations (Periodic and Immediate Reports), 1970:

I, Dudu Mizrahi, declare that:

(1)	I have reviewed the periodic report of “Bezeq” The Israel Telecommunication Corp Limited, (“the Company”) for 2018 (“the Reports”).

(2)	To the best of my knowledge, the reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the reporting period.

(3)	To the best of my knowledge, the financial statements and other financial information in the Reports fairly present in all material respects, the financial condition, results of operations and cash flows of the Company as of the dates and for the periods presented in the Reports.

(4)	I have disclosed to the auditor of the Company, to the Board of Directors, to the Audit and the Financial Statements Committees of the Board of Directors of the Company, based on my most recent evaluation of internal control over financial reporting and disclosure:

A.	All the significant deficiencies and material weaknesses in the design or operation of the internal control over financial reporting and disclosure which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, in a way that could cast doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law;

B.	Any fraud, whether or not material, that involves the CEO or anyone directly subordinate to the CEO, or which involve other employees who have a significant role in the Company’s internal control over financial reporting and disclosure

(5)	I, alone or together with others in the Company:

A. Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to ensure that material information relating to the Company, including its subsidiaries as defined in the Israel Securities Regulations (Annual Financial Statements), 2010 is brought to my knowledge by others in the Company and in the subsidiaries, particularly during the period of preparation of the Reports

B. Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with accepted accounting principles

C.	Assessed the effectiveness of internal controls over financial reporting and disclosure, and presented in this report the conclusions of the Board of Directors and Management in respect of the effectiveness of the said internal controls as of the reporting date.

Nothing in the foregoing shall derogate from my responsibility or that of anyone else in law.

Date: March 27, 2019

Dudu Mizrahi, CEO;

B.	Declaration of the CFO of the Bezeq Group in accordance with Regulation 9(B)(d)(2) of the Securities Regulations (Periodic and Immediate Reports), 1970:

I, Yali Rothenberg, declare that:

(1)	I have reviewed the financial statements and other financial information included in the reports of “Bezeq” The Israel Telecommunication Corp Limited, (“the Company”) for 2018 (“the Reports”).

(2)	To the best of my knowledge, the financial statements and other financial information included in the Reports do not include any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)	To the best of my knowledge, the financial statements and other financial information in the Reports fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company as of, and for, the dates and periods presented in the Reports:

(4)	I have disclosed the following to the auditor of the Company, to the Company’s Board of Directors, to the Audit and the Financial Statements Committees of the Board of Directors of the Company, based on my most recent evaluation of the internal control over financial reporting and disclosure:

A.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as they refer to the financial statements and other financial information included in the Reports, which are reasonably likely to adversely affect the Company’s ability to record, process, summarize or report financial information in a way that could cast doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law;

B.	Any fraud, whether or not material, that involves the CEO or anyone directly subordinate to the CEO, or which involve other employees who have a significant role in the Company’s internal control over financial reporting and disclosure

(5)	I, alone or together with others in the Company:

A. Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to ensure that material information relating to the Company, including its subsidiaries as defined in the Israel Securities Regulations (Annual Financial Statements), 2010, insofar as it is relevant to the financial statements and other financial information included in the Reports, is brought to my knowledge by others in the Company and in the subsidiaries, particularly during the period of preparation of the Reports; and -

B. Established controls and procedures or ensured the establishment and maintaining of controls and procedures under our supervision, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with accepted accounting principles;

C.	Assessed the effectiveness of the internal control over financial reporting and disclosure, insofar as they refer to the financial statements and other financial information included in the Reports as of the reporting date. My conclusions regarding my assessment were presented to the Board of Directors and Management and are integrated in this Report.

Nothing in the foregoing shall derogate from my responsibility or that of anyone else in law.

Date: March 27, 2019

Yali Rothenberg, CFO Bezeq Group